SHAREHOLDER INFORMATION STATEMENT

                       In connection with the demerger of

                           PETROLEUM GEO-SERVICES ASA

                                   [LOGO] PGS

     This Information Statement relates to the proposed demerger of Petroleum Geo-Services ASA whereby the production business of Petroleum Geo-Services ASA is demerged according to the Demerger Plan dated March 27, 2006.

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     This Information Statement is being distributed to all registered holders of PGS Shares as of April 10, 2006, using the addresses held on file by VPS. Further copies of the Information Statement and documents referred to in the Information Statement are available from PGS. This Information Statement will be distributed to holders of ADSs representing PGS Shares promptly after distribution to PGS shareholders.

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     This Information Statement has been prepared to comply with the disclosure requirements under the OSE member rules and with applicable disclosure requirements under United States securities laws. This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

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     In reviewing this Information Statement, you should carefully consider the matters described under the caption "Risk Factors" in Part I of this Information Statement.

     This Information Statement has not been reviewed or approved by the OSE or any other regulatory authority.

                                 April 10, 2006

                                TABLE OF CONTENTS

   GLOSSARY OF TERMS..........................................................................................4
   EXCHANGE RATE INFORMATION..................................................................................6
   CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.......................................................7

PART I  SUMMARY; PRESENTATION OF FINANCIAL INFORMATION; RISK FACTORS..........................................9

   SUMMARY....................................................................................................9
   PRESENTATION OF FINANCIAL INFORMATION.....................................................................13
   RISK FACTORS..............................................................................................17

PART II  THE DEMERGER........................................................................................37

PART III  PETROJARL..........................................................................................54

   BUSINESS OVERVIEW.........................................................................................54
   SELECTED COMBINED FINANCIAL DATA..........................................................................62
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.....................64
   MANAGEMENT OF PETROJARL FOLLOWING THE DEMERGER............................................................80
   DESCRIPTION OF THE SHARES AND SHARE CAPITAL OF PETROJARL FOLLOWING THE DEMERGER...........................86
   TAXATION..................................................................................................93
   DIVIDENDS AND DIVIDEND POLICY.............................................................................90

PART IV  PGS.................................................................................................99

   BUSINESS OVERVIEW.........................................................................................99
   SELECTED CONSOLIDATED FINANCIAL DATA.....................................................................110
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS....................116
   MANAGEMENT OF PGS FOLLOWING THE DEMERGER.................................................................154
   DESCRIPTION OF THE SHARES AND SHARE CAPITAL OF PGS FOLLOWING THE DEMERGER................................163
   DIVIDENDS AND DIVIDEND POLICY............................................................................167

PART V  FINANCIAL STATEMENTS................................................................................168

   INDEX TO FINANCIAL STATEMENTS............................................................................168
   PETROJARL COMBINED FINANCIAL STATEMENTS..................................................................170
   NOTES TO COMBINED FINANCIAL STATEMENTS...................................................................173
   PGS PRO FORMA FINANCIAL STATEMENTS.......................................................................190

APPENDIX....................................................................................................195

   CONSOLIDATED FINANCIAL STATEMENTS OF PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES.........................195

                          NOTICES TO HOLDERS OF SHARES
                                       AND
           AMERICAN DEPOSITARY SHARES (ADSs) REPRESENTING SUCH SHARES
                                       OF
                           PETROLEUM GEO-SERVICES ASA

Notice to Holders of PGS Shares and ADSs in the United States:

     The distribution of Petrojarl Shares to you in connection with the Demerger will not be registered under the Securities Act and will not be subject to the registration requirements under U.S. securities laws. If you are a holder of PGS ADSs, the Petrojarl Shares will be distributed to you in the form of Petrojarl ADSs.

     Petrojarl intends to apply for an exemption from the filing requirements of
Section 12(g) of the Exchange Act, in accordance with Rule 12g3-2(b) thereunder, and Petrojarl expects to be advised by the SEC that it has been added to the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Exchange Act. If Petrojarl is added to this list, it will furnish certain documents to the SEC in accordance with that rule. These documents will consist primarily of regularly prepared financial statements and annual reports of Petrojarl which, in accordance with the rule, will be in the form prescribed by Norwegian law or practice and are not deemed to be filed with the SEC for purposes of the Exchange Act.

     A registration statement on Form F-6 for the Petrojarl ADSs is expected to be filed with the SEC by Petrojarl and the depositary for the Petrojarl ADSs once the Demerger is approved by the PGS shareholders. The registration statement on Form F-6 for the Petrojarl ADSs will describe the terms of the applicable ADSs. The registration statement on Form F-6 may be retrieved from the SEC website (www.sec.gov).

     Since the Petrojarl Shares and the Petrojarl ADSs will not initially be listed on any exchange or quoted on an inter-dealer quotation system in the United States, it is unlikely that an active trading market will develop in the United States for these shares or ADSs. If Petrojarl obtains an exemption from the filing requirements of Section 12(g) of the Exchange Act in accordance with Rule 12g3-2(b), the Petrojarl ADSs may be quoted in the "pink sheets" in the United States.

Notice to Holders of PGS Shares in the United Kingdom:

     This Information Statement is directed only at persons who (i) are outside the United Kingdom, or (ii) are persons falling with Article 43 ("members and creditors of certain bodies corporate") of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, all such persons together being referred to as "relevant persons." This Information Statement must not be acted upon or relied upon by persons who are not relevant persons. Any investment or investment activity to which this Information Statement relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Holders of PGS Shares outside Norway:

     This Information Statement is not directed to persons whose involvement would require additional documents or other registrations and/or commitments than those required by Norwegian legislation. Persons to whom this Information Statement is distributed must ensure that they comply with such restrictions.

     This Information Statement does not need to be, and has not been, approved or disapproved by a Norwegian authority, nor has any Norwegian authority reviewed or passed upon the accuracy or adequacy of this Information Statement.

                                GLOSSARY OF TERMS

     In this Information Statement, the following terms have the meanings indicated below:

Term                       Definition

ADR(s)                     American Depositary Receipt(s)

ADS(s)                     American Depositary Share(s)

Completion Date            The date on which the Demerger is consummated,
                           expected to occur on or about June 30, 2006

Demerger The proposed demerger of PGS to be effected as set out in the Demerger Plan

Demerger Plan              The plan of demerger approved by the Boards of
                           Directors of PGS and Petrojarl on March 27, 2006

Effective Date             January 1, 2006; the date on which the Demerger shall
                           take effect for tax and Norwegian statutory parent
                           company financial statements purposes, and the date
                           on which the Production Business shall be carried on
                           for the account and risk of Petrojarl

Exchange Act               The United States Securities Exchange Act of 1934,
                           as amended

E&P                        Exploration and production

FPSO                       Floating production, storage and offloading unit

FPU                        Floating production unit

Geophysical Business       Activities of PGS and its subsidiaries and
                           affiliated companies that involve the business of
                           streamer and seafloor seismic data acquisition,
                           seismic acquisition operations on land and marine
                           and onshore multi-client libraries and data
                           processing

IFRS International Financial Reporting Standards (as adopted by EU)

Information Statement      This Shareholder Information Statement dated April
                           10, 2006

MC                         Multi-client

NYSE                       The New York Stock Exchange

OSE                        The Oslo Stock Exchange, Oslo Bors

Petrojarl                  Petrojarl ASA or Petrojarl ASA and its
                           subsidiaries and affiliated companies, as the
                           context requires

Petrojarl ADR(s)           ADR(s) evidencing Petrojarl ADS(s)

Petrojarl ADR Depositary   Citibank, N.A., in its capacity as depositary in
                           respect of the proposed ADR facility to be created
                           by Petrojarl in connection with the Demerger

Petrojarl ADS(s)           ADS(s) representing Petrojarl Shares, each
                           Petrojarl ADS representing one Petrojarl Share


Petrojarl Combined         The combined financial statements of Petrojarl,
Financial Statements       which have been prepared in accordance with U.S.
                           GAAP for purposes of the Demerger

Petrojarl Company          Petrojarl or any of its subsidiaries or affiliated
                           companies following consummation of the Demerger

Petrojarl Share(s)         Share(s) in Petrojarl

PGS                        Petroleum Geo-Services ASA or Petroleum
                           Geo-Services ASA and its subsidiaries and affiliated companies, as the context requires.
                           References to PGS relating to the period prior to the Demerger are to the business, financial condition and results of operations of the Geophysical Business and the Production Business, unless the context otherwise requires. References to the business, financial condition and results of operations of PGS for the period after the Demerger are to the business, financial condition and results of operations of PGS after giving effect to the Demerger of the Production Business.


 PGS ADR(s)                ADR(s) evidencing PGS ADS(s)

 PGS ADS(s)                ADS(s) representing PGS Shares, each representing
                           one PGS Share


 PGS                       The PGS consolidated financial statements and the
 Before Demerger           related notes included in this Information
 Financial Statements      Statement

 PGS Company               Petroleum Geo-Services ASA or any of its
                           subsidiaries or affiliated companies which will
                           not become subsidiaries of Petrojarl following the
                           Demerger

PGS Pro Forma Financial    The pro forma financial statements of PGS which
Statements                 have been derived from PGS' consolidated financial
                           statements and include the historical operations
                           that will be retained by PGS after the Demerger.

PGS Share(s)               Share(s) in Petroleum Geo-Services ASA

Production Business        Activities of PGS and its subsidiaries and
                           affiliated companies that are prior to the
                           Demerger involved in the business of contractor
                           operation of FPSO vessels in the North Sea

The Register               The Norwegian Register of Business Enterprises

SEC                        The United States Securities and Exchange
                           Commission

Securities Act             The United States Securities Act of 1933, as
                           amended

U.S. GAAP                  Generally accepted accounting principles in the
                           United States

VPS                        The Norwegian Registry of Securities,
                           Verdipapirsentralen

2D                         Two dimensional

3D                         Three dimensional

4D                         Four dimensional

                            EXCHANGE RATE INFORMATION

     In this Information Statement, unless otherwise specified or the context otherwise requires:

     o references to "krone," "kroner" and "NOK" are to the lawful currency of Norway;

     o references to "dollar," "dollars" and "$" are to the lawful currency of the United States; and

     o references to "euro," "euros" and "(euro)" are to the single currency of the participating member states in the Third Stage of European Economic and Monetary Union, or EMU, of the Treaty Establishing the European Community, as amended from time to time; and

     o references to "British pound," "British pounds" and "(pound)" are to the lawful currency of the United Kingdom.

     The following table sets forth for the periods indicated certain information regarding the noon buying rate for the kroner, expressed in kroner per dollar as reported by the Federal Reserve Bank of New York. The rates below may differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this Information Statement. The inclusion of the exchange rates is not meant to suggest that the kroner amounts actually represent such dollar amounts or that such amounts could have been converted into dollars at any particular rate, if at all.

                                                            Period End     Average(1)          High            Low
                                                            ----------     ----------          ----            ---
Year
2001...................................................         8.9724         8.9991        9.4538         8.5391
2002...................................................         6.9375         7.9839        9.1110         6.9375
2003...................................................         6.6660         7.0801        7.6560         6.6440
2004...................................................         6.0794         6.7399        7.1408         6.0551
2005...................................................         6.7444         6.4412        6.8023         6.0667

Month
January 2006...........................................         6.6537         6.6287        6.7483         6.5242
February 2006..........................................         6.7474         6.7526        6.8490         6.6416
March 2006.............................................         6.5460         6.6317        6.7340         6.5267

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(1) The average of the noon buying rates for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each month during the applicable period.

     The noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was NOK 6.5460 per dollar as of March 31, 2006.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, PGS and Petrojarl are providing the following cautionary statement. This Information Statement contains forward-looking statements and statements expressing or based on assumptions about future market conditions, operations and results. The words "believe," "anticipate," "aims," "expect," "project," "estimate," "predict," "intend," "target," "assume," "may," "might," "could," "should," "will" or, in each case, their negative, or other variations or comparable terminology are intended to identify those forward-looking statements. Forward-looking statements appear in a number of places in this Information Statement including, without limitation, under the sections "The Production Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part III of this Information Statement and "PGS' Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part IV of this Information Statement. These forward-looking statements address matters such as:

     o market conditions, anticipated demand and prices for the Geophysical Business' services and multi-client data that it licenses, productive capacity in the markets in which the Production Business operates, other competitive factors, possible expansion, technological developments and other trends in the businesses in which the Geophysical Business and the Production Business operate;
     o business strategies, including geographic areas in which PGS and Petrojarl may operate from time to time and potential acquisitions and/or dispositions;
     o maintaining and obtaining contracts for the Production Business' floating production, storage and offloading vessels, the estimated productive lives of the fields served by such vessels and the periods Petrojarl expects such vessels to continue to produce such fields;
     o operating regularity and levels of production for the Production Business' floating production, storage and offloading vessels;
     o the extent to which the Geophysical Business' seismic vessels and equipment will be utilized, including utilization of such vessels to acquire contract or multi-client seismic data;
     o acquisition of contract and multi-client seismic data, governmental licensing activity relating to such acquisition and expected future sales of multi-client seismic data;
     o future capital expenditures, investments in PGS' and Petrojarl's respective businesses and dividends;
     o investments in, and amortization charges for, the Geophysical Business' multi-client library;
     o    governmental and tax regulations and enforcement;
     o future exposure to currency devaluations or exchange rate fluctuations, including in particular fluctuations in the value of the U.S. dollar as compared to the Norwegian kroner and the British pound; and
     o    interest rates.

     These forward-looking statements:

     o address activities, events or developments that PGS expects, believes, anticipates or estimates will or may occur in the future;

     o are based at least in part on assumptions and analyses that PGS has made and that it believes were reasonable under the circumstances when made; and

     o can be impacted by uncertainties and other factors, many of which are beyond PGS' control.

     Any one of these assumptions, uncertainties or other factors, or a combination of these assumptions, uncertainties or other factors, could materially affect the future results of operations, financial position and cash flows of PGS and Petrojarl and whether the forward-looking statements ultimately prove to be accurate. These forward-looking statements are not guarantees of future performance, and actual results, financial position, cash flows and future developments may differ materially from those projected in the forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements disclosed elsewhere in this Information Statement, including those described under "Risk Factors" in Part I of this Information Statement.

                                     PART I

          SUMMARY; PRESENTATION OF FINANCIAL INFORMATION; RISK FACTORS

                                     SUMMARY

     This summary highlights selected information that is described in greater detail elsewhere in this Information Statement. This summary does not contain all of the important information contained in this Information Statement. You should read the entire Information Statement and the other documents referred to in this Information Statement for a more complete understanding of the matters you are being asked to vote upon. For the definitions of certain terms used throughout this Information Statement, please refer to the "Glossary of Terms" included in the forepart of this Information Statement.

Overview of PGS

     PGS is a public limited liability company established under the laws of the Kingdom of Norway in 1991. PGS is a technologically focused oilfield service company principally involved in providing geophysical services worldwide and providing floating production services in the North Sea.

PGS manages its business in three segments:

     o Marine Geophysical, which consists of streamer seismic data acquisition, marine multi-client library and data processing;

     o Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including PGS' onshore multi-client library; and

     o Production, which owns and operates four harsh environment FPSO units in the North Sea

     Marine Geophysical

     PGS is a major global participant in the acquisition of marine seismic data. The business acquires, processes, interprets, markets and sells seismic data worldwide. PGS acquires seismic data both on an exclusive contract basis for its customers and on its own behalf as multi-client data--for licensing to multiple customers on a non-exclusive basis. PGS' Marine Geophysical business is divided into three primary areas of operations: North and South America; Europe, Africa and the Middle East; and Asia Pacific.

     PGS has a total of eleven 3D marine seismic streamer crews, consisting of six Ramform vessels, four of which are capable of towing up to 20 streamers, and five "classic" vessels capable of towing four to eight streamers and one 2D vessel.

     Onshore

     PGS' Onshore business consists of all its seismic acquisition operations on land, in shallow water and in transition zones, and is divided into three primary geographic areas of operations: North America (United States and Canada); Latin America (Mexico and South America); and the Eastern Hemisphere.

     PGS' Onshore operations also include seismic data acquisition for the onshore multi-client library. PGS conducts contract onshore seismic acquisition throughout the world, but its onshore multi-client library contains data only with respect to the United States.

     Production

     The Production Business, which will be owned and operated by Petrojarl from and after consummation of the Demerger, is the largest operator of floating production storage and offloading vessels in the North Sea, measured by production capacity and number of vessels. The Production Business owns and operates four FPSO vessels and operates two shuttle tankers and one storage tanker. The four FPSOs have a combined production capacity of 339,000 barrels of oil per day and a crude oil storage capacity of one million barrels. All four of the Production Business' FPSOs - the Ramform Banff, Petrojarl I, Petrojarl Foinaven and Petrojarl Varg - are double hulled, rated for harsh environments and capable of working in deepwater fields.

Reasons for the Proposal to the Shareholders

     Following a comprehensive review of PGS' strategy and financial structure, its Board of Directors decided in November 2005 to explore the possibilities for separating PGS into two independently listed companies, PGS and Petrojarl.

     The conclusions of PGS' Board are based, in particular, on the following beliefs:

     o the Demerger will enhance the ability of each of the Geophysical Business and the Production Business to operate independently with dedicated and focused management teams and facilitate the ability of each to pursue its own strategic development, through further organic growth and acquisition strategies, as appropriate;

     o the Demerger will allow the Geophysical Business and the Production Business to retain, motivate and recruit key personnel more effectively;

     o the Demerger will allow each of the Geophysical Business and the Production Business to develop capital structures and dividend policies that would be intended to make each company more competitive in its respective business;

     o the Demerger will allow shareholders and other providers of capital to identify more clearly the different characteristics of the Geophysical Business and the Production Business and to value them separately and thereby allow each of the Geophysical Business and the Production Business to develop its own focused investor base; and

     o the Demerger will provide the Geophysical Business and the Production Business independent access to financing in the public markets worldwide and other funding sources which they do not have under the present structure.

The Demerger Transaction

     Under the proposed Demerger, an independent group with Petrojarl as parent company will be established to continue the Production Business. The remaining subsidiaries, activities and other assets presently owned by PGS, constituting the Geophysical Business, will after the completion of the Demerger be continued by PGS and its remaining subsidiaries.

     In the Demerger, PGS will distribute 80.01% of the Petrojarl Shares to PGS' shareholders. It is PGS' intention, subject to the prevailing market conditions and applicable securities laws, to sell up to 19.99% of the Petrojarl Shares in a secondary offering in conjunction with the consummation of the Demerger. Petrojarl does not intend to issue any shares in connection with such offering. The effect of the Demerger is illustrated below:

        |              |             |              |
        |     PGS      |             |     PGS      |
        | shareholders |             | shareholders |
        |              |             |              |
        ----------------             ----------------
          100% |                       100% |      |
               |                            |      |
               |                            |      |-------
               |                            |              |
        ----------------             --------- - - - -     |
        |       |      |             |       |       |     |
        |  PGS    FPSO |             |  PGS  |  FPSO |-----|-----
        |       |      |             |       |       |     |     |
        ----------------             --------- - - - -     |     |
               |                            |              |     |
               -------------                --------       |     |
                           |                       |       |     |
                      100% |                       | 20%   | 80% \/
                     -------------           ---------------- - - -
                     |           |           |         |           |
                     | Petrojarl |           |         |PetroJarl  |
                     |           |           |         |           |
                     -------------           -----------------------

Matters Before PGS' Shareholders at Extraordinary General Meeting

     At the Extraordinary General Meeting of PGS to be held on April 28, 2006 at 08:30 AM at PGS' offices at Strandveien 4, 1366 Lysaker, Norway, PGS' shareholders will vote on approval of the Demerger Plan.

     Approval of the Demerger Plan requires the affirmative vote of at least two-thirds of the votes cast at the Extraordinary General Meeting. The shares of PGS and Petrojarl consist of one class only, each share entitling the holder to one vote. There are no appraisal rights under Norwegian Law or under PGS' or Petrojarl's organizational documents in connection with the Demerger. Registered holders of shares of PGS as of the date of the Extraordinary General Meeting will be entitled to vote on the Demerger Plan.

     PGS' Board of Directors recommends that its shareholders approve the Demerger Plan at the Extraordinary General Meeting. If the shareholders approve the Demerger Plan by the required two-thirds of votes cast, PGS will, as the sole shareholder of Petrojarl, vote to approve the Demerger Plan at the Extraordinary General Meeting of Petrojarl to be held immediately after the Extraordinary General Meeting of PGS on April 28, 2006 at 08:30 AM at Lysaker, Norway. There are no quorum requirements for general meetings under Norwegian law.

Conditions to Consummation of the Demerger

     Under the terms of the Demerger Plan, consummation of the Demerger is subject to the satisfaction or waiver of a number of conditions, including inter alia approval by the Extraordinary General Meeting, certain remaining third party consents and notice from Oslo B0rs that Petrojarl will be accepted for listing immediately after the Demerger has been completed. See Part II, "Conditions to Consummation of the Demerger."

Stock Exchange Listings

     The PGS Shares are listed on the OSE. PGS ADSs, each representing one PGS Share, are listed on the NYSE.

     It is a condition precedent for consummation of the Demerger that the OSE shall have given its consent to the Petrojarl Shares being listed on the exchange immediately after consummation of the Demerger. Subject to said consent, such listing on the OSE is expected to occur on or about June 30, 2006.

Tax Consequences of the Demerger

     The Demerger is structured as to comply with the requirements for treatment as a tax-free transaction in Norway. Further, Petrojarl will step into PGS' tax positions with respect to assets, rights and liabilities transferred in the Demerger. Tax loss carry forwards in PGS will be allocated to the company continuing the business from which the tax loss was originated, however, tax losses not connected to business activities will be divided between PGS and Petrojarl according to the fair market value allocation (80/20). For a more complete description of the tax consequences under Norwegian law, and the tax consequences of the Demerger for shareholders in Norway, the United States and the United Kingdom, see Part II of this Information Statement under the caption "Tax Matters".

                      PRESENTATION OF FINANCIAL INFORMATION

     Historically, PGS has prepared its consolidated financial statements in accordance with U.S. GAAP. For fiscal periods beginning January 1, 2007 and thereafter, PGS will be required to prepare its consolidated financial statements in accordance with IFRS as well as U.S. GAAP. The consolidated financial information for PGS presented in this Information Statement has been prepared in accordance with U.S. GAAP.

     This Information Statement includes the consolidated financial statements of PGS as of and for the years ended December 31, 2005, 2004 and 2003. In addition, this Information Statement includes the pro forma financial statements of PGS for the year ended December 31, 2005, which have been derived from PGS' consolidated financial statements and include the historical operations that will be retained by PGS after the Demerger. These financial statements are referred to herein as the "PGS Pro Forma Financial Statements".

     This Information Statement includes the combined financial statements of Petrojarl as of and for the years ended December 31, 2005 and 2004, which have been prepared in accordance with U.S. GAAP for purposes of the Demerger. These financial statements are referred to herein as the "Petrojarl Combined Financial Statements". In the future, Petrojarl intends to prepare its financial statements in accordance with IFRS and not U.S. GAAP.

     The Petrojarl Combined Financial Statements have been derived from PGS' consolidated financial statements for 2004 and 2005 and include the historical operations being transferred to Petrojarl in the Demerger. The Petrojarl Combined Financial Statements have been prepared using PGS' historical basis for assets and liabilities on a continuity basis (book values). The operations and companies to be demerged are almost identical to the operations included in the Production Business in PGS' historical segment reporting. The Petrojarl Combined Financial Statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The Petrojarl Combined Financial Statements are not pro forma financial statements. Consequently, they do not reflect the capitalization/debt level agreed in the Demerger Plan and include allocation of PGS corporate overhead costs and other costs that would not necessarily reflect costs that would be continued by Petrojarl or that would have been incurred by Petrojarl if it had been a separate company in 2004 and 2005. A further description of Combined Financial Statements is included in Part V of this Information Statement.

     Furthermore, this Information Statement includes the PGS Pro Forma Financial Statements which are based on the Petrojarl Combined Financial Statements described above. The PGS Pro Forma Financial Statements consist of the remaining historical figures after certain adjustments have been made. A further description of PGS Pro Forma Financial Statements is included in Part V of this Information Statement.

     PGS Before Demerger - Condensed Consolidated Statements of Operations

     Presented below, on the basis of U.S. GAAP, is PGS' selected consolidated financial data for the years ended December 31, 2005 and 2004 and for the two-month period ended December 31, 2003 (Successor Company) and for the ten-month period ended October 31, 2003 (Predecessor Company). The financial data presented below has been derived from PGS' audited financial statements. In the financial data presented below PGS' Atlantis oil and natural gas subsidiary and PGS Tigress (UK) Ltd., PGS' software subsidiary, which were sold in 2003 are presented as discontinued operations in PGS' financial statements for all periods.

     PGS operated its business as a debtor-in-possession under Chapter 11 of the U.S. Bankruptcy Code from July 29, 2003 until November 5, 2003, when its reorganization plan became effective and was substantially consummated. Under the plan, PGS' then-existing bank debt and outstanding senior notes were cancelled in exchange for a combination of new senior notes, a new term loan, new ordinary shares and the right to receive cash.

     PGS has prepared its post-reorganization consolidated financial statements in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," or SOP 90-7. For financial reporting purposes, the effects of the completion of the reorganization plan and adjustments for fresh-start reporting have been recorded as of October 31, 2003. Under fresh-start reporting, a new entity was deemed created for financial reporting purposes, and the carrying values of PGS' assets were adjusted to their reorganization values, which are equivalent to their estimated fair values. The carrying values of PGS' liabilities were also adjusted to their present values. The terms "Predecessor" and "Predecessor Company" refer to PGS and its subsidiaries for periods prior to and including October 31, 2003. The terms "Successor" and "Successor Company" refer to PGS and its subsidiaries for periods from and after November 1, 2003. The effects of the completion of the reorganization plan and adjustments for fresh-start reporting recorded as of October 31, 2003 are Predecessor Company transactions. All other results of operations on November 1, 2003 are Successor Company transactions.

Petroleum Geo-Services ASA and Subsidiaries - Consolidated Statements of Operations


                                                                           Successor Company                    Predecessor
                                                                           -----------------                      Company
                                                                                             Two Months         Ten Months
                                                           Years Ended December 31,             Ended              Ended
                                                       -------------------------------        December 31,        October 31,
                                                             2005             2004              2003                2003
                                                       ----------------- -------------    ---------------   -----------------
                                                                    (In thousands of dollars, except share data)
Revenues services ...................................   $   1,159,584    $     945,334    $     162,827    $     849,767
Revenues products ...................................          36,742          184,134            9,544          112,097
                                                        -------------    -------------    -------------    ----------------
         Total revenues .............................       1,196,326        1,129,468          172,371          961,864
                                                        -------------    -------------    -------------    ----------------
Cost of sales services  (a) .........................         678,346          587,912           95,044          454,396
Cost of sales products  (a) .........................          22,304           44,838            1,910           33,382
Exploration costs ...................................           1,438           16,326               --               --
Depreciation and amortization .......................         259,355          368,362           55,699          301,576
Research and development costs ......................           9,918            3,419              598            2,024
Selling, general and administrative costs  (a) ......          67,420           64,816            7,366           44,326
Impairment of long-lived assets .....................           4,575               --               --           95,011
Net gain on sale of subsidiaries ....................        (156,382)              --               --               --
Other operating (income) expense, net ...............         (26,095)           8,112            1,052           21,324
                                                        -------------    -------------    -------------    ----------------
         Total operating expenses ...................         860,879        1,093,785          161,669          952,039
                                                        -------------    -------------    -------------    ----------------
Operating profit ....................................         335,447           35,683           10,702            9,825
Other income (expense):
   Income from associated companies .................             276              668              200              774
   Interest expense .................................         (96,356)        (110,811)         (16,870)         (98,957)
   Debt redemption and refinancing costs ............        (107,315)              --               --               --
   Other financial items, net .......................           5,918          (10,861)          (4,264)          (1,472)
                                                        -------------    -------------    -------------    ----------------
                                                              137,970          (85,321)         (10,232)         (89,830)
Reorganization items:
  Gain on debt discharge ............................              --               --               --        1,253,851
  Fresh-start adoption ..............................              --               --               --         (532,268)
  Cost of reorganization ............................              --           (3,498)          (3,325)         (52,334)
                                                        -------------    -------------    -------------    ----------------
Income (loss) before income tax expense (benefit)
  and minority interest .............................         137,970          (88,819)         (13,557)         579,419
Income tax expense (benefit) ........................          21,827           48,019           (3,849)          21,911
Minority interest ...................................           4,065              940              110              570
                                                        -------------    -------------    -------------    ----------------
Income  (loss) from continuing operations before
  cumulative effect of change in accounting
  principles ........................................         112,078         (137,778)          (9,818)         556,938
Income (loss) from discontinued operations, net of
tax .................................................             500            3,048             (135)          (2,282)
                                                        -------------    -------------    -------------    ----------------
Income (loss) before cumulative effect of change
  in ................................................         112,578         (134,730)          (9,953)         554,656
Cumulative effect of change in accounting
  principles, net of tax ............................              --               --               --            2,389
                                                        -------------    -------------    -------------    ----------------
         Net income (loss) ..........................   $     112,578    $    (134,730)   $      (9,953)   $     557,045
                                                        =============    =============    =============    ================
Basic and diluted income (loss) per share from
  continuing operations .............................   $        1.87    $       (2.30)   $       (0.17)   $        5.39
Income (loss) from discontinued operations, net of
tax .................................................            0.01             0.05               --            (0.02)
Cumulative effect of change in accounting
  principle, net of tax .............................              --               --               --             0.02
                                                        -------------    -------------    -------------    ----------------
Basic and diluted net income (loss) per share .......            1.88            (2.25)   $       (0.17)   $        5.39
                                                        =============    =============    =============    ================
Weighted average basic and diluted shares outstanding      60,000,000       60,000,000       60,000,000      103,345,987
                                                        =============    =============    =============    ================

        Note:
        (a)  Excluding depreciation and amortization, which is shown separately.

Petrojarl Combined Statements of Operations

                                                                     Years Ended December 31,
                                                                 ----------------------------------
                                                                          2005         2004
                                                                 ----------------------------------
                                                                     (in thousands of dollars)
Revenues ..........................................                   $   280,677  $   298,202
                                                                      -----------  -----------
Cost of sales (a)..................................                       184,324     168,003
Depreciation and amortization......................                        44,064      44,562
Selling, general and administrative costs (a) .....                        14,823      13,878
Other operating (income) expense, net..............                        (5,593)      2,008
                                                                      -----------  -----------
         Total operating expenses..................                       237,618      228,451
                                                                      -----------  -----------
Operating profit...................................                        43,059       69,751
Other income (expense):............................
   Income from associated companies................                           243          722
   Interest expense................................                      (23,477)      (29,094)
   Debt redemption and refinancing costs...........                      (28,975)           --
   Other financial items, net......................                       (2,441)       (7,468)
                                                                      -----------  -----------
Income (loss) before minority interest                                   (11,591)       33,911
Minority interest..................................                          (27)         (289)
                                                                      -----------  -----------
         Net (loss) income.........................                   $  (11,618)  $    33,622
                                                                      ===========  ===========

Note:
(a) Excluding depreciation and amortization, which is shown separately.

PGS After Demerger - Pro Forma Consolidated Statements of Operations (Unaudited)

                                                                         --------------------
                                                                                 2005
                                                                         --------------------
                                                                      (in thousands of dollars)

Revenues...........................................                              $   888,311
                                                                                     -------
Cost of sales .....................................                                  498,579
Depreciation and amortization......................                                  208,581
Research and development costs                                                         9,918
Selling, general and administrative costs  ........                                   50,594
Impairment of long-lived assets                                                        4,575
Net loss on sale of subsidiaries                                                       1,520
Other operating (income) expense, net..............                                  (20,502)
                                                                         -------------------
         Total operating expenses..................                                  753,265
                                                                         -------------------
Operating profit...................................                                  135,046
Other income (expense):
   Income from associated companies................                                       33
   Interest expense................................                                  (63,974)
   Debt redemption and refinancing costs...........                                  (78,340)
   Other financial items, net......................                                    8,276
                                                                         -------------------
Income (loss) before income tax expense (benefit) and minority expense                 1,041
Income tax expense (benefit)                                                          24,430

Minority expense...................................                                    4,038
                                                                         -------------------
Income (loss) from continuing operations                                             (27,427)

Income (loss) from discontinued operations, net of tax                               159,901
                                                                               -------------
         Net income (loss).........................                              $   132,474
                                                                                 ===========

                                  RISK FACTORS

     Holders of PGS Shares and PGS ADSs should consider the risks described below, as well as the other information in this Information Statement, before voting on the Demerger. These risks are not the only ones of relevance when deciding whether or not to vote for the Demerger. Additional risks and uncertainties not known at present or that are currently deemed immaterial may also affect the business, operating results, financial condition, liquidity and prospects of PGS and/or Petrojarl.

Risks Relating to the Demerger

     >> Because Petrojarl does not have an operating history as a separate entity, you may have difficulty in assessing its historical performance and outlook for future revenues and other operating results.

     Following the Demerger, PGS and Petrojarl will operate as separate, publicly traded companies. Petrojarl has no operating history as a separate entity; the Production Business' financial performance historically has been interlinked with the results of operations, assets and cash flow of PGS' other business segments. The Petrojarl Combined Financial Statements included in this Information Statement do not reflect what the Production Business' results of operations, financial position and cash flows would have been had the Production Business been conducted by a separate, publicly-traded company during the periods presented and may not be indicative of Petrojarl's future results of operations, financial position and cash flows.

     For a further discussion of the basis of presentation of the Petrojarl Combined Financial Statements, see "The Production Business - Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part III of this Information Statement.

     >> Petrojarl may not be successful in accessing debt financing on a stand-alone basis as planned, which could lead to PGS being exposed to risk related to Petrojarl's debt financing after consummation of the Demerger.

     The Demerger Plan provides for Petrojarl's assumption of certain PGS liabilities, including indebtedness in the principal amount of $325 million as of the date of consummation of the Demerger. Petrojarl's repayment of this debt to PGS is expected to be effected upon the consummation of the Demerger from the proceeds of new debt financing of Petrojarl to be arranged with certain financial institutions. However, in the event Petrojarl is unable to access sufficient funds to repay such indebtedness as of the scheduled consummation of the Demerger, PGS may decide to fund the shortfall of such financing, which may be in the form of a subordinated loan or otherwise. There can be no assurance that PGS' Board of Directors will determine that PGS will provide such support.

     >> Norwegian law subjects PGS and Petrojarl to secondary liability after the Demerger.

     Through the Demerger, the obligations of PGS will be divided between PGS and Petrojarl in accordance with the terms of the Demerger Plan. Under the Norwegian Public Limited Companies Act, Petrojarl will be secondarily liable following consummation of the Demerger for the obligations of PGS which existed at the completion of the Demerger, e.g.

liabilities under loan agreements and guarantees. Conversely, PGS will be secondarily liable for the obligations of Petrojarl which existed at the completion of the Demerger.

     If either PGS or Petrojarl is liable under the Demerger Plan for an obligation that arose prior to completion of the Demerger and fails to satisfy that obligation, the non-defaulting party will be secondarily liable for the obligation (absent a waiver of such liability by the third party beneficiary of such obligation). This secondary liability extends to currently known obligations as well as to contingent liabilities, such as judgments rendered against either PGS or Petrojarl after the consummation of the Demerger, provided that the known or contingent liability on which a judgment is based existed prior to the completion of the Demerger. Pursuant to the Public Limited Companies Act, this statutory liability is unlimited in time, but is limited in amount to the equivalent of the net value allocated to the non-defaulting party in the Demerger.

     >> Petrojarl and PGS have sought, and are continuing to seek, release and replacement of existing parent company guarantees related to the Production Business by similar guarantees of Petrojarl, and to obtain waivers releasing Petrojarl from secondary liability related to the Geophysical Business. No assurance can be given that such replacements and waivers will be obtained for all of the current obligations of PGS and Petrojarl, respectively.

     PGS has entered into numerous guarantees of obligations incurred by its subsidiaries. Certain of these guarantees relate to operations that will continue to be conducted by PGS Companies following completion of the Demerger. Others relate to operations that will be conducted by the Petrojarl Companies following completion of the Demerger. The principles of the statutory secondary liability discussed above apply to any of the guarantees entered into by PGS prior to the Demerger. To avoid any cross-liabilities, PGS will, to the extent possible, obtain release and replacement of existing parent company guarantees related to the Production Business by similar guarantees of Petrojarl. In addition, PGS will attempt to obtain waivers releasing Petrojarl from secondary liability related to the Geophysical Business and waivers releasing PGS from secondary liability related to the Production Business. Several of the beneficiaries of parent company guarantees discussed above have, as of the date of this Information Statement, agreed in principle to release and replacement of such guarantees or waiver of secondary liability under such guarantees, as the case may be. However, no assurance can be given that such replacements and waivers will be obtained for all of the current obligations of PGS and Petrojarl, respectively. Furthermore, the agreements in principle for release or waiver of the parent company guarantees referred to above are, in many cases, based on agreed term sheets. No assurance can be given that the terms of the final documentation related to such releases or waivers will be on terms acceptable to PGS or Petrojarl or that final documentation will be entered into at all.

     >> The market price of Petrojarl Shares may experience fluctuations and volatility after the Demerger, including volatility relating to sales, or the possibility of sales of substantial numbers of Petrojarl Shares in the public market.

     There is currently no public market for Petrojarl Shares. Petrojarl will seek the listing of the Petrojarl Shares on the OSE concurrent with the completion of the Demerger. While it is a condition to completion of the Demerger that the Petrojarl Shares be listed on the OSE, there can be no assurance as to the trading price of Petrojarl Shares following such listing. Following the distribution of the Petrojarl Shares in connection with the Demerger and until an orderly trading market develops, if at all, the price of the Petrojarl Shares may fluctuate significantly. There is also a risk of thin trading volumes and significant share price volatility as a consequence thereof, and there can be no assurance that an orderly trading market will develop.

     Following completion of the Demerger, Petrojarl Shares will represent an investment in a smaller company with a different investment profile relative to that of PGS. The changes brought about by the Demerger may be such that an investment in Petrojarl will no longer match the investment objectives of holders of PGS Shares. Accordingly, holders of Petrojarl Shares may choose to sell their shares, which could cause the market price of Petrojarl Shares to decline after the completion of the Demerger.

     Immediately following the consummation of the Demerger, PGS will own 19.99% of the Petrojarl Shares. Subject to prevailing market conditions and applicable securities laws, PGS intends to sell its Petrojarl Shares. The sale, or the possibility of a sale, of some or all of the Petrojarl Shares retained by PGS in a secondary offering following the Demerger could cause volatility in the trading, or otherwise have an adverse effect on the trading price, of Petrojarl Shares.

     >> The Demerger could result in reduced liquidity, share price or market capitalization.

     Although after consummation of the Demerger, PGS Shares will continue to be listed on the OSE and the NYSE and the Petrojarl Shares will be listed on the OSE, the PGS Shares and the Petrojarl Shares will each represent shares in smaller companies. Moreover, subsequent to the Demerger, PGS and Petrojarl will be more specialized companies than PGS has been prior to the Demerger, with PGS comprised exclusively of the Geophysical Business and Petrojarl comprised exclusively of the Production Business. As a result, PGS' current shareholders may decide to sell their PGS Shares or Petrojarl Shares after the Demerger if they consider them to no longer be appropriate for their investment portfolios. These facts may have a material adverse effect on the liquidity and share price of each of PGS Shares and Petrojarl Shares compared to the PGS Shares prior to the Demerger. The combined trading prices of the PGS Shares and the Petrojarl Shares after the Demerger may not be equal to or greater than the trading price of the PGS Shares prior to the Demerger.

     >> The Petrojarl ADSs will not be listed on a securities exchange in the United States or quoted on Nasdaq or any other inter-dealer quotation system, and will, therefore, have limited liquidity.

     In conjunction with the Demerger, Petrojarl intends to create for the Petrojarl Shares a Level I ADR facility. It is not presently intended that the Petrojarl Shares or Petrojarl ADSs will be listed on a securities exchange in the United States or quoted on Nasdaq or any other inter-dealer quotation system in the United States in connection with the Demerger, or that Petrojarl will otherwise facilitate the creation of a trading market of Petrojarl Shares or the Petrojarl ADSs in the United States. While the Petrojarl ADSs may trade "over-the-counter" and be quoted in the "pink sheets," there can be no assurance that a liquid market will develop for the Petrojarl ADSs.

     >> Certain transactions prior to the Demerger will cause PGS to incur tax liabilities.

     Prior to the Demerger, a separation of the Production Business' activities and the Geophysical Business in Norway and the United Kingdom will be carried out. This separation will be subject to tax in Norway and in the United Kingdom. However, it is assumed that the separation will not result in taxes payable. For a discussion of the tax aspects of the Demerger, see the discussion in Part II of this Information Statement under the caption "Tax Matters."

     >> The Demerger could cause holders of PGS Shares in certain jurisdictions to incur tax liabilities.

     Holders of PGS Shares in certain jurisdictions may be subject to tax as a result of the Demerger. For a further discussion of certain tax implications of the Demerger, see the discussion in Part II of this Information Statement under the caption "Tax Matters."

     >> After the Demerger, the total tax burden of PGS and Petrojarl may in the aggregate be higher than the total tax burden of PGS prior to the Demerger.

     As a consequence of the Demerger, the PGS Companies and the Petrojarl Companies will no longer be able to consolidate or otherwise share or allocate tax attributes. As a result, the total tax burden of PGS and Petrojarl may in the aggregate be higher than the tax burden PGS would have had absent the Demerger.

     Because Petrojarl will likely have a structure after the Demerger that differs from the current structure, Petrojarl may have less financial flexibility than PGS has had to repatriate funds in a tax-efficient manner.

     >> Consummation of the Demerger is subject to the satisfaction or waiver of a number of conditions and, as such, there can be no assurance that the Demerger will be completed as currently contemplated.

     Consummation of the Demerger is subject to the satisfaction or waiver of a number of conditions, including but not limited to the following: (i) the completion of all related transactions, (ii) the receipt or waiver of all consents required in respect of the Demerger, (iii) notice from the OSE that Petrojarl Shares will be accepted for listing immediately after the Demerger has been registered with the Register and the Petrojarl Shares have been registered with the VPS, (iv) evidence of Petrojarl's ability to satisfy its indebtedness and (v) expiration of the deadline for creditor objections and satisfaction of any creditor objections. There can be no assurance that such conditions will be satisfied or waived and thus no assurance that the Demerger will be consummated. If the Demerger is not completed by December 31, 2006, the Demerger will lapse by the terms of the Demerger Plan and will not be completed, unless the Boards of Directors of PGS and Petrojarl have agreed to extend the deadline.

     >> Consummation of the Demerger is subject to shareholder approval at the Extraordinary General Meeting.

     At the Extraordinary General Meeting of PGS, to be held on April 28, 2006 at PGS` offices at Strandveien 4, 1366 Lysaker, Norway at 8:30 AM Oslo time, PGS' shareholders will vote on approval of the Demerger Plan. If the shareholders approve the Demerger Plan by the required two-thirds of votes cast, PGS will, as the sole shareholder of Petrojarl, vote to approve the Demerger Plan at the Extraordinary General Meeting of Petrojarl to be held immediately after the Extraordinary General Meeting of PGS on the same date and at the same location. There can be no assurance that the PGS shareholders will approve the Demerger Plan.

Risk Factors Relating to Financial Reporting Matters

     >> PGS and Petrojarl still have issues regarding their internal control over financial reporting. Failure to achieve and maintain effective internal controls could adversely affect both the ability to provide timely and accurate financial statements and the trading prices of PGS and Petrojarl Shares.

     In September 2003, PGS' independent registered public accounting firm, Ernst & Young AS ("EY"), identified material weaknesses regarding various elements of PGS' system of internal controls over financial reporting. A material weakness condition exists when significant control deficiencies, or a combination of control deficiencies, are present that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In May 2005, in connection with the audit of PGS' 2004 financial statements under U.S. GAAP, EY confirmed the continuation of these matters that, in the aggregate, they considered to constitute a material weakness.

     PGS believes that the actions it has taken to date to improve its internal controls have remediated the previously identified material weaknesses. However, its assessment of its internal controls for the period relevant to the 2005 financial reporting indicated that two significant control deficiencies remained as of December 31, 2005 regarding the sufficiency of PGS' supervisory review procedures related to income tax provision and regarding timely and sufficiently detailed research and documentation of certain significant accounting issues. A significant deficiency exists when the timeliness and quality control procedures allow more than a remote likelihood that a misstatement of PGS' annual financial statements that is more than inconsequential may not be prevented or detected. PGS' assessment also identified other control deficiencies.

     Beginning with the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act will require PGS to include an internal control report of management with its annual report on Form 20-F. PGS expects to continue to make changes in its internal control over financial reporting during its documentation and control evaluation in preparation for compliance with Section 404 of the Sarbanes-Oxley Act. As PGS implements remaining changes in its internal controls and as it addresses requirements under the Sarbanes-Oxley Act, it may identify additional deficiencies in its system of internal control over financial reporting that will require additional remedial efforts.

     If PGS does not maintain effective internal control over financial reporting, it may be unable to process key components of its results of operations and financial condition timely and accurately, investors and rating agencies could lose confidence in its reported financial information and the trading prices of its securities could be adversely affected.

     >> PGS' adoption of "fresh-start" reporting may make future financial statements difficult to compare.

     In connection with the November 2003 consummation of PGS' reorganization plan, PGS adopted, as of November 1, 2003, fresh-start reporting in accordance with SOP 90-7. Because SOP 90-7 required PGS to reset its assets and liabilities to then-current fair values, PGS' financial condition and results of operations after its reorganization are not comparable to the financial condition and results of operations reflected in PGS' historical financial statements for periods prior to November 2003. This may make it difficult to assess PGS' performance after the reorganization compared with PGS' historical performance prior to the reorganization.

     >> Petrojarl intends to apply new accounting standards for subsequent fiscal periods that may materially change its financial reporting.

     The Petrojarl Combined Financial Statements included in this Information Statement have been prepared in accordance with U.S. GAAP. In addition, PGS historically has reported the results of the Production Business in accordance with U.S. GAAP. On a going-forward basis, Petrojarl will prepare its financial statements in accordance with IFRS, which differs from U.S. GAAP in certain material respects. As a result, Petrojarl's future results may not be comparable to either the Petrojarl Combined Financial Statements or to the results of the Production Business contained in PGS' historical consolidated financial statements. Consequently, the methods used by investors and financial analysts to assess Petrojarl's financial performance could be affected.

Risks Relating to Petrojarl

     >> Petrojarl will have significant indebtedness and other obligations that restrict Petrojarl in various ways.

     After the consummation of the Demerger, Petrojarl will have a high level of indebtedness in relation to its equity capitalization. As of December 31, 2005 on a pro forma basis giving effect to the Demerger, Petrojarl would have had approximately $325 million of indebtedness and capital leases outstanding, which in its entirety consists of debt financing expected to be obtained in connection with the Demerger. Petrojarl's credit facility, and other debt and contractual obligations, contain customary conditions precedent, prepayment provisions, representations and warranties, covenants and restrictions, events of default and other customary provisions for such financings. The covenants and restrictions include provisions that could restrict Petrojarl's ability, among other things, to: sell assets; incur additional indebtedness or issue preferred stock; prepay interest and principal on its other indebtedness; pay dividends and distributions or repurchase its capital stock; create liens on assets; make investments, loans, guarantees or advances; make acquisitions; engage in mergers or consolidations; enter into sale and leaseback transactions; engage in transactions with affiliates; amend material agreements governing its indebtedness; change its business; enter into agreements that restrict dividends from subsidiaries; and enter into speculative financial derivative agreements. In addition, this credit facility requires Petrojarl to comply with certain financial covenants, which include a minimum interest coverage ratio; a minimum liquidity amount; a forward looking debt service cover ratio and loan to FPSO value ratio. Petrojarl's credit facility will be guaranteed by most of its subsidiaries and will be secured with liens and other security interests over substantially all of the material assets of Petrojarl and its subsidiaries. Because of the high level of Petrojarl debt and related and other contractual obligations:

     o Petrojarl will need to dedicate a substantial portion of its cash flow from operations to debt service and other contractual obligations, which will reduce the amount of cash flow Petrojarl will have available for capital investment, working capital and other general corporate purposes;

     o Petrojarl will be more vulnerable to adverse developments in general economic and industry conditions;

     o Petrojarl may be less flexible in responding to changing market conditions or in pursuing favorable business opportunities;

     o    Petrojarl may be limited in its ability to borrow additional funds;
          and

     o Petrojarl may be at a competitive disadvantage as compared to competitors that have less debt and/or less onerous contractual obligations.

     >> Petrojarl could be adversely affected if demand for its services from oil and natural gas companies decreases.

     Petrojarl's offshore production activities will depend substantially upon exploration, development and production spending by oil and natural gas companies. Capital expenditures, and in particular exploration and development expenditures, by oil and natural gas companies have tended in the past to follow trends in the prices of oil and natural gas, which have fluctuated widely in recent years. Lower oil and natural gas prices, actual or projected, may reduce the level of that spending, which could adversely affect Petrojarl.

     >> Petrojarl could incur operating losses if it cannot keep its vessels and other equipment utilized at high levels.

     Petrojarl's business is capital intensive, and it will make significant investments in vessels and in processing and other equipment. Petrojarl will also incur relatively high fixed costs in its operations. If Petrojarl cannot keep its vessels and other equipment utilized at relatively high levels, due to reduced demand, weather interruptions, equipment failure, technical difficulties, labor unrest or other causes, it could incur significant operating losses.

     >> Petrojarl's future revenues may fluctuate significantly from period to period.

     Petrojarl's future revenues may fluctuate significantly from quarter to quarter and from year to year as a result of various factors including but not limited to the following:

     o    levels of activity planned by its customers;

     o the commencement or termination of significant contracts for offshore production services;

     o fluctuating oil and natural gas production levels on the fields Petrojarl produces; and

     o    weather and other seasonal factors.

     >> Petrojarl's technology could be rendered obsolete as technological changes and new products and services are introduced and influence its markets, and Petrojarl may not be able to develop and produce competitive technologies on a cost-effective and timely basis.

     Petrojarl will be required to invest substantial capital to maintain competitive technologies. Technology changes rapidly and Petrojarl's success depends on its ability to develop and produce new and enhanced technologies on a cost-effective and timely basis in accordance with industry demands. While Petrojarl will commit resources to research and development, it may encounter resource constraints or technical or other difficulties that could delay introduction of new and enhanced technologies in the future. In addition, continuing development of new technologies inherently carries the risk of obsolescence of older technologies. New and enhanced technologies, if introduced, may not gain market acceptance or may be adversely affected by technological changes.

     >> Unpredictable changes in governmental regulations could increase Petrojarl's operating costs and reduce demand for its services.

     Petrojarl's operations will be affected by a variety of laws and regulations, including but not limited to those relating to:

     o permit or license requirements for oil and natural gas exploration, development and production activities;

     o    exports and imports;

     o    taxes;

     o    occupational health and safety; and

     o    the protection of the environment.

     Petrojarl and its customers are required to invest financial and managerial resources to comply with these laws and regulations. Because these laws and regulations could change from time to time, Petrojarl cannot predict the future costs of complying with these laws and regulations, and its expenditures could increase materially in the future. Modification of existing laws or regulations or adoption of new laws or regulations limiting exploration or production activities by oil and natural gas companies or imposing more stringent restrictions on geophysical or hydrocarbon production-related operations could adversely affect Petrojarl by increasing its operating costs and/or reducing the demand for its services.

     >> Petrojarl is subject to a number of hazards relating to its production services.

     The Production Business' services often take place under extreme weather and other hazardous conditions. In particular, substantially all of Petrojarl's operations will be subject to perils that are customary for marine operations, including capsizing, grounding, collision, interruption and damage or loss from severe weather conditions, fire, explosions and environmental contamination from spillage. Any of these risks could result in damage to or destruction of vessels or equipment, personal injury and property damage, suspension of operations or environmental damage. In addition, Petrojarl's operations will involve risks of a technical and operational nature due to the complex systems that it utilizes. If any of these events occur, Petrojarl's operations could be interrupted and it could incur significant liabilities and/or losses. In addition, many other factors may curtail, delay or suspend Petrojarl's and its customers' production activities, including but not limited to pressure or irregularities in geological formations, shortages of or delays in obtaining equipment and qualified personnel, equipment failures or accidents, reductions in oil and natural gas prices, and limitations in the market for oil and natural gas.

     >> Because Petrojarl does not have insurance with third party carriers to cover some operating risks, its results of operations could be adversely affected if one or more of those risks occurred.

     Petrojarl does not carry full insurance covering all of its operating risks. Although Petrojarl generally will attempt to carry insurance against the destruction of or damage to its floating production, storage and offloading vessels and equipment in amounts that it considers adequate, such insurance coverage is subject to exclusions for losses due to war risks and terrorists acts. In addition, Petrojarl may not be able to maintain adequate insurance for its vessels and equipment in the future or do so at rates that it considers reasonable. Petrojarl does not maintain insurance to protect against loss of revenues caused by business interruptions, except for limited protection on the FPSOs Petrojarl Foinaven and Petrojarl Varg.

     >> Because Petrojarl generates revenue and incurs expenses in various currencies, exchange rate fluctuations and devaluations could have a material impact on its results of operations.

     Currency exchange rate fluctuations and currency devaluations could have a material impact on Petrojarl's results of operations from time to time. Historically, most of the Production Companies' revenue and operating expenses have been generated in U.S. dollars, Norwegian kroner and British pounds, but it predominantly sells its products and services in U.S. dollars while some portion of its operating expenses are incurred in Norwegian kroner and British pounds. A depreciation in the U.S. dollar compared to these other currencies adversely affects its reported results of operations since expenses denominated in Norwegian kroner or British pounds are converted into U.S. dollars, its reporting currency, at an increased value. Although Petrojarl periodically will undertake limited hedging activities in an attempt to reduce certain currency fluctuation risks, these activities do not provide complete protection against currency-related losses. In addition, in some circumstances Petrojarl's hedging activities can require it to make cash outlays.

     >> Petrojarl is subject to intense competition that could limit its ability to maintain or increase its market share and to maintain its prices at profitable levels.

     Most of Petrojarl's offshore production contracts are obtained through competitive bidding processes. Petrojarl will be subject to intense competition from large, international companies and smaller, local companies. Some of Petrojarl's competitors have greater financial and other resources than Petrojarl and may be better positioned to withstand and adjust more quickly to volatile market conditions and changes in government regulations.

     >> Petrojarl's operating results could suffer as a result of risks arising from its floating production, storage and offloading contracts.

     Petrojarl's floating production, storage and offloading contracts involve various risks, including but not limited to:

     o failure to operate at high levels on a sustained basis for technical reasons, including operational difficulties that require modification of vessels or equipment, or due to strikes, employee lockouts or other labor unrest;

     o reduced revenues to the extent that production decreases since all of Petrojarl's contracts contain a volume dependent tariff element;

     o contract termination prior to the scheduled or anticipated expiration date for the contracts; and

     o failure of the underlying reservoir and/or the prevailing market prices for oil and natural gas to allow production of the expected amounts of oil and natural gas under contracts where its compensation depends to a significant degree on the amount of oil and natural gas produced.

     >> Petrojarl's operating results could suffer from failure to redeploy vessels following expiration or termination of long-term contracts.

     Unless extended, each of Petrojarl's current offshore production contracts will expire during the next 10 year period. The operating results of Petrojarl are significantly dependent upon its ability to redeploy its vessels following such expiry or termination. Any idle time prior to commencement of a new contract or Petrojarl not being able to redeploy the vessels at rates yielding acceptable profit could have an adverse effect on Petrojarl's operating results.

     >> Petrojarl's strategy of pursuing selective acquisition opportunities may be unsuccessful if it incorrectly predicts operating results for acquired assets or businesses, is unable to identify and complete future acquisitions and integrate acquired assets or businesses or is unable to raise financing for acquisitions on acceptable terms.

     The acquisition of assets or businesses on a selective basis or the making of strategic investments on a selective basis in companies or ventures that are complementary to its business is a component of Petrojarl's business strategy. Petrojarl believes that attractive acquisition and strategic investment opportunities may arise from time to time, and any such acquisition or investment could be significant. At any given time, discussions with one or more potential sellers or potential business partners may be at different stages. However, any such discussions may not result in the consummation of an acquisition or strategic investment and Petrojarl may not be able to identify or complete any acquisitions or investments. Furthermore, it cannot predict the effect, if any, that any announcement or consummation of an acquisition or strategic investment would have on the trading price of Petrojarl Shares.

     >> Petrojarl depends on attracting and retaining qualified employees to develop its business.

     The development of Petrojarl's business depends in large part upon its ability to attract and retain highly skilled and qualified personnel with the technical expertise required for its business. Petrojarl's results of operations and financial condition could be adversely affected by increased labor costs or by any inability of Petrojarl in the future to hire, train and retain a sufficient number of qualified employees.

     >> Fluctuations in the exchange rate between the Norwegian kroner and the U.S. dollar may have a material adverse effect on the value of the Petrojarl ADSs and the Petrojarl Shares, independent of Petrojarl's operating results.

     The price of the Petrojarl ADSs will be quoted in U.S. dollar. Petrojarl Shares are quoted in Norwegian kroner on the OSE. Any dividends in respect of the Petrojarl Shares will be paid in Norwegian kroner and subsequently converted into U.S. dollars for distribution to Petrojarl ADS holders. The market price for the Petrojarl ADSs may fall if the value of the Norwegian kroner declines against the U.S. dollar. In addition, the U.S. dollar amount of any cash dividends or other cash payments to holders of Petrojarl ADSs would decline if the value of the Norwegian kroner declines against the U.S. dollar.

     >> Holders of Petrojarl ADSs have fewer rights than holders of PGS Shares and must act through the depositary to exercise those rights.

     Although holders of Petrojarl ADSs have a right to receive any dividends declared in respect of the PGS Shares underlying the Petrojarl ADSs, they cannot exercise voting or other direct rights as a holder of the Petrojarl Shares underlying the Petrojarl ADSs. The Petrojarl ADR Depositary will be the registered holder of the deposited Petrojarl Shares underlying the Petrojarl ADSs, and therefore only the Petrojarl ADR Depositary will be able to exercise the rights of holders in connection with the deposited Petrojarl Shares. The Petrojarl ADR Depositary will exercise the rights of holders only as contemplated in the deposit agreement for the Petrojarl ADSs.

Risks Relating To the Geophysical Business, Both Marine Geophysical and Onshore

     >> PGS has significant indebtedness and other obligations that restrict PGS in various ways.

     PGS has, and will also have after consummation of the Demerger, a relatively high level of indebtedness in relation to its capital structure. As of December 31, 2005, PGS had approximately $980 million of indebtedness and capital leases outstanding, including $850 million outstanding under a seven-year term loan entered into in December 2005 under a new senior secured credit facility. On a pro forma basis, after giving effect to the Demerger, PGS will have approximately $655 million of indebtedness and capital leases outstanding (assuming that the $325 million received from Petrojarl upon consummation of the Demerger is used for debt repayments). PGS' credit facility and other debt and contractual obligations, contain customary covenants and restrictions, including provisions that could restrict its ability, among other things, to sell assets; incur additional indebtedness or issue preferred stock; prepay interest and principal on its other indebtedness; pay dividends and distributions or repurchase its capital stock; create liens on assets; make investments, loans, guarantees or advances; make acquisitions; engage in mergers or consolidations; enter into sale and leaseback transactions; engage in transactions with affiliates; amend material agreements governing its indebtedness; change its business; enter into agreements that restrict dividends from subsidiaries; and enter into speculative financial derivative agreements. In addition, this credit facility requires PGS to comply with specific financial covenants, including a maximum total leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio. Because of this debt and other contractual obligations:

     o PGS must dedicate some portion of its cash flow from operations to debt service and other contractual obligations, which reduces the amount PGS will have available for capital investment, working capital or other general corporate purposes;

     o PGS will be more vulnerable to adverse developments in general economic and industry conditions;

     o PGS may be less flexible in responding to changing market conditions or in pursuing favorable business opportunities;

     o    PGS may be limited in its ability to borrow additional funds; and

     o PGS may be at a competitive disadvantage compared to its competitors that have less debt.

     >> PGS' ability to obtain additional financing or to refinance its indebtedness could be restricted.

     As of March 2006, PGS' long-term secured indebtedness carried a non-investment grade rating from both Moody's Investors Service, Inc. rating agency (Ba3) and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. (B+). As long as PGS has a non-investment grade credit rating, its access to the debt capital markets will be restricted to the non-investment grade sector. Such a situation could increase PGS' borrowing costs or restrict its ability to obtain additional financing or to refinance its existing indebtedness, or to do so on satisfactory terms.

     >> The Geophysical Business could be adversely affected if demand for its services from oil and natural gas companies decreases.

     The Geophysical Business depends substantially upon exploration, development and production spending by oil and natural gas companies. Capital expenditures, and in particular exploration and development expenditures, by oil and natural gas companies have tended in the past to follow trends in the prices of oil and natural gas, which have fluctuated widely in recent years. Lower oil and natural gas prices, actual or projected, may reduce the level of that spending, which could adversely affect the Geophysical Business.

     >> The Geophysical Business could incur operating losses if it cannot keep its vessels and other equipment utilized at high levels.

     The Geophysical Business is capital intensive, and it makes significant investments in vessels, in processing, seismic and other equipment and in acquiring and developing oil and natural gas reserves. The Geophysical Business also incurs relatively high fixed costs in its operations. If it cannot keep its vessels and other equipment utilized at relatively high levels due to reduced demand, weather interruptions, equipment failure, technical difficulties, labor unrest or other causes, it could incur significant operating losses.

     >> The Geophysical Business' future revenues may fluctuate significantly from period to period.

     The Geophysical Business' future revenues may fluctuate significantly from quarter to quarter and from year to year as a result of various factors including but not limited to the following:

     o    levels of activity planned by its customers;

     o the timing of offshore lease sales and licencing rounds and the effect of such timing on the demand for seismic data and geophysical services;

     o the timing of award and commencement of significant contracts for geophysical data acquisition services;

     o fluctuating oil and natural gas prices, which impact customer demand for its geophysical services;

     o    weather and other seasonal factors; and

     o seasonality in the sales of geophysical data from its multi-client data library.

     >> The Geophysical Business' technology could be rendered obsolete since technological changes and new products and services are frequently introduced to its markets, and it may not be able to develop and produce technologies on a cost-effective and timely basis.

     The Geophysical Business will be required to invest substantial capital to maintain competitive technologies. Technology changes rapidly, and new and enhanced products and services are frequently introduced in its markets. The Geophysical Business' success depends to a significant extent on its ability to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with industry demands. While the

Geophysical Business commits resources to research and development, it may encounter resource constraints or technical or other difficulties that could delay introduction of new and enhanced products and services in the future. In addition, continuing development of new products and services inherently carries the risk of obsolescence of older products and services. New and enhanced products and services, if introduced, may not gain market acceptance or may be adversely affected by technological changes.

     >> Unpredictable changes in governmental regulations could increase the Geophysical Business' operating costs and reduce demand for its services.

     The Geophysical Business' operations are affected by a variety of laws and regulations, including but not limited to those relating to:

     o permit or license requirements for geophysical activities and for oil and natural gas exploration, development and production activities;

     o    exports and imports;

     o    taxes;

     o    occupational health and safety; and

     o    the protection of the environment.

     The Geophysical Business and its customers are required to invest financial and managerial resources to comply with these laws and regulations. Because these laws and regulations and the Geophysical Business itself change from time to time, the Geophysical Business cannot predict the future costs of complying with these laws and regulations, and its expenditures could increase materially in the future. Modification of existing laws or regulations or adoption of new laws or regulations limiting exploration or production activities by oil and natural gas companies or imposing more stringent restrictions on geophysical or hydrocarbon production-related operations could adversely affect the Geophysical Business by increasing its operating costs and/or reducing the demand for its services.

     >> Because the Geophysical Business conducts a substantial amount of international operations, it has exposure to those risks inherent in doing business abroad.

     A significant portion of the Geophysical Business' revenue is derived from operations outside the United States and Norway. These operations are subject in varying degrees to risks inherent in doing business abroad including risks of war, terrorist activities, political, civil or labor disturbances and embargoes. The Geophysical Business' operations are also subject to various risks related to government activities, including:

     o    the possibility of unfavorable changes in tax or other laws;

     o    partial or total expropriation;

     o restrictions on currency repatriation or the imposition of new laws or regulations that preclude or restrict the conversion and free flow of currencies;

     o    the disruption of operations from labor and political disturbances;

     o the imposition of new laws or regulations that have the effect of restricting operations or increasing the cost of operations; and

     o    the disruption or delay of licensing or leasing activities.

     >> The Geophysical Business is subject to a number of environmental hazards.

     The Geophysical Business' seismic data acquisition can be affected by extreme weather and other hazardous conditions. In particular, a substantial portion of its operations are subject to perils that are customary for marine operations, including capsizing, grounding, collision, interruption and damage or loss from severe weather conditions, fire, explosions and environmental contamination from spillage. Any of these risks, whether in its marine or onshore operations, could result in damage to or destruction of vessels or equipment, personal injury and property damage, suspension of operations or environmental damage. In addition, the Geophysical Business' operations involve risks of a technical and operational nature due to the complex systems that it utilizes. If any of these events occur, the Geophysical Business could be interrupted and it could incur significant liabilities.

     >> Because the Geophysical Business does not have insurance with third party carriers to cover some operating risks, its results of operations could be adversely affected if one or more of those risks occurred.

     The Geophysical Business does not carry full insurance for all of its operating risks. Although the Geophysical Business generally attempts to carry insurance against the destruction of or damage to its seismic vessels and equipment in amounts that it considers adequate, such insurance coverage is subject to exclusions for losses due to war risks and terrorists acts. In addition, the Geophysical Business may not be able to maintain adequate insurance for its vessels and equipment in the future or do so at rates that it considers reasonable. The Geophysical Business does not maintain insurance to protect against business interruptions.

     >> Because the Geophysical Business generates revenue and incurs expenses in various currencies, exchange rate fluctuations and devaluations could have a material impact on its results of operations.

     Currency exchange rate fluctuations and currency devaluations could have a material impact on the Geophysical Business' results of operations from time to time. Historically, most of its revenue and operating expenses have been generated in U.S. dollars, Norwegian kroner and British pounds, but PGS predominantlys sell its products and services in U.S. dollars while some portion of its operating expenses are incurred in Norwegian kroner and British pounds. A depreciation in the U.S. dollar compared to these other currencies affects PGS' reported results of operations since expenses denominated in Norwegian kroner or British pounds are converted into U.S. dollars, PGS' reporting currency, at an increased value. Although the Geophysical Business periodically undertakes limited hedging activities in an attempt to reduce certain currency fluctuation risks, these activities do not provide complete protection from currency-related losses. In addition, in some circumstances its hedging activities can require it to make cash outlays. Finally, the Geophysical Business' ability to enter into currency hedging transactions may be limited depending on its then-current credit ratings.

     >> The Geophysical Business is subject to intense competition that could limit its ability to maintain or increase its market share and to maintain its prices at profitable levels.

     Most of the Geophysical Business' geophysical contracts are obtained through a competitive bidding process. The Geophysical Business is subject to intense competition from large, international companies and smaller, local companies. Some of its competitors have greater financial and other resources than it has and may be better positioned to withstand and adjust more quickly to volatile market conditions and changes in government regulations. The Geophysical Business also faces competition from new low-cost competitors in various geographic areas, particularly in the onshore seismic market.

     >> The Geophysical Business invests significant amounts of money in acquiring and processing seismic data for its multi-client data library without being certain about the demand for such data.

     The Geophysical Business invests significant amounts in acquiring and processing seismic data that it owns, which it calls multi-client data. By making such investments, the Geophysical Business assumes the risk that:

     o    it may not fully recover the costs of the data through future sales;
          and

     o the value of its multi-client data could be adversely affected if any material adverse change occurred in the general prospects for oil and natural gas exploration, development and production activities in the areas where it acquires multi-client data.

     In particular, the Geophysical Business owns a significant amount of multi-client data offshore Brazil. As of December 31, 2005, the carrying value of its multi-client data offshore Brazil was approximately $87.9 million. A slowdown in sales in this region could have an adverse impact on its multi-client data sales. If any of these risks occurs, the value of the Geophysical Business' multi-client data could be impaired and it would be required to recognize impairment charges. In the past, the Geophysical Business has incurred substantial impairment charges related to its multi-client data.

     The Geophysical Business' future multi-client data sales are uncertain and depend on a variety of factors, many of which are beyond its control. In addition, the timing of these sales can vary greatly from period to period. Technological or regulatory changes or other developments also could reduce the value of its multi-client data.

     >> The amounts that the Geophysical Business amortizes from its multi-client data library each period may fluctuate significantly, and these fluctuations can have a significant effect on its results of operations.

     The manner in which the Geophysical Business accounts for its multi-client data library has a significant effect on its results of operations. It amortizes the capitalized cost of its multi-client data library based principally on the relationship of actual data sales for the relevant data to its estimates of total, including future, sales of data. Its sales estimates are inherently imprecise and may vary from period to period depending upon market developments and its expectations. Changes in the amounts and timing of data sales may result in impairment charges or changes in the Geophysical Business' amortization expense, which will affect its results of operations.

     Substantial changes in amortization rates can have a significant effect on its results of operations.

     >> The Geophysical Business performs a portion of its contract seismic work under turnkey arrangements. If it bids too low on these contracts, it could incur losses on projects and experience reduced profitability.

     Many of the Geophysical Business' contracts for seismic data acquisition are turnkey contracts where its work is delivered at a predetermined and fixed price. In submitting a bid on a turnkey contract, it estimates its costs associated with the project. However, its actual costs can vary from its estimated costs because of changes in operating conditions (including weather, fishing activity, interference from other seismic vessels and other operating disturbances) and equipment productivity, among others. As a result, the Geophysical Business may experience reduced profitability or losses on projects if its bids on turnkey contracts are too low and/or actual costs exceed estimated costs.

     >> PGS' profitability could be negatively impacted by excess capacity in the geophysical industry.

     When demand for marine seismic services increases, industry participants have previously responded by increasing capacity by building new seismic vessels or converting existing vessels for use in marine seismic operations. A significant increase in the industry's capacity could have an adverse effect on the pricing of PGS services and its profitability.

     >> The Geophysical Business has experienced substantial losses in the past and may continue to do so in the future.

     For the year ended December 31, 2005, PGS' segments Marine Geophysical and Onshore together reported an operating profit. However, both segments have suffered losses in the past. PGS may incur operating losses and net losses in the future.

     >> PGS' strategy of pursuing selective acquisition opportunities may be unsuccessful if PGS incorrectly predicts operating results for acquired assets or businesses, is unable to identify and complete future acquisitions and integrate acquired assets or businesses or is unable to raise financing for acquisitions on acceptable terms.

     The acquisition of assets or businesses on a selective basis or the making of strategic investments on a selective basis in companies or ventures that are complementary to its business is a component of PGS' strategy with respect to the Geophysical Business. PGS believes that attractive acquisition and strategic investment opportunities may arise from time to time, and any such acquisition or investment could be significant. At any given time, discussions with one or more potential sellers or possible business partners may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction or strategic investment and PGS may not be able to identify or complete any acquisitions or investments. Furthermore, it cannot predict the effect, if any, that any announcement or consummation of an acquisition or strategic investment transaction would have on the trading price of PGS Shares.

     >> The Geophysical Business' results of operations depend in part upon its ability to establish and protect its proprietary technology.

     The Geophysical Business relies on a combination of patents, trademarks, copyrights and trade secret laws to establish and protect its proprietary technology. It endeavors to obtain patents on its technology in Norway, the United States and the United Kingdom and in other jurisdictions that it considers important to its business. In addition, the Geophysical Business enters into confidentiality and license agreements with its employees, and with consultants and companies from whom it acquires technology, and with others who have access to its proprietary technology. However, it does not patent all of its proprietary technology, and enforcement of proprietary technology rights may be difficult in some jurisdictions. Accordingly, the procedures the Geophysical Business has taken to protect its proprietary rights may not be adequate to deter the misappropriation of its proprietary technology in all situations.

     >> PGS depends on attracting and retaining qualified employees to develop its business.

     The development of PGS' business depends in large part upon PGS' ability to attract and retain highly skilled and qualified personnel with the technical expertise required for its business. PGS' results of operations and financial condition could be adversely affected by increased labor costs or by any inability of PGS in the future to hire, train and retain a sufficient number of qualified employees.

     >> Fluctuations in the exchange rate between the Norwegian kroner and the U.S. dollar may have a material adverse effect on the value of the PGS ADSs and the PGS Shares, independent of PGS' operating results.

     The price of the PGS ADSs will be quoted in U.S. dollars. PGS Shares are quoted in Norwegian kroner on the OSE. Dividends, if any, in respect of the PGS Shares will be paid in Norwegian kroners and subsequently converted into U.S. dollars for distribution to PGS ADS holders. The market price for the PGS ADSs may fall if the value of the Norwegian kroner declines against the U.S. dollar. In addition, the U.S. dollar amount of any cash dividends or other cash payments to holders of PGS ADSs would decline if the value of the Norwegian kroner declines against the U.S. dollar.

     >> Holders of PGS ADSs have fewer rights than holders of PGS Shares and must act through the depositary to exercise those rights.

     Although holders of PGS ADSs have a right to receive any dividends declared in respect of the PGS Shares underlying the PGS ADSs, they cannot exercise voting or other direct rights as a holder of the PGS Shares underlying the PGS ADSs. The depositary is the registered holder of the deposited PGS Shares underlying the PGS ADSs, and therefore only the depositary can exercise the rights of holders in connection with the deposited PGS Shares.

Other Risk Factors

     >> PGS and Petrojarl are multinational organizations faced with increasingly complex tax issues in many jurisdictions; PGS and Petrojarl could be obligated to pay additional taxes in various jurisdictions.

     As multinational organizations, PGS and Petrojarl are subject to taxation in many jurisdictions around the world with increasingly complex tax laws. The amounts of taxes PGS and Petrojarl pay in these jurisdictions could increase substantially as a result of changes in these laws or their interpretations by the relevant taxing authorities, which could have a material adverse effect on PGS' and Petrojarl's respective liquidity and results of operations. In addition, those authorities could review PGS' and Petrojarl's respective tax returns and impose additional taxes and penalties which could be material. PGS has identified issues in several jurisdictions that could eventually make it liable to pay material amounts in taxes relating to prior years. PGS and Petrojarl also have an issue relating to the rate at which capital allowances can be claimed under the UK lease for Petrojarl Foinaven. Additional issues that PGS is currently not aware of may be identified in the future.

     >> Because PGS and Petrojarl are non-U.S. companies and many of their respective directors and executive officers are not residents of the United States, you may have difficulty suing PGS or Petrojarl and obtaining or enforcing judgments against them.

     PGS and Petrojarl are incorporated in the Kingdom of Norway, and substantially all of their respective current directors and executive officers reside outside the United States. All or a substantial portion of the assets of these persons and of PGS and Petrojarl are located outside the United States. As a result, you may have difficulty:

     o suing PGS or Petrojarl or their respective directors and executive officers in the United States;

     o obtaining a judgement in the Kingdom of Norway in an original action based solely on United States federal securities laws; and

     o enforcing in the Kingdom of Norway judgements obtained in the United States courts that are based upon the civil liability provisions of the United States federal securities laws.

     >> PGS and Petrojarl could be adversely affected by violations of applicable anti-corruption laws.

     PGS currently conducts business in countries known to experience government corruption. PGS and Petrojarl are committed to doing business in accordance with their respective codes of conduct, but there is a risk that the PGS Companies, the Petrojarl Companies or their respective officers, directors, employees and agents may take action in violation of applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977. Any such violations could result in substantial civil and/or criminal penalties and might adversely affect PGS' or Petrojarl's business, results of operations or financial condition.

                                     PART II

                                  THE DEMERGER

Introduction

     Prior to the Demerger, the activities of PGS and its subsidiaries have focused on two main business areas; the Geophysical Business and the Production Business. Historically, the Production Business and the Geophysical Business have primarily been organised and operated as two separate businesses within PGS.

     Upon consummation of the Demerger, an independent group consisting of the Petrojarl Companies will be established to continue the Production Business, and the assets, rights and liabilities primarily related to the Production Business will be transferred to Petrojarl. Petrojarl is a wholly owned subsidiary of PGS formed solely for the purpose of acting as the receiving company in the Demerger.

     Under Norwegian law, a demerger is the transfer of parts of a company's assets, rights and liabilities to one newly formed or pre-existing company. The shareholders of the transferor company receive new shares in the receiving company in connection with the demerger. Provided that the relevant tax, accounting, and corporate law provisions are met, a demerger may, under Norwegian law, be carried out tax-free for the Norwegian demerging company and its Norwegian shareholders.

     The remaining assets, rights and liabilities presently held by PGS and not transferred to Petrojarl will after completion of the Demerger remain with the PGS Companies which will continue the Geophysical Business.

     Prior to consummation of the Demerger, a number of related intra-group transactions will be effected in order to restructure PGS to facilitate a full separation of the PGS Companies and the Petrojarl Companies.

     Upon consummation of the Demerger, each holder of a PGS Share will receive one Petrojarl Share with a par value of NOK 2.00 for each PGS Share it holds on the record date. For holders of PGS ADSs, Petrojarl intends to establish a sponsored Level I ADR facility in respect of the Petrojarl Shares. Each holder of PGS ADSs shall receive one Petrojarl ADS for each PGS ADS it holds on the applicable record date.

     The existing Petrojarl Shares, all of which are held by PGS, will immediately after consummation of the Demerger represent 19.99% of the total number of Petrojarl Shares. The Petrojarl Shares to be issued to the holders of PGS Shares and PGS ADSs upon consummation of the Demerger will constitute the remaining 80.01% of the Petrojarl Shares. It is PGS' intention, subject to the prevailing market conditions and applicable securities laws, to sell its Petrojarl Shares in a secondary offering in conjunction with the consummation of the Demerger. The Petrojarl Shares sold by PGS will not for a period of at least 40 days following the last closing of such sale be eligible for deposit into the Petrojarl ADR facility.

     As a result of the Demerger, the par value of each PGS Share will be reduced from NOK 10.00 to NOK 8.00.

       The effect of the Demerger is illustrated below:

        |              |             |              |
        |     PGS      |             |     PGS      |
        | shareholders |             | shareholders |
        |              |             |              |
        ----------------             ----------------
          100% |                       100% |      |
               |                            |      |
               |                            |      |-------
               |                            |              |
        ----------------             --------- - - - -     |
        |       |      |             |       |       |     |
        |  PGS    FPSO |             |  PGS  |  FPSO |-----|-----
        |       |      |             |       |       |     |     |
        ----------------             --------- - - - -     |     |
               |                            |              |     |
               -------------                --------       |     |
                           |                       |       |     |
                      100% |                       | 20%   | 80% \/
                     -------------           ---------------- - - -
                     |           |           |         |           |
                     | Petrojarl |           |         |PetroJarl  |
                     |           |           |         |           |
                     -------------           -----------------------

     On March 27, 2006, the Board of Directors of PGS approved the Demerger Plan and recommended that its shareholders approve the same. Accordingly, the Demerger Plan has been submitted to the registered shareholders of PGS for approval at the Extraordinary General Meeting of PGS on April 28, 2006.

     If PGS' shareholders approve the Demerger Plan by at least two thirds of the votes cast and the conditions precedent to consummation of the Demerger are satisfied, or where applicable waived, the Demerger is expected to be consummated on or about June 30, 2006 (the Completion Date).

     The Demerger shall for tax and Norwegian statutory parent company financial statement purposes take effect from the Effective Date, and the Production Business shall be carried on for the account and risk of Petrojarl from and including the Effective Date.

Background and Reasons for the Demerger

     Following a comprehensive review of PGS' strategy and financial structure, its Board of Directors decided in November 2005 to explore the possibilities for separating PGS into two independently listed companies, PGS and Petrojarl.

     The conclusions of PGS' Board are based, in particular, on the following beliefs:

     o the Demerger will enhance the ability of each of the Geophysical Business and the Production Business to operate independently with dedicated and focused management teams and facilitate the ability of each to pursue its own strategic development, through further organic growth and acquisition strategies, as appropriate;

     o the Demerger will allow the Geophysical Business and the Production Business to retain, motivate and recruit key personnel more effectively;

     o the Demerger will allow each of the Geophysical Business and the Production Business to develop capital structures and dividend policies that would be intended to make each company more competitive in its respective business;

     o the Demerger will allow shareholders and other providers of capital to identify more clearly the different characteristics of the Geophysical Business and the Production Business and to value them separately and thereby allow each of the Geophysical Business and the Production Business to develop its own focused investor base; and

     o the Demerger will provide the Geophysical Business and the Production Business independent access to financing in the public markets worldwide and other funding sources which they do not have under the present structure.

Reasons for the Choice of Transaction Structure

     After considering various ways of separating the Production Business from the Geophysical Business, the Board of Directors of PGS concluded that distributing Petrojarl Shares to PGS' shareholders, in combination with a sale of up to 19.99% of the Petrojarl Shares, was the alternative that would best position Petrojarl in the capital markets and enable it to take an active part in the FPSO industry consolidation.

     PGS chose a demerger structure because it is an established structure of transactions of this nature in Norway. Further, a demerger may be carried out on a tax-free basis in Norway for PGS and its Norwegian shareholders, and, potentially, in certain other countries where PGS has significant shareholder bases. Shareholders are, however, cautioned that independent advice on the tax-consequences of the Demerger should be obtained, and that PGS cannot give any assurances as to a tax-free outcome of the Demerger for all or any of its shareholders.

     It is PGS' intention, subject to the prevailing market conditions and applicable securities laws, to sell up to 19.99% of the Petrojarl Shares in a secondary offering in conjunction with the consummation of the Demerger. Petrojarl does not intend to issue any shares in connection with such offering. As a result, the risk and the success of the offering will be borne by, and all proceeds from such offering will be for the account of, PGS.

     The Board of Directors of PGS is of the opinion that the best way of implementing this decision is to form Petrojarl as a wholly owned subsidiary of PGS in advance of the Demerger and to capitalize Petrojarl to achieve the intended division of ownership in Petrojarl of 19.99% by PGS and 80.01% by the shareholders of PGS immediately after consummation of the Demerger.

The Demerger and Demerger Plan

     PGS Prior to the Demerger

     PGS has a share capital of NOK 600,000,000 divided into 60,000,000 shares each with a par value of NOK 10. As of April 3, 2006, there were 2,921 registered holders of PGS

Shares. The table below reflects the 20 largest registered shareholders of PGS Shares as of April 3, 2006.

Shareholders:                                          Number of shares:      Share (%)
---------------                                        -----------------
Citibank, N.A.(1)                                              6,011,764          10.02
State Street Bank & Client                                     3,596,988           5.99
Morgan Stanley & Co.                                           3,491,651           5.82
Umoe Industri A/S                                              3,037,332           5.06
Bank Of New York                                               2,881,492           4.80
Fidelity Funds                                                 2,234,258           3.72
Bear Stearns                                                   1,626,855           2.71
JP Morgan Chase Bank Clients Treaty Account                    1,256,671           2.09
Vital Forsikring                                                 911,482           1.52
Credit Agricole Investment Bank                                  889,970           1.48
Morgan Stanley & Co. Client Equity Account                       882,661           1.47
Folketrygdfondet                                                 859,400           1.43
Morgan Stanley & Co. Client Equity Account                       744,601           1.24
State Street Bank & Client                                       739,586           1.23
RBC Dexia Investor S Client Treaty Account                       699,776           1.17
UBS AG, London Branch                                            682,775           1.14
Storebrand Livsforsikring                                        651,441           1.09
Goldman Sachs                                                    541,793           0.90
Odin Norden                                                      539,300           0.90
Fortis Bank Luxembourg                                           533,420           0.89
Total number of shares - 20 largest shareholders              32,813,216          54.69
Total number of shares                                        60,000,000         100.00

1) Citibank, N.A. serves as the depositary for the PGS ADSs.

     As of March 31, 2006, Umoe Industri AS and Agra AS collectively own 3,087,332 PGS Shares, or 5.1% of PGS' outstanding shares. Mr. Jens Ulltveit-Moe, founder, chief executive officer and president of Umoe Group, the parent company of Umoe Invest AS, serves as chairperson of PGS' Board of Directors.

     The chart below reflects the price and turnover of the PGS Shares on the OSE during the last three years.

[THE FOLLOWING DATA WAS REPRESENTED AS A LINE CHART IN THE PRINTED MATERIAL]

     Petrojarl Prior to the Demerger

     In order to effect the Demerger, PGS has formed a new company, Petrojarl. It was incorporated on March 2, 2006 and has at the date of this Information Statement a paid in capital of NOK 831,654,285, allocated as to share capital of NOK 29,999,980 divided into 14,999,990 shares, each with a par value of NOK 2.00 and a share premium fund of NOK 801,654,305. Petrojarl was incorporated for the sole purpose of consummating the Demerger, and has not had and will not have any operational activity prior to the Completion Date.

     After consummation of the Demerger, Petrojarl will constitute the parent company of the Petrojarl Companies.

     The Board of Directors of Petrojarl currently consists of three directors who are also directors of PGS' Board of Directors. PGS will present proposals for five new shareholder representatives on the Board of Directors of Petrojarl. PGS will then as the sole shareholder of Petrojarl appoint such representatives as members of the Board of Petrojarl with effect from the consummation of the Demerger. Consequently, as of the consummation of the Demerger, Petrojarl will have a Board of Directors that is independent from the board of PGS.

     Allocation of Assets, Rights and Liabilities pursuant to the Demerger Plan

     Upon consummation of the Demerger, the assets, rights and liabilities relating to the Petrojarl Companies shall be transferred to Petrojarl. The transferred assets consist primarily of the shares in PGS Production AS (and indirectly of shares in its subsidiaries). All assets, rights and liabilities presently owned by PGS and not transferred as part of the Demerger, shall remain with PGS.

     For purposes of the Demerger, Petrojarl will as of the Completion Date be deemed to have received a loan from PGS of $325,000,000 which shall be settled in cash on the Completion Date, unless PGS has given its consent to the extension of the loan, whether in part or in whole, beyond the Completion Date, on terms to be agreed between the parties.

     Furthermore, Petrojarl will upon the Completion Date receive from PGS cash of $46,500,000, adjusted for any net intercompany transfers in the period from the Effective Date to the Completion Date. If, following such adjustments, the cash contribution is negative, such negative amount shall be paid by Petrojarl to PGS at the latest 15 days subsequent to the Completion Date.

     In determining the allocation of net values, due consideration has been given to different risks associated with the Geophysical Business and the Production Business, respectively. The Demerger Plan therefore provides that no compensation shall be payable between PGS and Petrojarl if any circumstance (whether occurring prior to or after the Effective Date) influences or is likely to influence the value of the PGS Companies or the Petrojarl Companies, respectively. If a tax reassessment related to a year prior to the Effective Date takes place for PGS, any change to the amount of loss carry forward in PGS shall be split in accordance with the net value allocation between PGS and Petrojarl.

     If PGS or Petrojarl after the date of the Demerger Plan identifies that any of the assets and rights of PGS Companies primarily relate to and are required for the operation of the Petrojarl Business, PGS shall procure, to the extent possible, that such assets and rights (and the liabilities related thereto) shall be assigned to Petrojarl free of any additional consideration. This principle shall apply in the same manner if PGS or Petrojarl identifies that any of the assets and rights of Petrojarl Companies primarily relate to and are required for the operation of the Geophysical Business.

     Share Split Ratio; Issuance of new Petrojarl Shares

     The split ratio for the Demerger is derived from estimates of the fair value of the Production Business relative to the estimates of the fair value of PGS, both on a net debt free basis, adjusted for the agreed distribution of net debt in the Demerger.

     PGS used observed valuations contained in selected analyst reports released in the period February 2 to February 28, 2006, together with internal valuations based on internal financial forecasts and customary valuation procedures to value the Production Business in a manner applicable to a publicly-traded company. PGS further estimated its fair market value by reference to its average market capitalization during the period March 1 to March 16, 2006.

     Based on the above methodologies, the respective Boards of Directors of PGS and Petrojarl have determined that the Demerger entails an allocation of the fair values in the ratio of 80% to PGS and 20% to Petrojarl. The value of PGS' retained shareholding in Petrojarl is included in the allocation. The share capital and share premium fund of PGS is consequently allocated in the same ratio of 80% to PGS and 20% to Petrojarl. The Boards of Directors of PGS and Petrojarl are of the opinion that the legal requirements for Norwegian tax-free treatment of the Demerger are met by the above allocation.

     The reduction of share capital in PGS will be effected by way of a reduction in the par value of each share. Petrojarl will then issue one Petrojarl Share for each PGS Share. Consistent with the ratio described above, the par value of each PGS Share will be reduced from NOK 10 by NOK 2.00 to NOK
8.00 while the par value of each Petrojarl Share will be NOK 2.00 equal to the reduction of the par value of the PGS Shares. This will be accomplished in the following manner:

     o The share capital of PGS will be reduced by NOK 120,000,000 from NOK 600,000,000 to NOK 480,000,000 through reduction of the par value for each share by NOK 2.00 from NOK 10 to NOK 8.00.

     o The share capital of Petrojarl will be increased by NOK 120,000,000 from NOK 29,999,980 to NOK 149,999,980 through the issue of 60,000,000 new shares each with a par value of NOK 2.00 in the ratio of one Petrojarl Share per PGS Share.

     Petrojarl was incorporated with an appropriate number of shares designed to give PGS a 19.99% ownership interest in Petrojarl following the Demerger.

     Employees and Pension Rights and Liabilities

     As of the date of this Information Statement, the Petrojarl Companies had 524 employees. The Demerger will have no direct effect on the employment relationship for these employees.

     In addition one employee related to the Production Business is employed by the PGS Companies and will be transferred to Petrojarl in connection with the Demerger.

     The employees of the various subsidiaries of PGS will not be directly affected by the Demerger.

     The Petrojarl Companies have separate pension funds. Petrojarl shall assume responsibility for the payment of premiums to the Petrojarl Companies' pension funds and any liability for PGS related to pensions for the existing and previous employees of the Petrojarl Companies.

     The Demerger will not involve redundancies. Nor is it expected that the Demerger will have other significant consequences for the employees.

Actions to be Taken by the Shareholders of PGS

     At the Extraordinary General Meeting of PGS to be held on April 28, 2006 at 08:30 AM at PGS' offices at Strandveien 4, 1366 Lysaker, Norway, PGS' shareholders will vote on approval of the Demerger Plan.

     Approval of the Demerger Plan requires the affirmative vote of at least two-thirds of the votes cast at the Extraordinary General Meeting. The shares of PGS and Petrojarl consist of one class only, each share entitling the holder to one vote. There are no appraisal rights under Norwegian Law or under PGS' or Petrojarl's organizational documents in connection with the

Demerger. Registered holders of shares of PGS as of the date of the Extraordinary General Meeting will be entitled to vote on the Demerger Plan.

     PGS' Board of Directors recommends that its shareholders approve the Demerger Plan at the Extraordinary General Meeting. If the shareholders approve the Demerger Plan by the required two-thirds of votes cast, PGS will, as the sole shareholder of Petrojarl, vote to approve the Demerger Plan at the Extraordinary General Meeting of Petrojarl to be held immediately after the Extraordinary General Meeting of PGS on April 28, 2006 at 08:30 AM at Lysaker, Norway. There are no quorum requirements for general meetings under Norwegian law.

Election of Petrojarl's Board of Directors

     At the date of adoption of the Demerger Plan, the Board of Directors of Petrojarl comprises the following Directors:

     o    Keith Henry, Chairperson

     o    Clare Spottiswoode

     o    Rolf Erik Rolfsen

     It is intended that PGS will present proposals for new shareholder representatives on the Board of Directors of Petrojarl. PGS will then as the sole shareholder of Petrojarl appoint such representatives as members of the Board of Directors of Petrojarl with effect from the Completion Date in an Extraordinary General Meeting of Petrojarl to be held prior to the Completion Date.

     In addition, PGS will, as the sole shareholder of Petrojarl, amend the articles of association of Petrojarl to arrange for two employee representatives on the Board of Directors of Petrojarl.

Conditions for the Completion of the Demerger

          Completion of the Demerger is subject to the following conditions:

               a) All consents, both contractual and governmental, required for the consummation of the Demerger shall have been obtained or waived, and all rights of termination (or material alteration) of agreements to which a Petrojarl Company is a party shall have been waived or the deadline for exercising any such rights shall have expired without such rights having been exercised. The condition shall not apply, however, if, in the opinion of the Board of Directors of PGS, neither the potential failure to obtain consents nor the potential terminations (or alterations) of such agreements would individually or in the aggregate have a material adverse effect on the Petrojarl Companies or the PGS Companies.

               b) OSE shall have consented to Petrojarl being listed immediately after registration of the New Petrojarl Shares with the VPS.

               c) Satisfactory documentation, in the opinion of the Board of Directors of PGS, shall have been produced demonstrating Petrojarl's ability to repay the loan of $ 325,000,000 from PGS upon consummation of the Demerger, unless the Board of Directors of PGS consents to an extension of the loan in whole or in part.

               d) There shall be no outstanding indebtedness between any of the Production Companies and the PGS Companies other than the debts described in the Demerger Plan.

               e)   The deadline for objections from creditors pursuant to
                    section 14-7 cf. section 13-15 of the Public Limited Companies Act shall have expired for both PGS and Petrojarl, and the position regarding any creditors who have raised objections has been settled or PGS shall have obtained a final ruling from Norwegian courts regarding any such objections concluding that the Demerger may nevertheless be consummated and registered with the Register.

               f) No circumstance having a material adverse effect on the business, property, results of operation or financial condition of the PGS Companies or the Petrojarl Companies shall have occurred, unless the Board of Directors of PGS is of the opinion that it will be in the interests of the shareholders of PGS to nevertheless consummate the Demerger.

               g) There shall have been no decision by a subsequent extraordinary general meeting of PGS, pursuant to a calling notice from the PGS Board of Directors or otherwise, to cancel the Demerger.

Filings and Public Approvals

     PGS is not aware of any filings or public approvals required in order to consummate the Demerger or any of the related transactions, except for the filings with the Register required in connection with a demerger under the Norwegian Public Limited Companies Act, and the filings with the SEC described in "Information for Holders of PGS ADRs." In addition, PGS expects to submit copies of this Information Statement and the Demerger Plan with the SEC under cover of Form 6-K pursuant to the Exchange Act.

Consummation of the Demerger

     If the conditions for consummation of the Demerger are satisfied, or where applicable waived, the respective Boards of Directors of PGS and Petrojarl will give notice to the Register that the Demerger is to be consummated.

     As soon as practicable after registration of the consummation of the Demerger with the Register, Petrojarl will cause the new Petrojarl Shares to be registered in the name of the registered holders of PGS Shares with the VPS. This is expected to occur on or about June 30, 2006.

Information for Holders of PGS ADRs

     Prior to the Extraordinary General Meeting of PGS' shareholders, PGS will mail this Information Statement to its shareholders and make it available on its website at www.pgs.com. Nothing on the PGS website is incorporated in or deemed to be part of this Information Statement.

     In conjunction with the Demerger, Petrojarl intends to create for the Petrojarl Shares a Level I ADR facility. PGS, Petrojarl and their advisors believe that an ADR facility for the Petrojarl Shares will offer a number of benefits to its U.S. investors. Principal among these benefits is the service offered by the Petrojarl ADR Depositary in making dividends and other distributions normally payable in Norway in Norwegian kroner available in the United States after conversion to U.S. dollars. This service, among other benefits, will facilitate the investment in Petrojarl by U.S. investors that may otherwise be limited in their ability to hold non-U.S. dollar denominated securities. In addition, the deposit agreement will provide for Petrojarl to deliver promptly to the Petrojarl ADR Depositary all notices and other communications generally delivered to shareholders or filed with the OSE. The Petrojarl ADR Depositary will undertake to distribute these notices and communications to ADR holders and/or maintain them for inspection at its U.S. New York office. In addition, an ADR facility provides a U.S. registrar and a custody arrangement through a U.S. entity, which are prerequisites for certain U.S. investors, particularly certain investment managers and other fiduciaries.

     Petrojarl and the Petrojarl ADR Depositary will file with the SEC a registration statement on Form F-6 in respect of the Petrojarl ADSs and seek effectiveness of that registration statement concurrent with or immediately after the Completion Date. In accordance with SEC rules, Petrojarl will apply to the SEC for an exemption from the reporting requirements of the Exchange Act in accordance with Rule 12g3-2(b) thereunder prior to filing the Form F-6. Petrojarl intends to comply with the information supplying requirements under Rule 12g3-2(b) so long as it has more than 300 U.S. shareholders. Further, by virtue of its establishing a Level I ADR facility, Petrojarl will have agreed to maintain its exemption from the registration and reporting requirements of the Exchange Act and furnish specified information to the SEC under the Exchange Act in accordance with Rule 12g3-2(b) thereunder.

     Petrojarl presently does not intend that the Petrojarl Shares or ADSs will be listed on a securities exchange in the United States or quoted on Nasdaq or any other inter-dealer quotation system in the United States, or that Petrojarl will otherwise facilitate the creation of a trading market of Petrojarl Shares in the United States. Petrojarl ADSs may trade "over-the-counter" and be quoted on the "pink sheets". The creation of an ADR facility for the Petrojarl Shares is intended solely to accommodate the holders of PGS' ADSs. However, Petrojarl may at a later time determine to list its shares on a U.S. securities exchange or obtain a quotation on Nasdaq or any other inter-dealer quotation system in the United States after the Demerger is completed. Accordingly, until such a listing or quotation in the United States, if any (or until Petrojarl completes an offering of securities registered under the Securities Act), Petrojarl will not be subject to the information reporting requirements of the Exchange Act, but will be entitled to rely on the exemption provided by Rule 12g3-2(b) thereunder. If Petrojarl lists its shares or obtains a quotation for its shares in the United States, Petrojarl will become subject to the reporting requirements under the Exchange Act.

Demerger-Related Agreements between PGS and Petrojarl

     In connection with the Demerger, the PGS Companies and the Petrojarl Companies have entered into, or will enter into, certain agreements that will regulate the continuation for a transitional period of established commercial connections between the Production Business and the Geophysical Business, including inter alia:

               -    A framework service agreement; and
               - An agreement giving the Petrojarl Companies access to PGS' global network.

     The terms and conditions of the agreements between the PGS Companies and the Petrojarl Companies are (or will) in general be based on arm's length principles.

Transfer of Agreements

     Substantially all of PGS' business is conducted through its subsidiaries. Accordingly, the Petrojarl Companies are counterparties to most of the agreements related to the Production Business, and such agreements will as a starting point not be directly affected by the Demerger.

     If PGS or Petrojarl after the date of the Demerger Plan identifies that any of the assets and rights of PGS Companies primarily relate to and are required for the operation of the Production Business, such assets and rights (and the liabilities related to such) shall be assigned to Petrojarl free of any additional consideration.

     In the event that any necessary third party consents to such assignments are not obtained, PGS and Petrojarl shall as far as possible ensure that the agreements continue in force in the name of the relevant PGS Company, but for the account and risk of Petrojarl. If this is not possible, the relevant PGS Company and Petrojarl shall as far as possible enter into an agreement that grants to Petrojarl the same rights against and liabilities towards the relevant PGS Company as those that the PGS Company has against and owes to the contractual party in question.

     This principle shall apply in the same manner if PGS or Petrojarl identifies that any of the assets and rights of the Petrojarl Companies primarily relate to and are required for the operation of the Geophysical Business.

Relationship with Creditors

     If the requisite shareholder approval of the Demerger Plan is obtained at the Extraordinary General Meeting of PGS, the Demerger resolutions will be reported to the Register. The Register will then issue a public notice. The creditors of PGS and Petrojarl will then have the right to raise objections to the consummation of the Demerger within a two-month period following publication of the said notice.

     If a creditor with an undisputed and due claim raises an objection, the Demerger cannot be consummated until the claim has been settled. If a creditor with a disputed claim or a claim which is not yet due raises an objection, the Demerger cannot be consummated unless
               o    the claim has been settled, or

               o adequate security has been placed to the benefit of the creditor, or

               o PGS has obtained a final ruling from a Norwegian court deciding that the Demerger may nevertheless be consummated and registered with the Register.

     Based on the scheduled date for the Extraordinary General Meetings of PGS and Petrojarl, the creditor notice period is expected to expire during the week of June 26, 2006.

     Under the Norwegian Public Limited Companies Act, Petrojarl will be secondarily liable following consummation of the Demerger for the obligations of PGS upon the Completion Date. As most operational liabilities of PGS are vested in its subsidiaries, the majority of PGS' material liabilities are liabilities under loan agreements and guarantees. Conversely, PGS will be secondarily liable for the obligations of Petrojarl upon the Completion Date.

     To minimize cross liabilities following completion of the Demerger, PGS and Petrojarl have used, and will continue to use until and after the Completion Date, their best efforts to obtain waivers releasing PGS from secondary liability in respect of the Production Business, and waivers releasing Petrojarl from secondary liability relating to the Geophysical Business.

     PGS and Petrojarl have used, and will continue to use until and after the Completion Date, their best efforts to obtain waivers under guarantees related to the Geophysical Business releasing Petrojarl from secondary liability for the obligations of PGS and waivers releasing PGS from liabilities under guarantees relating to the Production Business. However, no assurances can be given that such replacements and waivers will be obtained for all the current obligations of PGS and Petrojarl, respectively.

     To the extent that PGS or the other PGS Companies after the Completion Date continue to be directly liable (as distinguished from the secondary joint and several liability under section 14-11 of the Public Limited Companies Act) for contingent or actual liabilities owed by the Petrojarl Companies to third parties, Petrojarl will pay to PGS a guarantee fee calculated on the basis of the guaranteed sum at a rate equal to the average margin paid by Petrojarl on its interest-bearing debt for the continuation of such guarantees.

Tax Matters

     General

     Set forth below is a description of certain tax consequences of the Demerger and the related transactions between the subsidiaries of PGS.

     The description below of tax consequences for shareholders is a summary provided by PGS' advisors in each jurisdiction of some of the tax rules relevant to holders of PGS Shares and ADRs that are effective as of the date of this Information Statement. The description is of a general nature and does not cover all tax rules and regulations of relevance in connection with the Demerger. Holders of PGS Shares and ADRs should contact professional tax advisors to clarify individual tax consequences in connection with the Demerger.

Tax Consequences for PGS

     The Demerger will be carried out in accordance with the requirements for a tax-free transaction in Norway. Accordingly, it is expected that the Demerger should not give rise to any Norwegian taxes for PGS.

     The Demerger will for Norwegian tax purposes take effect as of the Effective Date, which means that items of income and expense generated by PGS from such date will, to the extent related to the operations transferred to Petrojarl in the Demerger, be attributed to Petrojarl for tax purposes.

     Pursuant to the Demerger Plan, the PGS Companies are liable for any and all costs arising as a direct result of the Demerger and the related transactions.

     In the event that PGS sells its Petrojarl Shares in the contemplated secondary offering or otherwise, such sale will be tax-free under the Norwegian exemption method.

     The tax loss carry forwards in Petroleum Geo-Services ASA will be allocated to Petroleum Geo-Services ASA and Petrojarl ASA based on which company that continues the business from which the tax loss was originated. Tax loss carry forwards that cannot be allocated to any particular business will be divided between Petroleum Geo-Services ASA and Petrojarl ASA based upon the fair market value allocated between the two companies.

     Tax Consequences for Petrojarl

     The Demerger and the related transactions generally will not trigger any taxes for Petrojarl or other Petrojarl Companies.

     Petrojarl will take over PGS' tax positions with respect to the assets and liabilities transferred to Petrojarl in the Demerger.

     Tax Consequences of Transactions between Subsidiaries of PGS related to the Demerger

     As noted above, a number of related intra-group transactions will be carried out prior to the Demerger. The adjustments to PGS' current group structure will involve a number of taxable transactions. PGS believes that such transactions will neither individually nor in the aggregate lead to material cash tax payments or material tax costs for accounting purposes.

     Tax Consequences for PGS Shareholders in Norway

     As noted above, the Demerger will be carried out in accordance with the requirements for treatment as a tax-free transaction in Norway. As a result, it is expected that the distribution of the new Petrojarl Shares to the holders of PGS Shares will not trigger any Norwegian taxes.

     The respective shareholders' tax base in PGS Shares will be split between the PGS Shares and the new Petrojarl Shares in the same proportion as the relative fair market values and share capital of PGS and the assets, rights and liabilities transferred to Petrojarl in the Demerger, namely 80% to PGS and 20% to Petrojarl. For each holder of PGS Shares, the aggregate tax basis in the PGS Shares and the Petrojarl Shares immediately after the Demerger will thus be equal to the tax basis in the PGS Shares immediately before the Demerger. Petrojarl Shares will for tax purposes be regarded as having been acquired at the same time as the corresponding PGS Shares.

     The issuance of Petrojarl Shares in the Demerger will not be subject to any withholding tax in Norway.

     Tax Consequences for PGS Shareholders in the United States

     The following discussion is a summary based on present law of certain U.S. federal income tax considerations relevant to the Demerger. The discussion addresses only U.S. Shareholders that hold PGS Shares or PGS ADSs as capital assets and use the U.S. dollar as their functional currency. It does not address the tax treatment of U.S. Shareholders subject to special rules, such as banks, dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holding, insurance companies, regulated investment companies, tax-exempt entities (including pension plans), holders of 10% or more of PGS' voting shares, persons liable for alternative minimum tax, persons holding PGS Shares or PGS ADSs as part of a hedge, straddle, conversion, or other integrated financial transaction, or constructive sale transaction. PGS believes, and this discussion assumes, that PGS is not a passive foreign investment company for U.S. federal income tax purposes.

     This summary does not address U.S. state or local taxes. It does not consider any investor's particular circumstances. It is not a substitute for tax advice. PGS urges investors to consult their own tax advisers about the tax consequences of the Demerger.

     As used in this discussion, "U.S. Shareholder" means a beneficial owner of PGS Shares or PGS ADSs that is (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other business entity organized under the laws of the United States, (iii) a trust that is (1) subject to the control of a U.S. person and the primary supervision of a U.S. court or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or (iv) an estate the income of which is subject to U.S. federal income tax regardless of its source.

     A U.S. Shareholder receiving Petrojarl Shares will be treated as receiving a distribution from PGS. The tax consequences of the distribution depend on whether the Demerger will satisfy the conditions for non-recognition treatment imposed by Section 355 of the Internal Revenue Code of 1986, as amended ("Section 355"), including that each of PGS and Petrojarl conducts an active trade or business with a five year history.

     PricewaterhouseCoopers ("PwC") has provided PGS with an opinion letter stating that, for U.S. tax purposes, the Demerger should satisfy the conditions for tax-free treatment. PwC's opinion is contingent upon a number of factors, including PGS providing PwC with a letter containing certain representations (including a representation that, other than accounts payable related to purchases and sales of inventory in the ordinary course of business, no debt owed by Petrojarl to PGS will remain outstanding beyond a reasonably short period of time following the consummation of the Demerger). PGS has not, however, sought a ruling from the U.S. Internal Revenue Service, and can therefore offer no assurance that the Internal Revenue Service might not reach a different conclusion.

     If the Demerger qualifies as tax-free, (i) a U.S. Shareholder would not recognize gain or loss (and no amount would be included in his or her income) upon receipt of the Petrojarl Shares; (ii) a U.S. Shareholder would allocate its adjusted tax basis in the PGS Shares or PGS ADSs between the Petrojarl Shares or Petrojarl ADSs received and its existing PGS Shares or PGS ADSs in proportion to their relative fair market value and (iii) a U.S. Shareholder's holding period in the Petrojarl Shares or Petrojarl ADSs would include its holding period in the PGS Shares or PGS ADSs. A U.S. Shareholder treating the Demerger as tax-free will be required to attach to its tax return for the year in which it receives Petrojarl Shares a statement setting forth certain information regarding the application of Section 355.

     If the Demerger was not to qualify as tax-free, a U.S. shareholder that receives Petrojarl Shares or Petrojarl ADSs would be treated as receiving a taxable distribution from PGS in an amount equal to the fair market value of the Petrojarl Shares or Petrojarl ADSs in U.S. dollars. This distribution would be treated as a dividend, taxable as ordinary income, to the extent of the U.S. Shareholder's pro rata share of current and accumulated earnings and profits of PGS as determined for U.S. federal income tax purposes (which PGS does not compute). A non-corporate U.S. Shareholder meeting certain conditions (including a holding period requirement) would be taxed on the dividend amount at the same preferential rate allowed for long-term capital gains. If the amount of the distribution were to exceed PGS' current and accumulated earnings and profits, the excess would be treated as a recovery of basis to the extent of a U.S. Shareholder's basis in its PGS Shares or PGS ADSs and then as capital gain. Since PGS does not calculate earnings and profits for U.S. tax purposes, however, a U.S. Shareholder should expect not to be able to establish that any portion of the distribution would be treated as recovery of basis or capital gain.

     If the Demerger were not to qualify as tax-free, a U.S. Shareholder would have a basis in the Petrojarl Shares or Petrojarl ADSs received equal to the fair market value at the time of receipt determined in U.S. dollars on the date of receipt, and the holding period of the Petrojarl Shares or Petrojarl ADSs would commence on the day following the Demerger. A non-corporate U.S. shareholder benefiting from the preferential rate for dividends may be subject to special rules treating any loss realized on the sale of PGS Shares or PGS ADSs as long-term capital loss to the extent of the dividend.

     Tax consequences for PGS Shareholders in the United Kingdom

     PGS has been advised that the Demerger is not expected to constitute a disposal for the purposes of taxation of capital gains for those holders of PGS Shares who are resident or ordinarily resident in the United Kingdom.

     It should instead be treated for such purposes as a reorganization. This means that the composite new holding of PGS and Petrojarl Shares will be treated as the same asset as the original holding of PGS Shares acquired at the same time as that original holding. The original base cost of the original holding of PGS Shares will be allocated between the separate holdings of PGS Shares and Petrojarl Shares by reference to their market values on the first day on which market values are quoted for such shares.

     This discussion does not address the tax treatment of UK shareholders subject to special rules, such as banks and other financial companies or share dealers, or holders of 5% or more of PGS' voting Shares.

Stock Exchange Listings

     The PGS Shares are listed on the OSE. PGS ADSs, each representing one PGS Share, are listed on the NYSE.

     It is a condition precedent for consummation of the Demerger that the OSE shall have given its consent to the Petrojarl Shares being listed on the exchange immediately after consummation of the Demerger. Subject to said consent, such listing is expected to occur on or about June 30, 2006.

Intended Sale of PGS' Petrojarl Shares

     As noted above, depending on prevailing market conditions and applicable securities laws, PGS intends to sell up to all of its Petrojarl Shares, corresponding to 19.99% of all Petrojarl Shares, in an offering at the time of the consummation of the Demerger. The exact structure of such offering has not yet been determined. The Petrojarl Shares will not be registered under the Securities Act, and may not be offered or sold in the United States other than in compliance with the securities laws of the United States. A portion of such shareholding may, however, be kept by PGS in the event of adverse market conditions, due to securities law issues and/or to facilitate share price stabilization activities in connection with the secondary sale.

Expenses Related to the Demerger

     External expenses that refer directly to work with the planning of the Demerger and the related transactions, including fees and disbursements payable to advisors, but excluding (i) expenses related to establishing a new corporate profile for the Petrojarl Companies and (ii) expenses incurred in connection with the continued operation of the Petrojarl Companies, will be paid by PGS or the PGS Company that is party to the relevant related transaction.

     Consent fees and other relevant fees and costs incurred to accomplish the transfer of assets, rights and liabilities to the Petrojarl Companies under the related transactions prior to the Completion Date, or otherwise pursuant to the Demerger Plan, whether known or unknown, contingent or actual, will be allocated to Petrojarl or another Petrojarl Company designated by Petrojarl.

     In connection with the Demerger, agreements have been entered into, subject to final documentation, either as part of the Demerger Plan or otherwise, to facilitate the Demerger. In connection with the UK leases on three of the Ramform seismic vessels related to the Geophysical Business, and the production equipment for the Ramform Banff related to the Production Business, agreements have been entered into with the lessors providing for certain options with respect to the termination of the leases at reduced termination fees, subject to final documentation and completion of the Demerger. If all of such leases were terminated, termination fees of up to (pound)13 million (approximately $23 million at current exchange rates) would be payable. Upon lease termination, PGS and, in the case of Ramform Banff, Petrojarl, would become the respective owners of the respective assets leased pursuant to such leases and would avoid any additional rental payments relating to such UK leases. In addition, an agreement has been reached with the operator of the Foinaven field to provide the benefit of financial covenants that would apply to Petrojarl following the Demerger and to make other amendments to the existing contractual arrangements, in each case subject to final documentation, completion of the Demerger and certain other conditions.

     The UK Inland Revenue has raised an issue relating to the accelerated rate at which tax depreciation is available for the lessor of the FPSO Petrojarl Foinaven. If the Inland Revenue disputes the rate and is successful in challenging that rate, the lessor would be liable for increased taxes on the FPSO Petrojarl Foinaven in early periods (and decreased taxes in later years), and the rentals and termination sum would increase. There are a variety of factors affecting how much such rentals would increase, mainly depending on how much of the asset will be subject to a different depreciation rate. If the aggregate liability related to the long-life asset dispute with UK Inland Revenue for the FPSO Petrojarl Foinaven exceeds (pound)13,000,000, such excess amount shall be split on a 50/50 basis between PGS and Petrojarl if and when such excess amount becomes payable. For a further description of the UK leases, see Part III of this Information Statement.

     Expenses incurred in connection with the Demerger, the ING Bank N.V. Revolving Credit Facilitiy and the listing and IPO of Petrojarl are in the aggregate expected to amount to approximately $19 million. Expenses related to agreements entered into with certain of the lessors of seismic vessels and the topsides of Ramfom Banff are not included in this estimate.

Timetable

       The expected timetable for the Demerger is as follows:

------------------------------------------------------------------------------------------------------------------
Action/Event                                                         Expected Date of Occurence/Completion
------------------------------------------------------------------------------------------------------------------
General Meetings of PGS and Petrojarl                                           April 28, 2006
------------------------------------------------------------------------------------------------------------------
Creditor Notice Period Expires                                               week of June 26, 2006
------------------------------------------------------------------------------------------------------------------
Last Day of Trading for PGS Shares  Including Right to Obtain          on or about week of June 30, 2006
Petrojarl Shares
------------------------------------------------------------------------------------------------------------------
Registration of Consummation of the Demerger                           on or about week of June 30, 2006
------------------------------------------------------------------------------------------------------------------
Separate listing of PGS Shares and Petrojarl Shares                    on or about week of June 30, 2006
------------------------------------------------------------------------------------------------------------------

Announcements

     Announcements relating to the Demerger issued by or on behalf of PGS and/or Petrojarl will be considered made once they are received by the OSE and distributed through its electronic information system.

Distribution of the Information Statement

     This Information Statement has been sent to all registered shareholders of PGS and has been filed with the OSE and submitted to SEC and will be made available on the OSE's homepage at www.ose.no and PGS' homepage at www.pgs.com.

                                    PART III

                                    PETROJARL

                                BUSINESS OVERVIEW
                           (after the Completion Date)

     The Production Business, which will be owned and operated by Petrojarl from and after consummation of the Demerger, is one of the largest operators of FPSO vessels in the North Sea, measured by production capacity and number of vessels. The Production Business owns and operates four FPSO vessels with a combined production capacity of 339,000 barrels of oil per day and a crude oil storage capacity of one million barrels. All four of the FPSOs, the Ramform Banff, Petrojarl I, Petrojarl Foinaven and Petrojarl Varg, are double hulled, rated for harsh environments and capable of working in deepwater fields.

     Petrojarl's management believes that the Production Business' fleet of FPSO vessels is one of the most technologically advanced in the industry. The Production Business has experience operating in some of the industry's most demanding environments in the North Sea and the continental shelf of the Atlantic Ocean.

     An FPSO system is a ship-based type of mobile production unit that produces, processes, stores and offloads oil and processes, re-injects or exports gas from offshore fields with widely differing production characteristics, sizes and water depths. The selection of a particular mobile production unit from among the several types of readily movable offshore production systems depends on several factors, including overall reservoir and environmental characteristics of the field to be developed, availability of transportation infrastructure and financial and schedule constraints. FPSO systems typically perform the same function as fixed offshore platforms in the offshore production of oil and natural gas, with the exceptions of drilling and heavy well maintenance. However, FPSO systems generally provide a number of advantages over fixed platforms, including:

     o    being capable of storing and offloading oil;

     o    being suitable for a wide range of field sizes and water depths;

     o    being reusable on more than one developed reservoir;

     o generally costing less and being easier to install and remove than fixed platforms; and

     o reducing the time from the discovery of oil and natural gas to production.

     Petrojarl's principal executive office is at Beddingen 16, Trondheim, Norway. The mailing address is Postboks 482 Sentrum, N-7014 Trondheim, Norway, and the phone number +47 73 98 30 00.

Historical Overview

     The primary milestones in the Production Business' historical development within PGS include the following:

     o    May 1998: Acquisition of Golar-Nor (Petrojarl I and Petrojarl
          Foinaven)

     o    October 1998: Delivery of Ramform Banff

     o    July 1999: Acquisition of FPSO Varg (renamed Petrojarl Varg)

     o    March 2001: Resumption of oil production by the re-tooled Ramform
          Banff

     o January 2006: Acquisition of the shuttle tanker Rita Knutsen for possible FPSO conversion

     o February 2006: Announcement of a proposed joint venture with Teekay Shipping Corporation to develop new FPSO projects

Petrojarl Strategy

     Petrojarl's strategy includes:

     o maximizing the value of present contracts through careful cost management;

     o    maximizing future redeployment opportunities; and

     o seeking growth opportunities through a proposed joint venture with Teekay Shipping Corporation to establish a broader geographical position.

     Petrojarl believes opportunities exist in the North Sea, particularly on the Norwegian Continental Shelf where the Production Business currently operates two vessels, to redeploy its FPSO vessels when the existing FPSO contracts terminate. Petrojarl also intends to continue to evaluate redeployment opportunities in other regions.

The FPSO Market

     The market for production services differs fundamentally from the geophysical market. Offshore production generally takes place a relatively long time after exploration drilling has been completed. As a result, oil and natural gas companies typically make production-related decisions based on different financial parameters than those used for decisions relating to seismic or drilling activities. As offshore hydrocarbon basins around the world in general have matured, oil and natural gas companies in a number of oil producing areas have increasingly focused on the development of smaller fields with relatively smaller or uncertain reservoir estimates or shorter expected production lives. For development of these smaller fields to be profitable, the oil and natural gas companies must reduce development cost levels and financial exposure. As a result, producers have focused increasingly on subsea installations and reusable FPSO systems instead of the more traditional fixed steel and concrete platforms, which generally are not reusable.

The Production Business' FPSO Systems

     The following table provides information about the Production Business' four FPSO vessels as of December 31, 2005. In addition to these four vessels, as of December 31, 2005 the Production Business used two shuttle tankers and one storage tanker from third-party contractors under operating leases expiring at various dates through 2014. In addition, as of December 31, 2005 the Production Business owned a 40% interest in a French company that owns the FPSO Ikdam, which is producing the Isis field located offshore Tunisia on a fixed day rate contract. As of that date, production from this vessel was approximately 1,500 barrels per day with a maximum processing capacity of 30,000 barrels per day.

                                              Approximate   Approximate   Production
                                                 total         total       capacity  Displacement   Storage
                                      Year      length         width      (barrels of   (metric    capacity
FPSO Vessel Name                    delivered   (feet)        (feet)     oil per day)    tons)     (barrels)
----------------                   ----------------------  ------------  ------------------------  ---------
Ramform Banff(1)......................1998        395           175         95,000       32,100     120,000
Petrojarl I...........................1986        683           105         47,000       51,000     180,000
Petrojarl Foinaven(1).................1996        827           116        140,000       72,000     280,000
Petrojarl Varg........................1999        702           125         57,000      100,000     420,000

(1) The Production Business has UK lease arrangements for the Petrojarl Foinaven and for the Ramform Banff topside production equipment. Under the leases, the Production Business leases the vessel/equipment under long-term charters that give it the option to purchase the vessel and equipment for a de minimis amount at the end of the charter periods. The leases are legally defeased because the Production Business has made payments to banks in consideration for which the banks have assumed liability to the lessors equal to basic rentals and termination sum obligations. Please read notes 2 and 20 of the PGS Before Demerger Financial Statements.

     Petrojarl I

     The Production Business operates the Petrojarl I FPSO under contract with Statoil to produce the Glitne field in the Norwegian sector of the North Sea. The Production Business began production of the field with the Petrojarl I in August 2001. Based on production estimates filed by the Glitne field operator, production may continue beyond 2008.

     The contract provides for compensation consisting of a tariff-based element of $3.50 per barrel and a fixed day rate of $12,750 plus up to $5,000 per day for water injection, subject to a minimum variable amount of $58,500 and a maximum of $108,500. In addition, the Production Business is entitled to receive an additional amount of NOK 475,585 (approximately $70,262) per day for operating expenses. Statoil may cancel the contract on six months' notice. In addition, Statoil may terminate the contract upon specified force majeure events; the insolvency or bankruptcy of PGS' subsidiary K/S Petrojarl I A/S or demonstration by that subsidiary that it is not capable of performing the work; or the Production Business' substantial breach of the contract. The Production Business may cancel the contract on three months' notice if the minimum variable rate has been received for 90 days in a 120 day period, subject, however, to Statoil's right to continue the contract by increasing the tariff element.

     Petrojarl Varg

     The Petrojarl Varg produces from the Varg field on the Norwegian Continental Shelf of the North Sea under a contract with the license owners of Production License PL 038. Under the existing charter and operating agreement with the PL 038 license owners, the Production

Business' compensation consists of a fixed base day rate of $90,000 and a tariff of $6.30 per barrel produced per day. The charter and operating agreement may be terminated with 90 days' written notice, but the Production Business is not entitled to terminate the agreements as long as the mean weekly production during normal operation on the license exceeds approximately 15,700 barrels of oil per day. According to the current production profile of the Varg field, Petrojarl Varg could be available for redeployment on a new field in 2008.

     Petrojarl Foinaven

     The Petrojarl Foinaven is under a contract to a consortium of field co-operators led by Britoil PLC, a subsidiary of BP plc, for production of the Foinaven field west of the Shetlands. The Foinaven contract is not limited in time. Britoil may terminate the contract with a minimum of two years' notice. Britoil may also terminate the contract upon the total loss of the vessel, a breach of the contract that is not remedied within agreed deadlines, specified insolvency and bankruptcy related events or specified force majeure events. In addition, the Production Business may terminate the contract with prior notice if production-dependent tariff revenue falls below specified levels.

     The contract provides for compensation consisting of a fixed day rate of $71,258 and a two-tier production dependent tariff that varies at different production levels. The Production Business receives $3.50 per barrel of oil produced per day up to 25,000 barrels and $2.95 per barrel of oil produced per day in excess of 25,000 barrels, as well as $0.75 per barrel of oil produced per day from a satellite field, East Foinaven.

     The Production Business has additional obligations that may arise under the contract relating to the Foinaven project, including obligations to:

     o compensate Britoil up to a maximum of $10 million for breaches of contract; and

     o    to pay for pollution damage caused by diesel or lubricants.

     Ramform Banff

     The Ramform Banff operates on the Banff field, located in the UK sector of the North Sea about 120 miles east of Aberdeen, Scotland. The Production Business' contract for this work dates to 1997, and oil production from the field commenced in January 1999. In 2005, the wells from the nearby Kyle field were connected to to Ramform Banff.

     Under the existing contract with the Banff field operator, the Production Business will continue to produce the Banff field with the Ramform Banff until the end of the life of the field, which is estimated to be 2014. The new contract contains a two-tier production dependent tariff that varies at different production levels. The Production Business receives $5 per barrel of oil produced per day for production up to 15,400 barrels per day and $3 per barrel of oil produced per day in excess of 15,400 barrels. The Production Business also receives a fixed day rate of (pound)40,000 (approximately $69,000), with a minimum total day rate of $126,800. These rates are applicable for production through 2014, with provisions for cost index adjustments. If field production extends beyond 2014, the Production Business will be entitled to an increased day rate. Under the amended contract, the Banff field operator has the right to terminate the contract at its sole discretion on six months' notice. Upon termination of the contract, the Banff field operator has the option to acquire the subsea facilities of the Ramform Banff free of charge or cost. In the event that the Banff field operator does not exercise its option, the Production Business is obligated to remove the subsea facilities at its own cost and, upon completion of its obligations under the contract, the Banff field operator will owe the Production Business (pound)5 million, escalated by 1.5% per annum from 2000.

     Tanker Conversion Project

     In January 2006, the Production Business entered into an agreement to purchase the shuttle tanker MT Rita Knutsen from Knutsen OAS Shipping for $35 million. The Production Business has developed plans for a conversion of the ship to an FPSO. The vessel is considered as a possible FPSO solution for several upcoming projects, and a conversion will be started when a firm contract for the ship is secured in the market. Rita Knutsen is a double hull vessel of 124,472 dwt, built by the Daewoo shipyard in Korea in 1986.

     Pending a suitable contract, the ship is operated by Knutsen OAS Shipping on a bareboat agreement, which ensures a satisfactory return of capital on the purchase price.

Teekay Petrojarl Offshore

     In February 2006, the Production Business entered into a heads of agreement with Teekay Shipping Corporation ("Teekay") to form a joint venture company called Teekay Petrojarl Offshore that will focus on pursuing opportunities in the global market for Mobile Production Solutions with an emphasis on developing solutions through FPSO units.

     The joint venture will only encompass new projects. Existing assets of both companies are excluded from the joint venture, including all of the FPSOs of the Production Business as of the date of the heads of agreement and redeployment of those assets, although in the future the parties may agree to the contribution of existing assets to the joint venture on arm's length terms. Teekay Petrojarl Offshore has begun pursuing opportunities and it is expected that a definitive agreement regarding the joint venture will be entered into during the second quarter of 2006.

     Petrojarl believes that the agreement with Teekay will be an important part of its international expansion strategy. The joint venture allows Petrojarl to more effectively pursue further growth in the market for mobile production solutions worldwide. Teekay has a global marketing organization and customer and shipyard relationships, which complements the Production Business' engineering expertise and experience as a quality operator of FPSOs in the harsh North Sea environment.

     Teekay has a fleet of more than 140 tanker vessels, offices in 15 countries and 5,100 seagoing and shorebased employees.

Competition in the market for production services

     The Production Business generally competes with oil companies operating FPSOs themselves, other FPSO operators, fixed installations and tension leg platforms, sub-sea production installations tied back to existing infrastructure, semi-submersible and jack-up platforms and with other floating or land-based production systems. Competition between FPSO systems and other offshore production systems is based on a number of factors including water depth, the availability or proximity of transportation infrastructure, the size of the producing field and time considerations, estimated reserves, the cost and schedule for modifications, and local regulatory framework. Competition tends to be limited within segments of processing plant sophistication, operating conditions and regulatory regimes, as FPSO systems having different specifications cannot be redeployed easily or cost effectively between these segments. The Production Business' fleet of FPSOs is designed specifically for harsh weather operations, limited shuttling distances and demanding regulatory regimes, such as those typically found in the North Sea and the Atlantic Continental Shelf. The limited shuttling distances required for the Production Business' FPSOs results in relatively low need for storage capacity. In addition to the FPSO operations and other offshore production systems of the major oil and natural gas companies, the Production Business' FPSO competitors include numerous companies that own a small number of FPSO vessels. FPSOs perform similar tasks as fixed installations, with the exception of drilling and heavy well maintenance. To combine drilling and heavy well maintenance with production, some oil companies have opted for semi-submersible platforms. The choice of development system between an FPSO and either a fixed installation or another floating system is dependent on an overall technical and financial evaluation of the individual field to be developed.

Employees

     As of March 1, 2006, the Production Business employed 524 persons. Of these, 108 were employed in the onshore organization, while 416 were employed in offshore positions (FPSOs and tankers).

     The table below reflects a breakdown of the geographic location of the employees of the Production Business:

Location                                                Number of employees
Norway - Trondheim (onshore)                                     98
Norway (offshore)                                               211
UK - Aberdeen (onshore)                                          10
UK (offshore, incl. tankers)                                    205

Governmental Regulation

     The Production Business' operations are affected by a variety of international laws and regulations, including laws and regulations relating to:

     o permitting or licensing agreements for oil and natural gas exploration, development and production activities;

     o    exports and imports;

     o    currency;

     o    taxes;

     o    occupational health and safety; and

     o    the protection of the environment.

     Petrojarl's operations are subject to a variety of laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental departments issue rules and regulations to implement and enforce such laws that are often complex and costly to comply with and that can carry substantial penalties or fines for failure to comply. Under these laws and regulations, Petrojarl may be liable for remediation or removal costs, damages and other costs associated with releases of hazardous materials including oil into the environment.

     Petrojarl believes that it is currently in compliance in all material respects with the requirements of applicable environmental, export/import and occupational health and safety laws and regulations. Please see Risk Factors - "Unpredictable changes in governmental regulations could increase Petrojarl's operating costs and reduce demand for its services".

Operating Conditions and Insurance

     Petrojarl's operations are often conducted under extreme weather and other hazardous conditions. These operations are subject to risks of injury to personnel and loss of equipment. Petrojarl has safety compliance programs staffed by full-time professional employees and a program for developing, implementing and managing its responsibility for the health and safety of its employees and the environments in which it operates. Systems for reporting and tracking the occupational health of its employees are in place in its business units. Company-wide initiatives focus on the further development of the environmental management systems. Petrojarl is certified according to the international ISO 14001 environmental standard for all its FPSO units, shuttle tankers and onshore operations. Petrojarl considers each employee to be a vital contributor to health, safety and environment in the company, and is fully committed to its health, safety and environment program.

     In 1994, PGS established its own captive re-insurance company to provide insurance for some of its production equipment including seismic vessels, FPSOs and shuttle tankers. As noted below, this insurance is subject to deductibles and limits of coverage and is supplemented by commercial reinsurance arrangements.

     Petrojarl obtains a substantial portion of its casualty insurance through the PGS owned captive re-insurance company, which retains risk of $4.5 million for each accident, with a maximum annual risk retention of $7.2 million per year. Petrojarl's various operating companies also retain levels of risk when obtaining this casualty insurance from the captive company, up to $750,000 per accident for its FPSOs.

Legal Proceedings

     PGS has previously entered into capital leases relating to the FPSO Petrojarl Foinaven; and the production equipment for the Ramform Banff. PGS has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities and for variations in actual interest rates from those assumed in the leases. There are no limits on either of these indemnities.

     The lessors claim tax depreciation (capital allowances) on the capital expenditures that were incurred for the acquisition of the leased assets. Although the UK Inland Revenue generally deferred for a period of time agreeing to the capital allowances claimed under such leases pending the outcome of a legal proceeding in which the Inland Revenue was challenging capital allowances associated with a defeased lease, in November 2004, the highest UK court of appeal ruled in favor of the taxpayer and rejected the position of the Inland Revenue. In connection with the adoption of fresh-start reporting on November 1,

2003 and before the November 2004 ruling, PGS recorded a liability of (pound)10.4 million (approximately $17.5 million) for these two leases. PGS releases applicable portions of this liability if and when the Inland Revenue accepts the lessors' claims for capital allowances under each lease. In 2005 PGS released (pound)3.1 million (approximately $5.6 million) of the liability.

     The remaining accrued liability at December 31, 2005 of (pound)7.3 million (approximately $12.7 million at current exchange rates) relates to the Petrojarl Foinaven lease where the Inland Revenue has raised a separate issue about the accelerated rate at which tax depreciation is available. If the Inland Revenue were successful in challenging that rate, the lessor would be liable for increased taxes on Petrojarl Foinaven in early periods (and decreased taxes in later years), and PGS rentals would increase. How much the rentals could increase depends primarily on how much of the asset will be subject to a different depreciation rate. Management currently believes (pound)60 million to (pound)70 million (approximately $104 million to $121 million at current exchange rates) represents a worst case scenario for this liability. Pursuant to the terms of the Demerger Plan, if the aggregate liability related to the long-life asset discussion with UK Inland Revenue for the Petrojarl Foinaven exceeds (pound)13 million, such excess amount shall be split on a 50/50 basis between PGS and Petrojarl if and when such excess amount becomes payable.

                        SELECTED COMBINED FINANCIAL DATA

Petrojarl Combined Statements of Operations

                                                                  Years Ended December 31,
                                                              ----------------------------------
                                                                     2005           2004
                                                              ----------------------------------
                                                                  (In thousands of dollars)
Revenues ..........................................               $   280,677  $   298,202
                                                                  -----------  -----------
Cost of sales (a)..................................                   184,324      168,003
Depreciation and amortization......................                    44,064       44,562
Selling, general and administrative costs (a) .....                    14,823       13,878
Other operating (income) expense, net..............                    (5,593)       2,008
                                                                  -----------  -----------

         Total operating expenses..................                   237,618      228,451
                                                                  -----------  -----------
Operating profit...................................                    43,059       69,751
Other income (expense):............................
   Income from associated companies................                       243          722
   Interest expense................................                  (23,477)      (29,094)
   Debt redemption and refinancing costs...........                  (28,975)           --

   Other financial items, net......................                   (2,441)       (7,468)
                                                                  -----------  -----------
Income (loss) before minority interest                               (11,591)       33,911
Minority interest..................................                      (27)         (289)
                                                                  -----------  -----------
         Net (loss) income.........................              $   (11,618)   $   33,622
                                                                 ============   ==========

Note:
(a) Excluding depreciation and amortization, which is shown separately.

Petrojarl Combined Balance Sheets

                                                                                                December 31,
                                                                                           2005             2004
                                                                                      --------------  ----------
                                                                                          (In thousands of dollars)
                                     ASSETS
Cash and cash equivalents.........................................................        $   13,550        $   4,529
Restricted cash...................................................................             2,010            2,218
Accounts receivable, net..........................................................            30,506           23,212
Unbilled and other receivables....................................................             3,081            3,583
Other current assets..............................................................            12,135           50,760
                                                                                          ----------        ---------
          Total current assets....................................................            61,282           84,302
Property and equipment, net.......................................................           593,878          637,277
Investments in associated companies...............................................             5,653            5,411
Other intangible assets, net......................................................             2,228            8,685
Other long-lived assets...........................................................            13,406           16,195
                                                                                          ----------        ---------
          Total assets............................................................        $  676,447        $ 751,870
                                                                                          ==========        =========

                        LIABILITIES AND CAPITAL FROM PARENT
Accounts payable..................................................................            14,918           29,101
Accrued expenses..................................................................            27,648           29,236
                                                                                          ----------        ---------
          Total current liabilities...............................................            42,566           58,337
Long-term debt....................................................................           239,303          275,740
Other long-term liabilities.......................................................            61,832           73,459
                                                                                          ----------        ---------
          Total liabilities.......................................................           343,701          407,536
                                                                                          ----------        ---------
Minority interest in consolidated subsidiaries....................................               785              962
Capital from parent                                                                          331,961          343,372
                                                                                          ----------        ---------
          Total liabilities and capital from parent...............................        $  676,447        $ 751,870
                                                                                          ==========        =========

Petrojarl Combined Statements of Cash Flows

                                                              Years Ended December 31,
                                                           -------------------------------
                                                                2005            2004
                                                           -------------------------------
                                                               (In thousands of dollars)
Cash flows (used in) provided by operating activities:
  Net income (loss) .....................................    $(11,618)    $ 33,622
  Adjustments to reconcile net income (loss) to net
   cash  provided by operating activities:
   Depreciation and amortization charged to expense .....      44,064       44,562

   Non-cash other operating (income) expense, net .......      (5,593)          --
   Premium on debt redemption and cost of refinancing
    expensed ............................................      28,975           --
   Provision for deferred income taxes
   (Increase) decrease in accounts receivable, net ......      (6,792)      (1,532)
   Increase (decrease) in other current assets ..........      38,625      (31,419)
   Increase (decrease) in other long-lived assets .......         174         (661)
   (Increase) decrease in accounts payable ..............     (14,183)      19,867
   (Increase) decrease in accrued expenses ..............       3,663       (7,551)
   (Increase) decrease in other long-term liabilities ...      (6,034)       1,444
   Loss on sale of assets ...............................         426           --
    Net income from associated companies ................        (243)        (722)
  Non-cash effect of favourable contracts under fresh
   start intangible assets ..............................       2,161        2,367

   Other items ..........................................         611        1,282
                                                             --------     --------
      Net cash provided by operating activities .........      74,236       61,259
                                                             --------     --------
Cash flows (used in) provided by investing activities:
  Capital expenditures ..................................         (11)        (988)
                                                             --------     --------
      Net cash (used in) provided by investing activities         (11)        (988)
                                                             --------     --------
Cash flows (used in) provided by financing activities:
  Net increase (decrease) in interest bearing loan to
   Parent ...............................................     (36,437)     (62,315)
  Premium on debt redemption, and cost of refinancing ...     (28,975)          --
                                                             --------     --------
      Net cash used in financing activities .............     (65,412)     (62,315)
                                                             --------     --------
  Net increase (decrease) in cash and cash equivalents ..       8,813       (2,044)
  Cash and cash equivalents at beginning of period ......       6,747        8,791
                                                             --------     --------
      Cash and cash equivalents at end of period ........    $ 15,560     $  6,747
                                                             ========     ========

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

You should read the discussion of Petrojarl's financial condition and results of operations under this caption in combination with the combined financial statements and the selected notes to the financial statements included elsewhere in this Information Statement (collectively, the "Petrojarl Combined Financial Statements"). This discussion is based upon, and the combined carve-out financial statements have been prepared in accordance with, U.S. GAAP. The following information contains forward-looking statements. You should refer to the section in this document captioned "Cautionary Note Regarding Forward-Looking Statements" for cautionary statements relating to this information.

Explanatory Information

       Demerger

       On March 27, 2006, PGS' Board of Directors authorized proceeding with the Demerger Plan under Norwegian law to separate the Geophysical Business and the Production Business into two independently listed companies and calling an extraordinary general meeting of PGS' shareholders to vote on the transaction, to be held on April 28, 2006.

       Under the proposed Demerger, PGS's subsidiary and affiliated companies that conduct the Production Business, and the assets, rights and liabilities related to the Production Business, will be transferred to a wholly owned subsidiary named Petrojarl ASA. PGS' subsidiary and affiliated companies that conduct the Geophysical Business, and the assets, rights and liabilities related to the Geophysical Business, will be retained under PGS.

       Prior to the Demerger, PGS' group structure will be modified so that all assets, rights and liabilities of the Production Business are transferred to subsidiaries being transferred to Petrojarl in the Demerger, thus enabling PGS to transfer all of its direct and indirect interests in the Production Business to Petrojarl in the Demerger. Petrojarl will have no activities until completion of the Demerger. After the Demerger, Petrojarl will be an independent company. PGS will retain 19.99% of the outstanding Petrojarl Shares upon consummation of the Demerger. Subject to prevailing market conditions and applicable securities laws, PGS expects to sell the retained Petrojarl Shares in a secondary sale in conjunction with the consummation of the Demerger. Subsequent to the Demerger, Petrojarl will be a stand-alone technologically focused oilfield service company principally involved in providing floating production services in the North Sea. Petrojarl owns and operates four FPSOs. Two of the vessels are located on the Norwegian Continental Shelf and two on the UK Continental Shelf.

       Basis for presentation of the Petrojarl Combined Financial Statements

       The Petrojarl Combined Financial Statements have been carved out from PGS' consolidated financial statements for 2004 and 2005 and have been prepared in accordance with U.S. GAAP. They do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Intercompany accounts and transactions have been eliminated.

       The Petrojarl Combined Financial Statements have been derived from PGS' consolidated financial statements, and include the historical operations being transferred to Petrojarl pursuant to the Demerger. The operations and companies to be demerged are identical to the operations reported as the Production Business in PGS' historical segment reporting.

       The preparation of the Petrojarl Combined Financial Statements required identifying all of the assets and liabilities, revenues and expenses associated with the "carved out" operations. Assets owned by PGS and subsidiaries that were not historically part of a subsidiary transferred to Petrojarl have been allocated to Petrojarl based on specific identification (Ramform Banff and Petrojarl Varg). Costs and expenses of services provided by PGS have been reflected in these combined financial statements in accordance with Staff Accounting Bulletin No. 55 (SAB 55). When specific identification was not practicable, the allocation of expenses was done on a basis that, in the opinion of management, was reasonable.

       The equity level for Petrojarl as of December 31, 2005 is based on the principle of continuity (i.e., assets and liabilities are transferred to Petrojarl based on PGS' historic cost basis for such assets and liabilities). As discussed in Part II of this Information Statement (see "Allocation of Assets, Rights and Liabilities Pursuant to the Demerger Plan"), in connection with the Demerger, Petrojarl will assume interest bearing gross debt of $325 million. However, for the purpose of the Petrojarl Combined Financial Statements, it has been assumed that the relative enterprise value forming base for the demerger ratio was considered to be an objective basis for allocating net interest bearing debt at December 31, 2005 and actual interest expense incurred in the periods. The gross debt level derived from this methodology has been rolled backwards based on intercompany payments between PGS and Petrojarl in 2004 and 2005. Consequently, the amount of Petrojarl's equity as of December 31, 2005, $332.0 million, was calculated based on interest bearing debt of $239.3 million compared to the level of $325 million assumed upon consummation of the Demerger. The average interest rate based on external borrowings of PGS has been calculated for 2004 and 2005 and these rates have been used in calculating interest expense in these combined financial statements.

       PGS' policy has been to charge the costs of shared services and corporate center support to the operating business segments based on their consumption of such services. However, certain costs related to general management, governance functions, corporate accounting, investor relations and similar functions have previously been considered to be general overhead costs and have not been charged to the Production Business.

For purposes of the Petrojarl Combined Financial Statements these general corporate overhead costs have been allocated between PGS and Petrojarl for both 2004 and 2005 based on proportional gross revenues charged to third parties. General corporate services are by nature difficult to allocate. However, it is management's view that a proportionate allocation based on revenues for the individual business units is a reasonable basis for this allocation, as revenues are the best indicator of the activity level in the business unit and as such the best indicator of the level of services necessary from corporate.

       The creation of Petrojarl as an independent, listed company will require the creation of most of the services currently provided by the corporate center.

       Petrojarl currently operates in only one business segment - floating production services in the North Sea. Therefore, no segment information is provided.

       Management believes the assumptions underlying the Petrojarl Combined Financial Statements are reasonable. The Petrojarl Combined Financial Statements are not pro forma financial statements. Consequently, they do not reflect the capitalization/debt level agreed in the Demerger Plan and includes allocation of PGS corporate overhead costs and other costs that would not necessarily reflect costs that would be continued by Petrojarl or that would have been incurred by Petrojarl if it had been a separate company in 2004 and 2005.

       Critical Accounting Policies and Estimates

       Discussed below are Petrojarl's operating results and financial condition based on the Petrojarl Combined Financial Statements, which were prepared in accordance with U.S. GAAP. In order to prepare these financial statements, management must make estimates and assumptions that affect the reported amount of assets and liabilities, Petrojarl's disclosure of contingent assets and liabilities and the amounts of reported revenues and expenses. Management evaluates its estimates and assumptions from time to time and may employ outside experts to assist in its evaluations. Management believes that its estimates and assumptions are reasonable, but acknowledges that actual results may vary from what it has estimated or assumed. Petrojarl's significant accounting policies are described in notes to the Petrojarl Combined Financial Statements included below.

       Listed and summarized in greater detail below are those accounting policies that management believes to be the most critical in the preparation and evaluation of Petrojarl's financial statements and that involve the use of assumptions and estimates that require a higher degree of judgment and complexity. As a result, Petrojarl's reported assets, liabilities, revenues and expenses could be materially affected if management's assumptions and estimates were changed significantly, and Petrojarl's actual financial position, results of operations, cash flows and future developments may differ materially from management's assumptions and estimates. Petrojarl's critical accounting policies and related estimates for the periods discussed below relate to:

     o    revenue recognition;

     o long-lived assets, particularly impairment and depreciation, depletion and amortization;

     o    asset retirement obligations; and

     o    deferred tax assets.

         Revenue Recognition

       Petrojarl generally recognizes revenue from its floating production services in two components. First, it recognizes tariff based revenues, based on the number of barrels produced, as production occurs. Second, it recognizes day rate revenues over the passage of time.

       Accounting for Long-Lived Assets

       Property and equipment are stated at cost less accumulated depreciation, amortization and impairment charges. Depreciation and amortization are calculated based on cost less estimated salvage values using the straight-line method for all property and equipment, excluding leasehold improvements and capital leases, which are amortized over the asset life or lease term whichever is shorter. The straight-line method of depreceiation might deviate from the actual profile of the revenues. The estimated useful lives for the FPSO vessels and equipment are 25-30 years.

       Expenditures for major property and equipment that have an economic useful life of at least one year are capitalized as individual assets and depreciated over their useful lives. Maintenance and repairs, including periodic maintenance and class surveys for FPSOs are expensed as incurred. Petrojarl capitalizes the applicable portion of interest costs to major capital projects. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.

       Management reviews long-lived assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the undiscounted future cash flows is less than the carrying amount of the asset or group of assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value of the asset or group of assets. Management assesses for possible impairment long-lived assets, such as floating production vessels and other property and equipment, upon the occurrence of a triggering event. Events that can trigger assessments for possible impairments include, but are not limited to: (a) significant decreases in the market value of an asset, (b) significant changes in the extent or manner of use of an asset, (c) a physical change in the asset, (d) a significant decrease in the price of oil and (e) a significant change in oil production for vessels on tariff based contracts.

       Estimating undiscounted future cash flows requires management to make judgments about long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts are uncertain as they require assumptions about demand for Petrojarl's products and services, future market conditions and future technological developments. Significant and unanticipated changes in these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.

       Management has not identified any impairment needs for individual assets in 2004 and 2005.

       Asset Retirement Obligations.

       Petrojarl implemented FASB Interpretation No. 47 "Accounting for Conditional Asset Retirement Obligations" ("FIN 47") as of December 31, 2005. FIN 47 is an interpretation of SFAS 143 "Accounting for Asset Retirement Obligations", which refers to legal obligations to perform asset retirement activities. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if timing and/or method of settlement is conditional on a future event that may not be within the control of the entity. The implementation of FIN 47 had no quantitative effect on Petrojarl.

        In accordance with Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), Petrojarl records the fair value of an asset retirement obligation as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is recorded, Petrojarl capitalizes the cost by increasing the carrying amount of the related properties, plant and equipment. Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Also, revisions to a previously recorded asset retirement obligation may result from changes in the assumptions used to estimate the cash flows required to settle the asset retirement obligation. The effect of such changes is recorded as an adjustment to the related asset.

       Deferred Tax Assets

       At December 31, 2005, Petrojarl had a total of $130 million of deferred tax assets (net of deferred tax liabilities) in Norway and the United Kingdom. Petrojarl has established valuation allowances for all of its deferred tax assets both at December 31, 2004 and 2005. A valuation allowance, by tax jurisdiction, is established when it is more likely than not that all or some portion of the deferred tax assets will not be realized. The valuation allowance is periodically adjusted based upon the available evidence.

       The estimates of projected near term future taxable income are based on a variety of factors and assumptions, many of which are subjective and are outside of management's control. Accordingly, these estimates could differ significantly from year to year, and Petrojarl might end up realizing deferred tax assets even though it has not been recognized on the balance sheet.

       When PGS adopted fresh-start reporting, effective November 1, 2003, it established valuation allowances for deferred tax assets. As and when such deferred tax assets for which a valuation allowance is established are realized in subsequent periods, the tax benefit is recorded as a reduction of the carrying value of long-term intangible assets existing at adoption of fresh-start accounting until the value of such assets is reduced to zero. Any recognition of fresh-start deferred tax assets after intangible assets are reduced to zero will be credited to shareholders' equity. In the Petrojarl Combined Financial Statements, the reduction of intangible assets as a result of such realization of deferred tax assets are recorded as an adjustment to shareholders' equity with an effect of $0.6 million for 2005 and $1.8 million for 2004.

       Seasonality

       Petrojarl generally experience some seasonal effects related to normal maintenance and refurbishment activities for its FPSO vessels that typically take place during the summer months, which typically increases operating expenses relating to repair and maintenance in the second or third quarter.

Impact of Foreign Currency Fluctuations

       Petrojarl conducts business mainly in U.S. dollars, British pounds and Norwegian kroner and is subject to foreign currency exchange rate risk on cash flows related to sales, expenses, financing and investing transactions in currencies other than the U.S. dollar.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004 AND 2005

Overview

       Petrojarl's results of operations for the years 2005 and 2004 are discussed below in a format that shows the primary components of and key drivers affecting its results of operations. Petrojarl generates revenues from contract production activities in the Norwegian and United Kingdom sectors of the North Sea.

       Revenues

       The table below presents Petrojarl's mix of revenues for each of the last two years by vessel.

                                                  Years Ended December 31,
                                                  ------------------------
                                                 2005                   2004
                                                 ----                   ----
                                                  (In thousands of dollars)

         Petrojarl I...........             $     53,394        $     61,303
         Petrojarl Foinaven....                   89,191              96,595
         Ramform Banff.........                   46,483              51,509
         Petrojarl Varg........                   89,920              87,133
         Other.................                    1,689               1,662
                                             -----------         -----------
         Total revenues........              $   280,677         $   298,202
                                             ===========         ===========

       Petrojarl's revenues for 2005 decreased $17.5 million (6%) as compared to 2004. Petrojarl I revenues declined by $7.9 million (13%) and Petrojarl Foinaven revenues declined by $7.4 million (8%) primarily due to natural field production declines. In addition, production from Petrojarl Foinaven was reduced by problems related to oil/water separation and related maintenance slowdown and shutdown. Revenues from Ramform Banff decreased by $5.0 million (10%), primarily due to a $3.7 million lump sum modification job for Canadian Natural Resources included in 2004 revenues, while production compensation has been realized at the minimum day rate both in 2004 and 2005. Production levels on Ramform Banff have been fairly consistent, just above 10,000 barrels per day, both in 2004 and 2005. Revenues from Petrojarl Varg increased by $2.8 million (3%), primarily due to increased production. Both 2004 and 2005 were negatively affected by damage to the main production riser on the Varg field that reduced production from November 5, 2004 until March 9, 2005. The compensation structure in the Petrojarl Varg production contract was amended, effective May 29, 2004, to a combination of a fixed day rate and a production tariff (as compared to the previous pure production tariff).

       Cost of Sales

       The main cost of sales components (excluding depreciation and amortization) within Petrojarl are salaries and social costs, charterhire and operation of shuttle and storage tankers, repair and maintenance and other costs and allocated onshore support. Each of these components constitutes between 20 - 30% of the total costs of sales.

       Total cost of sales for 2005, excluding depreciation and amortization, increased by $16.3 million (10%) in 2005 as compared to 2004. The primary reason for this increase was an increase in repair and maintenance costs, which increased by more than 30% from 2004. This increase was partly due to normal cost increases, partly due to an ongoing project of replacing mooring wires and anchor chains on Petrojarl Foinaven which constituted close to 40% of the cost increase. This project commenced in late 2004 and will be continued into 2006 and parts of 2007. Salaries and social costs increased by approximately 15% in 2005, due to a combination of increases in wages and a weakening of the U.S. dollar compared to Norwegian kroner and British pound. Because the Petrojarl Combined Financial Statements are prepared using the U.S. dollar and most of Petrojarl's payroll is denominated in Norwegian kroner and British pound, a weakened U.S. dollar increases the expenses related to salaries and social costs reported in U.S. dollar. Cost of charterhire and operation of the shuttle and storage tankers was reduced by more than 10% in 2005. This was caused partly by a renegotiated timecharter of the storage tanker on the Banff field, and because of the low U.S. dollar interest rate level in the beginning of the year, as the charterhire of shuttle tankers for the Foinaven field is linked to the LIBOR USD-interest rate. Other costs and allocated onshore support increased by slightly less than 10%, primarily due to a strengthening of Petrojarl's onshore support organization in addition to the effect of the weakened U.S. dollar.

       Depreciation and Amortization

       Depreciation and amortization ("D&A") expenses result primarily from the allocation of capitalized costs over the estimated useful lives of Petrojarl's FPSO vessels, leasehold improvements, buildings and other fixtures. D&A expenses also include the amortization of certain intangible assets recognized upon PGS' adoption of fresh-start reporting effective as of November 1, 2003. D&A for 2005 decreased by $0.5 million (1%) compared to 2004.

       In 2005 the net book value of intangible assets was reduced by $0.6 million as a result of the recognition of deferred tax assets, which had been offset by full valuation allowance when PGS adopted fresh-start reporting on November 1, 2003 (please see "Deferred Tax Assets" above). As such, this reduction is not a policy or judgment relating to the intangible assets, but an application of AICPA Statement of Opinion ("SOP") 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code", which requires realization of pre-restructuring tax assets to be recorded as a reduction of intangible assets recognized upon adoption of fresh-start reporting. Additional realization of such valuation allowance, and corresponding reduction of the net book value of intangible assets, may occur in future periods.

       Selling, General and Administrative Costs

       Selling, general and administrative costs increased $0.9 million in 2005 compared to 2004 to a total of $14.8 million (7%). The primary reason for the increase is an increase in the allocated corporate management fee from PGS, partly caused by the implementation of Peoplesoft accounting system in the Production Business in the beginning of 2005, in addition to higher corporate costs in the areas of internal audit, Sarbanes Oxley compliance, legal and tax services. Also, because Petrojarl incurs most of its selling, general and administrative costs in Norwegian kroner and British pounds, the weakening of the U.S. dollar against these currencies increased its reported cost.

       Other Operating (Income) Expense, Net

       Petrojarl recorded other operating income, net, of $5.6 million in 2005 compared to an expense of $2.0 million in 2004. This increase resulted from the release of liabilities related to Petrojarl's UK lease on Ramform Banff (as described in further detail in the section "Liquidity and Capital Resources-UK Leases" below) in 2005, while the cost in 2004 was mainly related to Petrojarl's share of the cost related to the 2002 PGS U.S. GAAP consolidated financial statements and the re-audit of PGS' financial statements for the year ended December 31, 2001.

       Interest Expense and Other Financial Items, Net

       As described in the "Basis of Presentation of Petrojarl's Combined Financial Statements" above, for the purpose of the Petrojarl Combined Financial Statements, it has been assumed that the relative enterprise value forming base for the demerger ratio was considered to be an objective basis for allocating net interest bearing debt at December 31, 2005 and actual interest expense incurred in the periods. The gross debt level derived from this methodology has been rolled backwards based on intercompany payments between PGS and Petrojarl in 2004 and 2005. Consequently, the amount of Petrojarl's interest bearing debt was estimated to $239.3 million at December 31, 2005 compared to the level of $325 million assumed upon consummation of the Demerger. The average interest rate based on external borrowings of PGS ASA has been calculated for 2004 and 2005 and these rates have been used in calculating interest expense in these combined financial statements.

       On this basis, interest expense for 2005 amounted to $23.5 million, a reduction of $5.6 million from 2004. The decrease reflects a significant reduction of interest-bearing debt from an average level of $307 million in 2004 to an average of $243 million in 2005. This is partially offset by an increase of the average interest rate from 9.48% to 9.66%. The new Petrojarl borrowings described under "Liquidity and Capital Resources - Liquidity General" below are expected to yield a significantly lower interest rate.

       Income from associated companies totaled $0.2 million in 2005 compared to $0.7 million in 2004.

       Other financial items, net, amounted to an expense of $2.4 million in 2005 compared to an expense of $7.5 million in 2004. The decrease of $5.1 million primarily relates to a foreign exchange loss of $1.0 million in 2005 compared to a loss of $5.7 million in 2004. In addition, 2004 included expenses related to the 2003 reorganization of PGS of $0.9 million, while Petrojarl had no such costs in 2005.

       In 2005, PGS completed a refinancing of a substantial portion of its long-term debt and credit facilities and in particular the notes it issued in connection with the 2003 Chapter 11 restructuring. In March 2005, PGS redeemed $175 million of the $250 million 8% Senior Notes due 2006 at 102% of par value. In November 2005, PGS redeemed the remaining $75 million of such notes at 101% of par value. In December 2005, PGS completed a tender offer and consent solicitation for the $746 million 10% Senior Notes due 2010. As a result, approximately $741.3 million aggregate principal amount of such notes were retired at a price of 113.64% of par value. The total cost of the refinancing, net of the aggregate amount of new debt incurred, was $107.3 million, including repayment premiums and expenses. This amount was charged to expense in 2005 and classified as debt redemption and refinancing cost. The debt redemption premium and refinancing costs in 2005 are allocated to Petrojarl based on the same principle as allocation of net interest bearing debt, resulting in a total cost of $29.0 million. Petrojarl did not incur any comparable costs for 2004.

       Income Tax Expense

       There were no income tax expense in 2004 or 2005. At December 31, 2005, Petrojarl had a total of $130 million of deferred tax assets (net of deferred tax liabilities) in Norway and the UK. At December 31, 2005 and 2004, Petrojarl established valuation allowances for all of these deferred tax assets.

       Operating Profit (Loss) and Net Income (Loss)

       Operating profit for 2005 was $43.1 million, compared to a profit of $69.8 million for 2004.

       Petrojarl reported net loss of $11.6 million for 2005, compared to a net profit of $33.6 million for 2004. As described above, net income for 2005 is significantly impacted by debt redemption and refinancing costs of $29.0 million.

       Outlook; Factors Affecting Petrojarl's Future Operating Results

       Petrojarl's future operating results will depend on numerous factors, including those described under "Part 1 -- Risk Factors" in this Information Statement. Factors that will impact Petrojarl's future operating results include, but are not limited to, the following:

     o the development of Petrojarl's main market drivers, which includes prices and price expectations for oil and natural gas. Such prices and price expectations affect the demand for exploration and production related services and the economics in developing and producing small and medium sized oil and natural gas fields;

     o Petrojarl's ability to optimize performance of its FPSO vessels and profitably expand its business, including:

          o    sustaining high regularity and uptime;

          o maximizing volumes and revenues under current contracts, including further extension of contract duration where appropriate; and

          o capturing new profitable contract opportunities and achieving timely redeployment of vessels on terms and at volumes reflecting their production capacities.

     o foreign currency exchange rate fluctuations between the U.S. dollar, Petrojarl's functional currency, and the Norwegian kroner or the British pound, which will generally have an impact on Petrojarl's operating profit because it has significant operating expenses in Norwegian kroner and British pounds;

     o the extent to which Petrojarl participates in strategic acquisitions or dispositions of assets or businesses or in one or more joint ventures involving such assets or businesses;

     o Petrojarl's ability to continue to develop or acquire competitive technological solutions; and

     o Level of required repair and maintenance expenditures on the existing vessels.

       The markets in which Petrojarl operates showed strong improvement in 2005. Oil prices remained at high levels, and oil companies increased their exploration and production (E&P) spending. E&P spending is expected to increase further in 2006 and, in the medium to long term, high oil price levels are expected to positively impact Petrojarl's core markets.

    Within the floating production market, increased focus on smaller fields and tail-end optimization forms a basis for growth in outsourcing where Petrojarl's floating production activity is well positioned with market leadership in the North Sea and the potential to grow in selected international markets.

       In 2006, Petrojarl expects the following factors to influence its performance:

     o    Revenues expected to be slightly lower than full year 2005; and

     o Operating expenses, including maintenance, are expected to be in line with 2005.

For a discussion regarding Petrojarl's expected capital expenditures in 2006, please see "-Liquidity and Capital Resources - Capital Requirements and Commitments" below.

LIQUIDITY AND CAPITAL RESOURCES

       Liquidity - General

       At the completion of the Demerger, Petrojarl is expected to repay the loan established in the Demerger amounting to $325 million. To finance this repayment Petrojarl has obtained a commitment from ING Bank N.V. for a five year Revoving Credit Facilty, or RCF, of $425 million, which the bank will seek to syndicate into the international bank market. The initial borrowing under the RCF is expected to be $325 million.

       Upon completion of the Demerger, Petrojarl will have an estimated cash balance of $50 million. This cash balance together with the available undrawn amount of $100 million expected to be available under the RCF is expected to be adequate to meet Petrojarl's working capital needs and liquidity needs for the remainder of 2006 and 2007. While management believes that Petrojarl has adequate sources of funds to meet its liquidity needs for the 2006-2007 period, Petrojarl's ability to meet its obligations in the longer term depends on future performance, which, in turn, is subject to many factors beyond its control. See "Part 1 - Risk Factors" in this Information Statement.

       Management is of the opinion that the $100 million undrawn amount expected to be available under the RCF together with the cash balance at completion gives a good basis as one source of capital for further growth.

       Sources of Liquidity - Capital Resources

       Petrojarl's internal sources of liquidity have been cash and cash equivalents, cash flow from operations and intra-group loans made available from PGS. Cash and cash equivalents (including restricted cash) totaled $15.5 million at December 31, 2005, compared to $6.7 million at December 31, 2004.

       Net cash provided by operating activities totaled $74.2 million in 2005, compared to $61.3 million in 2004.

       In the Petrojarl Comined Financial Statements, the interest bearing loan from PGS is $239 million December 31, 2005, while the gross debt per consummation of the Demerger is $325 million. The RCF is a five-year revolving credit facility with ING Bank N.V. with a total commitment of $425 million which is expected to decrease to $200 million over the five year term. The purpose of the RCF is to finance the Petrojarl group after the Demerger and for general corporate purposes. $325 million of the facility will be used to repay debt to PGS at completion of the demerger.

       Upon completion of the Demerger, Petrojarl will receive $46.5 million of cash from PGS adjusted for certain items as described in the Demerger Plan. Petrojarl is expected to have cash and cash equivalents (including restricted cash) of approximately $50 million and will have approximately $275 million of net interest-bearing debt immediately following consummation of the demerger.

       Net Cash Used in or Provided by Investing and Financing Activities

       Net cash used in investing activities was negligible, with $11,000 for 2005. In 2004, the comparable figure was $1.0 million. The reason for this low figure is that maintenance and replacement of components of Petrojarl's FPSO vessels is expensed as they are incurred and that none of the vessels were having yard stays or significant upgrades in the period.

       PGS uses a centralized approach to cash management and the financing of its operations. As a result, Petrojarl's operations have not had external financing. Cash and cash equivalents in the consolidated financial statement primarily represent cash held in a group account cash management system. Petrojarl's internal sources of liquidity are cash and cash equivalents and cash flow from operations.

       Petrojarl made repayment on intra group debt of $36.4 million and $62.3 million in 2005 and 2004, respectively. In 2005 Petrojarl was charged for $29.0 million of the PGS group's refinancing cost. At completion of the Demerger, Petrojarl expects to make a repayment of $325 million to PGS as described above.

       Capital Requirements and Commitments

       Petrojarl's capital requirements are affected primarily by results of operations and debt service requirements, lease obligations, working capital needs and outcome of significant contingencies. In the future the capital requirements could be significantly influenced by expansion of the FPSO fleet through conversion of tankers to FPSO.

       For 2006, Petrojarl expects capital expenditure on its existing vessels to continue at a low level because Petrojarl's FPSO vessels are not expected to have substantial replacement needs through 2006. In 2006, Petrojarl acquired the tanker Rita Knutsen to have available for conversion to an FPSO. The acquisition cost for the tanker of $35 million was paid in January and March 2006. The capital expenditure for a conversion into a FPSO will be substantially higher and will depend on the particular project.

       As of March 31, 2006, Petrojarl did not have any material commitments for future capital expenditures. Petrojarl intends to make maintenance and refurbishment expenditures as required so as to maintain the FPSO vessels in good working order. Petrojarl intends to make other capital expenditures as conditions dictate and financial resources permit. Finally, Petrojarl may also incur capital expenditure significantly above the amounts described above to pursue new business opportunities and or in relation to new or modified contracts.

       Long-Term Contractual Obligations

       The following table presents Petrojarl's long-term contractual obligations related to its loan and lease agreements and other long-term liabilities and related payments due in total and by period as of December 31, 2005:

                                                             Payments Due by Period
                                                             ----------------------
Contractual Obligations                Total       2006       2007-2008    2009-2010    Thereafter
-----------------------                -----       ----       ---------    ---------    ----------
                                                            (In million of dollars)
Long-term debt obligations (c)        $  325.0     $    --     $  12.5     $   90.0     $  222.5
Operating lease obligations (b)           72.1        20.2        29.8         16.7          5.4
Other long-term liabilities (a)           48.5         5.8        11.5          7.9         23.3
                                      --------     -------     -------     --------     --------
Total .........................       $  445.6     $  26.0     $  53.8     $  114.6     $  251.2
                                      --------     -------     -------     --------     --------

      (a) Excluding other long-term liabilities that are contingent and not determinable with respect to the timing of future payments (see the table below captioned "Other Long-Term Liabilities").
      (b) Included in the minimum lease commitment for FPSO shuttle and storage tankers as presented in the table above is charter hire for the six month cancellation period for a storage tanker operating on the Banff field in the North Sea. Petrojarl is required to charter the vessel for as long as the Ramform Banff produces the Banff field, which could extend to 2014 depending on the customer/field operator. The maximum payment for the charter through 2014 is $97.8 million.
      (c)  This is based on the expected drawdown and maturity of the RCF, which is different from the long-term debt in the Combined Financial
           Statements of $239 million.

The table is provided to illustrate the expected timing of future payments related to other long term liabilities reported in Petrojarl's consolidated balance sheet as of December 31, 2005. Determining the expected future cash flow presented in the table requires management to make estimates and assumptions since the timing of any payments related to these long-term liabilities generally is not fixed and determinable but rather depends on future events. Management believes that its estimates and assumptions are reasonable, but actual results may vary from what it has estimated or assumed. As a result, reported liabilities and expenses of Petrojarl could be materially affected if the assumptions and estimates were changed significantly.

                                                        Payments Due by Peroid                            Not deter-
Other Long-Term Liabilities                  Total       2006     2007-2008     2009-2010     Thereafter    minable
                                           ------     -------     ---------     ---------     ----------  ----------
                                                                   (In millions of dollars)
Other long-term liabilities:
Pension liability (a) ....................     5,6        0,4           0,8           0,8            3,6         --
Asset removal obligation (b) .............    19,7         --            --            --           19,7         --
Accrued liabilities related to
Petrojarl's UK leases:
 - related to interest rate differential..    23,2        5,4          10,7           7,1             --         --
 - related to tax indemnifications .......    12,7         --            --            --             --       12,7
Other ....................................     0,6         --            --            --             --        0,6
                                           =======    =======       =======       =======        =======    =======
Total ....................................    61,8        5,8          11,5           7,9           23,3       13,3
                                           =======    =======       =======       =======        =======    =======

(a) Petrojarl has projected benefit plan liabilities in Norway. Pension liability represents the aggregate shortfall of pension plan assets compared to projected benefit obligations for Petrojarl's plans, as recognized on the combined balance sheet. Petrojarl will pay this obligation over time, in accordance with the funding requirements of the life insurance companies through which Petrojarl funds its plans in Norway. Such requirements are subject to change over time, but Petrojarl expects these payments to be made over several years.
(b) Asset removal obligation as of December 31, 2005 relates to the Ramform Banff operations.

The estimated net present value of future payments related to interest rate differential on Petrojarl's UK leases as of December 31, 2005 is $31.8 million based on forward interest rate curves, which is $8.6 million higher than the amount included in accrued liabilities from fresh-start reporting. Payments through the year 2008 reflect estimated total payment based on forward interest rate curves as of December 31, 2005. The amount presented for 2009-2010 is the residual amount.

       UK Leases

       PGS entered into capital leases from 1996 to 1998 relating to the FPSO Petrojarl Foinaven and the production equipment for the Ramform Banff. The terms for the leases range from 13-15 years. Petrojarl has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities and for variations in actual interest rates from those assumed in the leases. There are no limits on either of these indemnities.

       The lessors claim tax depreciation (capital allowances) on the capital expenditures that were incurred for the acquisition of the leased assets. Although the UK Inland Revenue generally deferred for a period of time agreeing to the capital allowances claimed under such leases pending the outcome of a legal proceeding in which the Inland Revenue was challenging capital allowances associated with a defeased lease, in November 2004, the highest UK court of appeal ruled in favor of the taxpayer and rejected the position of the Inland Revenue. In connection with the adoption of fresh-start reporting by PGS on November 1, 2003 and before the November 2004 ruling, PGS recorded a liability of (pound)10.4 million (approximately $17.5 million). Petrojarl will release applicable portions of this liability if and when the UK Inland Revenue accepts the lessors' claims for capital allowances under each lease. In 2005 Petrojarl released (pound)3.1 million (approximately $5.6 million based on then current exchange rates) of the liability related to the Ramform Banff lease.

       The remaining accrued liability at December 31, 2005 of (pound)7.3 million (approximately $12.7 million based on current exchange rates) relates to the Petrojarl Foinaven lease where the UK Inland Revenue has raised a separate issue about the accelerated rate at which tax depreciation is available. If the UK Inland Revenue were successful in challenging that rate, the lessor would be liable for increased taxes on Petrojarl Foinaven in early periods (and decreased taxes in later years), and Petrojarl's rent payable would increase. How much the rentals could increase depends primarily on how much of the asset will be subject to a different depreciation rate. Management currently believes that (pound)60 million to (pound)70 million (approximately $104 million to $121 million based on current exchange rates) represents a worst case scenario for this liability. As part of the Demerger Plan PGS has agreed to cover 50% of any payment in excess of (pound)13 million related to this liability.

       The leases are legally defeased because Petrojarl has made payments to independent third-party banks in consideration for which these banks have assumed liability to the lessors equal to basic rentals and termination sum obligations. The defeased rental payments are based on assumed Sterling LIBOR rates of 8% per annum. If actual interest rates are greater than the assumed interest rates, Petrojarl receives rental rebates. Conversely, if actual interest rates are less than the assumed interest rates, Petrojarl pays rentals in excess of the defeased rental payments. Over the last several years, the actual interest rates have been below the assumed interest rates. Effective November 1, 2003, PGS adopted fresh-start reporting, and recorded a liability equal to the fair value of the future additional required rental payments based on forward market rates for Sterling LIBOR and an 8% discount rate. This liability, which is amortized based on future rental payments, amounted to (pound)15.2 million (approximately $29.3 million based on current exchange rates) at December 31, 2004 and (pound)13.4 million (approximately $23.2 million based on current exchange rates) at December 31, 2005.

       Currently, interest rates are below the assumed interest rates. Based on forward market rates for Sterling LIBOR, the net present value, using an 8% discount rate, of the additional required rental payments aggregated (pound)18.4 million (approximately $31.8 million based on current exchange rates) as of December 31, 2005. Of this amount, (pound)0.3 million (approximately $0.5 million based on current exchange rates) was accrued at December 31, 2005, in addition to the remaining fresh-start liability as described above.

       Additional required rental payments were $4.9 million and $5.0 million, respectively, for each of the years ended December 31, 2005 and 2004.

International Financial Reporting Standards (IFRS, as adopted by EU)

       Once listed on the OSE, Petrojarl will be required to prepare its financial statements in accordance with IFRS. Petrojarl is currently preparing for the adoption of IFRS and expects to be in a position to begin reporting its results under IFRS when the Petrojarl Shares become listed on the OSE. The Petrojarl Combined Financial Statements included in this Information Statement are prepared in accordance with U.S. GAAP because it is the basis on which PGS prepared its accounts.

       Transition to IFRS is regulated by IFRS 1, "First Time Adoption of IFRS". In principle IFRS 1 requires a first-time adopter like Petrojarl to use the same accounting principles in its opening IFRS balance sheet and all periods presented in its first IFRS financial statements. However, this principle is somewhat modified due to the fact that IFRS 1 allows, and in some cases requires, Petrojarl to take into account a number of exemptions from some IFRS principles, and exceptions to retrospective application of others. Since Petrojarl has not implemented IFRS yet it is not possible to estimate transitional effects.

       Implementation of IFRS will result in differences from the Petrojarl Combined Financial Statements presented herein, and these differences could be material. See "Risk Factors--Risks Related to Financial Reporting
Matters--Petrojarl intends to apply new
accounting standards for subsequent fiscal periods that may materially change its financial reporting."

                 MANAGEMENT OF PETROJARL FOLLOWING THE DEMERGER

Board of Directors

       Petrojarl's current Board of Directors, which consists of three Directors from the present Board of Directors of PGS, has been elected as an interim board. The current board members are listed below:

     o    Keith Henry, Chairperson

     o    Claire Spottiswoode

     o    Rolf Erik Rolfsen

       Petrojarl's Articles of Association require that Petrojarl's Board of Directors consist of a minimum of three and a maximum of five members. The shareholder-elected members of Petrojarl's Board of Directors will be elected at the general meeting. Members of Petrojarl's Board of Directors serve two-year terms. Petrojarl's Articles of Association will be amended to permit the election of two employee representatives to the Board.

       Following the Demerger, the new Petrojarl Board of Directors will consist of seven members, of whom five members shall be elected with effect from consummation of the Demerger by PGS as the sole shareholder of Petrojarl, and two members shall be elected by the employees. Petrojarl's executive management will not be represented on Petrojarl's Board of Directors. The two employee-elected directors are expected to be elected by and among the employees of the Petrojarl Companies after the Completion Date.

Audit and Compensation Committees

       After consummation of the Demerger, Petrojarl's new Board of Directors will determine whether to establish an audit and/or compensation committee of the Board of Directors of Petrojarl. If it is determined that such committees shall be established, the new Board of Directors will designate the directors to serve on such committees.

The President and Chief Executive Officer and Senior Management as of December 31, 2005

                                                                                     Place of        Term of
 Name:                            Position:                                 Age      Residence       Office
-------------------------------------------------------------------------------------------------------------------
 Espen Klitzing                   President and CEO                         42       Norway          2005
 Helge Krafft                     Executive Vice President                  63       Norway          1998
 Rolf Borresen                    Senior Vice President, Engineering        60       Norway          1998
 Terje Ruud                       Vice President, Finance & Control         43       Norway          2005
 Sverre W. Stenvaag               Vice President, Operations                51       Norway          2005

       Espen Klitzing
       President

       Mr. Klitzing joined PGS in May 2005 as senior vice president of business development and support. From November 2005 Mr. Klitzing has served as president for the Petrojarl Companies. From January to April 2005, Mr. Klitzing was a special advisor to the private investment company Kistefos. From 1999 to 2004, Mr. Klitzing was CEO of Storebrand Livsforsikring (Life Insurance), a company with a premium income of NOK 9.7 billion and

675 employees. Prior to joining Storebrand, Mr. Klitzing held positions with the consulting firm McKinsey & Company Inc. Mr. Klitzing also has served on numerous boards of directors. Mr. Klitzing has a degree in business administration from the Norwegian School of Economics and Business Administration.

       Helge Krafft
       Executive Vice President

       Helge Krafft has been with the Petrojarl Companies and the former Golar-Nor Offshore for approximately 25 years, interrupted only by a period as Chief Executive of Smedvig Limited from 1987 to 1989 and as Senior VP of Ross Offshore from 1990 to 1994. Mr. Krafft's career started at Det Norske Veritas
(DNV) in 1967, immediately after having earned his M.Sc. in Naval Architecture and Marine Engineering at The Norwegian Institute of Technology in Trondheim. At DNV, Mr. Krafft worked in the Hull, Research and Machinery Department in Oslo, and later as Ship and Engineer Surveyor both in Genova, Italy, and in Oslo. In 1973, Mr. Krafft joined Det Nordenfjeldske Dampskibsselskab and initiated the establishment of Golar-Nor Offshore in 1974.

       Rolf Borresen
       Senior Vice President, Engineering

       Rolf B0rresen holds a Ph.D. in the field of hydrodynamics (1984) and an M.Sc. in Naval Architecture (1971) from The Norwegian Institute of Technology
(NTH) in Trondheim, as well as an M.Sc. in Naval Hydrodynamics from The University of California (1974). Dr. B0rresen has been working in the field of engineering for over 30 years. Dr. B0rresen arrived at Golar-Nor Production/Offshore AS in 1984, where he held the position of Engineering Manager. One year later, Dr. B0rresen was appointed Vice President of Engineering and is currently Senior Vice President of Engineering. Dr. B0rresen started his career at the Norwegian Ship Research Institute in Trondheim, where he worked from 1974 until 1983 as Research Engineer, at which time he accepted the position of Chief Research Engineer at the Ship and Ocean Laboratory in Trondheim.

       Terje Ruud
       Vice President, Finance & Control

       Terje Ruud joined the Petrojarl Companies in March 2005. Prior to such time, Mr. Ruud was on Management for Hire as Financial Director of Ofotens og Vesteraalens Dampskibsselskab ASA (OVDS) for 1 1/2 years. During this time, Mr. Ruud was also Acting Managing Director for a short period. Mr. Ruud holds a degree in Business Economics from the Norwegian School of Management (BI) from 1987 and has an MBA from the Norwegian School of Economics and Business Administration subsequent to having qualified as State Authorized Public Accountant (Norway) in 1995. Mr. Ruud was employed by Deloitte from 1987 to 2003, where he gained extensive auditing and consulting (risk mangement) experience.

       Sverre W. Stenvaag
       Vice President, Operations

       Sverre Stenvaag joined the Petrojarl Companies in the fall of 2005 in the position of Vice President of Operations in the Norwegian Sector. Mr. Stenvaag brought with him extensive experience in offshore operations from the oil companies Elf and Shell. Mr.

Stenvaag has been directly involved in the development of the Ormen Lange and Draugen fields, in the former as Shell's Operations Manager since 2003. Mr. Stenvaag has held a number of positions in Shell, among others that of Operations Superintendent and Manager for Offshore Installations. Mr. Stenvaag worked for Elf from 1981 until 1990 during which time he held various positions in both the Heimdal and Frigg fields, among others, Production Superintendent for Frigg. Mr. Stenvaag holds an M.Sc. in Petroleum Engineering from the Norwegian Institute of Technology in Trondheim.

Compensation to Petrojarl's Board of Directors and Management

       Members of Petrojarl's interim Board of Directors will not receive any remuneration in their capacity as such.

       After consummation of the Demerger, remuneration of Petrojarl's new Board of Directors will be determined at Petrojarl's annual general meeting.

                                                                         Year Ended December 31, 2005
                                                                        ------------------------------
                                                                         Fixed Salary
                                                                          and Other        Paid Bonus
Name:       Position:                                                    Compensation         (a)
-----       ---------                                                   ------------------------------
                                                                                  (In dollars)
Espen Klitzing.......   President - Production, from November 2005....       54,597              --
Sverre Skogen........   President - Production, through October 2005....    189,731          72,751

a) 2004 bonus paid during 2005, including share purchase bonus.

       For 2005, PGS' Board of Directors established a performance bonus incentive plan for the executive officers similar to that for the chief executive officer of PGS. Under the plan, executive officers listed above who were employed by PGS during 2005 and remained employed as of December 2005 were entitled to a cash bonus of up to 40% of annual base salary and a share purchase bonus of up to 20% of annual base salary. Within these limits, bonuses were finally determined on the basis of achievement of financial and non-financial performance targets. Any amounts received as a share purchase bonus, on a net basis (after withholding tax), must be used to buy shares of PGS at prevailing market prices and held for a minimum of three years. The Board determined that the bonus under the scheme for Espen Klitzing for 2005 would be $93,141 which was accrued at December 31, 2005.

       For the year ended December 31, 2005, PGS also had a cash bonus and share purchase bonus plan for another group of approximately 40 key employees in Petrojarl that is similar to the plan described above for PGS executive officers, except that the bonus amounts and percentages for each employee are generally smaller. PGS has established bonus plans for 2006 with the same principles as the 2005 bonus plans, covering approximately 40 key employees in Petrojarl. PGS currently is not authorized to issue any stock options or other stock-based awards under any stock option plan or similar plan or arrangement for involving employees in the capital of PGS.

Share Ownership of the Members of the Board, the Chief Executive Officer and Senior Management

       As of the date of this Information Statement, none of the members of Petrojarl's Board of Directors, nor the President and Chief Executive Officer or other key executive officers of Petrojarl, owns Petrojarl Shares. Based on their ownership of PGS Shares, on the Completion Date of the Demerger, the President and Chief Executive Officer and other senior management will own the following number of Petrojarl Shares (assuming their shareholding in PGS remains the same until the Completion Date):

Name:                                                 Shares
-----                                                 ------
Espen Klitzing                                         1,064
Helge Krafft                                           1,047
Rolf Borresen                                            407
Terje Ruud                                               102
Sverre W. Stenvaag                                        80
Name:                                                 Shares
-----                                                 ------
Keith Henry                                                0
Clair Spottiswoode                                         0
Rolf Erik Rolfsen                                          0

Related Party Transactions

       As of March 31, 2006, the Chairperson of the Board of Directors of PGS, Jens Ulltveit-Moe, through Umoe Industri AS and Agra AS, controlled a total of 3,087,332 PGS Shares, or 5.1% of PGS' outstanding shares. Jens Ulltveit-Moe also has a majority ownership interest in Knutsen OAS Shipping AS ("Knutsen"). Knutsen is chartering the MT Nordic Svenita from Petrojarl on a time charter contract and paid $10.0 million and $10.3 million to Petrojarl under this contract in 2005 and 2004, respectively. Petrojarl charters the vessel from an independent third party. The vessel was chartered by Petrojarl to provide shuttle services for the Banff field, but in 2001 was chartered to Knutsen on terms approximating Petrojarl' terms under the third-party lease, due to low production on the Banff field. In addition, Petrojarl has a contract of affreightment with Knutsen for transporting crude oil relating to the Banff field and paid $1.2 million and $0.7 million to Knutsen under this contract in 2005 and 2004, respectively. Mr. Ulltveit-Moe was also the Chairman of Unitor ASA until August 2005, a company that from time to time provides Petrojarl with equipment for its vessels.

       In January 2006, Petrojarl entered into an agreement to purchase the shuttle tanker MT Rita Knutsen for $35 million from Knutsen OAS Shipping AS and the transaction was completed March 9, 2006. The vessel is considered as a possible FPSO solution for several upcoming projects, and a conversion is intended to begin when a firm contract for the ship is secured in the market. The vessel will be operated by Knutsen on a bareboat charter agreement until a decision to start conversion is made. Jens Ulltveit-Moe recused himself from the Board discussions relating to this transaction.

Principal Accountant

       Petrojarl's auditor will be Ernst & Young AS, which is the current auditor of PGS.

            DESCRIPTION OF THE SHARES AND SHARE CAPITAL OF PETROJARL
                             FOLLOWING THE DEMERGER

       The following is a summary of material information relating to Petrojarl's share capital after the Demerger, including summaries of certain provisions of Petrojarl's Articles of Association and applicable Norwegian law in effect as of the date of this Information Statement, including the Norwegian Public Limited Companies Act. The summary does not purport to be complete and is qualified in its entirety by Petrojarl's Articles of Association and Norwegian law.

       Petrojarl is a public limited company organized under the laws of Norway with its registered office at Beddingen 16, 7014 Trondheim, Norway. Petrojarl was incorporated on March 2, 2006, and registered with the Register on March 16, 2006 with registration number 989 600 699.

Stock Exchange Listing and American Depositary Receipts

       After the Demerger, the Petrojarl Shares will be listed on the OSE. Petrojarl has not applied for listing on any other stock exchange. Petrojarl intends to set up a sponsored Level I ADR facility. An ADR is the physical certificate that evidences any number of ADSs. Each ADS will represent rights attributable to one Petrojarl Share. The ADSs will not be listed anywhere at the time of consummation of the Demerger.

Share Capital

       At the Completion Date, Petrojarl will have a share capital of NOK 149,999,980, divided into 74,999,990 shares, each with a par value of NOK 2.00 per share.

       There are as of the date of this Information Statement no outstanding options, warrants, convertible loans or other instruments which would entitle the holder of any such securities to require that Petrojarl issue any Petrojarl Shares.

Authorizations to the Board

       Petrojarl's Board of Directors has proposed for the Extraordinary General Meeting to be held on April 28, 2006 to grant the Board of Directors the authorization to increase the share capital of Petrojarl. The proposed resolution is as follows:

     1. The Board of Directors is given the authority to increase the share capital of the Company by up to NOK 2,999,998 in one or several share capital increases. Full utilization of the proxy constitutes an increase of 10% of the registered share capital.
     2.   The authorisation shall expire on April 28, 2008.
     3. The existing shareholders' right of first refusal to subscribe new shares can be set aside.
     4. The authorisation includes an increase in the share capital against consideration other than cash and a right to incur special obligations for the company according to Section 10-2 of the Public Limited Companies Act.
     5. The authorisation includes any resolution to merge the company pursuant to Section 13-5 of the Public Limited Companies Act, and any resolution to issue shares in connection with a possible take over situation, cf. section 4-17 second paragraph of the Securities Trading Act.

       Further, the Board of Directors has proposed to the Extraordinary General Meeting to give the Board of Directors the authorization to acquire the Petrojarl's own shares. The proposed resolution is as follows:

     1. The Board of Directors is authorized to on behalf of the Company acquire 1,499,999 of the Company's own shares with aggregate par value of up to NOK 2,999,998, which represents 10% of the share capital.
     2. The price to be paid per share shall be maximum NOK 100 and minimum NOK 2.00.
     3. The acquisition and sale of the Company's own shares may take place in such manner as deemed appropriate by the Board of Directors, and may be done both by an offer to all shareholders or by negotiations with one or more shareholders.
     4. The authorization shall be valid for 18 months from the date this resolution is passed.

Limitations on the Right to Own and Transfer Shares

       There are no restrictions affecting the right of Norwegian or non-Norwegian residents or citizens to own Petrojarl Shares.

       Petrojarl's Articles of Association do not contain any provisions restricting the transferability of shares.

Voting Rights

       All of the Petrojarl Shares have an equal right to vote at general meetings. An owner with shares registered through a custodian approved pursuant to Section 4-10 of the Norwegian Public Limited Companies Act has voting rights equivalent to the number of shares which are covered by the custodian arrangement provided that the owner of the shares within two working days before the general meeting provides Petrojarl with his name and address together with a confirmation from the custodian to the effect that he is the beneficial owner of the shares held in custody and Petrojarl's Board of Directors does not disapprove the beneficial ownership after receipt of notification.

       In general, decisions that shareholders are entitled to make under Norwegian law or Petrojarl's Articles of Association may be made by a simple majority of the votes cast. In the case of elections, the persons who obtain the most votes cast are elected. However, certain decisions, including resolutions to authorize an increase or reduction in Petrojarl's share capital, to waive preferential rights in connection with any share issue, to approve a merger or demerger and to amend Petrojarl's Articles of Association, must receive the approval of at least two-thirds of the aggregate number of votes cast at the general meeting at which any such action is before the shareholders for approval. There are no quorum requirements at general meetings.

General Meetings

       In accordance with Norwegian law, the annual general meeting of Petrojarl's shareholders is required to be held each year on or prior to June
30. Norwegian law requires
that written notice of general meetings be sent to all shareholders whose addresses are known at least two weeks prior to the date of the meeting. A shareholder may vote at the general meeting either in person or by proxy. Although Norwegian law does not require Petrojarl to send proxy forms to Petrojarl's shareholders for general meetings, Petrojarl plans to include a proxy form with notices of general meetings. In addition to the annual general meeting, extraordinary general meetings of shareholders may be held if deemed necessary by the Petrojarl Board of Directors. An extraordinary general meeting must also be convened for the consideration of specific matters at the written request of Petrojarl's auditors or shareholders representing a total of at least 5% of the share capital.

The VPS System and Transfer of Shares

       The VPS System is Norway's paperless centralized securities registry. The VPS System is owned by a public company and operates under a license from the Ministry of Finance. The ownership of, and all transactions relating to, Norwegian listed shares must be recorded in a licensed securities registry. Petrojarl's share register is operated through the VPS System.

       All transactions relating to securities registered with the VPS System are made through computerized book entries. No physical share certificates are or can be issued. The VPS System confirms each entry by sending a transcript to the registered shareholder, regardless of beneficial ownership. To effect these entries, the individual shareholder must establish a securities' account with a Norwegian account agent unless the individual's shares are registered in the name of a nominee, for instance the Petrojarl ADR Depositary. Norwegian banks, the Central Bank of Norway, authorized investment firms in Norway, bond-issuing mortgage companies, management companies for securities funds (insofar as units in securities funds they manage are concerned), and Norwegian branches of credit institutions established within the European Economic Area ("EEA") are allowed to act as account agents.

       The entry of a transaction in the VPS System is prima facie evidence in determining the legal rights of parties as against the issuing company or a third party claiming an interest in the subject security. The VPS System is strictly liable for any loss resulting from an error in connection with registering, altering or canceling a right, except in the event of contributory negligence, in which event compensation owed by the VPS System may be reduced or withdrawn. A transferee or assignee of shares may not exercise the rights of a shareholder with respect to his or her shares unless that transferee or assignee has registered his or her shareholding or has reported and shown evidence of such share acquisition and the acquisition of such shares is not prevented by law, Petrojarl's Articles of Association or otherwise.

Amendments to Petrojarl's Articles of Association, including Variation of Rights

       The affirmative vote of two-thirds of the votes cast at a general meeting is required to amend Petrojarl's Articles of Association. Any amendment which would reduce any shareholder's right in respect of dividend payments or other rights to Petrojarl's assets, or restrict the transferability of shares, requires the affirmative vote of at least 90% of the votes cast at the general meeting. Certain types of changes in the rights of Petrojarl's shareholders require the consent of all affected shareholders as well as the vote normally required to amend Petrojarl's Articles of Association.

Additional Issuances and Preferential Rights

       If Petrojarl issues any new shares, including bonus share issues, Petrojarl's Articles of Association must be amended, which requires the same vote as other amendments to Petrojarl's Articles of Association. In addition, under Norwegian law, Petrojarl's shareholders have a preferential right to subscribe to issues of new shares by Petrojarl. The preferential rights to subscribe to an issue may be waived by a resolution in a general meeting passed by the same vote required to approve amendments to Petrojarl's Articles of Association.

       The general meeting may, with a vote as described above, authorize the Board of Directors to issue new shares, and to waive the preferential rights of shareholders in connection with such issuances. Such authorization may be effective for a maximum of two years, and the par value of the shares to be issued may not exceed 50% of the registered nominal share capital when the authorization was granted.

       The issuance of Petrojarl Shares to holders of Petrojarl Shares or Petrojarl ADSs who are citizens or residents of the United States upon the exercise of preferential rights may require Petrojarl to file a registration statement in the United States under U.S. securities laws. If Petrojarl decides not to file a registration statement, these holders may not be able to exercise their preferential rights.

       Under Norwegian law, bonus shares may be issued, subject to shareholder approval, by transfer from Petrojarl's distributable equity or from Petrojarl's share premium reserve. Any bonus issues may be effected either by issuing shares or by increasing the par value of the shares outstanding.

Minority Rights

       Norwegian law contains a number of protections for minority shareholders against oppression by the majority, including but not limited to those described in this and preceding paragraphs. Any shareholder may petition the courts to have a decision of the Petrojarl Board of Directors or general meeting declared invalid on the grounds that it unreasonably favors certain shareholders or third parties to the detriment of other shareholders or the company itself. In certain circumstances shareholders may require the courts to dissolve the company as a result of such decisions. Minority shareholders holding 5% or more of Petrojarl's share capital have a right to demand in writing that Petrojarl hold an extraordinary general meeting to discuss or resolve specific matters. In addition, any shareholder may in writing demand that Petrojarl place an item on the agenda for any shareholders' meeting if Petrojarl is notified in time for such item to be included in the notice of the meeting. If the notice has been issued when such a written demand is presented, a renewed notice must be issued if at least two weeks remain before the shareholders' meeting is to be held.

Mandatory Bid Requirement

       Norwegian law requires any person, entity or group acting in concert that acquires more than 40% of the voting rights of a Norwegian company listed on the OSE to make an unconditional general offer to acquire the whole of the outstanding share capital of that company. The offer is subject to approval by the OSE before submission of the offer to the shareholders. The offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. The offering price per share must be at least as high as the highest price paid by the offeror in the six-month period prior to the date the 40% threshold was exceeded, but equal to the market price if it is clear that the market price was higher when the 40% threshold was exceeded. A shareholder who fails to make the required offer must, within four weeks, dispose of sufficient shares so that the obligation ceases to apply. Otherwise, the OSE may cause the shares exceeding the 40% limit to be sold by public auction. A shareholder who fails to make such bid cannot, as long as the mandatory bid requirement remains in force, vote the portion of his shares that exceed the 40% limit or exercise any rights of share ownership in respect of such shares, unless a majority of the remaining shareholders approve. However, such shareholder retains the right to receive dividends and preferential rights in the event of a share capital increase. In addition, the OSE may impose a daily fine upon a shareholder who fails to make the required offer. There are currently proposals existing to reduce the threshold from 40% to 1/3, but it is not certain that such proposals will be approved by the Norwegian Parliament, and if so approved, when the reduced threshold will come into force.

       An ADR depositary that has qualified and been recognized as a custodian of the shares in Norway is exempt from the mandatory bid requirement.

Disclosure of Acquisitions and Disposals

       A person, entity or group acting in concert that acquires or disposes of shares, options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate, reaching, exceeding or falling below the respective thresholds of 1/20, 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 of the share capital has an obligation under Norwegian law to notify the OSE immediately. A corresponding disclosure obligation applies with respect to any holder of ADSs who is entitled, upon surrender of the ADSs, to acquire, directly or indirectly, the beneficial ownership of a number of shares that, together with any other shares, additional ADSs representing shares or options to acquire shares held by such holder, in the aggregate, meets, exceeds or falls below these thresholds.

       An ADR depositary that has qualified and been recognized as a custodian of the shares in Norway is exempt from the disclosure obligation.

Compulsory Acquisition

       A shareholder who, directly or via subsidiaries, acquires shares representing more than 90% of the total number of issued shares as well as more than 90% of the total voting rights of a company has the right (and each remaining minority shareholder of that company would have the right to require the majority shareholder) to effect a compulsory acquisition for cash of any shares not already owned by the majority shareholder. A compulsory acquisition has the effect of the majority shareholder becoming the owner of the shares of the minority shareholders with immediate effect.

       A majority shareholder who effects a compulsory acquisition is required to offer the minority shareholders a specific price per share and to pay the consideration offered to a separate bank account for the benefit of the minority shareholders. The determination of the offer price is at the discretion of the majority shareholder. Should any minority shareholder not accept the offered price, such minority shareholder may, within a specified period of not less than two months, request that the price be set by the Norwegian courts. The cost of such court procedure would normally be charged to the account of the majority shareholder, and the courts would have full discretion in determining the consideration due to the minority shareholder as a result of the compulsory acquisition.

Rights of Redemption and Repurchase of Shares

       Petrojarl will not issue redeemable shares. The share capital may be reduced by reducing the par value of the shares or by cancelling issued shares. Such a decision requires the approval of two-thirds of the votes cast at a general meeting. Redemption of individual shares requires the consent of the holders of the shares to be redeemed.

       A Norwegian company may purchase its own shares if an authorization for the board of directors of the company to do so has been given by a general meeting with the approval of at least two-thirds of the aggregate number of votes cast at the meeting. The aggregate par value of treasury shares so acquired and held by the company must not exceed 10% of the company's share capital, and treasury shares may only be acquired if the company's distributable equity, according to the latest adopted balance sheet, exceeds the consideration to be paid for the shares. The authorization by the general meeting cannot be given for a period exceeding 18 months. As noted above, the Board of Directors of Petrojarl has proposed that the general meeting to be held on April 28, 2006 grants the Board of Directors such an authorization.

Shareholder Vote on Certain Reorganizations

       A decision to merge with another company or to demerge requires a resolution of Petrojarl's shareholders at a general meeting passed by two-thirds of the aggregate votes cast at the general meeting. A merger plan or demerger plan signed by Petrojarl's Board of Directors along with certain other required documentation, would have to be sent to all shareholders at least one month prior to the shareholders' meeting. Any agreement by which Petrojarl would acquire assets or services from a shareholder or an affiliate of a shareholder against a consideration exceeding the equivalent of 5% of Petrojarl's share capital must be approved by the general meeting. This does not apply to acquisitions of listed securities at market prices or to agreements in the ordinary course of business entered into on normal commercial terms.

Liability of Directors

       Petrojarl's Board of Directors owe a fiduciary duty to the company and its shareholders. Such fiduciary duty requires that the board members act in Petrojarl's best interests when exercising their functions and exercise a general duty of loyalty and care towards Petrojarl. Their principal task is to safeguard the interests of the company.

       Members of Petrojarl's Board of Directors may each be held liable for any damage they negligently or willfully cause Petrojarl. Norwegian law permits the general meeting to exempt any such person from liability, but the exemption is not binding if substantially correct and complete information was not provided at the general meeting when the decision was taken. If a resolution to grant such exemption from liability or not to pursue claims against such a person has been passed by a general meeting with a smaller majority than that required to amend Petrojarl's Articles of Association, shareholders representing more than 10% of the share capital or, if there are more than 100 shareholders, more than 10% of the shareholders may pursue the claim on Petrojarl's behalf and in Petrojarl's name. The cost of any such action is not Petrojarl's responsibility, but can be recovered from any proceeds Petrojarl receives as a result of the action. If the decision to grant an exemption from liability or not to pursue claims is made by such a majority as is necessary to amend the Articles of Association, the minority shareholders cannot pursue the claim in Petrojarl's name.

Distribution of Assets on Liquidation

       Under Norwegian law, a company may be wound-up by a resolution of the company's shareholders in a general meeting passed by two-thirds of the aggregate votes cast at the meeting. The shares rank equally in the event of a return on capital by the company upon a winding-up or otherwise.

Summary of Petrojarl's Articles of Association that will be in effect after consummation of the Demerger

       Name of the company - Petrojarl's registered name is Petrojarl ASA. Petrojarl is a Norwegian public limited liability company.

       Registered office - Petrojarl's registered office is in Trondheim, Norway.

       Business of the company - Petrojarl is engaged in all activities relating to the ownership and operation of FPSO vessels, including providing services to and participating and investing in energy-related businesses.

       Share capital - Petrojarl's share capital will be NOK 149,999,980 divided into 74,999,990 shares.

       Nominal value of shares - The par value of each share will be NOK 2.00.

       Board of directors - Petrojarl's Articles of Association provide that Petrojarl's Board of Directors shall be composed of a minimum of three and a maximum of five shareholder appointed directors and two directors appointed by and among the employees of the Petrojarl Companies.

       Annual general meeting - Petrojarl's annual general meeting will be held no later than June 30 each year upon at least two weeks' written notice. The ordinary general meeting shall consider and resolve:
1.   Approval  of  the  annual  accounts  and  annual  reports,   including  the
     distribution of dividends.
2. Other matters which according to applicable law or the Articles of Association are the responsibility of the general meeting.

Exchange Controls and Other Limitation Affecting Shareholders of a Norwegian Company

       Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. This means that non-Norwegian resident shareholders may receive dividend payments without a Norwegian exchange control consent as long as the payment is made through a licensed bank.

                                    TAXATION

Taxation of Shareholders tax resident in Norway

       The summary is of a general nature, and investors who wish to clarify their own tax situation should consult with and rely upon their own tax advisers.

       The statements herein regarding taxation are based on the tax laws in force in Norway as of the date of this Information Statement and are subject to any changes in law occurring after such date. Such changes could be made on a retrospective basis.

       The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, own or dispose of the Shares. Shareholders are advised to consult their own tax advisors concerning the overall tax consequences of their ownership of Shares.

       Taxation of dividends

       Corporate Shareholders
       Dividend distributions to limited liability companies and similar entities ("Corporate Shareholders") being tax resident in Norway from a limited liability company tax resident in Norway, are exempt from Norwegian taxation.

       Individual Shareholders
       For individual shareholders being tax resident in Norway dividends exceeding a risk-free rate of return are subject to taxation at 28%. The risk-free rate of return is calculated for each individual share on the basis of the cost price multiplied with an opportunity rate of interest (a risk-free rate of interest after tax). Unused allowance may be carried forward and set off against future dividends or gains upon realization of the share. The tax-free allowance will be calculated on each individual share, i.e. not on a portfolio basis.

       Taxation on capital gains on disposal of shares

       Corporate Shareholders
       Corporate Shareholders being tax resident in Norway are exempt from capital gain taxation on realization of shares in a limited liability company tax resident in Norway.

       Individual Shareholders
       Sale, redemption or other disposal of shares is in principle considered as realization for Norwegian tax purposes. Losses on shares are deductible in the shareholders ordinary income. Capital gains are taxable in Norway as ordinary income, taxed at a rate of 28%. Gain or loss is calculated per share, as the difference between the consideration received and the tax basis of the share. The tax basis of each share is based on the shareholder's purchase price for the share. Norwegian individual shareholders are entitled to deduct a deemed allowance when calculating taxable gain on sale of shares. The allowance for each share will be equal to the cost price of the share multiplied by a determined risk-free interest rate (see section on dividend taxation above).

       If the individual shareholder owns shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be disposed of (first-in first-out principle).

       Net wealth tax

       Individual shareholders are subject to net wealth taxation. The marginal net wealth tax rate is a maximum 1.1%. Shares listed on Oslo Bors are currently valued at 80% of the quoted value as per January 1 in the assessment year. In the year of incorporation, the shares are valued at 80% of the share's nominal value and premium.

       Norwegian Corporate Shareholders are exempt from net wealth tax.

Norwegian tax positions of shareholders resident in other jurisdictions

       Taxation of dividends

       Corporate Shareholders

       According to the tax exemption method, Corporate Shareholders resident within the EU/EEA are not subject to withholding tax on dividend distributions from a Norwegian limited liability company.

       According to Norwegian domestic legislation, Corporate Shareholders resident outside the EU/EEA are as a main rule subject to withholding tax at rate 25%. Non-EU/EEA shareholders may benefit from a lower withholding tax rate according to an applicable tax treaty between the respective state of residency and Norway.

       Individual Shareholders

       Individual shareholders resident in other jurisdictions are subject to withholding tax at rate 25%, or a lower rate pursuant to the provisions in an applicable tax treaty. Individual shareholders may, as an alternative, apply to the Norwegian tax authorities for a tax refund calculated in accordance with the principles for calculating the dividends taxation for Norwegian shareholders.

       Taxation on capital gains on disposal of shares

       Corporate Shareholders

       Gains from the realisation of shares by a non-resident Corporate Shareholder are not subject to taxation in Norway.

       Individual Shareholders

       Individual shareholders resident in other jurisdictions are not subject to taxation in Norway on gain from the realisation of shares unless the shareholder i) holds the shares in connection with the conduct of a trade or business in Norway, or ii) has been a resident in Norway for tax purposes during the five calendar years preceding the realisation, and the gains are not exempted from taxation in Norway according to an applicable tax treaty.

       Net wealth tax

       Non-resident individual shareholders are not subject to net wealth taxes on shares in Norwegian limited liability companies, unless the shareholder holds the shares in connection with the conduct of a trade or business in Norway.

       Corporate Shareholders are exempt from net wealth tax.

       Duties on transfer of shares

       No stamp or similar duties are currently imposed on the transfer of shares in Norwegian limited liability companies.

Taxation of Shareholders tax resident in the United States

       United States Federal Income Tax Consequences

       The following discussion outlines certain potential U.S. federal income tax consequences of the acquisition, ownership and disposition of Petrojarl Shares or ADSs. This discussion only applies to a U.S. Shareholder (as defined below) of Petrojarl Shares or ADSs that holds the same as capital assets for tax purposes. This discussion does not apply to certain U.S. Shareholders subject to special rules, such as dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities (including pension plans), certain financial institutions, life insurance companies, persons liable for alternative minimum tax, persons that hold Petrojarl Shares or ADSs through a partnership or other pass-through entity, persons whose functional currency is not the U.S. dollar, U.S. expatriates, persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction, or holders of 10% or more of Petrojarl's voting shares.

       This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations, published rulings and court decisions, and the Convention between the United States and the Kingdom of Norway for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Property (the "Treaty"). These laws are subject to change at any time, possibly on a retroactive basis.

       A holder of Petrojarl Shares or ADSs is a "U.S. Shareholder" if he or she is a beneficial owner of such Petrojarl Shares or ADSs and is (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust, if (1) a court in the United States can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

       A "non-U.S. Shareholder" is a beneficial owner of Petrojarl Shares or ADSs that is not a U.S. Shareholder.

       You should consult your own tax adviser regarding the U.S. federal, state, local and other tax consequences of acquiring, owning and disposing of Petrojarl Shares and ADSs in your particular circumstances.

       For U.S. federal income tax purposes, if a U.S. Shareholder holds Petrojarl ADSs, such shareholder generally will be treated as the owner of the Petrojarl Shares represented by those ADSs.

       Taxation of Dividends

       A non-Norwegian shareholder is generally subject to a withholding tax at a rate of 25% on dividends distributed by Norwegian companies, unless the non-Norwegian shareholder is carrying on business activities in Norway and such shares are effectively connected with such activities. The withholding tax rate of 25% may be lower pursuant to tax treaties between Norway and the country in which the shareholder is resident. The Treaty rate is generally 15%. The Treaty withholding tax rate will generally apply to dividends paid on shares held directly by U.S. Shareholders that are residents of the United States within the meaning of the Treaty. As noted in Part II of this Information Statement, it is intended that Petrojarl will establish an ADR facility with a depositary in the United States that will obtain the necessary approvals from the Norwegian tax authorities to be able to receive and redistribute dividends to U.S. resident shareholders at the Treaty withholding rate of 15%.

       Subject to the passive foreign investment company rules discussed below, a U.S. Shareholder must generally include in gross income for United States federal income tax purposes as a dividend the gross amount of any distribution made by Petrojarl out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). A U.S. Shareholder must include in gross income any Norwegian tax withheld from any dividend even though such shareholder does not, in fact receive the amount withheld as tax. Such shareholder must include any dividend in income when it (in the case of shares) or the depositary (in the case of ADSs) receives the dividend, actually or constructively. To the extent, if any, that the amount of any such distribution exceeds Petrojarl's current or accumulated earnings and profits, it will be treated first as a tax-free return of tax basis in the Petrojarl ADSs or shares (thereby increasing the amount of any gain or decreasing the amount of any loss received on the subsequent sale or disposition or such ADSs or shares) and thereafter as capital gain. Since Petrojarl does not calculate earnings and profits for U.S. tax purposes, however, a U.S. Shareholder should expect not to be able to establish that any portion of the distribution would be treated as recovery of basis or capital gain. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

       For taxable years beginning after December 31, 2002, and before January 1, 2009, dividends received by U.S. Shareholders that are individuals, estates or trusts from "qualified foreign corporations", as defined in Section 1(h)(11) of the Code, are "qualified dividend income" and generally are taxed at the preferential tax rates applicable to long-term capital gains. Section 1(h)(11) of the Code defines a "qualified foreign corporation" as a foreign corporation the stock of which is readily tradable on an established securities market in the United States (including through ADSs) or a foreign corporation that is eligible for the benefits of one of certain comprehensive income tax treaties with the United States that include an exchange of information program. Petrojarl expects that it will constitute a

"qualified foreign corporation" following the Demerger under the Treaty provided that it is not treated as a "Passive Foreign Investment Company", as defined below, which it believes will be the case. There can be no assurance, however, that Petrojarl will not be treated as a "Passive Foreign Investment Company" in the current or future taxable years. Dividends received in a taxable year when Petrojarl does not constitute a "qualified foreign corporation", will be subject to U.S. federal income tax at ordinary income tax rates. The dividend rules are complex and a U.S. Shareholder should consult his or her own tax adviser regarding the dividend rules and how these rules may affect his or her U.S. federal, state, local and other income tax situation.

       The amount of the dividend that any U.S. Shareholder must include in income is the U.S. dollar value of the gross amount of the Norwegian kroner dividend, determined at the spot Norwegian kroner/U.S. dollar exchange rate on the date the dividend distribution is included in a U.S. Shareholder's income, regardless of whether the payment is, in fact, converted into U.S. dollars.

       Subject to certain limitations, the Norwegian tax withheld at the Treaty rate and paid over to Norway will be creditable against a U.S. Shareholder's U.S. federal income tax liability. If a refund of the tax withheld is available to you under the laws of Norway or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. Dividends will be income from sources outside the United States, but generally will be "passive income" or, in the case of certain U.S. Shareholders "financial services income" for purposes of computing the foreign tax credit allowable. For taxable years beginning after December 31, 2006, dividends distributed by Petrojarl with respect to Petrojarl ADSs or shares would generally constitute "passive category income" but could, in the case of certain U.S. Shareholders, constitute "general category income". Alternatively, a U.S. Shareholder may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Norwegian tax, but only for a year in which the U.S. Shareholder elects to do so with respect to all foreign income taxes.

       Any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Shareholder includes the dividend payment in income to the date such shareholder converts the payment in into U.S. dollars generally will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

       Taxation of Capital Gains

       Subject to the passive foreign investment company rules discussed below, a U.S. Shareholder who sells or otherwise disposes of Petrojarl Shares or ADSs will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. Shareholder's tax basis, determined in U.S. dollars, in such shareholder's Petrojarl Shares or ADSs. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the Petrojarl ADSs or shares, as the case may be, are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service), you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. The tax basis of a U.S. Shareholder's Petrojarl ADSs or shares will generally equal the cost of such Petrojarl ADSs or shares, as the case may be. If you use foreign currency to purchase Petrojarl ADSs or shares, the cost of the Petrojarl ADSs or shares, as applicable, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. However, if the Petrojarl ADSs or shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service), you will determine the U.S. dollar value of the cost of such Petrojarl ADSs or shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Capital gain of a non-corporate U.S. Shareholder is generally taxed at a maximum rate of 15% when the property has been held for more than one year. The deductibility or capital losses is subject to significant limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. If a U.S. Shareholder receives any foreign currency on the sale of Petrojarl Shares or ADSs, such shareholder may recognize U.S.-source ordinary income or loss as a result of currency fluctuations between the date of the sale of the Petrojarl Shares or ADSs and the date the sales proceeds are converted into U.S. dollars.

       Passive Foreign Investment Company ("PFIC") Rules

       Petrojarl believes that, following the Demerger, its Shares and ADSs should not be treated as shares of a passive foreign investment company, or PFIC, for United Stated federal income tax purposes. However, this conclusion is a factual determination that is made annually and therefore there can be no assurance that Petrojarl will not be classified as a PFIC for the current taxable year of for any future taxable year.

       A PFIC is defined as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" generally includes dividends, interest, certain rents, and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

       U.S. Shareholders owning shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned with respect to certain "excess distributions" on, and certain dispositions of, PFIC stock. Subject to certain limitations, U.S. Shareholders owning, actually or constructively, marketable stock (as defined) in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains and losses. A U.S. Shareholder should consult his or her tax advisors regarding the potential application of the PFIC rules to the ownership of ADSs or shares.

       Backup Withholding and Information Reporting

       Dividend payments, or other taxable distributions, made within the United States or through certain U.S.-related financial intermediaries generally will be subject to information reporting requirements and backup withholding tax unless such shareholder (i) is a corporation or other exempt recipient or (ii), in the case of backup withholding, provides a correct taxpayer identification number and certifies appropriately. U.S. Shareholders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9.

       Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against a U.S. Shareholder's U.S. federal income tax liability and may entitle a U.S. Shareholder to a refund if the required information is furnished to the Internal Revenue Service.

                          DIVIDENDS AND DIVIDEND POLICY

       Petrojarl does not currently expect to pay ordinary dividends to shareholders. In general, any future dividend will be subject to determination by Petrojarl's Board of Directors based on Petrojarl's results of operations and financial condition, Petrojarl's future business prospects, any applicable legal or contractual restrictions and any other factors that the Board of Directors considers relevant.

                                     PART IV

                                       PGS

                                BUSINESS OVERVIEW
                           (after the Completion Date)

         PGS will after the Completion Date manage its geophysical services through two segments:

o Marine Geophysical, which consists of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing; and

o Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including PGS' onshore multi-client library.

       The Geophysical Business, which will continue to be owned and operated by after consummation of the Demerger, is one of the major global participants in the acquisition of marine 3D seismic data. The Geophysical Business acquires, processes, interprets, markets and sells seismic data worldwide that is used by oil and natural gas companies to help them find oil and natural gas and to determine the size and structure of known oil and natural gas reservoirs. In its seismic projects, the Geophysical Business is involved in planning the seismic surveys and acquiring and processing the seismic data. Oil and natural gas companies use this information in evaluating whether to acquire new leases or licenses in areas with potential accumulations of oil and natural gas, in selecting drilling locations, in modeling oil and natural gas reservoir areas and in managing producing reservoirs. Oil and natural gas companies use 4D or time lapse surveys, which are surveys produced by the repetition of identical 3D surveys over time, to assist in their evaluation of subsurface geophysical conditions that change over time due to the depletion and production of reservoir fluids. This evaluation provides for more efficient production of the reservoir and the possible extension of the reservoir's useful life. The Geophysical Business uses its High Density 3D ("HD3D(SM)") technology to acquire 3D data with higher trace densities, giving improved resolution of the subsurface and higher quality images of the reservoirs.

       The Geophysical Business acquires seismic data both on an exclusive contract basis for its customers and on its own behalf as multi-client data for licensing from time to time to multiple customers on a non-exclusive basis. During 2005, the Geophysical Business used its active seismic vessel acquisition capacity, measured by time, approximately 91% to acquire contract data and approximately 9% to acquire multi-client data.

         PGS' principal executive office is at Strandveien 4, Lysaker, Norway. The mailing address is Postboks 89, N-1325 Lysaker, Norway and its phone number is +47 67 52 64 00.

Historical Overview

     The primary milestones in PGS' historical development include the following:

     o January 1991: Company established with the merger of Geoteam a.s. and Nopec a.s.

     o    August 1992: Company ordinary shares listed on the OSE

     o    May 1993: Initial public offering and listing in U.S. on NASDAQ

     o 1995-1999: Construction and deployment of six Ramform design 3D seismic vessels

     o    April 1997: Listing of PGS' ADSs on the NYSE

     o March 2001: Sale of data management business and related software to Landmark Graphics Corporation, a subsidiary of Halliburton

     o August-November 2002: Replacement of various members of senior management, including the Chairman of the Board and Chief Executive Officer and the Chief Financial Officer, with a new non-executive Chairman of the Board, a new Chief Executive Officer and a new Chief Financial Officer

     o    December 2002: Sale of Production Services subsidiary to Petrofac Ltd.

     o    February 2003: Sale of Atlantis subsidiary to Sinochem

     o February 2003: Delisting of ADSs from the NYSE and quotations for ADSs available through Pink Sheets

     o    July 2003: Filing under Chapter 11 of U.S. Bankruptcy Code

     o November 2003: Emergence from Chapter 11 proceedings, reorganization plan becomes effective and new Board of Directors takes office

     o December 2004: Re-listing of PGS' ADSs on the NYSE following filing of Form 20-F for 2003 fiscal year

     o    March 2005: Sale of oil and natural gas subsidiary Pertra to Talisman

     o November 2005: Launching of full refinancing and exploring possible separation

     o December 2005: Completion of refinancing of $746 million of 10% senior notes and $110 million credit facility with a $1 billion senior secured credit facility.

     o March 2006: Announcement of a project to build a new and enhanced Ramform seismic vessel

     o March 2006: Approval by the PGS Board of Directors to demerge the Production Business to be operated under the name "Petrojarl"

PGS' Strategy

     The principal strategies for the Geophysical Business include:

     o capitalizing on the Geophysical Business' strong cost position and operating performance through the Ramform concept;

     o    increasing its operating margins on existing acquisition capacity by:

          |X|  reducing steaming and downtime in Marine Geophysical,

          |X|  increasing its focus on survey project planning and execution,

          |X|  entering selected new geographic areas in Onshore,

          |X|  focusing its work where premium pricing is available,

          |X|  selectively increasing its streamer count, and

          |X|  investing in more effective acquisition capacity;

     o    maximizing the value of its multi-client data library by:

          |X| increasing its investments in its multi-client library with strong emphasis on prospectivity and high pre-funding,

          |X| strengthening its emphasis on the target selection process and assessment of prospectivity,

          |X|  enhancing its existing library through reprocessing, and

          |X|  re-entering the Gulf of Mexico with selective investments;

     o capturing the full potential in its data processing centers and increasing its market share, especially in high-end processing;

     o commercializing and investing in new technology and equipment, including new streamers, to increase productivity of its unique Ramform seismic vessels and its HD3D(SM) seismic solution; and

     o positioning the Geophysical Business to participate in restructuring or acquisition opportunities on an advantageous basis.

        In the past, the Geophysical Business has invested heavily in its multi-client seismic data library and in high-technology acquisition equipment, including:

     o    its Ramform seismic vessels;

     o its high capacity computing facilities, together with the development of specialized proprietary software for seismic imaging, multi-component processing, signal enhancement and visualization technology; and

     o state-of-the-art technology in its onshore seismic data acquisition equipment to enable efficient acquisition of high quality seismic data in varied terrain.

       PGS believes that the main competitive strengths of the Geophysical Business include:

     o    its highly experienced work force;

     o    high operational reliability, safety and customer satisfaction;

     o its ability to tow more streamers and its superior streamer retrievability, control and stability, which yield better cost effectiveness on surveys and in adverse weather conditions, respectively;

     o    its high technology Ramform seismic vessels; and

     o the high channel counts and standardized equipment for its onshore operations.

Geographic Areas of Operation

         PGS has divided its Marine Geophysical business into three primary areas of operations:

     o    North and South America;

     o    Europe, Africa and the Middle East; and

     o    Asia Pacific.

        PGS has divided its Onshore geophysical business into three primary areas of operations:

     o    North America (U.S. and Canada);

     o    Latin America (Mexico and South America); and

     o    Eastern Hemisphere.

Contract and Multi-Client Operations

         Contract Operations. When PGS acquires seismic data on a contract basis, its customers direct the scope and extent of the survey and retain ownership of the data obtained. Contracts for seismic data acquisition, which are generally awarded on a competitive bid basis, may include both a day-rate and a production rate element. Under these contracts, the customer assumes primary responsibility for interruption of acquisition operations due to factors that are beyond PGS' control, including weather and permitting. Contracts are also awarded on a turnkey basis. With turnkey contracts, the customers pay based upon the number of seismic lines or square kilometers of seismic data collected and PGS often bears some or all of the risk of interruption of operations due to factors that may be beyond its control.

         During 2005, PGS used 91 percent of its active streamer 3D vessel acquisition capacity, measured by time, to acquire seismic data on contract basis. PGS performed contract operations during 2005 in the North Sea; onshore in the U.S. mid-continent; onshore Canada; onshore Mexico; onshore South America; offshore Brazil; offshore West Africa, including shallow water; offshore North Africa; onshore Bangladesh; and offshore Australia, Thailand and other countries in the Asia Pacific region.

         Multi-Client Operations. From the perspective of an oil and natural gas company, licensing multi-client seismic data on a non-exclusive basis is typically less expensive on a per unit basis than acquiring the seismic data on an exclusive basis. From PGS' perspective, multi-client seismic data can be more cost effective to acquire and may be sold a number of times to different customers over a period of years. As a result, multi-client seismic data has the potential to be more profitable than contract data. However, when PGS' acquires multi-client seismic data it assumes the risk that future sales may not cover the cost of acquiring and processing such seismic data. Obtaining pre-funding for a portion of these costs reduces this risk, and increasingly PGS requires a relatively high level of pre-funding before beginning a project. PGS determines the level of pre-funding that it will require before initiating a multi-client seismic survey by evaluating various factors affecting the sales potential of each survey. These factors include:

     o the existence, quality and age of any seismic data that may already exist in the area;

     o    the amount of leased acreage in the area;

     o whether or when an award of a license to explore and develop an area for production to be covered by a survey is expected to be granted;

     o the prospectivity of the area in question for hydrocarbons and for future licenses of multi-client data;

     o the existing infrastructure in the region to transport oil and natural gas to market;

     o    the historical turnover of the leased acreage;

     o the political and economic stability of the countries where the data is to be acquired; and

     o    the level of interest from oil and natural gas companies in the area.

         PGS owns a significant library of marine multi-client data in most of the major oil and natural gas basins of the world, including the Gulf of Mexico, the North Sea, offshore West Africa, offshore Brazil and the Asia Pacific region. PGS' onshore library is entirely in North America. During both 2004 and 2003, PGS reduced substantially the amount it invested in new multi-client data, as compared to earlier years, and devoted a higher portion of its capacity to the contract market. In 2005 PGS' multi-client investments increased by 35% compared to 2004.

         In its multi-client operations, PGS makes initial sales of the data prior to project completion, which it refers to as pre-funding sales, and it refers to all further sales as late sales. PGS makes a substantial portion of these late sales in connection with acreage license round activity in those regions where it has a data library. Typically, customers are required to pay an amount for access to the data and additional amounts, or uplift fees, upon award of a concession or sometimes upon execution of a production sharing or similar contract. The timing and regularity of such license round activity varies considerably depending upon a number of factors, including in particular the geopolitical stability of the region in question. As a result, both the total amount and the timing of late sales can be difficult to forecast accurately, with potentially significant revenue swings from quarter to quarter and from year to year.

         PGS attempts to protect its multi-client seismic data from misuse by customers primarily through contractual provisions that permit the use of the data only by that particular customer on a nontransferable basis. Such provisions can be effective only if misuse of the data by customers or third parties can be detected and if PGS' rights can be enforced through legal action.

         PGS' multi-client data is marketed primarily through its own sales organization.

Data Processing

         PGS provides seismic data processing services for its own seismic data acquisition operations and for third parties. Generally, PGS competes for data processing contracts on a competitive bid basis. These contracts generally provide for the customer to pay a flat fee per square kilometer processed for a prescribed set of processing procedures. Additional procedures may be quoted separately and are often added during the course of a project.

         PGS operates its data processing division as a part of its regional Marine Geophysical business unit. Technical support, research and development and computer operations operate on a global basis. As of December 31, 2005, PGS operated fifteen land-based seismic data processing centers, with the largest centers located in Houston, Texas, U.S.; London, England and Perth, Australia. The largest seismic processing centers utilize computer resources organized in a global computer resource organization (Mega-Center). The three centers in Houston, London and Perth are inter-connected through high capacity network links. In addition, most of PGS' marine seismic crews have the capability to perform data processing onboard the vessel.

     Through its seismic data processing operations PGS provides:

     o    2D and 3D data processing of onshore and marine seismic surveys;

     o onboard (vessel) seismic data processing for reduced delivery times and enhanced real-time quality control for data that it acquires;

     o multi-component and 4D seismic data processing for reservoir characterization and monitoring;

     o special process design to exploit the dense sampling of its HD3D(SM) data acquisition;

     o    specialized depth imaging of subsurface structures; and

     o    other specialized signal enhancement techniques.

Marine Geophysical

       Marine Acquisition. PGS believes that it operates one of the most advanced marine seismic data acquisition fleets in the world. As of December 31, 2005, PGS had a total of ten 3D marine seismic streamer crews operating seismic vessels, and had one seafloor seismic crew.

       Streamer Seismic Acquisition. PGS' conventional streamer operations represent the largest part of its marine seismic data acquisition business. In its streamer operations, PGS uses its seismic vessel fleet to acquire 3D, 4D and HD3D(SM) seismic data as described above.' For information relating to PGS' fleet of vessels used to acquire marine seismic data, see "Vessel Fleet and Crews" below.

       Seafloor Seismic Acquisition. PGS uses seafloor seismic acquisition in areas where conventional streamer acquisition operations are not possible or economically feasible due to access limitations from shallow water or obstructions. Seafloor seismic acquisition is also used in areas where conventional streamer acquisition would not meet the desired geophysical objectives. In 2005 PGS had one seafloor seismic crew that utilized a recording vessel, a source vessel and a cable-laying vessel. In September 2005 PGS announced that it would convert the seafloor seismic crew operations to streamer operations. One of the three vessels was converted to a six streamer 3D vessel, one was converted to a 2D vessel, and the third vessel was returned to its owners. The conversion was completed in February 2006.

       Vessel Fleet and Crews. PGS acquires marine seismic data using seismic crews primarily through owned and chartered vessels that have been constructed or modified to its specifications and outfitted with a complement of data acquisition, recording, navigation and communications equipment. PGS' crews direct the positioning of a vessel using sophisticated navigation equipment, deploy and retrieve streamers, cables, receivers and energy sources, and operate all of the seismic systems. PGS' seismic crews do not operate the vessels. The vessel maritime crews are employees of either the owner of the chartered vessels or a contract operator for PGS' vessels.

     Most of PGS' seismic vessels have an equipment complement consisting of the following:

     o    recording instrumentation;

     o    digital recording streamers;

     o    acoustic positioning systems for source and streamer locations;

     o    multiple navigation systems for vessel positioning; and

     o except for vessels that record only, a source control system that controls the synchronization of the energy sources and an air gun array firing system that activates the acoustic energy source.

       Information as of December 31, 2005 about PGS' marine seismic data acquisition vessels is provided below.

                                                                                         Maximum
                                                                                        streamers
                                                                                        deployed
                                                           Total   Total    Maximum     (through     Owned or
                                             Year rigged/ length   beam    streamer    December 31,   charter
Vessel Name                                    converted  (feet)  (feet)  capability      2004)      expiration
-----------                                  ------------ ----------------------------------------   ----------
3D Seismic Vessels:
Ramform Explorer.............................1995           270    130         12          12            Owned
Ramform Challenger...........................1996           284    130         16          12         Owned(1)
Ramform Valiant..............................1998           284    130         20          12          2023(1)
Ramform Viking...............................1998           284    130         20          12          2023(1)
Ramform Victory..............................1999           284    130         20          16          2024(1)
Ramform Vanguard.............................1999           284    130         20          12          2024(1)
Atlantic Explorer............................1994           300    58           6           6            Owned
American Explorer............................1994           300    72           8           8            Owned
Nordic Explorer..............................1993           266    54           6           6            Owned
Orient Explorer..............................1995/96        246    49           4           4          2006(2)
Seafloor Seismic Vessels:
Falcon Explorer..............................1997           266    53         N/A         N/A         Owned(4)
Bergen Surveyor..............................1997           217    48         N/A         N/A          2006(3)
Ocean Explorer...............................1993/95        269    59         N/A         N/A         Owned(4)
Support Vessels:
Remus........................................1998           136    32         N/A         N/A            Owned
Romulus......................................1997           118    34         N/A         N/A            Owned

(1) PGS has UK lease arrangements for each of the Ramform Valiant, the Ramform Viking, the Ramform Victory, the Ramform Vanguard and Ramform Challenger. Under the leases, PGS leases the vessels under long-term charters that give PGS the option to purchase the vessels for a de minimis amount at the end of the charter periods. The leases are legally defeased because PGS has made payments to banks in consideration for which the banks have assumed liability to the lessors equal to basic rentals and termination sum obligations. Please read notes 2 and 20 of the PGS Before Demerger Financial Statements.

(2) The charter agreement for Orient Explorer has a one year term and will be extended annually for another year until 2011, unless PGS terminates the charter by giving three months' notice.

(3) PGS has terminated the charter for Bergen Surveyor and the vessel was returned to its owners in the first quarter of 2006.

(4) Falcon Explorer was converted to a 2D vessel and Ocean Explorer was converted to a six streamer 3D vessel in the first quarter of 2006.

       In March 2006, PGS announced that it intends to build a new third generation Ramform seismic vessel at Aker Yards, Langsten, Norway. PGS currently expects delivery in the first quarter of 2008. PGS expects the new vessel to cost approximately $85 million, excluding the cost of seismic equipment, and PGS expects the total cost to be approximately $160 million, excluding project management cost and interest. PGS intends to secure an option to build a sister vessel at the same yard. Aker Yards has constructed all six of PGS' Ramform vessels, and this is PGS' first new build since 1999. The third generation Ramform will be designed with the objective of further extending PGS' lead in 3D seismic acquisition productivity and efficiency, and will be a key step in the implementation of PGS' HD3D(SM) technical strategy.

Competition in the Marine Geophysical Segment

       The seismic data acquisition and processing businesses are very competitive worldwide for both the contract market and the multi-client market. PGS competes for available seismic surveys based on a number of factors, including technology, price, performance, dependability, vessel availability, turnaround time and processing capacity availability. PGS' largest competitors on a global basis are WesternGeco, a joint venture between the seismic units of Schlumberger Limited and Baker Hughes Incorporated, Compagnie Generale de Geophysique, S.A. and Veritas DGC Inc.

       All of PGS' major competitors in the seismic business both acquire and process 3D seismic data. PGS' processing operations compete primarily with WesternGeco, Compagnie Generale de Geophysique and Veritas DGC for time processing contracts. For depth imaging and other advanced processing applications, it also competes with several smaller processing companies. PGS competes for time processing contracts based primarily on price and technology, but processing capacity, turnaround time and processing center location are also important factors.

Onshore

         PGS' Onshore segment consists of seismic acquisition operations on land and in shallow water and transition zones. This segment also includes PGS' onshore multi-client library. PGS conducts contract onshore seismic acquisition throughout the world. Its onshore multi-client library is entirely in the United States. During 2005, PGS conducted seismic acquisition operations in the United States (Gulf Coast, mid-continent, Rocky Mountains and Alaska), Canada, Mexico, Venezuela, Nigeria and Bangladesh. During 2005, active crew counts have ranged from five to nine. As of December 31, 2005, PGS had seven crews conducting activities in the United States, Canada, Venezuela, Nigeria and Bangladesh. As of that date, PGS was also in the process of starting up operations in Alaska, Mexico and Libya. PGS is pursuing additional contract opportunities in selected markets worldwide and is expanding its multi-client onshore library in the U.S. mid-continent.

         In the market for onshore seismic services, PGS is one of the larger worldwide operators, measured in terms of revenues. PGS competes in the onshore segment based on price, crew availability and other factors. PGS believes that it can remain competitive by capitalizing on its project execution and management skills and by continuing to provide a high quality technical product. The majority of its recording equipment pool is relatively uniform, facilitating changing crew counts and channel counts on any specific crew as the market dictates.

Research and Product Development

         The Geophysical Business seeks to be an industry leader in those oilfield service markets in which its advanced technologies and services may be used by customers to discover and produce oil and natural gas in demanding environments. The Geophysical Business is committed to providing its customers with innovative services that help to lower the costs of finding and producing oil and natural gas. As a result, the Geophysical Business incurs research and development costs in an attempt to keep its key assets and services at the forefront of engineering and technical advances.

       Some of the highlights from PGS' research and development activities in 2005 include:

     o development of fiber optic sensor technology for use in reservoir monitoring;

     o    development of software to construct 3D velocity models;

     o    development of software to improve the quality of acquired data; and

     o    improvements to PGS Cube Manager data processing package.

Intellectual Property

     PGS' patents, trademarks, service marks, copyrights and licenses protect PGS' proprietary technology, including PGS Ramform seismic vessels and HD3D(SM) seismic solution software. PGS intellectual property rights collectively represent a material asset to its business. However, no single patent, trademark, copyright, license or piece of technical information is of material importance to its business when taken as a whole. As of December 31, 2005, PGS held 154 patents, excluding patents held by Petrojarl after the Demerger, under the laws of the United States, the United Kingdom and Norway.

Employees

     As of December 31, 2005, PGS, excluding Petrojarl, employed 4,618 persons. Of these, 1,192 were employed in Marine Geophysical, 3,237 were employed in Onshore, while 189 were employed in Global Services/Reservoir/Corporate. The relatively high number of employees in Onshore is primarily attributable to hiring of local workers to staff seismic crews in connection with a single onshore project in Bangladesh.

Governmental Regulation

     In various areas of the world, the Geophysical Business is required to obtain and has acquired licenses to acquire multi-client seismic data. Licensing and permitting requirements vary widely. PGS believes that it has complied in all material respects with the licensing and permitting requirements relating to its acquisition of multi-client data.

     PGS' operations are also affected by the exploration and production licensing requirements of various governmental authorities. The timing and extent of licensing of areas for exploration and production activities influence the level of seismic activity within a particular country. Prospective licensees often purchase multi-client seismic data prior to the award of licenses. Following a license award, license holders will generally acquire seismic data for the newly licensed areas if they have not previously obtained multi-client data. In the North Sea, the governments of Norway and the United Kingdom generally hold licensing rounds for exploration and production every year. In the Gulf of Mexico, licensing of blocks for exploration and production are held twice each year, once offshore Texas and once offshore Louisiana. In Brazil there has been a license round every year the last couple of years. In other areas of the world the timing and extent of these licensing rounds might be more irregular, and the licenses awarded may be subject to resolution of border disputes. The length of the actual license to explore for oil and natural gas varies from region to region and is subject to governmental regulation.

         Additionally, the Geophysical Business' operations are affected by a variety of other laws and regulations, including laws and regulations relating to:

     o permitting or licensing agreements for oil and natural gas exploration, development and production activities;

     o    exports and imports;

     o    currency;

     o    taxes;

     o    occupational health and safety; and

     o    the protection of the environment.

         The Geophysical Business' operations are subject to a variety of laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental departments issue rules and regulations to implement and enforce such laws that are often complex and costly to comply with and that can carry substantial penalties or fines for failure to comply. Under these laws and regulations, the Geophysical Business may be liable for remediation or removal costs, damages and other costs associated with releases of hazardous materials including oil into the environment.

         The Geophysical Business believes that it is currently in compliance in all material respects with the requirements of environmental, export/import and occupational health and safety laws and regulations. Please see "Risk Factors - Risks Relating to PGS' Geophysical Business, Both Marine Geophysical and Onshore
- Unpredictable changes in governmental regulations could increase the Geophysical Business' operating costs and reduce demand for its services" in this Information Statement.

Operating Conditions and Insurance

         The Geophysical Business' operations may be affected by extreme weather and other hazardous conditions. These operations are subject to risks of injury to personnel and loss of equipment. The Geophysical Business has safety compliance programs staffed by full-time professional employees and a program for developing, implementing and managing its responsibility for the health and safety of its employees and the environments in which it operates. Systems for reporting and tracking the occupational health of the Geophysical Business' employees are in place in the business units. Company-wide initiatives focus on the further development of the Geophysical Business' environmental management systems. the Geophysical Business considers each employee to be a vital contributor to health, safety and environment in the company, and is fully committed to its health, safety and environment program.

         In 1994, PGS established its own captive re-insurance company to provide insurance for its seismic equipment, including marine acquisition vessels and equipment, onshore equipment, and data processing and information technology hardware and software. As noted below, this insurance is subject to deductibles and limits of coverage and is supplemented by commercial reinsurance arrangements.

         PGS obtains a substantial portion of its casualty insurance through this wholly-owned captive re-insurance company. PGS retains risk through this captive company of $4.5 million for each accident, with a maximum annual risk retention of $7.2 million per year. PGS' various operating companies also retain levels of risk when obtaining this casualty insurance from the captive company, ranging from $125,000 per accident for its seismic vessels, and up to $200,000 per accident for its streamers.

Legal Proceedings

         As a multinational organization, PGS is subject to taxation in many jurisdictions around the world with increasingly complex tax laws. The amounts of taxes PGS pays in these jurisdictions could increase substantially as a result of changes in these laws or their interpretations by the relevant taxing authorities, which could have a material adverse effect on PGS liquidity and results of operations. In addition, those authorities could review PGS tax returns and impose additional taxes and penalties, which could be material. PGS has identified issues in several jurisdictions that could eventually make the company liable to pay material amounts in taxes relating to prior years. Additional issues that PGS is not currently aware of may be identified in the future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

PGS Before Demerger - Consolidated Statements of Operations

                                                                                                          Predecessor
                                                                       Successor Company                     Company
                                                                       -----------------                     -------
                                                                                          Two Months       Ten Months
                                                        Years Ended December 31,             Ended            Ended
                                                    ----------------------------------   December 31,      October 31,
                                                           2005              2004            2003             2003
                                                    ----------------- ----------------- -------------- -----------------
                                                                    (In thousands of dollars, except share data)
Revenues services ...................................    $ 1,159,584     $   945,334     $   162,827     $   849,767
Revenues products ...................................         36,742         184,134           9,544         112,097
                                                         -----------     -----------     -----------     -----------
         Total revenues .............................      1,196,326       1,129,468         172,371         961,864
                                                         -----------     -----------     -----------     -----------
Cost of sales services  (a) .........................        678,346         587,912          95,044         454,396
Cost of sales products  (a) .........................         22,304          44,838           1,910          33,382
Exploration costs ...................................          1,438          16,326              --              --
Depreciation and amortization .......................        259,355         368,362          55,699         301,576
Research and development costs ......................          9,918           3,419             598           2,024
Selling, general and administrative costs  (a) ......         67,420          64,816           7,366          44,326
Impairment of long-lived assets .....................          4,575              --              --          95,011
Net gain on sale of subsidiaries ....................       (156,382)             --              --              --
Other operating (income) expense, net ...............        (26,095)          8,112           1,052          21,324
                                                         -----------     -----------     -----------     -----------
         Total operating expenses ...................        860,879       1,093,785         161,669         952,039
                                                         -----------     -----------     -----------     -----------
Operating profit ....................................        335,447          35,683          10,702           9,825
Other income (expense):
   Income from associated companies .................            276             668             200             774
   Interest expense .................................        (96,356)       (110,811)        (16,870)        (98,957)
   Debt redemption and refinancing costs ............       (107,315)             --              --              --
   Other financial items, net .......................          5,918         (10,861)         (4,264)         (1,472)
                                                         -----------     -----------     -----------     -----------
                                                             137,970         (85,321)        (10,232)        (89,830)
Reorganization items:
  Gain on debt discharge ............................             --              --              --       1,253,851
  Fresh-start adoption ..............................             --              --              --        (532,268)
  Cost of reorganization ............................             --          (3,498)         (3,325)        (52,334)
                                                         -----------     -----------     -----------     -----------
Income (loss) before income tax expense (benefit)
  and minority interest .............................        137,970         (88,819)        (13,557)        579,419
Income tax expense (benefit) ........................         21,827          48,019          (3,849)         21,911
Minority interest ...................................          4,065             940             110             570
                                                         -----------     -----------     -----------     -----------
Income  (loss) from  continuing  operations  before
  cumulative effect of change in accounting
  principles ........................................        112,078        (137,778)         (9,818)        556,938
Income (loss) from discontinued operations, net of
tax .................................................            500           3,048            (135)         (2,282)
                                                         -----------     -----------     -----------     -----------
Income (loss) before cumulative effect of change
  in accounting principles                                   112,578        (134,730)         (9,953)        554,656
Cumulative effect of change in accounting
  principles, net of tax ............................             --              --              --           2,389
                                                         -----------     -----------     -----------     -----------
         Net income (loss) ..........................    $   112,578     $  (134,730)    $    (9,953)    $   557,045
                                                         ===========     ===========     ===========     ===========
Basic and diluted  income (loss) from continuing
  operations per share.............................    $        1.87    $      (2.30)    $    (0.17)     $      5.39
Income (loss) from discontinued operations, net of
tax................................................             0.01            0.05             --           (0.02)
Cumulative effect of change in accounting
  principle, net of tax............................               --              --             --             0.02
                                                         -----------     -----------     -----------     -----------
Basic and diluted net income (loss) per share......             1.88           (2.25)    $    (0.17)     $      5.39
                                                         ===========     ===========     ===========     ===========
Weighted average basic and diluted shares outstanding     60,000,000      60,000,000      60,000,000     103,345,987
                                                         ===========     ===========     ===========     ===========

Note:
(a) Excluding depreciation and amortization, which is shown separately.


PGS After Demerger - Pro Forma Consolidated Statement of Operations 2005 (Unaudited)

                                                                                 ----------------------------------
                                                                                                2005
                                                                                 ----------------------------------
                                                                                     (In thousands of dollars)
Revenues....................................................................                    $   888,311
                                                                                                    -------
Cost of sales ..............................................................                        498,579
Depreciation and amortization...............................................                        208,581
Research and development costs                                                                        9,918
Selling, general and administrative costs  .................................                         50,594
Impairment of long-lived assets                                                                       4,575
Net loss on sale of subsidiaries                                                                      1,520
Other operating (income) expense, net.......................................                        (20,502)
                                                                                               ------------
         Total operating expenses...........................................                        753,265
                                                                                               ------------
Operating profit............................................................                        135,046
Other income (expense):
   Income from associated companies.........................................                             33
   Interest expense.........................................................                        (63,974)
   Debt redemption and refinancing costs....................................                        (78,340)
   Other financial items, net...............................................                          8,276
                                                                                               ------------
Income (loss) before income tax expense (benefit) and minority expense                                1,041
Income tax expense (benefit)                                                                         24,430
Minority expense............................................................                          4,038
                                                                                               ------------
Income (loss) from continuing operations                                                            (27,427)

Income (loss) from discontinued operations, net of tax                                              159,901
                                                                                               ------------
         Net income (loss)..................................................                    $   132,474
                                                                                               ============

PGS Before Demerger - Consolidated Balance Sheets

                                                                                            December 31,
                                                                                       2005             2004
                                                                                    -----------     -----------
                                                                                      (In thousands of dollars,
                                                                                         except share data)
                                     ASSETS
Cash and cash equivalents.........................................................  $   121,464     $   132,942
Restricted cash...................................................................       14,494          25,477

Shares available for sale and investment in                                              13,222           9,689
securities............................
Accounts receivable, net..........................................................      213,621         161,283

Unbilled and other receivables....................................................       67,785          40,561

Other current assets..............................................................       67,737          60,506
                                                                                    -----------     -----------
          Total current assets....................................................      498,323         430,458
Property and equipment, net.......................................................      972,018       1,009,008
Multi-client library, net.........................................................      146,171         244,689
Oil and natural gas assets, net...................................................          639          71,491

Restricted cash...................................................................       10,014          10,014

Deferred tax assets...............................................................       20,000              --
Investments in associated companies...............................................        5,935           5,720
Other long-lived assets...........................................................       40,086          44,659
Other intangible assets, net......................................................       24,386          36,114
                                                                                    -----------     -----------
          Total assets............................................................  $ 1,717,572     $ 1,852,153
                                                                                    ===========     ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt and current portion of long-term debt ......................       $     24,406    $     19,790
Current portion of capital lease obligations ...............................             20,495          25,583
Accounts payable ...........................................................             74,285          81,910
Accrued expenses ...........................................................            164,327         115,256
Income taxes payable .......................................................             26,318          11,870
Deferred tax liabilities ...................................................              1,055             761
                                                                                   ------------    ------------
          Total current liabilities ........................................            310,886         255,170
Long-term debt .............................................................            922,134       1,085,190
Long-term capital lease obligations
                                                                                         13,205          33,156
Deferred tax liabilities
                                                                                            497          35,118
Other long-term liabilities ................................................            140,790         219,650
                                                                                   ------------    ------------
          Total liabilities ................................................          1,387,512       1,628,284
                                                                                   ------------    ------------
Minority interest in consolidated subsidiaries .............................                785             962
Shareholders' equity:
  Common stock:  60,000,000 shares authorized,  issued and outstanding,  par value NOK 10, at December 31, 2005 and 20,000,000 shares  authorized,
   issued and outstanding, par value NOK 30, at December 31, 2004 ..........             85,714          85,714
  Additional paid-in capital ...............................................            277,427         277,427
  Accumulated deficit ......................................................            (32,105)       (144,683)
  Accumulated other comprehensive (loss) income ............................             (1,761)          4,449
                                                                                   ------------    ------------
          Total shareholders' equity .......................................            329,275         222,907
                                                                                   ------------    ------------
          Total liabilities and shareholders' equity .......................       $  1,717,572    $  1,852,153
                                                                                   ============    ============


PGS After Demerger - Pro Forma Consolidated Balance Sheet 31 December 2005 (Unaudited)

                                    ASSETS
                                                                                          2005
                                                                                 ----------------------
                                                                                (In thousands of dollars)
Cash and cash equivalents.........................................................          $    59,404
Restricted cash...................................................................               14,494
Shares available for sale and investment in securities............................               13,222
Shares in Petrojarl ASA...........................................................               66,359
Accounts receivable, net..........................................................              187,103
Unbilled and other receivables....................................................               64,704
Other current assets..............................................................               55,602
                                                                                            -----------
          Total current assets....................................................              460,888
Multi-client library, net.........................................................              146,171
Property and equipment, net.......................................................              378,140
Restricted cash...................................................................               10,014
Deferred tax assets...............................................................               20,000
Interest bearing loan to Petrojarl................................................              325,000
Other long-lived assets...........................................................               28,796
Other intangible assets, net......................................................               20,963
                                                                                            -----------
          Total assets............................................................          $ 1,384,972
                                                                                            ===========

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt and current portion of long-term debt.............................          $    24,406
Current portion of capital lease obligations                                                     20,495
Accounts payable..................................................................               59,383
Accrued expenses..................................................................              140,651
Income taxes payable..............................................................               18,477
Deferred tax liabilities..........................................................                8,896
                                                                                            -----------
          Total current liabilities...............................................              272,308
Long-term debt....................................................................              922,134
Long-term capital lease obligations                                                              13,205
Deferred tax liabilities                                                                            497
Other long-term liabilities.......................................................               78,958
                                                                                            -----------
          Total liabilities.......................................................            1,287,102
Minority interest in consolidated subsidiaries....................................                   --
Shareholders' equity .............................................................              102,870
                                                                                            -----------
          Total liabilities and shareholders' equity..............................          $ 1,389,972
                                                                                            ===========

PGS Before Demerger - Consolidated Statements of Cash Flows

                                                                                                          Predecessor
                                                                         Successor Company                  Company
                                                                         -----------------                  -------
                                                                                          Two Months       Ten Months
                                                             Years Ended December 31,        Ended           Ended
                                                         ------------------------------   December 31,     October 31,
                                                              2005           2004             2003             2003
                                                         ------------- ---------------  ---------------   -------------
                                                                           (In thousands of dollars)
Cash flows (used in) provided by operating activities:
  Net income (loss).....................................     $112,578      $ (134,730)  $     (9,953)        $557,045
  Adjustments  to reconcile  net income (loss) to net
   cash  provided by operating activities:
   Depreciation and amortization charged to expense.....      259,355         368,362         55,699          301,576
   Exploration costs (dry well expensed) ...............           --          11,438             --               --
   Non-cash impairments, loss (gain) on sale of
    subsidiaries and change in accounting
    principles, net.....................................     (151,807)             --             32           92,622
   Non-cash effect of fresh-start adoption..............           --              --             --          534,085
   Non-cash effect of restructuring.....................           --              --             --       (1,253,851)
   Non-cash write-off of deferred debt costs and
    issue discounts.....................................          363              --             --           13,152
   Non-cash other operating (income) expense, net.......      (26,095)             --             --               --
   Premium on debt redemption and cost of
    refinancing expensed................................      106,952              --             --               --
   Cash effects related to discontinued operations......           --              --            157            3,185
   Provision for deferred income taxes..................       10,965          27,263         (5,801)          (1,918)
   (Increase) decrease in accounts receivable, net......      (52,338)        (33,577)        34,582            6,848
   Increase (decrease) in accounts payable..............       (7,625)         25,592         19,391          (18,587)
   Loss on sale of assets...............................        1,893           4,128             --            6,193
    Net (increase) decrease in restricted cash..........        1,342          15,646          3,824          (23,728)
   Other items..........................................       23,473          (1,750)       (35,761)         (51,674)
                                                          -----------     -----------     -----------     -----------
      Net cash provided by operating activities.........      279,056         282,372         62,170          164,948
                                                          -----------     -----------     -----------     -----------
Cash flows (used in) provided by investing
  activities:
  Investment in multi-client library....................      (55,667)        (41,140)        (9,461)         (81,142)
  Capital expenditures..................................      (90,490)       (148,372)       (15,985)         (42,065)
  Capital expenditures on discontinued operations.......           --              --             --             (118)
  Proceeds from sales of subsidiaries, net..............      155,356           2,035             --           50,115
  Other items, net......................................        1,300           4,031            357            3,478
                                                          -----------     -----------     -----------     -----------
      Net cash (used in) provided by investing
       activities.......................................       10,499        (183,446)       (25,089)         (69,732)
                                                          -----------     -----------     -----------     -----------
Cash flows   (used  in)   provided   by   financing
  activities:
  Proceeds from issuance of long-term debt..............      850,000              --             --               --
  Repayment of long-term debt...........................   (1,009,152)        (24,167)        (4,850)         (70,496)
  Principal payments under capital leases...............      (25,700)        (22,930)        (3,025)         (22,352)
  Net  increase   (decrease)  in  bank  facility  and
   short-term     debt..................................          712           1,962             --              (48)
  Distribution to creditors  under the  restructuring
   agreement.............................................          --         (22,660)       (17,932)              --
  Premium  on debt  redemption,  deferred  loan costs
                                                          -----------     -----------     -----------     -----------
   and reorganization fees..............................     (116,813)         (3,488)            --               --
                                                          -----------     -----------     -----------     -----------
      Net cash used in financing activities.............     (300,953)        (71,283)       (25,807)         (92,896)
                                                          -----------     -----------     -----------     -----------
  Effect of exchange rate changes on cash...............          (80)             74             --               14
                                                         -----------      -----------     -----------     -----------
  Net   increase   (decrease)   in  cash   and   cash
   equivalents..........................................      (11,478)         27,717         11,274            2,334
  Cash and cash equivalents at beginning of period......      132,942         105,225         93,951           91,617
                                                          -----------     -----------     -----------     -----------
      Cash and cash equivalents at end of period........  $   121,464    $    132,942     $  105,225          $93,951
                                                          ===========    ============     ===========     ===========


PGS After Demerger - Pro Forma Consolidated Statement of Cash Flows 2005 (Unaudited)

                                                                                   ------------------------
                                                                                            2005
                                                                                   ------------------------
                                                                                   (In thousands of dollars)
Cash flows (used in) provided by operating activities:
  Net income (loss)...........................................................                   $ 132,474
  Adjustments   to  reconcile  net  income  (loss)  to  net  cash  provided  by operating activities:
   Depreciation and amortization charged to expense...........................                     215,291
   Non cash  impairments,  loss(gain)  on sale of  subsidiaries  and  change in
    accounting principle                                                                         (151,807)
   Non-cash other operating (income) expense, net.............................                    (20,139)
   Premium debt redemption and cost of refinancing expensed...................                      77,977
   Provision for deferred income taxes........................................                      10,965
   (Increase) decrease in accounts receivable, net............................                    (45,546)
   (Increase) decrease in accounts payable....................................                       6,558
   Loss on sale of assets.....................................................                       1,467
   Other items................................................................                    (14,142)
                                                                                                  --------
      Net cash provided by operating activities...............................                     213,098
Cash flows (used in) provided by investing   activities:
  Investment in multi-client library .........................................                    (55,667)
                                                                                                  --------
  Capital expenditures                                                                            (90,479)
                                                                                                  --------
  Proceeds from sales of subsidiaries, net                                                         155,356
                                                                                                  --------
  Other items, net                                                                                   1,300
                                                                                               -----------
      Net cash (used in) provided by investing activities.....................                      10,510
Cash flows (used in) provided by financing   activities:
  Proceeds from issuance of long-term debt                                                         850,000
  Repayment of long-term debt                                                                  (1,009,152)
  Principal payments under capital leases                                                         (25,700)
  Net increase (decrease) in bank facility and short term debt                                         712
  Net decrease in interest bearing loan to PGS                                                      28,159
  Premium on debt redemption, and cost of refinancing.........................                    (87,838)
                                                                                               -----------
      Net cash used in financing activities...................................                   (243,819)
  Effect of exchange rate changes on cash                                                             (80)
  Net increase (decrease) in cash and cash equivalents........................                    (20,291)
                                                                                                  --------
  Cash and cash equivalents at beginning of period............................                      79,695
      Cash and cash equivalents at end of period..............................                      59,404
                                                                                               -----------

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

       You should read the discussion under this caption in combination with the consolidated financial statements and the related notes included elsewhere in this Information Statement (collectively, the "PGS Before Demerger Financial Statements") and the PGS Pro Forma Financial Statements. This discussion is based upon, and the consolidated financial statements presented, have been prepared in accordance with, U.S. GAAP. The following information contains forward-looking statements. You should refer to the section in this document captioned "Cautionary Note Regarding Forward-Looking Statements" for cautionary statements relating to forward-looking statements.

Overview

       PGS is a technologically focused oilfield service company principally involved in providing geophysical services worldwide and providing floating production services in the North Sea. Globally, PGS provides a broad range of geophysical and reservoir services, including seismic data acquisition, processing and interpretation and field evaluation. In the North Sea, PGS owns and operates four harsh environment FPSOs.

       In 2005, PGS managed its business in three segments as follows:

     o Marine Geophysical, which consists of streamer seismic data acquisition, marine multi-client library and data processing;

     o Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including its onshore multi-client library and which together with the Marine Geophysical segment comprises the Geophysical Business; and

     o Production Business, which owns and operates four harsh environment FPSOs in the North Sea.

       PGS manages its Marine Geophysical segment from Lysaker, Norway, its Onshore segment from Houston, Texas, and its Production segment from Trondheim, Norway.

       On March 1, 2005, PGS sold Pertra AS, a small oil and natural gas company that PGS managed as a separate segment prior to the sale, to Talisman Energy
(UK) Ltd. ("Talisman") as described in more detail below. Pertra was included in PGS' reported numbers through February 2005. Pertra owned 70% of and was operator for Production License 038 ("PL038") on the Norwegian Continental Shelf ("NCS") and also owned participating interests in six additional NCS licenses without production. Pertra has been renamed Talisman Production Norge AS.

       On March 27, 2006, PGS' Board of Directors authorized proceeding with the Demerger Plan under Norwegian law to separate the Geophysical Business and the Production Business and authorized calling an extraordinary general meeting of its shareholders to vote on the transaction, to be held on April 28, 2006. If the transaction is approved by its shareholders and completed, PGS' shares would be split into shares of two independently listed companies. For more information relating to the possible separation, see "Part II - The Demerger". The effects on the consolidated financial statement of the Demerger are described separately. For a more comprehensive discussion of PGS' history and development, including its business segments and its strategic focus, please read "PGS' Business".

       Pro Forma Adjustments

       Following the Demerger, PGS will focus on its Geophysical Business, which includes the Marine Geophysical and Onshore segments.

Effects of the Demerger on Consolidated Financial Statements

       The Production Business will be presented as held for sale (discontinued operations) in the consolidated financial statements from the date of board approval of the Demerger Plan. In addition, historical financial information of the Pertra operations will be presented as discontinued from the same date, as the continued business relations with Pertra related to Petrojarl Varg will be discontinued with the demerger of the Production Business.

       Pro Forma Adjustments

       PGS Pro Forma Financial Statements are based on the Petrojarl Combined Financial Statements included in Part V of this Information Statement. The Petrojarl Combined Financial Statements have been carved out from PGS' consolidated financial statements. The PGS Pro Forma Financial Statements consist of the remaining historical figures after certain adjustments have been made.

       The preparation of the Petrojarl Combined Financial Statements required identifying all of the assets and liabilities, revenues and expenses associated with the demerged operations. When specific identifications were not practicable, the allocation of expenses was done on a basis that, in the opinion of management, was reasonable. For details regarding this allocation - see the Petrojarl Combined Financial Statements.

       These PGS Pro Forma Financial Statements are based on regulations from the SEC. These regulations allow for pro forma adjustments representing changes that are directly attributable to the transaction, and that are factually supportable. Allocations made in preparing the Petrojarl Combined Financial Statements have been performed due to the fact that they are factually supportable. The existing Petrojarl Shares, all of which are held by PGS, will immediately after consummation of the Demerger represent 19.99% of the total number of Petrojarl Shares. These shares in Petrojarl ASA have been included with the proportionate equity of the Petrojarl Combined Financial Statements at December 31, 2005. It is PGS' intention, subject to the prevailing market conditions and applicable securities laws, to sell its Petrojarl Shares in a secondary offering in conjunction with the consummation of the Demerger, hence these shares are classified as short term.

       In connection with the Demerger, Petrojarl will assume interest bearing gross debt of $325 million to PGS. Hoewever, for the purpose of the Petrojarl Combined Financial Statements, it has been assumed that the relative enterprise value forming base for the demerger ratio was considered to be an objective basis for allocating net interest bearing debt at December 31, 2005 and actual interest expense incurred in the periods. The gross debt level derived from this methodology has been rolled backwards based on intercompany payments between PGS and Petrojarl in 2004 and 2005. Consequently, the amount of interest bearing debt at December 31, 2005 in the Petrojarl Combined Financial Statements was $239.3 million compared to the level of $325 million assumed upon consummation of the Demerger. In these pro-forma financial statements the receivable on Petrojarl ASA is adjusted to $325 million at December 31, 2005 to reflect the level of debt assumed by Petrojarl upon consummation of the Demerger and rolled back. Furthermore, the interest costs are adjusted. Interest on the receivable on Petrojarl is presented as a reduction of interest expenses, to reflect that this has historically been part of the net debt provided to Petrojarl. The average interest rate based on external borrowings of PGS ASA has been calculated for 2004 and 2005 and these rates have been used in calculating reduced interest expense.

Upon completion of the Demerger, Petrojarl ASA will receive $46.5 million of cash from PGS adjusted for certain items as described in the Demerger Plan. This is adjusted in cash and cash equivalent at December 31, 2005.

       In the PGS Financial Statements for 2005 Pertra has not been classified as a discontinued operation due to the continued involvement throught the lease of the FPSO Petrojarl Varg from Petrojarl to Pertra. In the pro forma financials this has been amended such that Pertra is classified as a discontinued operations.

2005 Refinancing

         In 2005, PGS (a) repaid $250 million of its unsecured 8% Senior Notes due 2006 and (b) refinanced $741 million of the $746 million of unsecured 10% Senior Notes due 2010 and its $110 million secured credit facility. The 8% Senior Notes and the 10% Senior Notes were issued in PGS' 2003 financial restructuring. PGS redeemed $175 million of the 8% Senior Notes at 102% of par value in April 2005 and the remaining $75 million of such notes at 101% of par value in November 2005.

         In December 2005, PGS completed a tender offer and consent solicitation for its $746 million 10% Senior Notes due 2010. As a result, PGS retired approximately $741.3 million aggregate principal amount of the notes at a price of 113.64% of par value. Debt redemption and refinancing costs totaled $107.3 million (including a $0.4 million write-off of deferred debt issue costs) and $9.9 million in capitalized deferred debt issue costs.

         As part of the refinancing, PGS established a $1 billion senior secured credit facility consisting of a seven-year $850 million term loan and a five-year $150 million revolving credit facility. The new revolving credit facility replaced PGS' previous $110 million secured credit facility. For additional information about PGS' new credit facility, please read "Liquidity and Capital Resources - Sources of Liquidity - Capital Resources" below.

Sales of Atlantis and Tigress Subsidiaries

       In February 2003, PGS sold its Atlantis oil and natural gas subsidiary to China National Chemicals Import and Export Corporation for a combination of $48.6 million in cash, the reimbursement of $10.6 million of expenditures and the right to receive additional future payments of up to $25.0 million if certain contingent events occur. The sale agreement was amended in June 2005 and now provides that PGS may receive a maximum of $10.0 million if certain contingent events occur. In March 2006, PGS received confirmation of the occurrence of certain of these events that entitle the company to receive $6 million, of which $3 million was received in March 2006.

       In December 2003, PGS sold its software subsidiary, PGS Tigress (UK) Ltd., for a deferred compensation payable in 2004 and 2007 of $1.8 million in the aggregate, for which payments were received in December 2005 and 2004. PGS may also receive additional contingent proceeds based on performance of the company through 2006.

Sale of PGS' Oil and Natural Gas Subsidiary Pertra

         On March 1, 2005, PGS sold its wholly owned subsidiary Pertra AS to Talisman for an initial sales price of approximately $155 million, which resulted in a gain of $149.8 million, including the $2.5 million received to grant an option to make certain amendments to the charter and operating agreement for the Petrojarl Varg as described below. PGS did not incur any taxes from the transaction.

         As a part of the agreement with Talisman, PGS is entitled to an additional sales consideration equal to the value, on a post petroleum tax basis, of 50% of the relevant revenues from the Varg field in excess of $240 million for each of the years ended December 31, 2005 and 2006. In January 2006 PGS received $8.1 million, representing the 2005 portion of the contingent consideration, and recognized that amount as an additional gain from the 2005 sale.

         PGS also granted an option enabling Talisman to change the termination clause with respect to PL038. The option expired on February 1, 2006 without being exercised. Petrojarl Varg will therefore continue to produce the Varg field for a fixed base day rate of $90,000 and a variable rate of $6.30 per barrel produced. PGS is entitled in some cases to terminate the agreement if the production of the Varg field falls below 15,700 barrels per day. Based on the current production profile of the Varg field, Petrojarl Varg could become available for redeployment on a new field in 2008.

2003 Financial Restructuring

       In 2003, PGS implemented a financial restructuring through a reorganization under Chapter 11 of the U.S. Bankruptcy Code. The reorganization became effective and was substantially consummated on November 5, 2003. Under the reorganization plan, $2,140 million of PGS' senior unsecured debt was cancelled, and the associated creditors received the following:

     o    $746 million of unsecured 10% Senior Notes due 2010;
     o    $250 million of unsecured 8% Senior Notes due 2006;
     o $4.8 million of an eight-year unsecured senior term loan facility (which PGS fully repaid in May 2004);
     o 91% of PGS' new ordinary shares as constituted immediately post restructuring, with an immediate reduction of this shareholding to 61% in a rights offering of 30% of the new ordinary shares to the pre-restructuring shareholders for $85 million, or $14.17 per share; and
     o $40.6 million of cash, of which $17.9 million was distributed in December 2003 and the remainder in May 2004.

Under the reorganization plan,

     o PGS' pre-restructuring share capital was cancelled and 20,000,000 new ordinary shares, par value NOK 30 per share, were issued;
     o the pre-restructuring shareholders received 4%, or 800,000, of the new ordinary shares and the right to acquire 30%, or 6,000,000, of the new ordinary shares for $85 million ($14.17 per share) in the rights offering;

     o pre-restructuring owners of $144 million of trust preferred securities received 5%, or 1,000,000, of the new ordinary shares; and, the principal amount of PGS' interest-bearing debt and capital lease obligations was reduced by approximately $1,283 million to approximately $1,210 million immediately after the restructuring.

2003 Fresh-Start Reporting and Changes in Accounting Policies

       In connection with PGS' emergence from Chapter 11 reorganization, PGS adopted "fresh-start" reporting for financial statement purposes, effective November 1, 2003, in accordance with SOP 90-7. Under SOP 90-7, PGS adjusted the recorded value of its assets and liabilities to reflect their fair market value as of the date it emerged from Chapter 11 reorganization.

       In connection with its adoption of fresh-start accounting, PGS reviewed its accounting policies with a view toward creating new policies that are less complex, more transparent and better reflect current operations. The most significant changes in the accounting policies were:
     o expenditures incurred in connection with steaming and mobilization are expensed as incurred. Onsite project costs such as positioning, deploying and retrieving equipment at the beginning and end of a project are considered mobilization or demobilization costs and are expensed as incurred, unless the project relates to the building of the multi-client data library, in which case such costs are included in the costs of the multi-client survey. Such expenses were previously recognized as part of contract costs or multi-client project costs as appropriate, and as such would not have been fully expensed immediately;
     o the successful efforts method of accounting for oil and natural gas assets was adopted, PGS made certain changes to its amortization policy for its multi-client library, including an increase in minimum amortization by reducing the maximum amortization period from eight to five years after completion of a survey; and
     o depreciable lives of Ramform seismic acquisition vessels and FPSOs, other than the Petrojarl I, were reduced from 30 to 25 years.

Please refer to note 2 of the PGS Before Demerger Financial Statements for disclosure of PGS' significant accounting policies, including those policies that changed under fresh-start reporting. Please refer to note 3 of the PGS Before Demerger Financial Statements for disclosure of the fresh-start reporting adjustments.

Critical Accounting Policies and Estimates

       PGS' operating results and financial condition are discussed below based on PGS Before Demerger Financial Statements, which are prepared in accordance with U.S. GAAP. In order to prepare these financial statements, PGS must make estimates and assumptions that affect the reported amount of assets and liabilities, its disclosure of contingent assets and liabilities and the amounts of reported revenues and expenses. PGS evaluates its estimates and assumptions from time to time and may employ outside experts to assist in its evaluations. PGS believes that its estimates and assumptions are reasonable, but acknowledges that actual results may vary from what it has estimated or assumed. PGS' significant accounting policies are described in note 2 to the PGS Before Demerger Financial Statements.

       Listed and summarized in greater detail below are those accounting policies that PGS believes to be the most critical in the preparation and evaluation of its financial statements and that involve the use of assumptions and estimates that require a higher degree of judgment and complexity. As a result, PGS' reported assets, liabilities, revenues and expenses could be materially affected if the assumptions and estimates it makes were changed significantly, and its actual financial position, results of operations, cash flows and future developments may differ materially from the assumptions and estimates it has made. PGS' critical accounting policies and related estimates for the periods discussed below relate to:

     o    revenue recognition;
     o multi-client data library, including cost capitalization, sales, amortization and impairment;
     o long-lived assets, particularly impairment and depreciation, depletion and amortization;
     o    deferred tax assets;
     o    fresh-start reporting; and
     o oil and natural gas accounting, including capitalization, amortization and impairment.

       Revenue Recognition

       PGS recognizes revenue on its contract sales of data and on its other geophysical services as it performs the services and is able to charge the customer for these services. Because of the nature of the Geophysical Business, PGS incurs and recognizes costs from time to time prior to the time revenues can be recognized. As a result, a non-symmetrical matching of revenues and expenses may result in variability of results of operations between accounting periods. PGS generally recognizes revenue from its floating production services in two components. First, PGS recognizes tariff based revenues, based on the number of barrels produced, as production occurs. Second, PGS recognizes day rate revenues over the passage of time. PGS recognizes revenues from the production and sale of oil and natural gas when the production is delivered and ownership has passed to the customer. After the sale of Pertra in March 2005, revenues from the production and sale of oil and natural gas are not material.

       Sales of data from PGS' multi-client library generally fall into one of three categories:

     o Late sales - PGS grants a license to the customer for a specified portion of the library;
     o Volume sales agreements - PGS grants a license or licenses to a specified number of blocks in a defined geographical area so that the customer can select and access the specific blocks over a period of time; and
     o Pre-funding arrangements - PGS obtains funding from a limited number of customers before a seismic acquisition project commences. In return for the pre-funding, the customer typically gains the ability to direct or influence the project specifications, to access data as it is being acquired and to pay discounted prices.

     PGS recognizes revenue:

     o from late sales when the customer executes a valid license agreement and has been granted access to the library and collection is reasonably assured;
     o from volume sales agreements ratably based on the total revenue and volume of data specified in the agreement as the customer executes licenses for specific blocks and has been granted access to the data; and

     o from pre-funding arrangements as the data is acquired, generally based on physical progress, on a proportional performance basis.

       Multi-Client Data Library

         Revenue recognition relating to PGS' multi-client library is discussed above under "- Revenue Recognition."

         PGS capitalizes as an asset the costs associated with acquiring and processing multi-client data. PGS bases its amortization of the multi-client data library on the sales forecast method. Under this method, PGS amortizes the cost of a particular survey contained in the library based on the ratio between the cost of the survey and the total forecasted sales of data for such survey. In applying this method following PGS' adoption of fresh-start reporting, PGS categorizes surveys into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category will include surveys where the remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category. PGS has established maximum book value criteria for the library projects based on a five-year life for marine and onshore projects and a three-year life for all derivative processed projects. The maximum book value for each project at year-end is the total cost of the project less accumulated straight-line minimum amortization. Prior to its adoption of fresh-start reporting, PGS amortized its multi-client data library based on the ratio of actual sales to expected sales with a minimum amortization based on five to eight year lives.

         PGS periodically evaluates the projects in the multi-client library for impairment. Effective January 1, 2004, PGS classifies as amortization expense in its consolidated statements of operations write-downs of individual multi-client surveys that are based on changes in project specific expectations and that are not individually material. PGS expects this additional, non-sales related, amortization expense to occur regularly because it evaluates projects individually. PGS classifies as impairment in its consolidated statements of operations write-downs related to significant changes in estimates affecting a larger part of its multi-client library and are material. Prior to 2004 PGS classified as impairment expense all write-downs of multi-client library.

         In determining the ordinary amortization rates applied to, and fair value of, its multi-client data library, PGS considers expected future multi-client sales, sales costs, market developments and past experience. PGS' sales expectations include consideration of geographic locations, prospects, political risk, exploration license periods and general economic conditions. These sales expectations are highly subjective, cover extended periods of time and are dependent on a number of factors that PGS does not control. Accordingly, these expectations could differ significantly from year to year. PGS' ability to recover costs included in the multi-client data library through sales of the data depends upon continued demand for the data and the absence of technological or regulatory changes or other developments that would render the data obsolete or reduce its value.

         Through 2003, the sales expectations for PGS' multi-client library declined significantly, reflecting a weakening of the market for multi-client data. As a result, PGS' multi-client library amortization rates increased over time and PGS recognized an impairment of the multi-client data library of $90 million for the Predecessor for the ten months ended October 31, 2003. In 2004 and 2005, PGS had higher total sales than expected. Although the total sales expectations for many of the surveys have increased, expectations for certain individual surveys have decreased or been delayed, resulting in additional non-sales related amortization on those surveys. Because PGS applies its impairment tests and calculates its minimum amortization on a survey-by-survey basis, and due to the inherent uncertainty of sales forecasts, PGS is likely to have additional non-sales related amortization in the future.

         Due to PGS' adoption of fresh-start reporting, the book value of the portion of PGS' multi-client library that was recognized in the fresh-start balance sheet will be reduced if and when PGS realizes pre-fresh-start tax assets. Future amortization costs will be reduced accordingly. For additional information, please see "-Deferred Tax Asset" below and note 21 to the PGS Before Demerger Financial Statements.

       Oil and Natural Gas Accounting

       Following its adoption of fresh-start reporting, PGS used the successful efforts method of accounting for oil and natural gas properties. Under this method, all costs of acquiring unproved oil and natural gas properties and drilling and equipping exploration wells are capitalized pending determination of whether the properties have proved reserves. If an exploration well is determined not to have commercial quantities of reserves, the drilling and equipment costs for the well are expensed and classified as exploration costs at that time. All development drilling and equipment costs are capitalized. Capitalized costs of proved properties are amortized on a property-by-property basis using the unit-of-production method whereby the ratio of annual production to beginning of period proved oil and natural gas reserves is applied to the remaining net book value of such properties. Geological and geophysical costs are expensed as incurred and presented as exploration costs.

       The estimates of proved oil and natural gas reserves as of December 31, 2004 and 2003 were prepared by PGS' engineers in accordance with guidelines established by the SEC and the Financial Accounting Standards Board, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements. The estimates were reviewed by an independent reservoir engineering consultant. Oil and natural gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Both in 2003 and 2004, PGS had substantial increases of reserves caused by new extensions and discoveries. In addition, PGS had a fairly substantial increase in 2003 caused by a revision of previous estimates. For additional information about these estimates, please read note 30 of the PGS Before Demerger Financial Statements.

       Prior to its adoption of fresh-start reporting, PGS used the full cost method of accounting for oil and natural gas properties. Under this method, all costs associated with the acquisition, exploration and development of oil and natural gas properties are capitalized. Costs are accumulated on a country-by-country basis. Under this method, capitalized costs are amortized using the unit-of-production method on a country-by-country basis. Unevaluated properties are excluded from the amortization base. Future development costs and dismantlement and abandonment costs are included in the amortizable cost base. In accordance with SEC guidelines, the cost bases of proved oil and natural gas properties accounted for under the full cost method are limited, on a country-by-country basis, to the estimated future net cash flows from proved oil and natural gas reserves using prices and other economic conditions in effect at the end of the reporting period, discounted at 10%, net of related taxes. If the capitalized cost of proved oil and natural gas properties exceeds this limit, the excess is charged to expense as additional depletion, depreciation and amortization.

       PGS sold its oil and natural gas subsidiary Pertra to Talisman in March 2005 as described in "- Sale of PGS' Oil and Natural Gas Subsidiary Pertra" above. For additional information about PGS' oil and natural gas accounting, please read note 2 of the PGS Before Demerger Financial Statements.

       Accounting for Long-Lived Assets

       PGS reviews long-lived assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the undiscounted future cash flows is less than the carrying amount of the asset or group of assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value of the asset or group of assets. PGS assesses for possible impairment long-lived assets, such as multi-client data library, property and equipment, and proved oil and natural gas assets accounted for under the successful efforts method, upon the occurrence of a triggering event. Events that can trigger assessments for possible impairments include, but are not limited to (a) significant decreases in the market value of an asset, (b) significant changes in the extent or manner of use of an asset, (c) a physical change in the asset,
(d) a reduction of proved oil and natural gas reserves based on field performance and (e) a significant decrease in the price of oil or natural gas. PGS assesses for impairment unproved oil and gas properties in accordance with the guidelines of SFAS No. 19. Prior to the adoption of fresh-start reporting, PGS assessed for impairment oil and natural gas assets in accordance with the full cost accounting guidelines as described under "Oil and Natural Gas Accounting" above.

       Estimating undiscounted future cash flows requires PGS to make judgments about long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts are uncertain as they require assumptions about demand for PGS' products and services, future market conditions and future technological developments. Significant and unanticipated changes in these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.

       Through 2003, the future cash flow expectations for most of PGS' assets declined in line with difficult markets. As a result, PGS experienced substantial impairments both in 2002 and in 2003. In addition, PGS recognized a substantial reduction in asset values when PGS adopted fresh-start accounting in November 2003. In line with a strengthening of the markets, the future cash flow expectations have generally increased subsequent to 2003, although expectations for certain individual assets have decreased. However, PGS has not identified any impairment needs for individual assets in 2004 and 2005, except for the impairments recorded as a consequence of the decision to discontinue its four component seafloor operations in 2005 of $4.6 million.

       Deferred Tax Assets

       At December 31, 2005, PGS had a total of $623 million of deferred tax assets (net of deferred tax liabilities) in different jurisdictions, predominantly in Norway and the UK. At adoption of fresh-start reporting on November 1, 2003 and at December 31, 2004, PGS established valuation allowances for all of its deferred tax assets, with the exception of tax assets relating to Pertra. A valuation allowance, by tax jurisdiction, is established when it is more likely than not that all or some portion of the deferred tax assets will not be realized. The valuation allowance is periodically adjusted based upon the available evidence. During 2005, PGS concluded that certain valuation allowances were no longer necessary as available evidence, including recent profits and estimates of projected near term future taxable income, supported a more likely than not conclusion that the related deferred tax assets would be realized. As a result, in 2005 PGS released a portion of its valuation allowance, resulting in the recognition of a deferred tax asset of $20 million on the consolidated balance sheets at December 31, 2005.

       The estimates of projected near term future taxable income are based on a variety of factors and assumptions, many of which are subjective and are outside of PGS' control. Accordingly, these estimates could differ significantly from year to year, and PGS might end up realizing more or less of the deferred tax assets than the company has recognized on the balance sheet. If and when PGS realizes the benefits of deferred tax assets, for which the company established a valuation allowance at the adoption of fresh-start reporting, the positive effect does not flow through the consolidated statement of operations as a tax benefit, but is rather (as required under SOP 90-7) recorded as a reduction of the carrying value of long-term intangible assets existing at adoption of fresh-start reporting, until the value of such assets is reduced to zero. If there are benefits of deferred tax assets to be realized after those intangible assets have been reduced to zero, the benefits would be credited to shareholders' equity. As a result of realization of such deferred tax assets in 2005, PGS reduced the carrying values of the multi-client library by $25.3 million and other intangible assets by $1.8 million. Of the total valuation allowance as of December 31, 2005, $390.0 million relates to pre-reorganization amounts and will only affect net income through reduction of amortization expense for intangible assets. For additional information about how PGS accounts for deferred tax assets, please see Note 2 and Note 21 of the PGS Before Demerger Financial Statements.

       Fresh-Start Reporting

       PGS adopted fresh-start reporting upon its emergence from Chapter 11 in accordance with SOP 90-7. Accordingly, all assets and liabilities were adjusted to reflect their reorganization value as of November 1, 2003, which approximates fair value at the date of reorganization. PGS engaged independent financial advisors to assist in the determination of the reorganization value of the combined entity and for most of the individual assets and liabilities. Assets and liabilities were valued based on a combination of the cost, income and market approach. PGS also considered technical, functional and economic obsolescence. Please see "- 2003 Fresh-Start Reporting and Changes in Accounting Policy" above.

       Similar to the estimates made for long-lived assets as described above, the estimates of fair value made for purposes of fresh-start reporting required judgments regarding long-term forecasts of future revenues and costs related to all significant assets and liabilities. These forecasts are uncertain in that they require assumptions about demand for PGS' products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.

       PGS has indemnified the lessors in the UK leases for, among other things, the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities ("Tax Indemnities"). In connection with the adoption of fresh-start reporting in November 2003, PGS recorded a liability of (pound)16.7 million (approximately $28.3 million based on then current exchange rates) relating to the Tax Indemnities. PGS releases applicable portions of this liability if and when the UK Inland Revenue accepts the lessors' claims for capital allowances under each lease. In 2005, PGS released (pound)9.4 million (approximately $17.2 million based on then current exchange rates) of the liability. The remaining accrued liability as of December 31, 2005 is (pound)7.3 million (approximately $12.7 million based on then current exchange rates) and relates to the Petrojarl Foinaven lease, where an issue relating to the length of asset life remains. For additional information about PGS' UK leases, please read "- Liquidity and Capital Resources - UK Leases" below.

Seasonality

       PGS' Marine Geophysical segment experiences seasonality as a result of weather-related factors. Weather conditions in the North Sea generally prevent the full operation of seismic crews and vessels in the winter season and, due to vessel relocation, generally adversely impact PGS' first and fourth quarter results and, to a lesser extent, its second quarter results. Storm seasons in the tropics can also affect PGS' operations when the company has crews in the Gulf of Mexico or tropical Asia. During these periods, PGS generally relocates its seismic vessels to areas with more favorable weather conditions to conduct seismic activities, or the company conducts repairs and maintenance. On the other hand, PGS' fourth quarter revenue has historically been positively affected by end-of-year sales of multi-client data to oil and natural gas companies. In addition, timing of licensing activities and oil and natural gas lease sales may significantly affect quarterly operating results.

       PGS' Onshore segment can also be affected by weather and seasons, depending on where the company deploys its crews at a particular time. PGS' Production segment generally does not experience material seasonal effects, other than normal maintenance and refurbishment activities for the FPSO vessels in the Production segment that typically take place during the summer months.

       PGS' results of operations fluctuate from quarter to quarter due to a number of other factors. Oil and natural gas industry capital expenditure budgets and spending patterns influence PGS' results. These budgets are not necessarily spent in equal or progressive increments during the year, with spending patterns affected by individual customer requirements and industry-wide conditions. In addition, under PGS' revenue recognition policy, revenue recognition from data licensing contracts depends, among other things, upon when the customer selects the data. In addition, many of PGS' contract projects are relatively short term. The timing of start-up and completion and crew or vessel movement can significantly affect PGS' results of operations from period to period. As a result, PGS' seismic services revenue does not necessarily flow evenly or progressively during a year or from year to year.

Impact of Foreign Currency Fluctuations

        PGS conducts business in various currencies including the Bangladeshi taka, Bolivian boliviano, Brazilian real, Indian rupee, Kazakhstan tenge, Mexican peso, Nigerian naira, Saudi riyal, United Arab Emirates dirham, Venezuelan bolivar, British pound and the Norwegian kroner. PGS is subject to foreign currency exchange rate risk on cash flows related to sales, expenses, financing and investing transactions in currencies other than the U.S. dollar.

       PGS' cash flows from operations are primarily denominated in U.S. dollars, British pounds and Norwegian kroner. PGS predominantly sells its products and services in U.S. dollars while some portion of its operating expenses are incurred in British pounds and Norwegian kroner. PGS, therefore, typically has higher expenses than revenue denominated in British pounds and Norwegian kroner.

       In 2005 PGS started hedging a portion of its foreign currency exposure related to operating expenses by entering into forward currency exchange contracts. While PGS enters into these contracts with the purpose of reducing its exposure to changes in exchange rates, PGS does not account for the contracts as hedges. Consequently, all outstanding forward currency exchange contracts are recorded at estimated fair value using the mid rate and gains and losses are included in other financial items, net. As of December 31, 2005, PGS had open forward contracts to buy British pounds and Norwegian kroner amounting to approximately $194 million with a fair value of $(7.2) million (loss), which has been recognized in PGS' statements of operations. At December 31, 2004, PGS did not have any open forward exchange contracts.

       None of the open forward contracts at December 31, 2005 will be transferred to Petrojarl in the Demerger, while a portion of the unrealized losses in 2005 is allocated to Petrojarl Combined Statements of Operations.

       If British pounds had appreciated by a further 10% against the U.S. dollar at year-end, the fair value of the forward contracts on buying British pounds would have increased by $5.7 million. A similar 10% appreciation of Norwegian kroner against U.S. dollar would have increased the fair value of the forward contracts on buying Norwegian kroner by $11.9 million.

       Substantially all of PGS' debt is denominated in U.S. dollars.

RESULTS OF OPERATIONS

Overview

       PGS' results of operations for the years 2005, 2004 and 2003 (Successor and Predecessor) are presented below in an expanded format that shows the primary components of and key drivers affecting PGS' results of operations. PGS' consolidated statements of operations show separately the ten month period ended October 31, 2003 (Predecessor) and the two month period ended December 31, 2003 (Successor) as PGS emerged from Chapter 11 proceedings on November 5, 2003 and adopted fresh-start reporting effective as of November 1, 2003. As indicated in the discussion of PGS' results for 2003 below, Successor and Predecessor are in some areas combined for purposes of the discussion. Successor financial statements are prepared on the basis of fresh-start reporting from November 1, 2003 and include changes in the carrying value of assets and liabilities and changes to certain accounting policies.

       In addition, the results of operations discussed below exclude the results from PGS' Atlantis oil and natural gas subsidiary and its Tigress software subsidiary, both of which were sold in 2003 and are presented as discontinued operations in PGS' consolidated financial statements included in
Item 18 of the PGS Before Demerger Financial Statements. The results of operations discussed below include the results for Pertra, PGS' oil and natural gas subsidiary that PGS sold in March 2005, through February 2005. The Petrojarl Varg (Production segment) has provided production services to the operators of PL 038, in which Pertra owned a 70% interest. Accordingly, for the period during which PGS owned Pertra, 70% of the associated revenues from the Petrojarl Varg have been eliminated as inter-segment revenues. Effective from the sale of Pertra, PGS reports this portion of the revenues from the Petrojarl Varg as external revenues. As a result, the revenues of Production included in the consolidated statement of operations have increased.

       Discussed below are PGS' results of operations based on the three remaining business segments - Marine Geophysical, Onshore and Production - and Pertra as a separate business segment through February 2005. PGS operates its Marine Geophysical and Onshore segments globally and generates revenues primarily through contract acquisition sales and multi-client sales (pre-funding and late sales). PGS' Production segment generates revenues from contract production activities in the Norwegian and United Kingdom sectors of the North Sea. Pertra generated oil production revenues from its 70% interest in PL 038 in the Norwegian Sector of the North Sea.

       Pro Forma Adjustments

       Under each heading the sub-heading Pro Forma Adjustments describes the bridge between the PGS Before Demerger Financial Statements and the PGS Pro Forma Financial Statements. In general, these effects are related to presenting the carve-out effects of the Production Business and Pertra as discontinued operations. Please note that the PGS Pro Forma Financial Statements are only presented for 2005, consequently there are no discussions of the variances year on year.

Revenues

       The table below presents PGS' mix of revenues for each of the three years by business segment.

                                                                                 Predecessor
                                              Successor Company                    Company           Combined
                                              -----------------                    -------           --------
                                                                   Two Months    Ten Months        Twelve Months
                                                                      Ended         Ended              Ended
                                    Years Ended December 31,      December 31,   October 31,       December 31,
                                    ------------------------
                                      2005                 2004       2003          2003               2003
                                    -------------------------------------------------------------------------------
                                                              (In thousands of dollars)
Marine Geophysical
Contract........................     $   424,192     $   297,749      $  48,273     $ 302,451          $   350,724
Multi-clientpre-funding.........          40,006          30,535          6,510        43,187               49,697
Multi-client late sales.........         218,781         203,397         36,786       123,435              160,221
Other...........................          41,703          39,124          7,813        31,040               38,853
                                     -----------     -----------      ---------     ---------          -----------
                                         724,682         570,805         99,382       500,113              599,495
                                     -----------     -----------      ---------     ---------          -----------
Onshore
Contract........................         122,415         110,288         18,442       106,324              124,766
Multi-client pre-funding........          16,148          12,761          1,807        14,636               16,443
Multi-client late sales.........          13,976          10,112          1,210         8,005                9,215
                                     -----------     -----------      ---------     ---------          -----------
                                         152,539         133,161         21,459       128,965              150,424
                                     -----------     -----------      ---------     ---------          -----------
Production
Petrojarl I.....................          53,394          61,303         11,086        58,529               69,615
Petrojarl Foinaven..............          89,191          96,595         18,726        93,373              112,099
Ramform Banff...................          46,483          51,509          6,572        38,616               45,188
Petrojarl Varg..................          89,920          87,133          8,604        59,191               67,795
Other...........................           1,689           1,662            241           349                  590
                                     -----------     -----------    ------------   ----------        ------------
                                         280,677         298,202         45,229       250,058              295,287
Other/elimination...............           1,686         (56,834)        (3,243)      (29,369)             (32,612)
                                     -----------     -----------      ---------     ---------          -----------
Total revenues
  (services)....................       1,159,584         945,334        162,827       849,767            1,012,594
Revenues
  (products) -- Pertra...........         36,742         184,134          9,544       112,097              121,641
                                     -----------     -----------      ---------     ---------          -----------
Total revenues..................     $ 1,196,326     $ 1,129,468      $ 172,371     $ 961,864          $ 1,134,235
                                     ===========     ===========      =========     =========          ===========

Pro Forma Adjustments
Revenues (services)                     (271,273)
                                     -----------
Revenues (products)
                                         (36,742)
                                     -----------
Total Pro Forma
revenues (services)                  $   888,311
                                     ===========

        PGS' revenues for 2005 increased by $66.9 million as compared with 2004. Marine Geophysical increased by $153.9 million, while Onshore revenues increased by $19.3 million. These increases were offset by a reduction of revenues from Pertra, which was sold in March 2005, of $147.4 million, offset by a decrease in elimination of inter-segment revenues of $58.5 million, mainly caused by 70% of the revenues from Petrojarl Varg being reported as external from March 2005 as a result of the sale of Pertra. Total Production revenues decreased $17.5 million. Revenues for 2004 decreased $4.8 million as compared with combined 2003 revenues for Predecessor and Successor. Pertra revenues increased by $62.5 million, but this increase was more than offset by a decrease of revenues in Marine Geophysical ($28.7 million) and Onshore ($17.3 million) and higher elimination of inter-segment revenues as described below.

        Marine Geophysical - 2005 vs. 2004. Marine Geophysical 2005 revenues increased by $153.9 million (27%) as compared with 2004. Revenues from contract seismic acquisition increased by $126.5 million (42%), primarily as a result of improved pricing, better contractual terms and general improvement of operational efficiency in 2005. In 2004, in addition to weaker pricing, revenues were negatively affected by significant operating disturbances during completion of a large turnkey project offshore India in the second quarter. Revenues from multi-client late sales increased by $15.4 million (8%). In 2005, PGS increased its investment in multi-client data, and revenues from multi-client pre-funding increased by $9.5 million (31%). Pre-funding as a percentage of cash investments in multi-client data decreased to 87% in 2005 compared to 99% in 2004. PGS had a fairly consistent allocation of total 3D streamer capacity (measured by active streamer months) with approximately 91% contract and 9% multi-client in 2005, compared to 88% and 12%, respectively, in 2004.

        Marine Geophysical - 2004 vs. 2003. Marine Geophysical 2004 revenues decreased by $28.7 million (5%) as compared with 2003 (combined). Revenues from contract seismic acquisition decreased by $53.0 million (15%), primarily due to a close down of the ocean bottom 2C crew in late 2003. Revenues from this crew amounted to $40.5 million in 2003 (combined). In addition, contract revenues were negatively impacted by a weak contract market in the first half of 2004 and significant operating disturbances during completion of a large turnkey project offshore India in the second quarter. Revenues from multi-client late sales increased by $43.2 million (27%), reflecting overall high demand in the second half of 2004. In 2004, PGS reduced further its acquisition of multi-client data, and revenues from multi-client pre-funding decreased by $19.2 million (39%). Pre-funding as a percentage of cash investments in multi-client data increased to 99% in 2004 compared to 72% in 2003. In 2004, PGS allocated the total 3D streamer capacity for its seismic fleet between contract and multi-client data acquisition (measured by active streamer months) approximately 88% and 12%, respectively, as compared to approximately 78% and 22%, respectively, in 2003.

        Onshore - 2005 vs. 2004. Onshore revenues for 2005 increased by $19.3 million (14%) as compared with 2004. Onshore had higher revenues in the U.S and Canada both within the contract market and within the multi-client market (where all revenues are generated in the U.S.). Furthermore, the new project in Nigeria caused increasing revenues in the Eastern Hemisphere, offset by a further reduction of the activity level and revenues in Mexico.

        Onshore - 2004 vs. 2003. Onshore revenues for 2004 decreased by $17.3 million (11%) as compared with 2003 (combined). Onshore had significant activity in Alaska, Mexico and Saudi Arabia in 2003, but in 2004 Onshore had no activity in Saudi Arabia or Alaska. In addition, activity in Mexico declined at the end of 2004 as PGS completed one of its two large projects in that region in the third quarter.

        Production - 2005 vs. 2004. Production revenues for 2005 decreased $17.5 million (6%) as compared to 2004. Petrojarl I revenues declined $7.9 million (13%) and Petrojarl Foinaven revenues declined $7.4 million (8%) primarily due to natural field production declines. In addition, production from Petrojarl Foinaven was reduced by problems related to oil/water separation and related maintenance slowdown and shutdown. Revenues from Ramform Banff decreased by $5.0 million (10%), primarily due to a $3.7 million lump sum modification job for Canadian Natural Resources included in 2004 revenues, while production compensation has been realized at the minimum day rate both in 2004 and 2005. Production levels on Ramform Banff have been fairly consistent, just above 10,000 barrels per day, both in 2004 and 2005. Revenues from Petrojarl Varg increased by $2.8 million (3%), including inter-segment revenues from Pertra (approximately 70% of Petrojarl Varg revenues through February 2005). The increase is due primarily to increased production. Both 2004 and 2005 were negatively affected by a damage to the main production riser on the Varg field that reduced production from November 5, 2004 until March 9, 2005. The compensation structure in the Petrojarl Varg production contract was amended, effective May 29, 2004, to a combination of a fixed day rate and a production tariff (as compared to a pure production tariff previously).

        Production - 2004 vs. 2003. Production revenues for 2004 increased $2.9 million (1%) as compared to 2003 (combined). Petrojarl Foinaven revenues declined $15.5 million (14%) primarily due to a natural field production decline. Petrojarl I revenues declined $8.3 million (12%) primarily for the same reason. Further, the production on Petrojarl I was shut down from September 12 to October 29, 2004 due to a labor conflict on the NCS, but the revenue impact was limited as PGS received force majeure compensation during the period. Revenues from Ramform Banff increased by $6.3 million (14%), primarily due to a $3.7 million lump sum modification job for Canadian Natural Resources and a new production contract effective January 1, 2004 with a minimum day-rate of $125,000. Revenues from Petrojarl Varg increased by $19.3 million (29%), including inter-segment revenues from Pertra (approximately 70% of Petrojarl Varg revenues). The increase is due primarily to increased production, despite a shut down for approximately two weeks in October 2004 related to a labor conflict on the NCS and damage to the main production riser on the Varg field that reduced production to approximately 50% of the field's potential from November 5, 2004 through the end of the year.

        Elimination of inter-segment revenues. In 2005, elimination of inter-segment revenues (which reduces consolidated revenues) decreased by $60.0 million as compared to 2004 primarily due to reporting 70% of the Production revenues relating to Petrojarl Varg as external from March 2005, as a result of the sale of Pertra. Through February 2005, 70% of Petrojarl Varg revenues related to Pertra's interest in the Varg field, were eliminated in the consolidated financial statements. These inter-segment revenues, which aggregated $9.1 million, $60.4 million and $45.1 million in 2005, 2004 and 2003 (combined), respectively, are eliminated in the consolidated statement of operations.

        Pertra. Pertra revenues for 2005 decreased $147.4 million (80%) as compared with 2004, primarily as a consequence of the sale of Pertra in March, as 2005 includes only two months of revenues from Pertra compared to full year for 2004. Pertra revenues for 2004 increased $62.5 million (51%) as compared with 2003 (combined) primarily due to increased production of oil.

       Pro Forma Adjustments

        Pro forma revenues from services for 2005 decreased by $271.3 million to $888.3 million compared to PGS Before Demerger, while revenues from Products decreased by $36.7 million to zero as Pertra is presented as discontinued operations.

Cost of Sales

       The following table shows PGS' cost of sales (products and services), excluding depreciation and amortization, by segment and each segment's cost of sales as a percentage of revenues generated by that segment:

                                                                                       Predecessor
                                                    Successor Company                    Company         Combined
                                                    -----------------                    -------         --------
                                                                       Two Months      Ten Months      Twelve Months
                                                                          Ended           Ended            Ended
                                         Years Ended December 31,      December 31,    October 31,     December 31,
                                         ------------------------
                                           2005            2004           2003            2003             2003
                                           ----            ----       --------        --------        ---------
                                                    (In thousands of dollars, except percentage data)
Marine Geophysical.....                 $ 373,504       $ 342,460        $ 55,903     $  248,965         $ 304,868
  % of revenue.........                      51.5%           60.0%           56.3%          49.8%             50.9%
Onshore................                 $ 124,334       $  92,290        $ 13,043     $   76,634         $  89,677
  % of revenue.........                      81.5%           69.3%           60.8%          59.4%             59.6%
Production.............                 $ 184,313       $ 167,764        $ 21,208     $  133,114         $ 154,322
  % of revenue.........                      65.7%           56.3%           46.9%          53.2%             52.3%
Other..................                 $   8,613       $   9,558        $    900     $    6,776         $   7,676
Transfer of cost(1)....                   (12,418)        (24,160)          3,990        (11,093)           (7,103)
                                        ---------       ---------        --------     ----------         ---------
Total cost of sales
  (services)...........                 $ 678,346       $ 587,912        $ 95,044     $  454,396         $ 549,440
  % of revenue.........                      58.5%           62.2%           58.4%          53.5%             54.3%
                                        ---------       ---------        --------     ----------         ---------
Cost of sales (products)
Pertra.................                 $  28,542       $  93,035        $  7,040     $   61,910         $  68,950
Elimination(1).........                    (6,238)        (48,197)         (5,130)       (28,528)          (33,658)
                                        ----------      ---------        --------     ----------         ---------
Total cost of sales
  (products)...........                 $  22,304       $  44,838        $  1,910     $   33,382         $  35,292
  % of revenue.........                      60.7%           24.3%           20.0%          29.8%             29.0%
                                        ---------       ---------        --------     ----------         ---------
Total cost of sales....                 $ 700,650       $ 632,750        $ 96,954     $  487,778         $ 584,732
  % of revenue.........                      58.6%           56.0%           56.2%          50.7%             51.6%
                                        ==========      ==========       =========    ===========        ==========

Pro Forma Adjustments
Cost of sales (Services)                $(179,767)
Cost of sales (Products)                  (22,304)
                                        ----------
Total  Pro   Forma   cost  of  sales
(services)                              $ 498,579
  % of revenue.........                      56.1%
                                        ==========

(1) Elimination of inter-segment charter hire related to Petrojarl Varg and inter-segment transfers of costs.

        Cost of sales (services) - 2005 vs. 2004. Cost of sales (services) increased by $90.4 million in 2005 as compared with 2004 as costs increased in Marine Geophysical, Onshore and Production. The main reasons are increased activity levels in Marine Geophysical and Onshore, general cost increases (in particular fuel prices and payroll) and increased repair and maintenance costs both on the seismic vessels and the FPSOs. Marine Geophysical cost of sales (services) increased $31.0 million, mainly caused by charter of third party 2D vessel capacity in 2005, price increases of fuel and lube and increased repair and maintenance cost, partly offset by an increase in capitalized multi-client cost. The cost of sales as a percentage of revenues for Marine Geophysical decreased to 52% in 2005 compared to 60% in 2004, in line with the substantial increase of revenues. Onshore cost of sales increased $32.0 million, mainly caused by the increased activity level. The cost of sales as a percentage of revenues for Onshore increased to 82% in 2005 compared to 69% in 2004, mainly caused by significant mobilization and start-up costs in Nigeria and Libya where the corresponding expected project revenues, which are recognized based on progress of production, were not all recognized in 2005. Production's cost of sales increased by $16.5 million, primarily due to increased repair and maintenance expenses.

        Production's cost of sales includes all of the operating costs, excluding depreciation and amortization, for Petrojarl Varg. Through February 2005, 70% of these costs are eliminated from consolidated cost of sales (services) and included in cost of sales (products) and 70% of Petrojarl Varg revenues are eliminated from cost of sales (products) representing the 70% interest Pertra had in the Varg field.

        Cost of sales (products) - 2005 vs. 2004. Cost of sales (products) decreased by $22.5 million in 2005 as compared with 2004 as 2005 only includes two months of costs for Pertra, as a consequence of the sale of this subsidiary in March 2005, compared to twelve months of costs for 2004.

        Eliminations. Total elimination of inter-segment costs (which reduces consolidated operating costs) in 2004 decreased by $57.4 million compared to 2004 primarily due to discontinuing the elimination of 70% of Petrojarl Varg charter hire expenses from March 1, 2005.

        Cost of sales (services) - 2004 vs. 2003. Cost of sales (services) increased by $38.5 million in 2004 as compared with 2003 (combined) primarily due to reduced multi-client activity in the Marine Geophysical business as PGS increased its focus in 2004 on contract marine seismic acquisition as compared to 2003. As a result, PGS reduced costs capitalized as investment in multi-client library by $49.5 million. In addition, cost of sales increased due to general cost increases driven by a weakening of the U.S. dollar against the British pound and the Norwegian kroner (which increases the reported U.S. dollar cost of expenses incurred in those currencies) and increased fuel prices, partially offset by the effect of closing down the ocean bottom 2C crew in late 2003. Production's cost of sales increased by $13.4 million, primarily due to increased materials purchases reimbursed by a customer, a weakening of the U.S. dollar exchange rate (which increases the reported U.S. dollar cost for Production since a significant part of these costs are incurred in British pounds and Norwegian kroner) and increased maintenance expense.

        Cost of sales (products) - 2004 vs. 2003. Cost of sales (products) increased by $9.5 million in 2004 as compared with 2003 (combined) as a result of increased Pertra operating costs due primarily to a significant increase in production and increased well intervention costs.

       Pro Forma Adjustments

        Pro forma cost of sales (services) decreased $179.8 million to $498.6 million compared to PGS Before Demerger, while cost of sales (products) decreased by $22.3 million to zero as Pertra is presented as discontinued operations.

Exploration Costs

       Exploration costs were $1.4 million in 2005 compared to $16.3 million in 2004. Exploration costs in 2004 include $11.4 million for the drilling of a dry exploration well in PL038. PGS incurred exploration costs in its oil and natural gas subsidiary Pertra, which was sold in March 2005. Such costs include costs to drill exploration wells and other costs related to exploration for oil and natural gas, including geological and geophysical services, excluding depreciation and amortization.

       Prior to adopting fresh-start reporting, PGS accounted for oil and natural gas assets using the full cost method and all exploration costs were capitalized.

       Pro Forma Adjustments

       Pro forma exploration costs were zero for 2005, as Pertra is presented as discontinued operations.

Depreciation, Depletion and Amortization

       Depreciation, depletion and amortization ("DD&A") expenses result primarily from the allocation of capitalized costs over the estimated useful lives of PGS' geophysical seismic vessels and equipment, its FPSO vessels, its seismic and operations computer equipment, leasehold improvements, buildings and other fixtures, and depletion of its oil and gas exploration and production assets (consisting of licenses, tangible and intangible costs of drilling wells and production equipment) that are depleted using a units of production method based on proved oil and gas reserves. DD&A expenses also include the amortization of PGS' multiclient data library, which the company refers to as MCDL Amortization, and the amortization of certain intangible assets recognized upon its adoption of fresh-start reporting effective as of November 1, 2003.

       The following table shows PGS' total DD&A expenses by segment. For the Marine Geophysical and Onshore segments, PGS has provided separately (1) DD&A expenses excluding MCDL Amortization, or Adjusted DD&A, and (2) MCDL Amortization because it believes that separately disclosing MCDL Amortization provides users useful information about a key component impacting the results of its geophysical operations.

                            Successor     Successor      Successor   Predecessor
                             Company       Company        Company      Company        Combined
                         ------------- -------------  ------------- -----------    ---------
                                                        Two Months   Ten Months     Twelve Months
                           Year Ended    Year Ended        Ended        Ended           Ended
                          December 31,  December 31,   December 31,  October 31,    December 31,
                              2005          2004           2003         2003            2003
                         ------------- -------------  ------------- -----------    ---------
                                                (In thousands of dollars)
Marine Geophysical:
  Adjusted DD&A......      $  54,120     $  55,277       $  9,565    $  59,730        $  69,295
  MCDL amortization..        118,229       186,435         29,786      131,485          161,271
                           ---------     ---------       --------    ---------        ---------
     DD&A............        172,349       241,712         39,351      191,215          230,566
                           ---------     ---------       --------    ---------        ---------
Onshore:
  Adjusted DD&A......         16,355        18,677          3,571       14,292           17,863
  MCDL amortization..         15,310        21,208          2,653       15,133           17,786
                           ---------     ---------       --------    ---------        ---------
     DD&A............         31,665        39,885          6,224       29,425           35,649
                           ---------     ---------       --------    ---------        ---------
Production:
  DD&A...............         44,064        44,561          8,112       43,418           51,530
Pertra:
  DD&A...............          6,710        38,965            743       30,826           31,569
Corporate and other:
  Adjusted DD&A......          3,637         2,414            361        4,911            5,272
  MCDL amortization..            930           825            908        1,781            2,689
                           ---------     ---------       --------    ---------        ---------
     DD&A............          4,567         3,239          1,269        6,692            7,961
                           ---------     ---------       --------    ---------        ---------
Total:
  Adjusted DD&A......        124,886       159,894         22,352      153,177          175,529
  MCDL amortization..        134,469       208,468         33,347      148,399          181,746
                           ---------     ---------       --------    ---------        ---------
     DD&A............      $ 259,355     $ 368,362       $ 55,699    $ 301,576        $ 357,275
                           =========     =========       ========    =========        =========

Pro Forma Adjustments
  Adjusted DD&A......        (50,774)
  MCDL amortization..
                                  --
Total:
  Adjusted DD&A......
                              74,112
  MCDL amortization..        134,469
                           ---------
Total Pro Forma DD&A       $ 208,581
                           =========

         2005 vs. 2004. Adjusted DD&A for 2005 decreased by $35.0 million (22%) compared to 2004 primarily due to reduced depreciation from Pertra of $32.3 million as Pertra is only included for two months of 2005 compared to a full year for 2004.

         MCDL Amortization for 2005 decreased by $74.0 million (35%) as compared with 2004. Amortization for 2005 included $35.4 million of non-sales related amortizations (minimum amortization of $20.4 million and write downs of $15.0 million), compared to $48.8 million in 2004. Please read note 2 of the notes to the PGS Before Demerger Financial Statements for a description of PGS' policy related to amortization of multi-client library. In total, MCDL Amortization as a percentage of multi-client revenues was 46% in 2005 compared to 81% in 2004. Excluding the non-sales related amortization, the amortization was 34% and 62% of revenues in 2005 and 2004 respectively, reflecting generally lower amortization rates on sales in 2005 as well as a significant increase in sales relating to surveys that were already fully amortized ($150.6 million in 2005 compared to $65.8 million in 2004).

         In 2005 the net book value of PGS' multi-client library was reduced by $25.3 million as a result of the recognition of deferred tax assets, which had been offset by full valuation allowance when PGS adopted freshstart reporting on November 1, 2003 (please see "- Critical Accounting Policies and Estimate - Deferred Tax Assets" above). As such, this reduction is not a policy or judgment relating to the multi-client library, but an application of AICPA Statement of Opinion ("SOP") 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code", which requires realization of pre-restructuring tax assets to be recorded as a reduction of intangible assets recognized upon adoption of fresh-start reporting (see separate section for income tax expense below). Additional realization of such valuation allowance, and corresponding reduction of the net book value of intangible assets, may occur in future periods.

         2004 vs. 2003. Adjusted DD&A for 2004 decreased by $15.6 million (9%) compared with 2003 (combined) primarily due to reduced depreciation in Marine Geophysical ($14.0 million) and Production ($7.0 million). Reductions in those two segments were partly offset by increased depreciation and depletion of oil and gas assets in Pertra, reflecting increased production. Depreciation in Marine Geophysical and Production generally decreased due to the significant reduction in carrying values of fixed assets as a result of PGS' adoption of fresh-start reporting effective as of November 1, 2003, partly offset by a reduction of the estimates of the useful depreciable lives for several of the assets in PGS' seismic and FPSO fleet. Additionally, depreciation capitalized as part of the cost of multi-client library was reduced by $9.1 million to $4.0 million in 2004.

         MCDL Amortization for 2004 increased by $26.7 million (15%) as compared with 2003 (combined). The increase relates primarily to charges for minimum amortization that amounted to $28.9 million and additional amortization of $19.9 million to write certain surveys down to fair value compared to minimum amortization of $36.6 million in 2003 (impairments were presented separately). Please read note 2 of the notes to the PGS Before Demerger Financial Statements for a description of PGS' policy related to amortization of multi-client library. In total, MCDL Amortization as a percentage of multi-client revenues was 81% in 2004 compared to 76% in 2003.

       Pro Forma Adjustments

        Pro forma DD&A decreased $50.8 million to $208.6 million compared to PGS Before Demerger. The whole reduction is related to adjusted DD&A for Pertra and Production that was reduced to $74.1 million, while MCDL amortization in the PGS Pro Forma Financial Statements are unchanged from PGS Before Demerger Financial Statements.

Selling, General and Administrative Costs

       Selling, general and administrative costs in 2005 increased by $2.6 million as compared with 2004 to $67.4 million. The primary reason for the increase is increased bonus expenses to a broad category of employees due to achievement of key performance indicators under the bonus program established for 2005, partly offset by a reduction due to Pertra only being included for two months in 2005. Also, because PGS incurs most of its selling, general and administrative costs in Norwegian kroner and other currencies other than the U.S. dollar, the weakening of the U.S. dollar against these currencies increased its reported cost.

       Selling, general and administrative costs in 2004 increased $13.1 million as compared with 2003 (combined). The increase was caused by various factors. PGS increased substantially its effort in several areas including internal audit, internal control and compliance; business development and business improvement projects; and human resources. PGS' selling costs increased because its multi-client late sales increased substantially. PGS incurred increased bonus expenses to a broad category of employees due to achievement of key performance indicators under the bonus program that PGS established for 2004. Also, a weakening of the U.S. dollar increased PGS' reported costs.

       Pro Forma Adjustments

       Pro forma selling, general and administrative costs in 2005 decreased $16.8 million to $50.6 million compared to PGS Before Demerger.

Impairment of Long-Lived Assets

       Since PGS generally evaluates its multi-client library on a survey-by-survey basis at the end of each year, the company expects to write down the value of some surveys each year due to survey specific factors. In 2005 and 2004, PGS reported no impairments related to the multi-client library since PGS classified as amortization, rather than impairments, $15.0 million and $19.9 million, respectively, in write-downs of individual surveys that related to individual survey-specific factors and that were not individually material. In 2005 PGS recognized an impairment charge of $4.6 million related to its decision to convert the vessels used in its seafloor 4C operations to towed streamer operations.

       In the first ten months (Predecessor) of 2003, PGS had impairments of $95.0 million, which included $90.0 million of impairment of multi-client library and $5.0 million of impairments related to other assets and equipment.

       Pro Forma Adjustments

       Pro forma impairment of long-lived assets for 2005 equaled PGS Before Demerger, as the impairments in 2005 were related to the Geophysical Business.

Gain on Sale of Subsidiaries, Net

       In 2005, PGS recognized $156.4 million of net gains on the sale of subsidiaries. This primarily related to the sale of Pertra with a gain of $157.9 million, partially offset by loss of $1.5 million on the sale of its Norwegian Reservoir Services subsidiary. PGS had no such gains in 2004 or 2003.

       Pro Forma Adjustments

       Pro forma loss on sale of subsidiaries, net for 2005 decreased $157.9 million to a loss of $1.5 million compared to PGS Before Demerger. The decrease was caused by reclassifying the gain on the sale of Pertra of $157.9 million to discontinued operations.

Other Operating (Income) Expense, Net

       PGS recorded other operating income, net, of $26.1 million in 2005. The amount includes a gain of $17.2 million from the release of liabilities related to its UK leases (as described in further detail in the section "--Liquidity and Capital Resources -- UK Leases" below) and a gain of $8.9 million from the successful resolution of a claim against an equipment supplier. In 2004 PGS recorded other operating expense, net, of $8.1 million, primarily relating to costs to complete the 2002 U.S. GAAP consolidated financial statements and the re-audit of its U.S. GAAP financial statements for the year ended December 31, 2001. In 2003 (combined) PGS recorded other operating expense, net, of $22.4 million, primarily relating to severance payments that aggregated $19.8 million.

       Pro Forma Adjustments

       Pro forma other operating income, net, for 2005 decreased $5.6 million to $20.5 million compared to PGS Before Demerger, due to the release of liabilities related to the UK lease on Ramform Banff which is included in the Petrojarl Combined Financial Statements..

Interest Expense and Other Financial Items

       Interest expense for 2005 amounted to $96.4 million, a reduction of $14.4 million from 2004. The decrease reflects a significant reduction of interest-bearing debt and capital leases between the two periods. Interest expense for 2004 totaled $110.8 million compared to $99.0 million for the first ten months (Predecessor) and $16.9 million for the last two months (Successor) of 2003. PGS' average interest bearing debt was significantly lower in 2004 compared to 2003, but in 2003 most of its debt did not accrue interest for approximately 100 days while PGS were in Chapter 11 proceedings.

       Income from associated companies totaled $0.3 million in 2005 compared to $0.7 million in 2004 and $1.0 million in 2003 (combined).

       Other financial items, net, amounted to income of $5.9 million in 2005 compared to an expense of $10.9 million in 2004. The improvement of $16.8 million primarily relates to a foreign exchange gain of $4.1 million in 2005 compared to a loss of $8.0 million in 2004. Interest income increased by $2.6 million and PGS received a consent fee of $3 million in 2005 for certain changes to its UK leases. In 2004, PGS had other financial expenses of $10.9 million in 2004 compared to an expense of $5.7 million in 2003 (combined).

       In 2005, PGS completed a refinancing of a substantial portion of its long-term debt and credit facilities and in particular the notes it issued in the 2003 financial restructuring. In March 2005, PGS redeemed $175 million of the $250 million 8% Senior Notes due 2006 at 102% of par value. In November PGS redeemed the remaining $75 million of the notes at 101% of par value. In December PGS completed a tender offer and consent solicitation for the $746 million 10% Senior Notes due 2010. As a result, approximately $741.3 million aggregate principal amount of the notes were retired at a price of 113.64% of par value. The total cost of the refinancing, net of the aggregate amount of new debt incurred, was $107.3 million, including repayment premiums and expenses. This amount was charged to expense in 2005 and classified as debt redemption and refinancing cost. PGS did not incur any comparable costs for 2004 or 2003.

       Pro Forma Adjustments

       Pro forma interest expense for 2005 decreased $32.4 million to $64.0 million compared to PGS Before Demerger, due to the pro forma adjustments for indebtness related to the Production Business.

       Pro forma other financial income for 2005 increased $2.4 million to $8.3 million compared to PGS Before Demerger, due primarily to foreign exchange losses included in Petrojarl Combined Financial Statements.

       Pro forma debt redemption and refinancing costs for 2005 decreased $29.0 million to $78.3 million compared to PGS Before Demerger. The debt redemption premium and refinancing costs in 2005 are allocated to PGS Pro Forma Financial Statements based on the same principle as net interest bearing debt, resulting in a pro forma total cost of $78.3 million.

       Pro forma income from associated companies for 2005 decreased $0.3 million to $0.03 million compared to PGS Before Demerger. This amount is incorporated in other financial items, net, as the amount is immaterial for separate disclosure.

Reorganization Items

       In connection with the Chapter 11 reorganization, which PGS completed in 2003, it recorded reorganization items in its consolidated statement of operations totaling $3.5 million in expenses for 2004 and the following items in 2003:

     o for the first ten months (Predecessor) PGS recorded a gain on debt discharge of $1,253.9 million and costs of reorganization of $52.3 million;

     o for the last two months (Successor) PGS recorded $3.3 million in costs of reorganization; and

     o for the first ten months (Predecessor) PGS recorded the net effect at November 1, 2003, of adopting fresh-start reporting of $532.3 million. This amount represents the net effect of differences between the fair value of its assets and liabilities as measured at November 1, 2003 and the carrying value of those assets and liabilities immediately before adoption of fresh-start reporting.

         PGS describes its financial restructuring in more detail under "-- 2003 Financial Restructuring" above and in note 3 of the notes to the PGS Before Demerger Financial Statements. PGS describes its adoption of fresh-start reporting in more detail under "-- 2003

Fresh-Start Reporting and Changes in Accounting Policies" above and in note 3 of the notes to the PGS Before Demerger Financial Statements.

         Pro Forma Adjustments

         No Reorganization items were recorded in 2005.

Income Tax Expense

         Income tax expense was $21.8 million in 2005 compared with $48.0 million in 2004 and $18.1 million in 2003 (combined), excluding tax relating to discontinued operations and the adoption of fresh-start reporting. Tax expenses in 2005 included current taxes of $10.8 million and net deferred tax expenses of $11.0 million. Taxes payable related primarily to foreign taxes in regions where PGS is subject to withholding taxes or deemed to have a permanent establishment and where it had no carryover losses. Current taxes included $2.7 million in income related to tax contingencies.

         At December 31, 2005, PGS had a total of $623 million of deferred tax assets (net of deferred tax liabilities) in different jurisdictions, predominantly in Norway and the UK. At adoption of fresh-start reporting on November 1, 2003 and at December 31, 2004, PGS established valuation allowances for all of its deferred tax assets, with the exception of tax assets relating to Pertra. A valuation allowance, by tax jurisdiction, is established when it is more likely than not that all or some portion of the deferred tax assets will not be realized. The valuation allowance is periodically adjusted based upon the available evidence. During 2005, PGS concluded that certain valuation allowances are no longer necessary as available evidence, including recent profits and estimates of projected near term future taxable income, supported a more likely than not conclusion that the related deferred tax assets would be realized. As a result, in 2005 PGS released a portion of the valuation allowance, resulting in the recognition of a deferred tax asset of $20 million in the balance sheet at December 31, 2005. For more information about how PGS evaluate the need for valuation allowances related to deferred tax assets, including the effects of realizing the benefits of deferred tax assets for which a valuation allowance was established at the adoption of fresh-start reporting, please read note 21 of the notes to the PGS Before Demerger Financial Statements.

         Tax expenses in 2004 included current taxes of $20.8 million and net deferred tax expenses of $27.2 million. Current taxes included a $9.5 million charge related to tax contingencies. Deferred tax expense related primarily to Pertra where PGS made a full deduction of capital expenditures for tax purposes in the year these were incurred. Pertra was subject to petroleum taxation rules in Norway at a nominal tax rate of 78%, where PGS could not offset its income against losses from other operations.

         Tax expenses in 2003 included current taxes of $24.0 million and net deferred tax benefits of $5.9 million.

       Pro Forma Adjustments

       Pro forma income tax expense for 2005 increased $2.6 million to $24.4 million compared to PGS Before Demerger, related to income tax expenses on the Pertra operations.

       Pro forma net deferred tax assets (net of deferred tax liabilities) at December 31, 2005 decreased $130 million to $493 million (before valuation allowance of $473 million) compared to PGS Before Demerger.

Discontinued Operations

       In 2005, PGS recognized income from discontinued operations, net of tax, of $0.5 million relating to the sale of its Production Services subsidiary in 2002. In 2004, PGS recognized income from discontinued operations, net of tax, of $3.0 million relating to the same subsidiary. In 2003, loss from discontinued operations, net of tax, amounted to $2.3 million for the first ten months (Predecessor) and $0.1 million for the last two months (Successor).

       Pro Forma Adjustments

       Pro forma income from discontinued operations, net of tax, for 2005 increased $159.4 million to $159.9 million compared to PGS Before Demerger, related to presenting both income from operations for Pertra and the gain from the sale of Pertra as discontinued operations.

Operating Profit (Loss) and Net Income (Loss)

         Operating profit for 2005 was $335.4 million, compared to a profit of $35.7 million for 2004. In 2003 PGS recorded a profit of $9.8 million for the first ten months (Predecessor) of 2003, which included impairment charges of $95.0 million, and a profit of $10.7 million for the last two months (Successor) of 2003.

         PGS reported net income of $112.6 million for 2005, compared to a net loss of $134.7 million for 2004. For 2003 PGS reported net income of $557.0 million for the first ten months (Predecessor) and a net loss of $10.0 million for the last two months (Successor). As described above, net income for the first ten months of 2003 is significantly impacted by the effects of its financial reorganization, including a gain on debt discharge of $1,253.9 million, adoption of fresh-start reporting ($532.3 million), and impairment charges ($95.0 million).

         Pro Forma Adjustments

         Pro forma operating profit for 2005 decreased $200.4 million to $135.0 million compared to PGS Before Demerger, while pro forma net income increased $19.9 million to $132.5 million compared to PGS Before Demerger.

       Operating Segment Profit

         Segment operating profit is an integral part of how PGS monitors the performance of its businesses. A reconciliation of operating profit/(loss) for 2005 and segment operating profit by year are presented in the tables below. The individual reconciling items are discussed in separate paragraphs above. Please read Note 27 to the consolidated financial statements included in the PGS Before Demerger Financial Statements for a reconciliation of segment operating profit to income (loss) before income tax expense (benefit) and minority interest.

2005                              Operating    Other operating   Net (gain) on    Impairment       Operating
                                  ----------    --------------   --------------   -----------      ---------
                                 profit/(loss)   (income)/expense   sale of        of long       segment profit
                                 -------------   ----------------   -------        -------       --------------
                                                                  subsidiaries   lived assets
                                                                  ------------   ------------
                                                           (In thousands of dollars)
Marine Geophysical.........        $ 154,501     $  (8,847)        $     --     $    4,575        $ 150,229
Onshore....................           (9,803)                                                        (9,803)
                                                        --               --             --
Production.................           43,491            --               --                          43,491
                                                                                        --
Pertra.....................           (1,507)                                                        (1,507)
                                                        --               --            --
Reservoir/Shared                     147,841       (17,248)        $(156,382)                       (25,789)
Services/Corporate.........                                                             --
Elimination................              924            --               --                             924
                                   ---------                                    ----------        ---------
Total                              $ 335,447     $ (26,095)        $(156,382)   $    4,575        $ 157,595
                                 -----------   ------------     -------------   ----------     ------------

                                                                                    Predecessor
                                                    Successor Company                 Company      Combined
                                                    -----------------              -----------  -------------
 Operating Segment Profit                                            Two Months     Ten Months   Twelve Months
                                                                        Ended          Ended         Ended
                                       Years Ended December 31,     December 31,    October 31,  December 31,
                                       ------------------------
                                            2005     2004               2003           2003          2003
                                            ----     ----           --------       --------     ---------
                                                  (In thousands of dollars, except percentage data)
Marine Geophysical.................      $ 150,229     $ (34,980)      $  1,772        $41,782     $  43,554
Onshore............................         (9,803)       (4,535)         1,778         19,741        21,519
Production.........................         43,491        77,769         11,878         66,876        78,754
Pertra.............................         (1,507)       28,120         (3,198)        17,236        14,038
Reservoir/Shared Services/Corporate        (25,789)      (20,986)          (476)       (19,475)      (19,951)
Elimination........................            924        (1,593)                                        924
                                         ---------     -----------  -----------     ----------  ------------

Total..............................      $ 157,545     $  43,795       $ 11,754       $126,160     $ 137,914
                                       -----------   -----------    -----------     ----------  ------------

         Marine Geophysical - Marine Geophysical reported a segment operating profit of $150.2 million in 2005 compared to a loss of $35.0 million in 2004. This improvement was primarily driven by a significant improvement in contract performance and lower multi-client amortization rates.

         Marine Geophysical reported a segment operating loss of $35 million in 2004 compared to a profit of $43.6 million in 2003. This was driven primarily by weaker performance in the contract market, especially in the first half of 2004 when it experienced weak prices, operating disturbances and higher costs of sales.

         Onshore - Onshore recorded a segment operating loss of $9.8 million in 2005 compared to a loss of $4.5 million in 2004. The weak result, despite increased revenues, relates primarily to mobilization and start-up costs for projects at the end of 2005. Onshore is expected to realize strong results in the first half of 2006 because a significant portion of mobilization costs on large projects have been recognized in 2005, while most of the revenue generating activities will be performed in 2006. Compared to the Onshore segment operating profit of $21.5 million in 2003, it saw a decline by $26.0 million in 2004, which was primarily due to a reduction of activity on profitable contracts in South America.

         Production - Production recorded a segment operating profit of $43.5 million in 2005, which represents a reduction of $34.3 million from 2004. This reduction was caused by a combination of a reduction of revenues from all vessels except Petrojarl Varg and increased costs. For 2003, the segment operating profit was $78.8 million, which was 1% higher than 2004.

         Pertra - Pertra recorded a segment operating loss of $1.5 million for two months of operations in 2005, compared to full year profit of $28.1 million for 2004 and $14 million for 2003.

         For more information regarding segment operating profit, please see note 27 of the notes to the PGS Before Demerger Financial Statements.

OUTLOOK; FACTORS AFFECTING PGS' FUTURE OPERATING RESULTS

       PGS' future operating results will depend on numerous factors, including those described under "Risk Factors". Factors that will impact PGS' future operating results include, but are not limited to, the following:

      o PGS' ability to complete a separation of its Geophysical and Production Businesses;
      o the development of PGS' main market drivers, which includes prices and price expectations for oil and natural gas. Such prices and price expectations affect the demand for exploration and production related seismic services and the economics in developing and producing small and medium sized oil and natural gas fields;
      o PGS' ability to optimize performance of its FPSO vessels and profitably expand the Production segment, including, among others:
           o  sustaining high regularity and uptime;
           o maximizing volumes and revenues under current contracts, including further extension of contract duration where appropriate; and
           o capturing new profitable contract opportunities and achieving timely redeployment of vessels on terms and at volumes reflecting their production capacities;
      o the business performance of PGS' Onshore and Marine Geophysical segments, including, among others:
           o the demand for contract seismic services, coupled with (a) PGS' ability to benefit from its strong HD3D(SM) position and high productivity and vessel performance, (b) its ability to reduce steaming and other unproductive vessel time, and (c) the prices for its services;
           o demand for multi-client seismic data in various geographic regions, including future licensing rounds and demand for data offshore Brazil;
           o its ability to profitably rebuild new multi-client seismic survey activity to complement its contract work; and
           o implementation of PGS' streamer expansion and replacement program for its seismic vessels;
      o foreign currency exchange rate fluctuations between the U.S. dollar, PGS' functional currency, and the Norwegian kroner or the British pound, which will generally have an impact on the operating profit because PGS has significant operating expenses in Norwegian kroner and British pounds;
      o the extent to which PGS participates in strategic acquisitions or dispositions of assets or businesses or in one or more joint ventures involving such assets or businesses; and
     o PGS' ability to continue to develop or acquire competitive technological solutions for its different business units.

         The markets in which PGS operates showed strong improvement in 2005. Oil prices remained at high levels, and oil companies increased their E&P spending. E&P spending is expected to increase further in 2006 and, in the medium to long term, high oil price levels are expected to positively impact PGS' core markets.

         The global marine seismic fleet was at full capacity utilization in 2005. PGS believes that demand will increase further in 2006, outweighing increases of marine seismic capacity and resulting in further improved prices. Within floating production, increased focus on smaller fields and tail-end optimization forms a basis for growth in outsourcing where PGS' floating production activity is well positioned with market leadership in the North Sea and the potential to grow in selected international markets.

         In 2006, PGS expects the following factors to influence its performance:

        Marine Geophysical

      o Marine 3D industry seismic fleet at full capacity utilization with PGS' streamer contract operating profit margins expected to improve by more than 10 percentage points compared to full year 2005, assuming that PGS does not experience any unexpected significant increase in costs or any significant operating disturbances relating to its operations;
      o Multi-client late sales expected to be lower than 2005 as a result of low levels of investments in recent years; and
      o Cash investments in multi-client library expected to double from an investment of $46 million in 2005,with continued high pre-funding levels.

        Onshore

      o Revenues and operating profit expected to be significantly above 2005 levels; and
      o Cash investments in multi-client library expected to more than double from an investment of $8 million in 2005.

        Production

      o Revenues expected to be slightly lower than full year 2005; and
      o Operating expenses, including maintenance, expected to be in line with 2005.

        For a discussion regarding PGS' expected capital expenditures in 2006, please see "Liquidity and Capital Resources - Capital Requirements and Commitments" below.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity - General

        PGS believes that its cash balances and its available borrowing capacity under the credit agreement established in December 2005 will be adequate to meet its working capital and liquidity needs for the remainder of 2006 and 2007. While PGS believes that it has adequate sources of funds to meet its liquidity needs for the 2006-2007 period, its ability to meet its obligations in the longer term depends on its future performance, which, in turn, is subject to many factors beyond its control. See Risk Factors in Part I of this Information Statement.

Sources of Liquidity - Capital Resources

        PGS' internal sources of liquidity are cash and cash equivalents and cash flow from operations. Cash and cash equivalents totaled $121.5 million at December 31, 2005, compared to $132.9 million at December 31, 2004.

        Net cash provided by operating activities totaled $279.1 million in 2005, compared to $282.4 million in 2004. In 2005, accounts receivable increased by $52.3 million, after an increase in revenues by $66.8 million in 2005 compared to 2004, while accounts payable decreased by $7.6 million. Generally, PGS' subsidiaries are not subject to restrictions on their ability to transfer funds to PGS that would materially affect its ability to meet its cash obligations.

       In December 2005, PGS entered into a new credit agreement, establishing a term loan of $850 million ("Term Loan") and a revolving credit facility ("RCF") of $150 million. The Term Loan amortizes 1% per annum with the remaining balance due in 2012, and bears interest at a rate of the London Interbank Offered Rate ("LIBOR") plus a margin that depends on PGS' leverage ratio. For purposes of the credit agreement, leverage ratio is the ratio of consolidated indebtedness to consolidated EBITDA, as defined in the credit agreement, reduced by multi-client investments made for the period in question. At a leverage ratio of 2.25:1 or greater, the applicable margin will be 2.5% per annum. Below that level, the margin will be 2.25% per annum. PGS is required to make principal repayments at a minimum level of 0.25% of the initial principal amount of the Term Loan per quarter. The credit agreement contains provisions that generally require PGS to apply 50% of excess cash flow to repay outstanding borrowings for periods when PGS' leverage ratio exceeds 2:1. PGS can make optional payments to reduce the principal at no penalty. Excess cash flow for any period is defined as net cash flow provided by operating activities during that period less capital expenditures made in that period or committed to be made in the next period, less debt service payments and less accrued income taxes to be paid in the next period. The Term Loan is an obligation of PGS and PGS Finance Inc., as co-borrower, and is secured by pledges of shares of certain material subsidiaries and guaranteed by certain material subsidiaries.

       The credit agreement also establishes the RCF. PGS may borrow U.S. dollars, or any other currency freely available in the London banking market to which the lenders have given prior consent, under the RCF for working capital and for general corporate purposes. Up to $60 million of the RCF can be used for letters of credit. Letters of credit, which can be obtained in various currencies, can be used to secure, among other things, performance and bid bonds required in PGS' ongoing business. The RCF is secured by pledges of shares of material subsidiaries. The RCF matures in 2010. Borrowings under the RCF bear interest at a rate of LIBOR plus a margin that depends on PGS' leverage ratio. At a leverage ratio of 2.25:1 or greater, the applicable margin will be 2.25%; at a ratio between 2:1 and 2.25:1, the applicable margin will be 2.00%; and at a ratio below 2:1, the applicable margin will be 1.75%. At December 31, 2005, $14.6 million of letters of credit were issued under the RCF.

       In February 2005 PGS established an overdraft facility of NOK 50 million as part of its Norwegian cash pooling arrangement.

       PGS' external sources of liquidity include the $150 million RCF established in December 2005 as part of its $1 billion senior secured credit facility described above. As of December 31, 2005, PGS had unused borrowing capacity of $135.4 million under the RCF. Ongoing trade credit will also be a source of liquidity. Subject to market conditions and other factors, PGS might also seek to raise additional debt or equity financing in the capital markets.

       The book value of PGS' debt, including capital leases, was approximately $980 million as of December 31, 2005 compared to approximately $1,164 million at December 31, 2004.

       PGS' debt consisted of the following primary components at December 31, 2005:

                                                                                                      (In millions of dollars)
                                                                                                      ------------------------
                  10% Senior Notes, due 2010..............................                                   $        5
                  8.28% First Preferred Mortgage Notes, due 2011......                                               88
                  Term loan due 2012........................................                                        850
                  Other loans due 2006.......................................                                         3
                                                                                                      -----------------
                       Total debt................................................                            $      946
                                                                                                      -----------------
                  Capital leases................................................                                     34
                                                                                                      -----------------
                       Total.......................................................                          $      980
                                                                                                      -----------------

       Net interest bearing debt (interest bearing debt, including capital leases, less cash and cash equivalents, restricted cash and interest bearing investments) was approximately $829 million as of December 31, 2005 compared to $995 million as of December 31, 2004.

       PGS December 2005 credit facility contains financial covenants and negative covenants that restrict PGS in various ways. The facility provides that

       o PGS' total  leverage  ratio may not exceed  3.50 to 1.0 in 2006,
         3.25 to 1.0 in 2007 and 3.00 to 1.0 in 2008 and may not exceed 3.00 to
         1.0 at the time the Demerger is consummated,
       o PGS' consolidated interest coverage ratio (defined as the ratio of consolidated EBITDA, as defined in the credit agreement, reduced by multi-client investments to consolidated interest expense) must be at least 3.0 to 1.0, and
       o PGS' consolidated fixed charge coverage ratio (defined as the ratio of consolidated EBITDA, as defined in the credit agreement, reduced by multi-client investments to consolidated fixed charges) must be at least 1.3 to 1.0.

       In addition, the credit agreement restricts PGS' ability, among other things, to sell assets; incur additional indebtedness or issue preferred stock; prepay interest and principal on its other indebtedness; pay dividends and distributions or repurchase PGS capital stock; create liens on assets; make investments, loans, guarantees or advances; make acquisitions; engage in mergers or consolidations; enter into sale and leaseback transactions; engage in transactions with affiliates; amend material agreements governing its indebtedness; change its business; enter into agreements that restrict dividends from subsidiaries; and enter into speculative financial derivative agreements.

       PGS' loan and lease agreements include various customary representations and warranties and financial and negative covenants.

       PGS experiences some seasonality in its business, and its capital requirements may be impacted by this seasonality. For more information relating to the seasonality of PGS' business, see "- Seasonality" above.

       For further information relating to PGS' indebtedness as of December 31, 2005 and the maturities of such indebtedness, please read note 16 of the notes to the PGS Before Demerger Financial Statements.

       Pro Forma Adjustments

       Pro forma internal sources of liquidity are cash and cash equivalents and cash flow from operations. Pro forma cash and cash equivalents totaled $59.4 million (excluding restricted cash of $24.5 million). The pro forma cash and cash equivalent incorporates, as provided for in the Demerger Plan, the $46.5 million cash contribution to Petrojarl upon completion of the Demerger, which is expected to occur by late June 2006.

       Pro forma net cash provided by operating activities totaled $213.1 million in 2005, a decrease of $66.0 million compared to PGS Before Demerger.

       The terms and conditions of the Term Loan, RCF and the other loans described above will remain unchanged subsequent to the Demerger. At the completion of the Demerger, Petrojarl is expected to repay the loan established in the Demerger amounting to $325 million. To finance this repayment Petrojarl has obtained a commitment from ING Bank N.V for a "Revoving Credit Facilty", or the RCF, of $425 million, which the bank will seek to syndicate into the international bank market. The proceeds PGS receives from the Petrojarl's repayment of inter company debt will most likely be used to pay down on the Term Loan.

       The pro forma book value of PGS' debt, including capital leases, at $980 million as of December 31, 2005 was equal to PGS Before Demerger, while the interest bearing receivable on Petrojarl is included with $325 million.

       Pro forma net interest bearing debt (interest bearing debt, including capital leases, less cash and cash equivalents, restricted cash and interest bearing investments) was approximately $566 million as of December 31, 2005 compared to $829 million for PGS Before Demerger.

Net Cash Used in or Provided by Investing and Financing Activities

       Net cash provided by investing activities totaled $10.5 million in 2005, compared to net cash used of $183.4 million in 2004. The change of $193.9 million was primarily due to (a) $155.4 million in net proceeds from the sale of Pertra and additional consideration relating to the sale of Production Services in 2002, (b) a decrease in capital expenditures of $57.9 million, offset in part by (c) a $14.6 million increase in investment in multi-client library.

       The large decrease in capital expenditures reflects the divestment of Pertra, which had capital expenditures of $85.0 million in 2004 compared to $0.1 million reflected in the first two months of 2005 in which it was a part of PGS. The other business areas had an increase in capital expenditures of $27.0 million, mainly divided into Marine Geophysical ($15.3 million) and Onshore ($11.2 million). The increases are mainly due to increased capital expenditures on PGS' streamer replacement and expansion program in Marine Geophysical and more normal spending on seismic equipment in Onshore after a very low level in 2004.

       Net cash used in financing activities totaled $301.0 million in 2005, compared to $71.3 million in 2004. In 2005, PGS made net repayments of long-term debt and principal payments under capital leases totaling $184.9 million, compared to net repayments in 2004 of $47.1 million. In 2004 PGS made a $22.7 million distribution of excess cash to creditors in connection with its 2003 financial restructuring, with no similar distribution during 2005.

       In 2005 PGS repaid all of its $250 million 8% Senior Notes at a redemption premium totaling $4.3 million. PGS also repaid $741.3 million of the $745.9 million 10% Senior Notes at a tender and consent premium of $101.2 million. Costs associated with refinancing the long-term debt were approximately $9.9 million, capitalized as deferred debt issue costs.

       Pro Forma Adjustments

       Pro forma net cash provided by investing activities totaled $10.5 million in 2005, equal to PGS Before Demerger.

       Pro forma net cash used in financing activities totaled $243.8 million in 2005, a decrease of $57.1 million compared to PGS Before Demerger.

       Pro forma debt redemption and refinancing costs in 2005 decreased $29.0 million to $87.8 million, while all the costs associated with refinancing of the long-term debt are kept as capitalized in the PGS Pro Forma Financial Statements, as Petrojarl will establish its own financing post-Demerger.

Capital Requirements and Commitments

       PGS' capital requirements are affected primarily by its results of operations, capital expenditures, investment in multi-client library, debt service requirements, lease obligations, working capital needs and outcome of significant contingencies. The majority of PGS' ongoing capital requirements, other than debt service, lease obligations and contingencies, consist of:

       o capital expenditures on seismic vessels and equipment, including data processing equipment and streamers;
       o investments in its multi-client library; and
       o working capital related to growth, seasonality and specific project requirements.

       Since PGS sold its oil and natural gas subsidiary Pertra in March 2005, it does not have any ongoing capital requirements related to these operations. PGS had substantial capital expenditures in Pertra in 2004.

       In prior years, PGS' capital expenditures have related not only to normal ongoing equipment replacement and refurbishment needs, but also to increases in its seismic data acquisition capacity and in its FPSO operations. Such expenditures, which can be substantial from time to time, depend to a large extent upon the nature and extent of future commitments that are largely discretionary. In 2005, PGS accelerated the replacement of streamers and at the same time expanded streamer capacity in Marine Geophysical. In Onshore, PGS increased the spending on seismic equipment from a low level in 2004. The following table sets forth PGS' consolidated capital expenditures in 2005, 2004 and 2003:

Business segments                               2005                     2004                    2003
-----------------                               ----                     ----                    ----
                                                               (In million of dollars)
Marine Geophysical........                     $     72.2               $     56.9               $    16.1
Onshore......................                        12.6                      1.4                     7.0
Production...................                           -                      1.0                     0.5
Other.........................                        5.5                      4.1                     0.3
Pertra.........................                       0.1                     85.0                    34.2
                                               ----------               ----------              ----------
Total......................                          90.5                    148.4                    58.1
                                               ----------               ----------              ----------
Investments in multi-client library            $     55.7               $     41.1              $     90.6
                                               ----------               ----------              ----------

For 2006, PGS expects:
       o to approximately double its cash investment in its Marine Geophysical multi-client library from an investment of $46 million in 2005, with continued high pre-funding levels, and approximately double the cash investment in its Onshore multi-client library from an investment of $8 million in 2005;
       o capital expenditures, in addition to the investment in the new Ramform seismic vessel newbuild described below, of $90-100 million in Marine Geophysical, primarily related to its streamer expansion and replacement program, and of approximately $10 million in Onshore; and
       o capital expenditures in Production on its existing vessels to continue at a low level because its FPSO vessels are not expected to have substantial replacement needs through 2006.

       In 2006, PGS acquired the tanker Rita Knutsen to have available for later conversion to an FPSO. The acquisition cost for the tanker of $35 million was paid in January and March 2006. The capital expenditures for a conversion into an FPSO will be substantial and will depend on the particular project.

       Under its current streamer expansion, upgrade and replacement program, PGS expects to spend approximately $50 million on marine seismic streamers in 2006 and approximately $30 million to $35 million per year in the period 2007 to 2010. Since this program is discretionary, however, PGS may in the future change the scope and annual capital expenditure related to the program. PGS also intends to make maintenance and refurbishment expenditures as required so as to maintain its fleet of marine seismic and FPSO vessels in good working order. PGS intends to make other capital expenditures in its business segments as conditions dictate and financial resources permit. Finally, PGS may also incur capital expenditures significantly above the amounts described above to pursue new business opportunities for any of its business segments.

       In March 2006, PGS announced that it intends to build a new third generation Ramform seismic vessel at Aker Yards, Langsten, Norway. PGS currently expects delivery in the first quarter 2008. PGS expects the new vessel to cost approximately $85 million, excluding the cost of seismic equipment, and PGS expects the total cost to be approximately $160 million, excluding project management cost and interest. Payments to the yard will be made in five equal installments, with two due in 2006, two due 2007, and the final payment due upon delivery of the vessel expected in 2008. Payments for seismic equipment will be made over this payment period. The total payments relating to the newbuild project in 2006 are estimated to be approximately $55 million.

       Pro Forma Adjustments

       The following table sets forth PGS' pro forma consolidated capital expenditures (which does not include investments in multi-client library) in 2005, 2004 and 2003:

Business segments                                2005                      2004                    2003
-----------------                                ----                      ----                    ----
                                                                 (In million of dollars)
Marine Geophysical..............               $     72.2               $     56.9              $     16.1
Onshore.........................                     12.6                      1.4                     7.0
Other...........................                      5.5                      4.1                     0.3
                                               ----------               ----------              ----------
     Total......................                     90.3                     62.4                    23.4
                                               ----------               ----------              ----------
Investments in multi-client library            $     55.7               $     41.1              $     90.6
                                               ----------               ----------              ----------

       For 2006, PGS expects:

       o to approximately double its cash investment in its Marine Geophysical multi-client library from an investment of $46 million in 2005, with continued high pre-funding levels, and approximately double the cash investment in its Onshore multi-client library from an investment of $8 million in 2005; and

       o capital expenditures, in addition to the investment in the new Ramform seismic vessel newbuild described below, of $90-100 million in Marine Geophysical, primarily related to the streamer expansion and replacement program, and of approximately $10 million in Onshore.

       Under its current streamer expansion, upgrade and replacement program, PGS expects to spend approximately $50 million on marine seismic streamers in 2006 and approximately $30 million to $35 million per year in the period 2007 to 2010. Since this program is discretionary, however, PGS may in the future change the scope and annual capital expenditure related to the program. PGS intends to make other capital expenditures in its business segments as conditions dictate and financial resources permit. Finally, PGS may also incur capital expenditure significantly above the amounts described above to pursue new business opportunities for any of its business segments.

       In March 2006, PGS announced that it intends to build a new Ramform seismic vessel at Aker Yards, Langsten, Norway. PGS currently expects delivery in the first quarter of 2008. PGS expects the new vessel to cost, excluding the cost of seismic equipment, approximately $85 million, and expects the total cost to be approximately $160 million, excluding project management cost and interest. Payments to the yard will be made in five equal installments with two due in 2006, two due 2007, and the final payment due upon delivery of the vessel in 2008. Payments for seismic equipment will be made over this payment period. The total payments relating to the newbuild project in 2006 are estimated to be approximately $55 million.

Off-Balance Sheet Arrangements

       For a discussion of PGS' UK leases, see "-UK Leases" below.

Long-Term Contractual Obligations

       The following table presents PGS' long-term contractual obligations related to its loan and lease agreements and other long-term liabilities and related payments due in total and by period as of December 31, 2005:

                                                                Payments Due by Period
Contractual Obligations                         Total          2006          2007-2008       2009-2010       Thereafter
-----------------------                         -----          ----          ---------       ---------       ----------
                                                               (In million of dollars)
Long-term debt obligations ............      $   943.9         $21.7           $ 43.9          $ 53.2          $ 825.1
Operating lease obligations (b)........          158.5          39.2             54.2            37.2             27.9

Capital lease obligations..............           33.7          20.5             13.2               -                -
Other long-term liabilities (a)........          103.5          15.7             29.6            22.8             35.4
                                                 -----          ----             ----            ----             ----
     Total.................................. $ 1,239.6         $97.1           $140.9          $113.2           $888.4
                                             ---------         -----           ------          ------           ------

     (a) Excluding other long-term liabilities that are contingent and where timing of payment is not determinable (see the table below captioned "Other Long-Term Liabilities").

     (b) Included in the minimum lease commitment for FPSO shuttle and storage tankers as presented in the table above is charter hire for the six month cancellation period for a storage tanker operating on the Banff field in the North Sea. PGS is required to charter the vessel for as long as the Ramform Banff produces the Banff field, which could extend to 2014 depending on the customer/field operator. The maximum payment for the charter through 2014 is $97.8 million.

       For additional information about the components of PGS' long-term debt and lease obligations, please refer to notes 16 and 20 of the notes to the PGS Before Demerger Financial Statements.

       The table below is provided to illustrate the expected timing of future payments related to other long term-liabilities reported in PGS' consolidated balance sheet as of December 31, 2005. Determining the expected future cash flow presented in the table requires PGS to make estimates and assumptions since the timing of any payments related to these long-term liabilities generally is not fixed and determinable but rather depends on future events. PGS believes that its estimates and assumptions are reasonable, but actual results may vary from what it has estimated or assumed. As a result, PGS' reported liabilities and expenses could be materially affected if the assumptions and estimates PGS has made were changed significantly.

                                                                       Payments Due by Period
                                                                       ----------------------
Other Long-Term Liabilities                            Total        2006       2007-2008   2009-2010    Thereafter      Not
---------------------------                            -----        ----       ---------   ---------    ----------      ---
                                                                                                                    determinable
                                                                                                                    ------------
                                                                    (In millions of dollars)
Other long-term liabilities:
   Pension liability (a)............................  $   45.4     $    7.0      $   14.0      $   8.7    $    15.7     $      -
   Asset removal obligation (b).....................      20.0          0.3             -            -         19.7            -
   Accrued liabilities related to PGS'
   UK leases:
      -related to interest rate differential (c)....      38.1          8.4          15.6         14.1            -            -
      -related to tax indemnifications..............      12.7            -             -            -            -         12.7
   Tax contingencies................................      19.2            -             -            -            -         19.2
   Other............................................       5.4            -             -            -            -          5.4
                                                      ---------    --------     ---------      --------   ---------     --------
       Total........................................  $  140.8         15.7     $    29.6      $  22.8    $    35.4     $   37.3
                                                      ---------    --------     ---------      --------   ---------     --------

 (a) PGS has projected benefit plan liabilities in Norway and in the UK.
     Pension liability represents the aggregate shortfall of pension plan assets compared to projected benefit obligations for its plans, as recognized in its consolidated balance sheet. PGS will pay this obligation over time, as adjusted for changes in estimates relating to obligations and assets, in accordance with the funding requirements of the life insurance companies through which PGS funds its plans in Norway and in accordance with the funding practice that PGS agrees with the trustees of its pension scheme in the UK. Such requirements are subject to change over time, but PGS expects these payments to be made over several years.
 (b) Asset removal obligation as of December 31, 2005 primarily relates to the Ramform Banff operations.

(c) The estimated net present value of future payments related to interest rate differentials on PGS' UK leases as of December 31, 2005 is $54.5 million based on forward interest rate curves, which is $16.4 million higher than the amount included in accrued liabilities from fresh-start reporting. Payments through the year 2008 reflect estimated total payments based on forward interest rate curves as of December 31, 2005. The amount presented for 2009-2010 is the residual amount.

     Pro Forma Adjustments

       The following table presents PGS' long-term contractual obligations related to its loan and lease agreements and other long-term liabilities and related payments due in total and by period as of December 31, 2005:

                                                               Payments Due by Period
                                                               ----------------------
Contractual Obligations                    Total            2006          2007-2008       2009-2010       Thereafter
-----------------------                    -----            ----          ---------       ---------       ----------
                                                              (In million of dollars)
Long-term debt obligations..............      $  943.9          $ 21.7           $ 43.9          $ 53.2          $ 825.1
Operating lease obligations.............          86.4            19.0             24.4            20.5             22.5
Capital lease obligations...............          33.7            20.5             13.2               -                -
Other long-term liabilities                       55.0            99.0             18.1            14.9             12.1
(a).........                                      ----            ----             ----            ----             ----
     Total..................................  $1,119.0           $71.1            $99.6           $88.6          $ 859.7
                                              --------           -----            -----           -----          -------

(a) Excluding other long-term liabilities that are contingent or that have uncertain future cash flows.

The table below is provided to illustrate the expected timing of future payments related to other long term-liabilities reported in PGS' consolidated balance sheet as of December 31, 2005. Determining the expected future cash flow presented in the table requires making estimates and assumptions since the timing of any payments related to these long-term liabilities generally is not fixed and determinable but rather depends on future events. Management believes that its estimates and assumptions are reasonable, but actual results may vary from what it has estimated or assumed. As a result, PGS' reported liabilities and expenses could be materially affected if the assumptions and estimates made were changed significantly.

                                                                              Payments Due by Period
                                                                             ----------------------
Other Long-Term Liabilities                         Total          2006      2007-2008     2009-2010   Thereafter   Not determinable
---------------------------                         -----          ----      ---------     ---------   ----------   ----------------
                                                                             (In millions of dollars)
Other long-term liabilities:
  Pension liability (a)........................  $   39.8       $    6.6      $   13.2    $     7.9     $  12.1         $     -
  Accrued liabilities related to PGS'
  UK leases:
   -related to interest rate differential (b)..      14.9            3.0           4.9          7.0           -               -
  Tax contingencies.........                         19.2              -             -            -           -            19.2
  Other........................................       5.1            0.3             -            -           -             5.4
                                                 ---------      --------       -------     ---------    -------         -------
     Total.....................................  $   79.0       $    9.9       $  18.1     $   14.9     $  12.1         $  24.0
                                                 ---------      --------       -------     ---------    -------         -------

     (a) PGS has projected benefit plan liabilities in Norway and in the UK. Pension liability represents the aggregate shortfall of pension plan assets compared to projected benefit obligations for its plans. PGS will pay this obligation over time, as adjusted for changes in estimates relating to obligations and assets, in accordance with the funding requirements of the life insurance companies through which PGS funds its plans in Norway and in accordance with the funding practice that PGS agrees with the trustees of its pension scheme in the UK. Such requirements are subject to change over time, but management expects these payments to be made over several years. Management has used the premiums expected to be paid in future periods as an estimate of future cash outflows related to this liability. These premiums would generally relate both to payments of the obligations as of December 31, 2005 and service cost for future years.
     (b) The estimated net present value of future payments related to interest rate differentials on PGS' UK leases as of December 31, 2005 is $22.7 million based on forward interest rate curves, which is $7.8 million higher than the amount included in accrued liabilities from fresh-start reporting. Payments through the year 2008 reflect estimated total payments based on forward interest rate curves as of December 31, 2005. The amount presented for 2009-2010 is the residual amount.

UK Leases

       PGS entered into capital leases from 1996 to 1998 relating to Ramform Challenger, Valiant, Viking, Victory and Vanguard; the FPSO Petrojarl Foinaven; and the production equipment for the Ramform Banff. The terms for the leases range from 13-25 years. PGS has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities and for variations in actual interest rates from those assumed in the leases. There are no limits on either of these indemnities.

       The lessors claim tax depreciation (capital allowances) on the capital expenditures that were incurred for the acquisition of the leased assets. Although the UK Inland Revenue generally deferred for a period of time agreeing to the capital allowances claimed under such leases pending the outcome of a legal proceeding in which the Inland Revenue was challenging capital allowances associated with a defeased lease, in November 2004, the highest UK court of appeal ruled in favor of the taxpayer and rejected the position of the Inland Revenue. In connection with PGS' adoption of fresh-start reporting on November 1, 2003 and before the November 2004 ruling, PGS recorded a liability of (pound)16.7 million (approximately $28.3 million at then current exchange rates). PGS releases applicable portions of this liability if and when the Inland Revenue accepts the lessors' claims for capital allowances under each lease. In 2005 PGS released (pound)9.4 million (approximately $17.2 million at then current exchange rates) of the liability.

       The remaining accrued liability at December 31, 2005 of (pound)7.3 million (approximately $12.7 million at current exchange rates) relates to the Petrojarl Foinaven lease where the Inland Revenue has raised a separate issue about the accelerated rate at which tax depreciation is available. If the Inland Revenue were successful in challenging that rate, the lessor would be liable for increased taxes on Petrojarl Foinaven in early periods (and decreased taxes in later years), and PGS' rentals would increase. How much the rentals could increase depends primarily on how much of the asset will be subject to a different depreciation rate. Management currently believes that (pound)60 million to (pound)70 million (approximately $104 million to $121 million at current exchange rates) represents a worst case scenario for this liability.

       The leases are legally defeased because PGS has made payments to independent third-party banks in consideration for which these banks have assumed liability to the lessors equal to basic rentals and termination sum obligations. The defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% per annum. If actual interest rates are greater than the assumed interest rates, PGS receives rental rebates. Conversely, if actual interest rates are less than the assumed interest rates, PGS pays rentals in excess of the defeased rental payments. Over the last several years, the actual interest rates have been below the assumed interest rates. Prior to November 1, 2003, PGS had deferred a portion of a deferred gain representing the net present value of additional required rental payments as of the inception of each lease. Such deferred gain was amortized over the terms of the leases. Effective November 1, 2003, PGS adopted fresh-start reporting, and recorded a liability equal to the fair value of the future additional required rental payments based on forward market rates for Sterling LIBOR and an 8% discount rate. This liability, which is amortized based on future rental payments, amounted to (pound)30.5 million (approximately $51.6 million at then current exchange rates) at November 1, 2003, (pound)24.6 million (approximately $47.2 million at then current exchange rates) at December 31, 2004 and (pound)22.0 million (approximately $38.1 million at then current exchange rates) at December 31, 2005.

       Currently, interest rates are below the assumed interest rates. Based on forward market rates for Sterling LIBOR, the net present value, using an 8% discount rate, of the additional required rental payments aggregated (pound)31.5 million (approximately $54.5 million at current exchange rates) as of December 31, 2005. Of this amount, (pound)1.2 million (approximately $2.0 million at current exchange rates) was accrued at December 31, 2005, in addition to the remaining fresh-start liability as described above.

       Additional required rental payments were $7.2 million for each of the years ended December 31, 2005 and 2004, $4.9 million for the two months ended December 31, 2003 (Successor) and $1.5 million for the ten months ended October 31, 2003 (Predecessor).

       For additional information regarding PGS' UK leases, please see notes 2 and 20 of the notes to the PGS Before Demerger Financial Statements.

       Pro Forma Adjustments

       The pro forma fresh-start accrual, as discussed above, was (pound)6.5 million (approximately $10.9 million) at November 1, 2003. In 2005 PGS released the full liability as Inland Revenue acceped the lessors' claims for capital allowances for the leases.

       The pro forma fresh-start accrual for interest rate variations, as discussed above, was (pound)8.6 million (approximately $14.9 million) at December 31, 2005.

       Currently, interest rates are below the assumed interest rates. Based on forward market rates for Sterling LIBOR, the net present value, using an 8% discount rate, of the additional required rental payments aggregated (pound)13.1 million (approximately $22.7 million) as of December 31, 2005. Of this amount, (pound)0.9 million (approximately $1.5 million) was accrued at December 31, 2005, in addition to the remaining fresh-start liability as described above.

       Additional required rental payments were $2.3 million for the year ended December 31, 2005.

Research and Development

       PGS incurred research and development costs of $9.9 million, $3.4 million and $2.6 million during the years ended December 31, 2005, 2004 and 2003, respectively. For additional information regarding PGS' research and development policies and expenditures, please see "PGS' Business -- Research and Product Development".

       Pro Forma Adjustments

       Pro forma research and development cost was equal to PGS Before Demerger.

                    MANAGEMENT OF PGS FOLLOWING THE DEMERGER

Board of Directors

       The table below provides information about the directors of PGS as of March 31, 2006:

Title                    Name                     Age                  Place of Residence      Term of Office
-------------------------------------------------------------------------------------------------------------------
Chairperson              Jens Ulltveit-Moe        63                   Norway                  2002
Vice Chairperson         Keith Henry(1)           61                   United Kingdom          2003
Director                 Francis Gugen(2)         57                   United Kingdom          2003
Director                 Harald Norvik(2)         59                   Norway                  2003
Director                 Rolf Erik Rolfsen(1)     65                   Norway                  2002
Director                 Clare Spottiswoode       53                   United Kingdom          2003
Director                 Anthony Tripodo(2)       53                   United States           2003

       (1) Remuneration committee member
       (2) Audit committee member

       Jens Ulltveit-Moe

       Mr. Ulltveit-Moe has been the chairperson of the Board of Directors of PGS since September 2002. Mr.Ulltveit-Moe is the founder and has been president and chief executive officer of Umoe AS, a shipping and industry company, since 1984. From 2000 to 2004, Mr. Ulltveit-Moe was the president of the Confederation of Norwegian Business and Industry. From 1980 to 1984, Mr. Ulltveit-Moe served as managing director of Knutsen OAS. From 1972 to 1980, Mr. Ulltveit-Moe was managing director of the tanker division of SHV Corporation. From 1968 to 1972, Mr. Ulltveit-Moe was an associate with McKinsey & Company, Inc. in New York and London. Mr. Ulltveit-Moe holds a master's degree in business administration from the Norwegian School of Economics and Business Administration and a master's degree in international affairs from the School of International Affairs, Columbia University, New York.

       Keith Henry

       Mr. Henry has been the vice chairperson of the Board of Directors since October 2003. He served as group executive vice president for the Kvaerner Engineering and Construction Group from March 2000 until June 2003. Mr. Henry was chief executive of National Power Plc from 1995 to 1999 and was chief executive of Brown & Root Limited from 1990 to 1995. Mr. Henry is the senior independent non-executive director at Burren Energy plc and at Emerald Energy Plc, and is a non-executive director of South East Water Limited. He acts as an adviser to a number of construction and energy related organizations. He holds BSc and MSc degrees, and is a Fellow of the Royal Academy of Engineering.

       Francis Gugen

       Mr. Gugen is currently active as a consultant and an investor in the energy industry. Mr. Gugen served with Amerada Hess Corporation for eighteen years, from 1982 to 2000, holding various positions including chief executive of Amerada Hess UK from 1995 to 2000 and chief executive of north-western Europe from 1998 to 2000. Mr. Gugen acts as chairman and non-executive director for various other companies, including CH4 Energy Limited, Island Gas Limited and The Britannia Building Society, where he also sits on the audit committee. Mr. Gugen has earlier worked for Arthur Andersen and is a UK chartered accountant.

       Harald Norvik

       Mr. Norvik is chairman and a partner of Econ Management, chairman of the Board of Directors for the OSE, member of the Board of Directors in ConocoPhillips and chairman of the Supervisory Board in DnB NOR ASA. Mr. Norvik served as chief executive officer of Statoil ASA from 1988 to 1999. Mr. Norvik was finance director and a member of the executive board of the Aker Group from 1981 to 1988. Mr. Norvik served as personal secretary to the Prime Minister of Norway and as Deputy Minister in The Ministry of Petroleum and Energy from 1979 to 1981. Mr. Norvik has a Master of Science Degree in Business from The Norwegian School of Economics and Business Administration.

       Rolf Erik Rolfsen

       Mr. Rolfsen holds several board positions. He is a member of the board of directors of Technip S.A., Paris and Gaz de France Norge A.S. Mr. Rolfsen is also chairman of the executive council of the Industrial Development Fund at NTNU in Trondheim. From 1987 to 2000, Mr. Rolfsen was managing director of TOTAL Norge A.S. and from 1999 to 2000 he was also managing director of Fina Exploration Norway. From 1980 to 1986, Mr. Rolfsen was executive vice president of Kongsberg Vapenfabrikk A.S. Mr. Rolfsen was educated at the College of Commerce in Oslo.

       Clare Spottiswoode

       Ms. Spottiswoode has been deputy chairman and senior non-executive director at British Energy since June 2002, acts as chair of British Energy's remuneration committee and has served as an independent director of that company since 2001. Ms. Spottiswoode currently acts as non-executive chair of the board of Economatters Ltd. and is a non-executive director of BioFuels, Bergesen Worldwide Gas ASA and Tullow Oil plc. Ms. Spottiswoode is also a member of the board of the Department of Health Commercial Advisory Board and a Policy Holder Advocate for Aviva. Ms. Spottiswoode has previously held several non-executive director positions including Booker plc. She was director general of Ofgas, the UK Gas Regulation Organization, from 1993 to 1998. In 1993 Ms. Spottiswoode served as a member of the UK Deregulation Task Force, and from 1998 to 2002 sat on the UK Public Services Productivity Panel. Ms. Spottiswoode's career started as an economist with the HM Treasury before establishing her own software company. In 1999, Ms. Spottiswoode was made a Commander of the Order of the British Empire for services to industry, and holds degrees in economics from Cambridge and Yale University.

       Anthony Tripodo

       Mr. Tripodo has been managing director of Arch Creek Advisors LLC, an investment banking firm, since 2003. Mr. Tripodo also serves as a non-executive director for Helix Energy Solutions Group, Inc. (formerly Cal Dive International) and Vetco International Limited, both oilfield service companies, based in Houston, Texas and London, England, respectively. From 1997 to April 2003, Mr. Tripodo served at Veritas DGC in various capacities, including executive vice president and chief financial officer. Mr. Tripodo also has held various senior executive and financial roles at Baker Hughes and PricewaterhouseCoopers. Mr. Tripodo has a B.A. degree from St. Thomas University.

Board Committees

       Under Norwegian law, decision-making authority may not be delegated by the Board of Directors to its committees or subcommittees. The Board may, however, establish committees to assist it in discharging its responsibilities. PGS has established two such committees: the audit committee and the remuneration committee.

       PGS' audit committee currently consists of three members, Messrs. Gugen (chairperson), Norvik and Tripodo. The Board of Directors has determined that the members of the audit committee are independent under applicable provisions of the Exchange Act and NYSE listing standards. The Board of Directors has determined that each of Francis Gugen, Anthony Tripodo and Harald Norvik meets the definition of an audit committee financial expert, as that term is defined for purposes of Item 16A of Form 20-F, and that each is independent under applicable provisions of the Exchange Act and NYSE listing standards. PGS' audit committee has adopted a written charter, a copy of which PGS has filed as an exhibit to its 20-F annual report.

       The audit committee acts to support the Board of Directors in the administration and exercise of the Board's responsibility for supervisory oversight under applicable Norwegian and other laws and stock exchange listing standards in connection with PGS' financial statements and various audit, accounting and regulatory requirements. The audit committee is responsible for proposing to the full Board, for presentation and election at PGS' annual general meeting of shareholders, the independent registered public accounting firm of PGS. The audit committee is also responsible for supporting the Board in the administration and exercise of the Board's responsibility for supervisory oversight in relation to, among other items:

    o financial statement and disclosure matters, including PGS' quarterly and annual financial statements and related disclosures;

    o reviewing the quarterly and annual financial statements, including reviewing major issues regarding accounting principles and financial statement presentations, the adequacy of PGS' internal controls and discussing significant financial reporting issues and judgments made in connection with preparation of the financial statements;

    o provision by the auditor of audit services and permitted non-audit services;

    o audits of PGS' financial statements, including reviewing PGS' critical accounting policies and practices;

    o PGS' relationship with its independent registered public accounting firm, including the qualifications, performance and independence of the auditors;

    o  PGS' internal audit function; and

    o responsibilities to comply with various legal and regulatory requirements that could affect PGS' financial statements.

       The Exchange Act and the listing standards of the NYSE require the audit committee of a listed company in the United States, such as PGS, to be directly responsible for the appointment, compensation, retention and oversight of the work of that company's independent registered public accounting firm. Because under Norwegian law the power to appoint, retain and compensate the auditors is held by the shareholders, PGS' audit committee is directly responsible only for the oversight of the work of the auditors and the audit committee and the full Board recommend the appointment, retention and compensation of the auditors to its shareholders for approval. In addition, as a foreign private issuer in the United States, PGS is not required to publish the audit committee report required by applicable regulations of the SEC for U.S. domestic issuers.

       PGS' remuneration committee consists of Messrs. Henry (chairperson) and Rolfsen. The Board of Directors has determined that the members of the remuneration committee are independent under applicable NYSE listing standards. The remuneration committee supports the Board of Directors in the administration and exercise of the Board's responsibility for supervisory oversight of overall policy and structure with respect to compensation and incentive matters, including compensation and incentive arrangements for PGS' chief executive officer and other senior executive officers. PGS' remuneration committee has adopted a written charter, a copy of which PGS has filed as an exhibit to its 20-F annual report. As a foreign private issuer in the United States, PGS is not required to publish the compensation committee report required by applicable regulations of the SEC for U.S. domestic issuers.

Nomination Committee

       PGS' nomination committee, which is elected by PGS shareholders, consists of Roger O'Neil, Hanne Harlem and C. Maury Devine. The nomination committee shall prepare a motion for the shareholders meeting relating to election of members of the Board of Directors and the chairperson of the Board of Directors, election of members of the nomination committee and the chairperson of the committee, the remuneration of the directors and the members of the nomination committee and any amendments of the nomination committee mandates and charter.

       Mr. O'Neil is the chairperson of PGS' nomination committee. He is a former executive of Mobil and executive vice president and member of the executive board of Statoil. Mr. O'Neil has worked as Senior Oil and Gas Advisor in the Corporate Finance Group of Dresdner Kleinworth and Wasserstein and as a consultant for The World Bank. He is a member of the board in Clearvision International, Pearl Energy and Upstream. Mr. O'Neil holds a BS in Chemical Engineering from the University of Notre Dame and a MBA from Cornell University.

       Mrs. Harlem has been University Director of the University of Oslo since 2004 and was Minister of Justice in Norway from 2000 to 2001. She is presently chairperson of the board in UniRand, and a member of the board in Gaz de France Norge AS, Helse S0r and Forskningsparken. Mrs. Harlem has a law degree from the University in Oslo.

       Ms. Devine is a former ExxonMobil executive and former Fellow at Harvard University's Kennedy School of Government Belfer Center for Science and International Affairs. She currently is member of the Board of Directors of Independence Air, Det Norske Veritas (DNV) and FMC Technologies. Ms. Devine holds graduate degrees from Middlebury College and Harvard University.

       The listing standards of the NYSE require U.S. listed companies to have a corporate governance committee to develop and recommend to the board a set of corporate governance guidelines applicable to the listed company, and to oversee the evaluation of the board and management. In accordance with Norwegian law and customary practice, PGS' Board of Directors, which is composed entirely of non-management directors, fulfills those responsibilities.

       At its meeting held March 22, 2006, PGS' Board of Directors affirmatively determined that each of Francis Gugen, Keith Henry, Harald Norvik, Rolf Erik Rolfsen, Clare Spottiswoode and Anthony Tripodo has no material relationship with PGS (either directly or as a partner, shareholder or officer of an organization that has a relationship with PGS) and that each is therefore an "independent" director under applicable NYSE listing standards. These determinations were made by PGS' Board of Directors based on representations made by each of those directors to PGS, a review of applicable NYSE rules and listing standards and a review of PGS' Rules of Procedures for the Board of Directors.

       Shareholders and other interested parties may communicate directly with PGS' independent directors by sending a written communication in an envelope addressed to "Board of Directors (Independent Members)" in care of PGS' General Counsel at the address indicated above.

       PGS' Board of Directors consist of only non-management directors. As such, every meeting of PGS' Board of Directors is a meeting of nonmanagement directors. In addition, if the group of non-management directors includes a director who is not independent under NYSE listing standards, the independent directors will meet in executive session at least once annually. Currently, the director who presides at meetings of the non-management directors is the Chairperson of the Board. Further, the director currently presiding at meetings of the independent directors is the Vice-Chairperson of the Board.

       The total number of board meetings of PGS held during the last full fiscal year was 13.

The President and Chief Executive Officer and Senior Management

    The table below provides information about PGS' executive officers as of March 31, 2006:

                                                                        Place of                  Term of
Name:                  Position:                               Age      Residence                 Office
-----                  ---------                               ---      ---------                 -------
Svein Rennemo          President and CEO                       58       Norway                    2002
Gottfred Langseth      Senior Vice President and CFO           39       Norway                    2004
Rune Eng               President PGS Marine Geophysical        44       Norway                    2004
Eric Wersich           President PGS Onshore                   42       United States             2003

Svein Rennemo
       President and CEO

    Mr. Rennemo joined PGS in November 2002 as president and chief executive officer. Prior to joining PGS, he was a partner in ECON Management. From 1997 to March 2001, Mr. Rennemo was chief executive officer of Borealis, one of the world's largest producers of polyolefin plastics, headquartered in Copenhagen, Denmark, having previously served as chief financial officer and deputy chief executive officer since 1994. From 1982 to 1994, he filled various senior management positions within Statoil, among them group chief financial officer and president of Statoil Petrochemicals. From 1972 to 1982, he served as a policy analyst and advisor with the Central Bank and the Ministry of Finance in the kingdom of Norway and the OECD Secretariat in Paris. Mr. Rennemo earned a master's degree in economics at the University of Oslo in 1971. He is a non-executive chairman of the Board of Statnett SF (Norway).

       Gottfred Langseth
       Senior Vice President and CFO

    Mr. Langseth joined PGS in November 2003 and was named senior vice president and chief financial officer January 1, 2004. He was chief financial officer at the information technology company Ementor ASA from 2000 to 2003. Mr. Langseth was senior vice president of finance and control at the offshore construction company Aker Maritime ASA from 1997 to 2000. He served with Arthur Andersen Norway from 1991 to 1997, qualifying as a Norwegian state authorized public accountant in 1993. Mr. Langseth has a master's degree in business administration from the Norwegian School of Economics and Business Administration.

       Rune Eng
       President PGS Marine Geophysical

    Mr. Eng was appointed president of Marine Geophysical in August 2004. Since joining PGS in 1997, he has held the position of area manager Scandinavia and from 2000 has served as president for the EAME region (Europe, Africa and Middle
East). Prior to joining PGS, Mr. Eng held different positions in Fugro-Geoteam, including a board position in Sevoteam, a Russian-Norwegian joint operating company. Mr. Eng has a bachelor's degree in applied geophysics from the University of Oslo and a master of science degree from Chalmers University of Technology (Sweden).

       Eric Wersich
       President PGS Onshore

    Mr. Wersich joined PGS Onshore in January 2000 as vice president of western hemisphere and was appointed president of PGS Onshore in June 2003. Mr. Wersich worked with Western Geophysical from 1984 to 2000, employed in various operational and management positions in North America, Latin America, Europe and the Middle East. He is a graduate of the Colorado School of Mines, where he earned a bachelor of engineering degree in geophysics.

Compensation to PGS' Board of Directors and Management

       For the year ended December 31, 2005, the aggregate amount PGS paid for compensation to its directors as a group for services in all capacities during 2005 was $548,705. This amount includes compensation paid to all persons who served as directors during any period of 2005. None of PGS directors has any contract with PGS providing benefits upon termination of service.

       During the year ended December 31, 2005, PGS paid compensation to PGS' president and chief executive officer and other executive officers as follows:

                                                                              Year Ended December 31,
                                                                                        2005
                                                                              -------------------------
                                                                                 Fixed Salary
                                                                                 and Other       Bonus
Name:                         Position:                                         Compensation     (a)
-----                         ---------                                       -------------------------
                                                                              (In dollars)
Svein Rennemo..............  President and Chief Executive Officer............   $ 607,454   $ 177,440
Gottfred Langseth..........  Senior Vice President and Chief Financial Officer     355,313      82,129
Rune Eng...................  President - Marine Geophysical...................     413,333      74,876
Eric Wersich...............  President - Onshore...............................    262,350      85,259

       (a) 2004 bonus paid during 2005, including share purchase bonus.

       Included in Mr. Rennemo's fixed salary and other compensation is an annual pension benefit compensation of $38,998 (equivalent to NOK 250,000). Mr. Rennemo's bonus includes $126,743 (equivalent to NOK 812,500) in cash bonus and $50,697 (equivalent to NOK 325,000) of share purchase bonus. PGS also paid $57,565 in minimum requirement to a defined benefit plan (for the years 2003, 2004 and 2005). Starting in 2006, Mr. Rennemo's fixed annual pension benefit compensation, included in fixed salary, was reduced to approximately $30,000 (equivalent to NOK 200,000).

       Under PGS 2005 bonus incentive plan, PGS' president and chief executive officer is entitled to a cash bonus of up to 50% of annual base salary and a share purchase bonus of up to 30% of annual base salary. On the basis of achievement of certain group and financial performance indicators, the Board of Directors determined that Mr. Rennemo was entitled to a cash bonus of $240,246 (equivalent to NOK 1,625,000) and a share purchase bonus of $144,147 (equivalent to NOK 975,000) for 2005. The estimated bonus was accrued as of December 31, 2005. The net share purchase bonus amount, after withholding taxes, must be used to buy PGS Shares at prevailing market prices and held for a minimum of three years. Mr. Rennemo held 11,544 shares of PGS company as of March 31, 2006.

       The aggregate benefits paid to the various defined benefit plans for executive officers, excluding the chief executive officer, as a group for 2005 was $25,373. As of March 31, 2006, executive officers, excluding Messrs. Rennemo and Klitzing, owned a total of 6,851 shares. None of the executive officers held any share options in PGS.

       For 2005 the Board of Directors established a performance bonus incentive plan for the executive officers similar to that for the chief executive officer. Under the plan, executive officers listed above who were employed by PGS during 2005 and remain employed as of December 2005 are entitled to a cash bonus of up to 40% of annual base salary and a share purchase bonus of up to 20% of annual base salary. Within these limits, bonuses were finally determined on the basis of achievement of financial and non-financial performance targets.

Any amounts received as a share purchase bonus, on a net basis (after withholding tax), must be used to buy shares of PGS at prevailing market prices and held for a minimum of three years. The Board determined that the bonus under the scheme for these executives, excluding Mr. Klitzing, for 2005 would be as presented in the table below, $473,578 in the aggregate, which was accrued at December 31, 2005.


Name:                          Position:                                          Accrued 2005 bonus at
                                                                                  December 31, 2005 (a)
                                                                               -------------------------
                                                                                     (In dollars)
Gottfred Langseth............  Senior Vice President and Chief Financial Officer            $ 186,283
Rune Eng.....................  President - Marine Geophysical...................              212,895
Eric Wersich.................  President - Onshore..............................              74,400

       (a) Bonus earned and accrued in 2005, including share purchase bonus.

       For the year ended December 31, 2005, PGS also had a cash bonus and share purchase bonus plan for another group of approximately 80 key employees, excluding Petrojarl, that is similar to the plan described above for PGS executive officers, except that the bonus amounts and percentages for each employee are generally smaller. PGS has established bonus plans for 2006 with the same principles as the 2005 bonus plans, covering PGS executive officers and additionally approximately 120 key employees. PGS currently is not authorized to issue any stock options or other stock-based awards under any stock option plan or similar plan or arrangement for involving employees in the share capital of PGS.

Share Ownership of the Members of the Board, the Chief Executive Officer and Senior Management

       As of March 31, 2006, the total number of PGS Shares and ADSs beneficially held by directors (7 persons) and executive officers (4 persons) as a group was 3,105,727 representing approximately 5.2% of PGS' outstanding shares. Mr. Ulltveit-Moe, chairperson of PGS' Board of Directors, through Umoe Industri AS and Agra AS, controlled 3,087,332 shares, or 5.1% of PGS' outstanding shares.

       Board of Directors shareholding as of March 31, 2006 was as follows:

                                                                         Director   Share
     Name (Age)                                      Position            Since       Ownership
     -------------                                   ----------          --------   ----------
     Jens Ulltveit-Moe (63)....                      Chairperson            2002        3,087,332
     Francis Gugen (56)........                      Director               2003                0
     Keith Henry (60)..........                      Vice chairperson       2003                0
     Harald Norvik (59)........                      Director               2003                0
     Rolf Erik Rolfsen (65)....                      Director               2002                0
     Clare Spottiswoode (52)...                      Director               2003                0
     Anthony Tripodo (53)......                      Director               2003                0

       Management shareholding as of March 31, 2006 was as follows:

                                                                                          Executive
                                                                                          Officer       Share
     Name (Age)                        Position                                           Since         Ownership
     ----------------                  ---------------------------------------            ---------     ---------
     Svein Rennemo (58).............   President and Chief Executive Officer              2002          11,544
     Gottfred Langseth (39).........   Senior Vice President and Chief Financial Officer  2004          1,158
     Rune Eng (44)..................   President -- Marine Geophysical                    2004          4,308
     Eric Wersich (42)..............   President -- Onshore                               2003          1,385

       On consummation of PGS' reorganization plan, all outstanding options for shares were cancelled without compensation to the holders, and as of December 31, 2005 PGS did not have a share option program in place. PGS' Board of Directors is authorized to issue 6,000,000 shares with a par value of NOK 10 per share.

Related party transactions

       At December 31, 2003 PGS owned 50% of the shares in Geo Explorer AS and had one vessel on charter from that company. PGS also held 100% of the shares in Walther Herwig AS (until December 11, 2003, PGS held 50% of the shares, but increased its shares as Walter Herwig AS was demerged) and chartered three vessels from that company in 2003. Total lease expense recognized during the two months ended December 31, 2003 and the ten months ended October 31, 2003 on these vessels was $1.1 million and $6.4 million, respectively.

       As of March 31, 2006, the Chairperson of the Board of Directors of PGS, Jens Ulltveit-Moe, through Umoe Industri AS and Agra AS, controlled a total of 3,087,332 PGS Shares, or 5.1% of PGS' outstanding shares. Jens Ulltveit-Moe also has a majority ownership interest in Knutsen OAS Shipping AS ("Knutsen"). Knutsen is chartering the MT Nordic Svenita from PGS on a time charter contract and paid $10.0 million and $10.3 million to PGS under this contract in 2005 and 2004, respectively. PGS charters the vessel from an independent third party. The vessel was chartered by PGS to provide shuttle services for the Banff field, but in 2001 was chartered to Knutsen on terms approximating PGS' terms under the third-party lease, due to low production on the Banff field. In addition, PGS has a contract of affreightment with Knutsen for transporting crude oil relating to the Banff field and paid $1.2 million and $0.7 million to Knutsen under this contract in 2005 and 2004, respectively. Mr. Ulltveit-Moe was also the Chairman of Unitor ASA until August 2005, a company that from time to time provides PGS with equipment for its vessels.

       In January 2006 PGS entered into an agreement to purchase the shuttle tanker MT Rita Knutsen for $35 million from Knutsen OAS Shipping AS and the transaction was completed March 9, 2006. The vessel is considered as a possible FPSO solution for several upcoming projects, and a conversion is intended to begin when a firm contract for the ship is secured in the market. The vessel will be operated by Knutsen on a bareboat charter agreement until a decision to start conversion is made. Mr. Ulltveit-Moe did not participate in any Board discussions relating to this transaction.

          DESCRIPTION OF THE SHARES AND SHARE CAPITAL OF PGS FOLLOWING
                                  THE DEMERGER

       The following is a summary of material information relating to PGS' share capital after the Demerger, including a summary of certain provisions of PGS' Articles of Association and certain provisions of applicable Norwegian law in effect as of the date of this Information Statement. This summary does not purport to be complete and is qualified in its entirety by PGS' Articles of Association and Norwegian law.

       PGS is a public limited liability company organized under the laws of the Kingdom of Norway with its registered office at Strandveien 4, N-1325 Lysaker, Norway. PGS' registration number with the Norwegian Company Registry is 916235291. The PGS Shares are registered in the Norwegian Central Securities Depository under ISIN No. 001-0199151. As set forth in Section 2 of PGS' Articles of Association, PGS' business is to provide services to and participate and invest in energy related businesses.

Stock Exchange Listing and American Depositary Receipts

       PGS' ordinary shares are listed on the OSE and trade on that exchange under the symbol "PGS." These shares are not publicly traded outside Norway. PGS' shares are also traded on the NYSE in the form of American Depositary Shares (ADS), under the symbol "PGS".

       Each ADS represents one share. Citibank, N.A. serves as the depositary for the ADSs. PGS listed its ADSs on NYSE in April 1997. On February 26, 2003, the NYSE informed PGS that its ADSs were suspended from the NYSE and that it would commence proceedings with the SEC to delist the securities. PGS' ADSs were then traded over-the-counter ("OTC") and were quoted on the Pink Sheets under the ticker symbol "PGOGY."

       In November 2003, subsequent to PGS' emergence from Chapter 11, its new ordinary shares began trading on the OSE and its new ADSs began trading on the OTC Pink Sheets under the symbol "PGEOY."

       On December 17, 2004, PGS' ADSs were relisted on the NYSE and began trading under the symbol "PGS."

Share Capital

       After the Demerger and the reduction of the par value of each PGS Share described in Part II of the Information Statement, PGS will have a share capital of NOK 480,000,000 divided into 60,000,000 shares, nominal value NOK 8.00.

       On June 9, 2005, the PGS Shares were split three for one, reducing the face value of the PGS Shares from NOK 30.00 to NOK 10.00 per share, and increasing the number of outstanding shares from 20,000,000 to 60,000,000. Except for the Demerger and the above-mentioned share split, no other changes in the share capital have been made since the emergence from Chapter 11.

       There are no outstanding options, warrants, convertible loans or other instruments which entitle the holder of such securities to require that PGS issue new shares.

Authorizations to the Board

       PGS' Board is continually considering opportunities to expand and further develop the business activities of PGS, including but not limited to mergers and acquisitions, and to strengthen PGS' capital base. As a result, PGS' Board of Directors was authorized on June 8, 2005 by the Annual General Meeting to increase the share capital of PGS and passed the following resolutions.

     (i) "The Board is authorized to increase the Company's share capital by a total amount NOK 60,000,000 by issuance of up to 6,000,000 shares with a face value of NOK 10. The Board is further authorized to determine the price and terms of such offerings and subscriptions, including but not limited to, whether in the Norwegian and/or the international markets, whether private or public and whether or not underwritten.
     (ii) The power of attorney includes the authorization to increase the Company's share capital in return for non-cash contributions and the right to assume special obligations on behalf of the Company.
     (iii) The Board is further authorised to waive the pre-emption rights pursuant to Section 10-4 of the Public Limited Companies Act.
     (iv) The power of attorney includes a resolution to merge, c.f. the Joint Public Limited Companies Act Section 13-5.
     (v) The authorization shall be effective as of the date it is registered in the Norwegian Register of Business Enterprises and shall be valid for a period of two years from its effective date."

Limitations on the Right to Own and Transfer Shares

       There is no limitation on ownership of PGS Shares by persons who are not Norwegian.

       PGS' Articles of Association provide that a transfer of shares is subject to approval by PGS' Board of Directors. The approval cannot be withheld without reasonable grounds. This provision could operate to prevent or impede a change in control of PGS.

Voting Rights

       As a general rule, PGS' shareholders can take action under Norwegian law or PGS' articles of association by a simple majority of votes cast at a general meeting of shareholders. Each ordinary share carries one vote. Amendments to PGS' articles of association, however, including any amendment increasing PGS' share capital or altering the rights and preferences of any share or class of shares, require the approval of at least two-thirds of the votes cast and at least two-thirds of the share capital represented at a shareholders' meeting, whether or not holders of the share capital are entitled to vote. In some cases, a stricter voting requirement may apply.

       To vote at an annual or extraordinary general meeting, a shareholder must be registered as a holder of title to the shares to be voted in PGS' share register maintained at the VPS, not later than at the date of the general meeting. Shareholders who intend to participate in a general meeting in person or by proxy must notify PGS by the date stated in the notice convening the meeting, which date must be at least two business days before the date of the meeting.

       Under PGS' articles of association, the beneficial owner of shares registered in VPS through a custodian approved by the Norwegian authorities may vote the shares covered by the custodial arrangement if:

      o the beneficial owner provides PGS, no later than two business days prior to the meeting, with its name, address and a confirmation from the custodian that the holder is the beneficial owner of the shares held in custody; and
      o PGS' Board of Directors does not disapprove the beneficial ownership after receipt of notification.

       As an alternative to the voting procedure for beneficial owners described above, under Norwegian law, owners of ADSs representing shares can vote by surrendering their American Depositary Receipts, or ADRs, evidencing ADSs to the custodian and having title to the related shares registered in PGS' share register maintained at the VPS prior to the meeting.

Summary of Certain Other Provisions of Applicable Norwegian Law

       For a summary of certain other provisions in the Articles of Association and of applicable Norwegian law in effect at the date of this Information Statement, including taxation issues, see the discussion in Part III, "Taxation" and "Description of the Shares and Share Capital in Petrojarl following the Demerger," from "--General Matters" to "-Distribution of Assets upon Liquidation." While these sections discuss Petrojarl, they are equally applicable to PGS.

Summary of PGS' Articles of Association that will be in effect after consummation of the Demerger

       Name of the company - PGS' registered name is Petroleum Geo-Services ASA. PGS is a Norwegian public limited liability company.

       Registered office - PGS' registered office is in Baerum, Norway.

       Business of the company - The business of PGS is to provide services to and participate and invest in energy related businesses.

       Share capital - PGS' share capital will be NOK 480,000,000 divided into 60,000,000 shares.

       Nominal value of shares - The par value of each share will be NOK 8.00.

       Board of directors - PGS' Articles of Association provide that PGS' Board of Directors shall be composed of a minimum of three and a maximum of eight directors.

       Annual general meeting - PGS' annual general meeting will be held no later than June 30 each year upon at least four weeks' written notice. The ordinary General Meeting agenda typically includes the following:
1. Approval of the annual accounts and annual report including the distribution of dividend.
2.   Election of board members and the chairman of the board.

3. Such other matters as, according to law or the Articles of Association, fall within the duties of the general meeting.

                          DIVIDENDS AND DIVIDEND POLICY

       At present, PGS does not currently expect to pay ordinary dividends to shareholders. In general, any future dividend will be subject to determination by PGS' Board of Directors based on PGS' results of operations and financial condition, PGS' future business prospects, any applicable legal or contractual restrictions and any other factors that the Board of Directors considers relevant.

       The geophysical industry remains cyclical. PGS is therefore targeting strong financial flexibility going forward in a business climate where capturing attractive growth opportunities will be key to shareholder value creation. This overall direction will also guide the Board of Directors in formulating and recommending an appropriate dividend policy for 2006 and later years.

                                     PART V

                              FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                           Page
                                                                                                           ----
Report of independent auditors..........................................................................    171

Petrojarl Combined Financial Statements.................................................................    172
Petrojarl Combined Balance Sheets.......................................................................    172
Petrojarl Combined Statements of Operations.............................................................    172
Petrojarl Combined Statements of Cash Flows.............................................................    173
Petrojarl Combined Statement of Changes in Capital From Parent..........................................    174

Notes to Combined Financial Statements..................................................................    175

PGS Pro Forma Financial Statements......................................................................    192
PGS After Demerger - Pro Forma Consolidated Statement of Operations.....................................    192
PGS After Demerger - Pro Forma Consolidated Balance Sheet...............................................    192
PGS After Demerger - Pro Forma Consolidated Statement of Cash Flows.....................................    193

Notes to PGS Pro Forma Financial Statements.............................................................    194

                         REPORT OF INDEPENDENT AUDITORS

To the shareholder of Petrojarl

We have audited the accompanying combined balance sheets of Petrojarl (the companies listed in Note 2) as of December 31, 2005 and 2004, and the related combined statements of operations, changes in capital from parent and cash flows for the two years then ended. These financial statements are the responsibility of the companies' shareholder and management. Our responsibility is to express an opinion based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the companies' internal control over financial reporting. Our audits included consideration of internal control of financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company omitted certain prescribed disclosures in the financial statements, principally those described in Note 2 to these financial statements. Presentation of all prescribed disclosures is required by accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of the information discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the combined financial position of Petrojarl at December 31, 2005 and 2004 and the combined results of their operations, changes in capital from parent and cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States.

                                                             /S/ERNST & YOUNG AS

Oslo, Norway

April 7, 2006

                     PETROJARL COMBINED FINANCIAL STATEMENTS

Petrojarl Combined Balance Sheets

                                                                                                December 31,
                                                                                      -------------------------------
                                                                                           2005             2004
                                                                                      --------------  ---------------
                                                                                          (In thousands of dollars)
                                     ASSETS
Cash and cash equivalents.........................................................    $       13,550  $         4,529
Restricted cash...................................................................             2,010            2,218
Accounts receivable, net..........................................................            30,506           23,212
Unbilled and other receivables....................................................             3,081            3,583
Other current assets..............................................................            12,135           50,760
                                                                                      --------------  ---------------
          Total current assets....................................................            61,282           84,302
Property and equipment, net.......................................................           593,878          637,277
Investments in associated companies...............................................             5,653            5,411
Other intangible assets, net......................................................             2,228            8,685
Other long-lived assets...........................................................            13,406           16,195
                                                                                      --------------  ---------------
          Total assets............................................................    $      676,447  $       751,870
                                                                                      ==============  ===============

                                         LIABILITIES AND CAPITAL FROM PARENT
Accounts payable..................................................................    $       14,918   $       29,101
Accrued expenses..................................................................            27,648           29,236
                                                                                      --------------   --------------
          Total current liabilities...............................................            42,566           58,337
Long-term debt....................................................................           239,303          275,740
Other long-term liabilities.......................................................            61,832           73,459
                                                                                      --------------   --------------
          Total liabilities.......................................................           343,701          407,536
                                                                                      --------------   --------------
Minority interest in consolidated subsidiaries....................................               785              962

Capital from parent...............................................................           331,961          343,372
                                                                                      --------------   --------------
          Total  liabilities and capital from parent..............................    $      676,447   $      751,870
                                                                                      ==============   ==============

The accompanying notes are an integral part of these combined financial statements.

Petrojarl Combined Statements of Operations

                                                                                Years Ended December 31,
                                                                            ----------------------------------
                                                                                   2005             2004
                                                                            ---------------  -----------------
                                                                                 (In thousands of dollars)
Revenues ..........................................                         $       280,677  $        298,202
                                                                            ---------------  -----------------

Cost of sales (a)..................................                                 184,324           168,003

Depreciation and amortization......................                                  44,064            44,562

Selling, general and administrative costs (a) .....                                  14,823            13,878

Other operating (income) expense, net..............                                  (5,593)            2,008
                                                                            ---------------  -----------------

         Total operating expenses..................                                 237,618           228,451
                                                                            ---------------  -----------------

Operating profit...................................                                  43,059            69,751
Other income (expense):............................
   Income from associated companies................                                     243               722
   Interest expense................................                                 (23,477)          (29,094)
   Debt redemption and refinancing costs...........                                 (28,975)               --
   Other financial items, net......................                                  (2,441)           (7,468)
                                                                            ---------------  -----------------

Income (loss) before minority interest                                              (11,591)           33,911
Minority interest..................................                                     (27)             (289)
                                                                            ---------------  -----------------
         Net (loss) income.........................                         $       (11,618)  $        33,622
                                                                            ===============  ================

Note:
(a) Excluding depreciation and amortization which is shown separately.

The accompanying notes are an integral part of these combined financial statements.

Petrojarl Combined Statements of Cash Flows

                                                                Years Ended December 31,
                                                             -------------------------------
                                                                  2005            2004
                                                             -------------   ---------------
                                                                 (In thousands of dollars)
Cash flows (used in) provided by operating activities:
  Net income (loss).....................................       $ (11,618)     $   33,622
  Adjustments  to  reconcile  net  income  (loss)  to net
   cash  provided by operating activities:
   Depreciation and amortization charged to expense.....          44,064          44,562
   Non-cash other operating (income) expense, net.......          (5,593)             --
   Premium  on debt  redemption  and cost of  refinancing
    expensed............................................          28,975              --
   Provision for deferred income taxes..................
   (Increase) decrease in accounts receivable, net......          (6,792)         (1,532)
   Increase (decrease) in other current assets..........          38,625         (31,419)
   Increase (decrease) in other long-lived assets.......             174            (661)
   (Increase) decrease in accounts payable..............         (14,183)         19,867
   (Increase) decrease in accrued expenses..............           3,663          (7,551)
   (Increase) decrease in other long-term liabilities...          (6,034)          1,444
   Loss on sale of assets...............................             426              --
    Net income from associated companies................            (243)           (722)
  Non-cash  effect of  favourable  contracts  under fresh
   start intangible assets                                         2,161           2,367
   Other items..........................................             611           1,282
                                                               ---------      ----------
      Net cash provided by operating activities.........          74,236          61,259
                                                               ---------      ----------
Cash flows (used in) provided by investing   activities:
  Capital expenditures..................................             (11)           (988)
                                                               ---------      ----------
      Net cash (used in) provided by investing activities            (11)           (988)
                                                               ---------      ----------
Cash flows (used in) provided by financing   activities:
  Net  increase  (decrease)  in interest  bearing loan to
   Parent...............................................         (36,437)        (62,315)
  Premium on debt redemption, and cost of refinancing...         (28,975)             --
                                                               ---------      ----------
      Net cash used in financing activities.............         (65,412)        (62,315)
                                                               ---------       --------
  Net increase (decrease) in cash and cash equivalents..           8,813          (2,044)
  Cash and cash equivalents at beginning of period......           6,747           8,791
                                                               ---------      ----------
      Cash and cash equivalents at end of period........       $  15,560      $    6,747
                                                               =========      ==========

The accompanying notes are an integral part of these combined financial statements.

Petrojarl Combined Statement of Changes in Capital From Parent

                                                    Capital from parent
                                                 (In thousands of dollars)
Balance at January 1, 2004                              $   311,910
Comprehensive income (loss):
Net income                                                   33,622
Net foreign currency translation adjustments                   (337)
                                                        -----------
Total comprehensive income (loss)                            33,285
                                                        -----------
Repayment of capital to Parent                               (1,823)
                                                        -----------
Balance at December 31, 2004                                343,372

 Comprehensive income (loss):
Net loss                                                    (11,618)
Net foreign currency translation adjustments                    796

Minimum pension liability                                       211
                                                        -----------
Total comprehensive income (loss)                           (10,611)
                                                        -----------
Repayment of capital to Parent                                 (800)
Balance at December 31, 2005                            $   331,961
                                                        ===========

The accompanying notes are an integral part of these combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1: Organization and business

       Petrojarl represents the reported production business segment of Petroleum Geo-Services ASA ("PGS" or "parent") and comprises the following subsidiaries and associates;

Name                               Ownership                          Country

PGS Production AS                  100.00 %                           Norway
Golar-Nor Offshore Ltd.            100.00 %                           UK
Golar-Nor Ltd.                     100.00 %                           UK
PGS Floating Production Ltd.       100.00 %                           UK
Golar Nor Offshore AS              100.00 %                           Norway
PGS Petrojarl Varg AS              100.00 %                           Norway
PGS Ramform Banff AS               100.00 %                           Norway
PGS Tanker AS                      100.00 %                           Norway
Petrojarl 4 DA                      99.25 %                           Norway
KS Petrojarl I AS                   98.50 %                           Norway
Ikdam Production SA                 40.00 %                           France

       Petrojarl also includes certain other assets, costs and expenses owned or incurred by PGS and allocated to Petrojarl in accordance with the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin Nos. 54 and 55 as more fully described in Note 2 below.

Note 2 Principles applied in preparation of the combined carve out financial statements

       Presentation of Financial Information

       The combined financial statements for Petrojarl have been carved out from PGS's consolidated financial statements for 2004 and 2005. Petrojarl's combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). They do not include all of the disclosures information and footnotes required by US GAAP for complete financial statements. In these combined financial statements the following notes have been omitted;

       o  Intangible assets

       o  Debt

       o  Commitments and contingencies (leases),

       o  Certain specifications (Other income, other financial items)

       o Specification of Other current assets in excess of 5% of total current assets, Other current liabilities in excess of 5% of total current liabilities (accrued expenses) and other long-term liabilities in excess of 5% of total liabilities.

       o  Financial Risk disclosure in accordance with SFAS 107

       o  Investments in Associated companies

       o  Supplementary Cash Flow Information

       The following notes are not complete and therefore not in accordance with accounting principles generally accepted in the United States;

       o  Income taxes

       Petrojarl represented a segment in PGS Group and in the historical information contained in these financials no segment disclosures are required.

       In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Intercompany accounts and transactions have been eliminated.

       The preparation of these combined financial statements required identifying all of the assets and liabilities, revenues and expenses associated with the "carved out" operations. Assets owned by PGS and subsidiaries that are not part of Petrojarl have been allocated to Petrojarl based on specific identification (Ramform Banff and Petrojarl Varg and the UK-lease on Ramform Banff). Costs and expenses of services provided by PGS have been reflected in these combined financial statements based on specific identification or where specific identification was not practicable, the allocation of expenses was done on a basis that, in the opinion of management, was reasonable.

       Corporate Costs

       PGS's historical principle has been to charge the costs of shared services and corporate center support to the operating business segments based on their consumption of such services. However, certain costs related to general management, governance functions, corporate accounting, investor relations and similar functions have previously been considered to be general overhead costs and have not been charged to the Production Business.

       For purposes of the combined financial statements these general corporate overhead costs have been allocated between PGS and Petrojarl for both 2004 and 2005 based on proportional gross revenues charged to third parties. General corporate services are by nature difficult to allocate. However, it is management's view that a proportionate allocation based on revenues for the individual business units is a reasonable basis for this allocation as revenues are the best indicator of the activity level in the business unit and as such the best indicator of the level of services necessary from general corporate.

       Pertra

       Pertra is leasing Petrojarl Varg from Petrojarl and uses it on the Varg Field on the Norwegian Continental Shelf of the North Sea. Pertra was part of the PGS Group Accounts until March 2005. Even though Pertra never was a part of the Production Business, Pertra used their services extensively regarding purchase of supplies. Petrojarl made purchases on behalf of Pertra (including payment) which were subsequently reimbursed by Pertra. Petrojarl charged a fee for these services. The total administration costs of Petrojarl are included in the combined financial statements and the management fees charged Pertra similarly. Pertra's operations are not considered part of Petrojarl combined.

       Financial Income and Expense

       PGS has used a centralized approach to financing and cash management. As a result Petrojarl has not had significant separate funds or external financing. For purposes of presentation in these financial statements, a portion of the debt of PGS has been allocated to Petrojarl on the basis described below.

       In calculating the financial income and expense for Petrojarl in the carve out financials it has been assumed that the relative enterprise value forming the base for the demerger ratio was considered to be an objective basis for allocating net interest bearing debt at December 31, 2005 and actual interest expense incurred in the periods. The gross debt level derived from this methodology has been rolled backwards based on intercompany payments between PGS and Petrojarl in 2004 and 2005. The average interest rate based on external borrowings of the Parent has been calculated for 2004 and 2005; these rates have been used in calculating interest expense in these combined financial statements.


       The following information summarizes these calculations (in thousands of dollars);

                                                     2005                                2004
                                      -----------------------------------------------------------------------
Balance beginning of year                          275,740                             338,055
Change in amounts due to PGS                       (36,437)                            (62,315)
                                                   --------                            --------
Balance at end of year                             239,303                             275,740
                                                   -------                             -------
Intercompany Interest                               23,477                              29,094

       Allocation of interest income is based on actual cash in the entities in Petrojarl relative to PGS total cash holdings for the periods presented. Both financial income and expenses directly related to other parts of PGS have been excluded from these calculations. Debt redemption premium and refinancing costs in 2005 and 2004 is allocated to Petrojarl based on the same basis as net interest bearing debt.

       Income taxes

       The Petrojarl operations have been a part of both the Norwegian tax group and the UK tax group. PGS has substantial tax loss carryforwards and will transfer a substantial part of the tax loss carryforwards to Petrojarl ASA and its subsidiaries after the demerger. Deferred tax assets have previously been reduced by a full valuation allowance.

       In the combined financial statements it has been assumed that the more likely than not criterion only applies to the remaining parts of PGS and based on this the transferred deferred tax assets has been fully offset by valuation allowance in the combined financial statements.

       Cash flow statement

       Cash flow statements are based on historical results of Petrojarl's business, and certain assumptions regarding the split of assets, liabilities and activities, of which the most important is that carve-out adjustments related to cost allocations are charged to cash flows from operations in the same periods as they are charged to results of operations.

       Forward currency contracts

       In 2005 PGS started hedging a portion of its foreign currency exposure related to operating expenses in NOK and GBP by entering into forward currency exchange contracts. These transactions were entered into on a centralized basis. While PGS enter into these contracts with the purpose of reducing the exposure to changes in exchange rates, they do not account for the contracts as effective hedging. Consequently, all outstanding forward currency exchange contracts are recorded at estimated fair value and changes to fair value are charged or credited to the statement of operations.

       Some of these foreign currency exchange contracts were related to currency exposure in the Petrojarl Business. In the combined financial statements we have allocated Petrojarl's share of the loss recognized in PGS in the 2005 financials. This allocation is based on the underlying exposure related to Petrojarl in each currency compared to the total exposure in that currency. An average exposure for each quarter has been calculated.

Note 3 Significant Accounting Principles

       The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States on the basis described in Note 1 and 2.

       Consolidation and Equity Investments.

       Petrojarl's combined financial statements include all transactions of Petrojarl ASA, its wholly owned and majority owned subsidiaries that it controls and equity investments. Subsidiaries are consolidated in the accounts from the point of time when Petrojarl gains control. Acquisitions are accounted for using the purchase method of accounting. Acquisition prices are assigned to the assets and liabilities of the subsidiaries, using their fair value at the date of acquisition. Any excess of purchase cost over fair value of assets and liabilities is recorded as goodwill. All inter-company transactions and balances have been eliminated in consolidation. In those cases where the subsidiaries are not wholly owned, the minority interests are separately presented in the consolidated statements of operations and consolidated balance sheets.

       Investments in associated companies in which Petrojarl has an ownership interest equal to or greater than 20% but equal to or less than 50%, and where Petrojarl has the ability to exercise significant influence are accounted for using the equity method.

       Petrojarl periodically reviews its investments to determine if a loss in value has occurred that is other-than-temporary. Petrojarl considers all available information, including the recoverability of its investment, the earnings and near-term prospects of the investee company, factors related to the industry, conditions of the investee company and the ability, if any, to influence the management of the investee company.

       Variable Interest Entities.

       In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities", and in December 2003, the FASB issued a revised FIN 46 ("FIN 46R"), which address when a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46R requires consolidation of a variable interest entity ("VIE") if the reporting entity is subject to a majority of the risk of loss from the VIE's activities or is entitled to receive a majority of the VIE's residual returns or both. The consolidation requirements of FIN 46R apply immediately to VIEs created after January 31, 2003, and to all other existing structures commonly referred to as special purpose entities. The consolidation requirements applied to VIEs were created prior to January 31, 2003 and apply to Petrojarl as of its adoption of fresh-start reporting.

       Petrojarl has considered its UK leases (see below) in relation to FIN 46R. As part of the evaluation process, Petrojarl has requested further information about the lessor entities, including information related to their other assets and contractual arrangements. However, Petrojarl has no rights under its agreements with the lessor entities to request or receive such information, and the lessor entities (or their owners) have denied Petrojarl access to any such information. Accordingly, Petrojarl has not been able to affirmatively determine if any of the lessor entities are in fact VIEs, and if any are VIEs, who the primary beneficiary would be. Accordingly, none of these entities are consolidated.

       Use of Estimates.

       The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. In many circumstances, the ultimate outcome related to the estimates, assumptions and judgments may not be known for several years after the preparation of the financial statements. Actual amounts may differ materially from these estimates due to changes in general economic conditions, changes in laws and regulations, changes in future operating plans and the inherent imprecision associated with estimates.

       Cash and Cash Equivalents

       The carrying amounts of cash and cash equivalents approximate fair value. Cash and cash equivalents include demand deposits and all highly liquid financial instruments purchased with maturities of three months or less. Cash and cash equivalents that are restricted from Petrojarl's are disclosed separately in the combined balance sheets and are classified as current or long-term depending on the nature of the restrictions. Such restrictions primarily relate to employee tax withholdings.

       Foreign Currency Translation.

       Petrojarl's reporting currency is the U.S. dollar as it is the functional currency for substantially all of its operations. The financial statements of non-US subsidiaries using their respective local currency as their functional currency are translated using the current exchange rate method. Under the current exchange rate method, assets and liabilities are translated at the rate of exchange in effect at period end; share par value and paid-in capital are translated at historical exchange rates; and revenue and expenses are translated at the average rates of exchange in effect during the period. Translation adjustments, net of tax, are recorded as a separate component of shareholders' equity.

       Operating and Capital Leases.

       Petrojarl has significant operating lease arrangements in all of its operating segments and also has some capital lease arrangements for UK leases for vessels (note 4). Capital leases are lease arrangements in which the substantial financial risk and control, but not ownership, of the assets is transferred from the lessor to Petrojarl.

       Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.

       Petrojarl accounts for capital lease arrangements as if Petrojarl had acquired the assets, and the present value of the future lease payments is accounted for as liabilities. The assets are depreciated over the expected useful lives or the related lease terms, whichever is shorter. Operating leases are recorded using the straight-line method over the period of the lease.

       Property and Equipment.

       Property and equipment are stated at cost less accumulated depreciation, amortization and impairment charges. Depreciation and amortization are calculated based on cost less estimated salvage values using the straight-line method for all property and equipment, excluding leasehold improvements and capital leases, which are amortized over the asset life or lease term whichever is shorter

       The estimated useful lives for property and equipment are as follows:

                                                            Years
                                                            -----
   FPSO vessels and equipment............................... 25-30

   Buildings................................................ 50

   Fixture, furniture, fittings and office computers........ 3-5

       Expenditures for major property and equipment that have an economic useful life of at least one year are capitalized as individual assets and depreciated over their useful lives. Maintenance and repairs, including periodic maintenance and class surveys for FPSOs are expensed as incurred. Petrojarl capitalizes the applicable portion of interest costs to major capital projects. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.

       Significant spare parts are capitalized with the asset to which they pertain, while other spare parts, consumables and bunkers are classified as other current assets and stated at the lower of cost and market.

        Intangible Assets.

       Intangible assets are stated at cost less accumulated amortization and impairment charges. Amortization is calculated on a straight-line basis over the estimated period of benefit.

       Other long-lived assets

       Other long-lived assets consist of long-term receivables and fresh-start favorable contracts. Other long-term receivable includes accounts receivable expected to be collected more than twelve months after the balance sheet date including contractual receivables related to asset removal obligations.

       Impairment of Long-Lived Assets

       Long-lived assets, which consist primarily of property, plant and equipment (or the group of assets, including the asset in question, that represents the lowest level of separately identifiable cash flows), are assessed for possible impairment when indications of impairments exist in accordance with SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets. If the total of the undiscounted future cash flows is less than the carrying amount of the asset or group of assets, the asset is not recoverable and an impairment loss is recognized for the difference between the estimated fair value and the carrying value of the asset or groups of assets. Long lived assets are also assessed for possible impairment upon the occurrence of a triggering event. Events that can trigger assessments for possible impairments include, but are not limited to (i) significant decreases in the market value of an asset, (ii) significant changes in the extent or manner of use of an asset, (iii) a physical change in the asset, (iv) a significant decrease in the price of oil and (v) a significant change in oil production for vessels on tariff based contracts.

       Revenue Recognition.

       Revenue is recognized when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collection is reasonably assured. Petrojarl defers the unearned component of payments received from customers for which the revenue recognition requirements have not been met.

       Tariff-based revenue from services from operation of FPSO vessels is recognized as production occurs, while day-rate revenue is recognized over the passage of time, provided all other recognition criteria are satisfied.

       Income Taxes.

       Deferred tax assets and liabilities are recognized for the expected future tax consequences of transactions and events. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to record the deferred tax assets at an amount expected to be more likely than not recoverable. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. In accordance with Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes -- Special Areas," Petrojarl does not recognize any deferred tax liability on unremitted earnings of foreign subsidiaries when remittance is indefinite.

       When Petrojarl adopted fresh start reporting, effective November 1, 2003, Petrojarl established valuation allowances for deferred tax assets. As and when such deferred tax assets, for which a valuation allowance is established, are realized in subsequent periods, the tax benefit is recorded as a reduction of the carrying value of long-term intangible assets existing at adoption of fresh-start accounting until the value of such assets is reduced to zero.

Any recognition of fresh start deferred tax assets after intangible assets are reduced to zero will be credited to equity.

       Asset Retirement Obligations.

       Petrojarl implemented FASB Interpretation No. 47 "Accounting for Conditional Asset Retirement Obligations" ("FIN 47") as of December 31, 2005. FIN 47 is an interpretation of SFAS 143 "Accounting for Asset Retirement Obligations", which refers to legal obligations to perform asset retirement activities. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if timing and/or method of settlement is conditional on a future event that may not be within the control of the entity. The implementation of FIN 47 had no quantitative effect on Petrojarl.

       In accordance with Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), Petrojarl records the fair value of an asset retirement obligation as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is recorded, Petrojarl capitalizes the cost by increasing the carrying amount of the related properties, plant and equipment. Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Also, revisions to a previously recorded asset retirement obligation may result from changes in the assumptions used to estimate the cash flows required to settle the asset retirement obligation. The effect of such changes is recorded as an adjustment to the related asset.

       Commitments and Contingencies.

       Petrojarl accrues for loss contingencies when it is probable that a loss will result from a contingency and the amount of the loss can be reasonably estimated.

       Receivables Credit Risk.

       Petrojarl's trade receivables are primarily from multinational integrated oil companies. Petrojarl manages its exposure to credit risk through ongoing credit evaluations of customers and will provide for potential credit losses through an allowance for doubtful accounts. The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in accounts receivable from trade customers and is based on a number of factors consisting mainly of aging of accounts, historical experience, customer concentration, customer creditworthiness and current industry and economic trends. Petrojarl does not believe that exposure to concentrations of credit risk is likely to have a material adverse impact on its financial position or results of operations.

       New Accounting Standards

       In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), a replacement of Accounting Principles Board ("APB") Opinion No. 20 and FASB Statement No. 3. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.

SFAS 154 will become effective for accounting changes and corrections of errors made after January 1, 2006.

       In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets" ("SFAS 153"), an amendment of APB Opinion No. 29. SFAS 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29") provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS 153 eliminates this exception and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 became effective for Petrojarl for nonmonetary asset exchanges occurring after July 1, 2005, and did not have any impact on the combined financial statements.

       In December 2004, the FASB issued SFAS No. 123-R "Share-Based Payment" ("FASB 123-R"), which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. The standard becomes effective for Petrojarl as of January 1, 2006. Petrojarl has no outstanding options and is not currently issuing stock options that would cause the adoption of SFAS 123-R to impact Petrojarl's financial position, cash flows or results of operations.

Note 4 UK Leases.

       Petrojarl has entered into vessel lease arrangements in the United Kingdom ("UK leases") relating to its FPSO vessel Petrojarl Foinaven and the topside production equipment for its FPSO vessel Ramform Banff. Under the leases, generally, UK financial institutions ("Lessors") acquired the assets from third parties and Petrojarl leased the assets from the Lessors under long-term charters that give Petrojarl the option to purchase the assets for a bargain purchase price at the end of the charter periods. The Lessors claims tax depreciation (capital allowances) on the capital expenditures that were incurred for the acquisition of the leased assets. Petrojarl indemnified the Lessors for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for variations in actual interest rates from those assumed in the leases.

       Due to the nature of the charters, Petrojarl accounts for these leases as capital leases. Petrojarl legally defeased its future charter obligations for the assets by making up-front, lump sum payments to unrelated large institutional banks ("Payment Banks"), which then assumed Petrojarl's liability for making the periodic payments due under the long-term charters (the "Defeased Rental Payments") and termination sum obligations under the agreements. Petrojarl has no rights to the amounts paid to Payment Banks. Due to the assumption of the charter payment obligations by the Payment Banks, the Lessors legally released Petrojarl as the primary obligor under the charters. Accordingly, Petrojarl accounted for the release as a derecognition of the capital lease obligations with respect to these UK leases.

       The Defeased Rental Payments are based on assumed Sterling LIBOR rates between 8% and 9% per annum (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, Petrojarl receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, Petrojarl is required to pay rentals in excess of the Defeased Rental Payments (the "Additional Required Rental Payments"). Such payments are made annually and are recorded on a straight-line basis as other financial items, net.

       Effective November 1, 2003, Petrojarl adopted fresh-start reporting and recorded a liability equal to the fair value of the future Additional Required Rental Payments. Such fair value was estimated at the net present value of the Additional Required Rental Payments based on forward market rates for Sterling LIBOR and an 8% per annum discount rate. This liability, which is amortized based on future rental payments, amounted to 15.2 million British pounds (approximately $29.3 million) at December 31, 2004 and 13.4 million British pounds (approximately $23.2 million) at December 31, 2005.

       Currently, interest rates are below the assumed interest rates. Based on forward market rates for Sterling LIBOR, the net present value, using an 8 % discount rate, of the additional required rental payments aggregated 18.4 million British pounds (approximately $31.8 million) as of December 31, 2005, of this amount, 0.3 million British pounds (approximately $0.5 million) was accrued at December 31, 2005, in addition to the remaining fresh start liability as described above.

       Additional required rental payments were $4.9 million and $5.0 million, respectively, for each of the years ended December 31, 2005 and 2004.

       The lessors claim tax depreciation (capital allowances) on the capital expenditures that were incurred for the acquisition of the leased assets. Although the UK Inland Revenue generally deferred for a period of time agreeing to the capital allowances claimed under such leases pending the outcome of a legal proceeding in which the Inland Revenue was challenging capital allowances associated with a defeased lease, in November 2004, the highest UK court of appeal ruled in favor of the taxpayer and rejected the position of the Inland Revenue. In connection with the adoption of fresh-start reporting by PGS on November 1, 2003 and before the November 2004 ruling, Petrojarl recorded a liability of (pound)10.4 million (approximately $17.5 million). Petrojarl will release applicable portions of this liability if and when the UK Inland Revenue accepts the lessors' claims for capital allowances under each lease. In 2005 Petrojarl released (pound)3.1 million (approximately $5.6 million) of the liability related to the Ramform Banff lease.

       The remaining accrued liability at December 31, 2005 of (pound)7.3 million (approximately $12.7 million) relates to the Petrojarl Foinaven lease where the UK Inland Revenue has raised a separate issue about the accelerated rate at which tax depreciation is available. If the UK Inland Revenue were successful in challenging that rate, the lessor would be liable for increased taxes on Petrojarl Foinaven in early periods (and decreased taxes in later years), and Petrojarl's rent payable would increase. How much the rentals could increase depends primarily on how much of the asset will be subject to a different depreciation rate. Management believes that (pound)60 million to (pound)70 million (approximately $104 million to $121 million based on current exchange rates) represents a worst case scenario for this liability. As part of the Demerger Plan PGS has agreed to cover 50% of any payment in excess of (pound)13 million related to this liability.

       In connection with the demerger we have entered into agreements, either as part of the proposed demerger plan or otherwise, to facilitate the demerger. For our UK lease on the production equipment for the Ramform Banff, we have entered into agreement, subject to final documentation and certain other conditions, with the lessor providing for the termination of the lease at a reduced termination sum that could amount to up to approximately $13.9 million, but could also be substantially less.

       In addition, we have reached an agreement, subject to final documentation, with the operator of the Foinaven field to provide the benefit of financial covenants that would apply to Petrojarl following the demerger, and to make other amendments to the existing contractual arrangements, in each case subject to completion of the demerger and certain other conditions.

Note 5 Asset Retirement Obligation

The following table presents changes in asset retirement obligations for the years ending December 31, 2005 and 2004.

                                                           (In thousands of dollars)
                                                            -----------------------
                                                                   December 31,
                                                           -------------------------
                                                               2005            2004
                                                           -----------    ---------
    Balance at beginning of period.................        $    18,254    $  16,935
    Accretion expense..............................              1,426        1,319
                                                           -----------    ---------
    Balance at end of period.......................        $    19,680    $  18,254
                                                           ===========    =========

ARO liability as of December 31, 2005, is included in other long-term liabilities in both periods.

       Petrojarl has as of December 31, 2005 asset retirement obligations for the sub-sea production facility associated with Ramform Banff FPSO operating in the North Sea. These obligations generally relate to restoration of the environment surrounding the facility and removal and disposal of all the production equipment and will be settled at the end of the contract, currently expected to be no later than 2014.

       The asset retirement obligation will be covered in part by contractual payments from FPSO contract counterparties. The receivable has been included in the consolidated balance sheets under long-term receivables.

Note 6 Income Taxes

       The expense (benefit) for income taxes from continuing operations consists of the following:

                                                         Year ended
                                                            2005
                                                         ------------
                                                   (In thousands of dollars)
Current taxes:
         Norwegian                                                  0
         Foreign                                                    -
Deferred taxes:
         Norweian                                                   -
         Foreign                                                    0
                                                         ------------
            Total                                        $          0
                                                         ------------

         The net expense (benefit) for the years ended December 31, 2005 includes $20.2 million in valuation allowances related to deferred tax assets (see table below).

       Petrojarl evaluated the need for valuation allowances related to its deferred tax assets by considering the evidence regarding the ultimate realization of those recorded assets. A valuation allowance, by tax jurisdiction, is established when it is more likely than not that all or some portion of deferred tax assets will not be realized. Petrojarl has recorded valuation allowances for 100% of net deferred tax assets due to cumulative losses in recent years and management's expectations about the generation of taxable income from contracts that are currently in effect. Because of these cumulative losses and future expectations, Petrojarl has concluded that it was more likely than not that the net deferred tax assets would not be realized and have recognized the valuation allowances accordingly.

       Changes in deferred taxes and valuation allowance are as follows:

                                                                December 31,
                                                       ----------------------------
                                                                    2005
                                                       ----------------------------
                                                        Deferred tax
                                                         (asset)        Valuation
                                                         liablity       allowance
                                                       -------------  -------------

                                                          (In thousand of dollars)

Balance at the beginning of the year                     $  (115 940)    $  115 940
  Curent year expense (benefit)                              (14 021)        14 021
  Change related to Other Comprehensive Income,
    and minority interest                                        (67)            67
                                                         -----------     ----------
Balance at the end of the period                         $  (130 028)    $  130 028
                                                         ===========     ==========

       The expense (benefit) for income taxes from continuing operations differs from the amounts computed when applying the Norwegian statutory tax rate to income (loss) before income taxes as a result of the following:

                                                         Year ended
                                                            2005
                                                         ------------
                                                   (In thousands of dollars)
Income (loss) before income taxes
  and minority expense:
       Norwegian                                          $ (24 764)
       Foreign                                            $  13 146
                                                          ---------
          Total                                             (11 618)
Norwegian statutory rate                                         28%
Expense (benefit) for income taxes at statutory rate         (3 253)
Increase (reduction) in income taxes from:
         Foreign earnings taxed at other than
          statutory rate                                       (107)
         Gain (loss) from local currency other than
          reporting currency                                 (6 024)
         Other permanent items                               (4 637)
         Deferred tax asset valuation allowance              14 021
                                                          ---------
            Total income tax expense (benefit)            $      (0)
                                                          =========

       Deferred tax assets and liabilities are summarized as follows:

                                                                December 31,
                                                       ----------------------------
                                                                    2005
                                                       ----------------------------
                                                           Asset         Liability
                                                       -------------  -------------
                                                          (In thousand of dollars)
Current assets and liabilities                          $    (1 047)     $
Floating production vessels and other long lived assets     (30 670)        2 253
Tax losses carried forward (a)                              (77 405)            -
Deferred gain (loss)                                         (2 487)            -
Tax credits                                                       -             -
Expenses deductible when paid                               (20 605)            _
Other temporary differences                                       -             -
                                                        -----------      --------
             Total deferred tax (asset) liability
              before valuation allowance                   (132 214)        2 253
                                                        -----------      --------

Deferred tax asset valuation allowance                      129 961
                                                        -----------      --------
             Deferred tax (asset) liability              $   (2 253)     $  2 253
                                                        -----------      --------
           Net deferred tax (asset) liability                            $      0
                                                                         --------

(a) Tax losses carried forward in Norway of $187.4 million, in the UK of $83.1 million can be carried forward indefinitely.

Note 7 Property and Equipment

       The components of property and equipment, including property and equipment under capitalized leases, are summarized as follows:

                                                                                             December 31,
                                                                                  ---------------------------------
                                                                                     2005                   2004
                                                                                  ----------            -----------
                                                                                     (In thousands of dollars)
   Production vessels and equipment........................................       $  675,062            $   680,737
   Fixtures, furniture and fittings........................................              219                    206
   Buildings and other.....................................................              920                    920
                                                                                  ----------            -----------
                                                                                     676,201                681,863
   Accumulated depreciation................................................          (82,323)               (44,586)
                                                                                  ----------            -----------
             Total.........................................................       $  593,878            $   637,277
                                                                                  ==========            ===========

       Depreciation for 2005 and 2004 was $ 37,737 and $ 37,630 respectively.

       The net book value of property and equipment under UK leases were $367,832 and $389,541 at December 31, 2005 and 2004, respectively.

Note 8 Subsequent Events.

       In January 2006 Petrojarl entered into an agreement to purchase the shuttle tanker MT Rita Knudsen for $35 million from Knutsen OAS Shipping AS and the transaction was completed on March 9, 2006. The vessel is considered as a possible FPSO solution for several upcoming projects, and Petrojarl intends to begin a conversion when a firm contract for the ship is secured. The vessel will be operated by Knudsen OAS Shipping AS under a bareboat charter agreement until a decision to start conversion is made.

       In February 2006, the Company announced a proposed joint venture with Teekay Shipping Corporation to develop new FPSO projects. We expect to finalize the arrangements for the joint venture during the second quarter of 2006.

Note 9 Related Parties

       As of December 31, 2005, the Chairman of the Board, Jens Ulltveit-Moe, through Umoe AS, controlled a total of 3,037,332 shares in PGS. Jens Ulltveit-Moe also has a majority ownership interest in Knutsen OAS Shipping AS ("Knutsen"). Knutsen is chartering the MT Nordic Svenita and paid $10.0million and $10.3 million to Petrojarl under time charter contracts for the vessel in 2005 and 2004. Petrojarl charters the vessel from an independent third party. The vessel was chartered by Petrojarl to provide shuttle services for the Banff field, but in 2001 was chartered to Knutsen on terms approximating Petrojarl's terms under the third-party lease, due to low production on the Banff field. In addition, Petrojarl has a contract of affreightment with Knutsen for transporting crude oil relating to the Banff field and paid $1.2 million and $0.7 million under this contract in 2005 and 2004 respectively. Mr. Ulltveit-Moe was also the Chairman of Unitor ASA until August 2005, a company that from time to time provides Petrojarl with equipment for its vessels.

Note 10 Accounts Receivable

       Accounts receivable consists of the following:

                                                                                         December 31,
                                                                                  --------------------------
                                                                                      2005          2004
                                                                                  ------------  --------
                                                                                    (In thousands of dollars)
   Accounts receivable - trade..................................                  $     30,506  $    23,212
   Allowance for doubtful accounts..............................                             -           -
                                                                                  ------------  -----------
         Total..............................................                      $     30,506  $    23,212
                                                                                  ============= ===========

Note 11 Other Long-Lived Assets

       Other long-lived assets consist of the following:

                                                                                          December 31,
                                                                                   ----------------------------
                                                                                       2005            2004
                                                                                   -----------      -----------
                                                                                     (In thousands of dollars)
   Contractual receivables..........................................                     5,577            5,751
   Favorable lease contracts........................................                     7,829           10,444
                                                                                   -----------      -----------
          Total.....................................................               $    13,406      $    16,195
                                                                                   ===========      ===========

       Contractual receivables relates to contractual payments from FPSO contract counterparties that Petrojarl is entitled to receive to cover parts of its asset retirement obligations.

       The fair value of certain favorable lease contracts totaling $14.2 million were recognized in the balance sheet in connection with the adoption of fresh start reporting, effective November 1, 2003. The amortization of these contracts over the remaining lease periods (which average approximately 4 years) is recorded as an increase of lease expense as part of cost of sales. Petrojarl recorded $2.1 million and $2.4 million of such increase in lease expense for the years ended December 31, 2005 and 2004 respectively.

       The reduction of the valuation allowance for deferred tax assets established in fresh-start accounting results in a reduction of certain intangible assets. At December 31, 2005 and

2004, Petrojarl recorded $0.5 million and $1.0 million, respectively, in reduction of the carrying amounts of favorable lease contracts due to reversal of valuation allowance.

Note 12 Pension Obligations

       Defined Benefit Plans.

       Petrojarl has historically had defined benefit pension plans for substantially all of its Norwegian employees, with eligibility determined by certain period-of-service requirements. These plans are generally funded through contributions to insurance companies. It is Petrojarl's general practice to fund amounts to these defined benefit plans at rates that are sufficient to meet the applicable statutory requirements. The defined benefit plans were closed for further entries and new defined contribution plans established for new employees (see separate section below). At December 31, 2005, 386 employees were participating in the defined benefit plans.

       Pension cost for disposed subsidiaries are included for the period up to the sales closing date.

       Reconciliation of the plans' aggregate projected benefit obligations and fair values of assets are summarized as follows:

       Change in projected benefit obligations (PBO):

                                                                                                  December 31,
                                                                                              ---------------------
                                                                                               2005         2004
                                                                                              --------   ----------
                                                                                           (In thousands of dollars)
   Projected benefit obligations (PBO) at beginning of year................................   $ 25,634   $   20,202
   Service cost............................................................................                   2,334
                                                                                                 2,766
   Interest cost...........................................................................      1,185        1,011
   Payroll tax.............................................................................         81          (26)
   Actuarial (gain) loss, net..............................................................      3,782         (129)
   Benefits paid...........................................................................      (253)         (264)
   Exchange rate effects...................................................................      2,793        2,506
                                                                                                 -----        -----
             Projected benefit obligations (PBO) at end of year............................   $ 30,402   $   25,634
                                                                                              ========   ==========

       Change in pension plan assets:

                                                                                                 December 31,
                                                                                          -------------------------
                                                                                              2005          2004
                                                                                          -----------   --------
                                                                                          (In thousands of dollars)
   Fair value of plan assets at beginning of year.........................................    $ 19,330   $   14,907
   Adjustment at beginning of year........................................................       (868)         (687)
   Return on plan assets..................................................................       1,087          957
   Employer contributions.................................................................       2,511        2,527
   Benefits paid..........................................................................       (253)         (264)
   Exchange rate effects..................................................................     (1,938)        1,890
                                                                                              -------         -----
             Fair value of plan assets at end of year..................................... $   19,869    $   19,330
                                                                                           ==========    ==========

       The aggregate funded status of the plans and amounts recognized in the combined balance sheets are summarized as follows:

                                                                                                 December 31,
                                                                                          ----------------------
                                                                                              2005         2004
                                                                                          ------------  --------
                                                                                          (In thousands of dollars)
    Funded status..........................................................................  $(10,533)   $(6,304)
    Unrecognized actuarial (gain) loss.....................................................      5,095       760
    Additional minimum liability...........................................................      (212)        --
                                                                                                -----
           Net amount recognized as pension liability .....................................   $(5,650)   $ (5,544)
                                                                                              ========   ========

       The pension liability is included in "Other long-term liabilities". The accumulated benefit obligation (ABO) for all defined benefit pension plans was $23.1 million and $21.2 million as of December 31, 2005 and 2004, respectively.

       Net periodic pension costs for Petrojarl's defined benefit pension plans are summarized as follows.

                                                                Years Ended December 31,
                                                               -------------------------
                                                                    2005          2004
                                                               ------------- -----------

    Service cost..................................................  $ 2,766        $ 2,334
    Interest cost.................................................    1,185          1,011
    Expected return on plan assets................................   (1,087)          (957)
    Amortization of actuarial loss (gain).........................       29            100
    Payroll tax...................................................      408            324
                                                                   --------            ---
              Net periodic pension cost...........................   $3,301        $ 2,812
                                                                     ======        =======

       Plans in which the accumulated benefit obligation exceeds plan assets are as follows:

                                                                     December 31,
                                                              ------------------------
                                                                  2005           2004
                                                              -----------    ---------
                                                               (In thousands of dollars)
    Projected benefit obligation  (PBO)...........               $ 30,120    $ 20,616
    Accumulated benefit obligation  (ABO).........                 22,888      17,148
    Fair value of plan assets.....................                 19,545      14,976

       Assumptions used to determine net periodic pension costs:

                                     -------------------------------------------------
                                              2005                     2004
                                     ------------------------ ------------------------
Discount rate........................         4.8 %                    5.3 %
Return on plan assets................         5.8 %                    6.3 %
Compensation increase................         3.2 %                    3.0 %
Annual adjustment to pensions........         3.2 %                    3.0 %

       Assumptions used to determine benefit obligations at end of years presented:


                                             December 31, 2005       December 31, 2004
-------------------------------------------- --------------------- -----------------------
Discount rate...............................          4.3%                    5.3%
Compensation increase........................         3.2%                    3.0%

       The discount rate assumptions used for calculating pensions reflect the rates at which the obligations could be effectively settled. Observable long-term rates on governmental bonds are used as a starting point and matched with the Company's expected cash flows. The expected long-term rate of return on plan assets is based on historical experience and by evaluating input from the trustee managing the plan's assets.

       Petrojarl's pension plan asset allocation at December 31, 2005 and 2004, by asset category, are presented by major plan group as follows:

                                                                       December 31,
                                                        -------------------------------------------
                                                               2005                    2004
                                                        --------------------    -------------------
                                                                (In thousands of dollars)
Fair value of plan assets.................              $  19,869               $  19,330
                                                        ---------               ---------
Debt securities...........................                      62%                    69%
Equity securities.........................                      23%                    16%
Real estate...............................                      12%                    12%
Other.....................................                      3%                      3%
                                                                --                      --
          Total...........................                    100%                     100%
                                                              ===                      ===

       Average target allocations for plan assets are 15-30% in equity securities, 50-70% in debt securities, 10-15% in real estate and 3-10% in other. Maturities for the debt securities at December 31, 2005, range from two weeks to 28 years with a weighted average maturity of 4.6 years. Weighted average duration for the debt securities is 3.6 years.

       Management of plan assets must comply with applicable laws and regulations in Norway where the Company provides defined benefits plans. Within constraints imposed by laws and regulations, and given the assumed pension obligations and future contribution rates, the majority of assets are managed actively to obtain a long-term rate of return that at least reflects the chosen investment risk.

       Petrojarl expects to contribute approximately $1.4 million to its defined benefit pension plans in 2006. Total pension benefit payments expected to be paid to participants from the plans are as follows:

                                    (In thousands
                                     of dollars)
2006.............................    $      247
2007.............................           404
2008.............................           472
2009.............................           584
2010.............................           112
2011 through 2015................         7,340

       Defined Contribution Plans.

       As described above under "Defined Benefit Plans," as of January 1, 2005 Petrojarl closed the Norwegian defined benefit plans for further entries and new defined contribution plans were established for new employees.

                       PGS PRO FORMA FINANCIAL STATEMENTS


PGS After Demerger - Pro Forma Consolidated Statement of Operations 2005 (Unaudited)

                                                                             ----------------
                                                                                   2005
                                                                             ----------------
                                                                             (In thousands of
                                                                                 dollars)

Revenues...........................................                             $   888,311
                                                                                    -------
Cost of sales .....................................                                 498,579
Depreciation and amortization......................                                 208,581
Research and development costs                                                        9,918
Selling, general and administrative costs  ........                                  50,594
Impairment of long-lived assets                                                       4,575
Net loss on sale of subsidiaries                                                      1,520
Other operating (income) expense, net..............                                (20,502)
                                                                                   --------
         Total operating expenses..................                                 753,265
                                                                                    -------
Operating profit...................................                                 135,046
Other income (expense):
   Income from associated companies................                                      33
   Interest expense................................                                (63,974)
   Debt redemption and refinancing costs...........                                (78,340)
   Other financial items, net......................                                   8,276
                                                                                      -----
Income (loss) before income tax expense (benefit) and minority expense                1,041
Income tax expense (benefit)                                                         24,430
Minority expense...................................                                   4,038
                                                                                      -----
Income (loss) from continuing operations                                            (27,427)
Income (loss) from discontinued operations, net of tax                              159,901
                                                                                -----------
         Net income (loss).........................                             $   132,474
                                                                                ===========


PGS After Demerger - Pro Forma Consolidated Balance Sheet 31 December 2005 (Unaudited)

                                       ASSETS
                                                                                           2005
                                                                                      --------------
                                                                                      (In thousands
                                                                                       of dollars)
Cash and cash equivalents.........................................................       $    59,404
Restricted cash...................................................................            14,494
Shares available for sale and investment in securities............................            13,222
Shares in Petrojarl ASA...........................................................            66,359
Accounts receivable, net..........................................................           187,103
Unbilled and other receivables....................................................            64,704
Other current assets..............................................................            55,602
                                                                                         -----------
          Total current assets....................................................           460,888
Multi-client library, net.........................................................           146,171
Property and equipment, net.......................................................           378,140
Restricted cash...................................................................            10,014
Deferred tax assets...............................................................            20,000
Interest bearing loan to Petrojarl................................................           325,000
Other long-lived assets...........................................................            28,796
Other intangible assets, net......................................................            20,963
                                                                                         -----------
          Total assets............................................................       $ 1,384,972
                                                                                         ===========

                        LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt and current portion of long-term debt.............................       $    24,406
Current portion of capital lease obligations                                                  20,495
Accounts payable..................................................................            59,383
Accrued expenses..................................................................           140,651
Income taxes payable..............................................................            18,477
Deferred tax liabilities..........................................................             8,896
                                                                                               -----
          Total current liabilities...............................................           272,308
Long-term debt....................................................................           922,134
Long-term capital lease obligations                                                           13,205
Deferred tax liabilities                                                                         497
Other long-term liabilities.......................................................            78,958
                                                                                              ------
          Total liabilities.......................................................         1,287,102
Minority interest in consolidated subsidiaries....................................                 -
Shareholders' equity .............................................................           102,870
                                                                                             -------
          Total liabilities and shareholders' equity..............................       $ 1,389,972
                                                                                         ===========


PGS After Demerger - Pro Forma Consolidated Statement of Cash Flows 2005 (Unaudited)

                                                                                           2005
                                                                              -------------------------
                                                                              (In thousands of dollars)
Cash flows (used in) provided by operating activities:
  Net income (loss).....................................                              $ 132,474
  Adjustments  to  reconcile  net  income  (loss) to net cash  provided  by operating activities:
   Depreciation and amortization charged to expense.....                                215,291
   Non cash  impairments,  loss(gain) on sale of subsidiaries and change in
    accounting principle                                                              (151,807)
   Non-cash other operating (income) expense, net.......                               (20,139)
   Premium debt redemption and cost of refinancing expensed                              77,977
   Provision for deferred income taxes..................                                 10,965
   (Increase) decrease in accounts receivable, net......                               (45,546)
   (Increase) decrease in accounts payable..............                                  6,558
   Loss on sale of assets...............................                                  1,467
   Other items..........................................                               (14,142)
                                                                                       --------
      Net cash provided by operating activities.........                                213,098
Cash flows (used in) provided by investing   activities:
  Investment in multi-client library ...................                               (55,667)
                                                                                       --------
  Capital expenditures                                                                 (90,479)
                                                                                       --------
  Proceeds from sales of subsidiaries, net                                              155,356
                                                                                       --------
  Other items, net                                                                        1,300
                                                                                       --------
                                                                                         10,510
      Net cash (used in) provided by investing activities                                10,510
Cash flows (used in) provided by financing activities:
  Proceeds from issuance of long-term debt                                              850,000
  Repayment of long-term debt                                                       (1,009,152)
  Principal payments under capital leases                                              (25,700)
  Net increase (decrease) in bank facility and short term debt                              712
  Net decrease in interest bearing loan to PGS                                           28,159
  Premium on debt redemption, and cost of refinancing...                               (87,838)
                                                                                       --------
      Net cash used in financing activities.............                              (243,819)
  Effect of exchange rate changes on cash                                                  (80)
  Net increase (decrease) in cash and cash equivalents..                               (20,291)
                                                                                       --------
  Cash and cash equivalents at beginning of period......                                 79,695
      Cash and cash equivalents at end of period........                                 59,404
                                                                                       --------

Notes to PGS Pro Forma Financial Statements

       PGS Pro Forma Financial Statements are based on the Petrojarl Combined Financial Statements included in Part V of this Information Statement. The Petrojarl Combined Financial Statements have been carved out from PGS' consolidated financial statements. The PGS Pro Forma Financial Statements consist of the remaining historical figures after certain adjustments have been made.

       The preparation of the Petrojarl Combined Financial Statements required identifying all of the assets and liabilities, revenues and expenses associated with the demerged operations. When specific identifications were not practicable, the allocation of expenses was done on a basis that, in the opinion of management, was reasonable. For details regarding this allocation - see the Petrojarl Combined Financial Statements.

       These PGS Pro Forma Financial Statements are based on regulations from the SEC. These regulations allow for pro forma adjustments representing changes that are directly attributable to the transaction, and that are factually supportable. Allocations made in preparing the Petrojarl Combined Financial Statements have been performed due to the fact that they are factually supportable. The existing Petrojarl Shares, all of which are held by PGS, will immediately after consummation of the Demerger represent 19.99% of the total number of Petrojarl Shares. These shares in Petrojarl ASA have been included with the proportionate equity of the Petrojarl Combined Financial Statements at December 31, 2005. It is PGS' intention, subject to the prevailing market conditions and applicable securities laws, to sell its Petrojarl Shares in a secondary offering in conjunction with the consummation of the Demerger, hence these shares are classified as short term.

       In connection with the Demerger, Petrojarl will assume interest bearing gross debt of $325 million to PGS. Hoewever, for the purpose of the Petrojarl Combined Financial Statements, it has been assumed that the relative enterprise value forming base for the demerger ratio was considered to be an objective basis for allocating net interest bearing debt at December 31, 2005 and actual interest expense incurred in the periods. The gross debt level derived from this methodology has been rolled backwards based on intercompany payments between PGS and Petrojarl in 2004 and 2005. Consequently, the amount of interest bearing debt at December 31, 2005 in the Petrojarl Combined Financial Statements was $239.3 million compared to the level of $325 million assumed upon consummation of the Demerger. In these pro-forma financial statements the receivable on Petrojarl ASA is adjusted to $325 million at December 31, 2005 to reflect the level of debt assumed by Petrojarl upon consummation of the Demerger and rolled back. Furthermore, the interest costs are adjusted. Interest on the receivable on Petrojarl is presented as a reduction of interest expenses, to reflect that this has historically been part of the net debt provided to Petrojarl. The average interest rate based on external borrowings of PGS ASA has been calculated for 2004 and 2005 and these rates have been used in calculating reduced interest expense.

Upon completion of the Demerger, Petrojarl ASA will receive $46.5 million of cash from PGS adjusted for certain items as described in the Demerger Plan. This is adjusted in cash and cash equivalent at December 31, 2005.

     In the PGS Financial Statements for 2005 Pertra has not been classified as a discontinued operation due to the continued involvement through the lease of the FPSO

Petrojarl Varg from Petrojarl to Pertra. In the pro forma financials this has been amended such that Pertra is classified as a discontinued operations.

                                    APPENDIX

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

                                      195

Table of Contents
-----------------

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                            Page
                                                                                                                          --------

 Consolidated Financial Statements of Petroleum Geo-Services ASA and Subsidiaries
  Report of Independent Registered Public Accounting Firm                                                                      F-2
  -------------------------------------------------------
  Consolidated Balance Sheets as of December 31, 2005 and 2004                                                                 F-3
  ------------------------------------------------------------
  Consolidated Statements of Operations for the years ended December 31, 2005 and 2004, the two months ended
  -----------------------------------------------------------------------------------------------------------
December 31, 2003 (Successor) and the ten months ended October 31, 2003 (Predecessor)                                          F-4
-------------------------------------------------------------------------------------
  Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004, the two months ended
  -----------------------------------------------------------------------------------------------------------
December 31, 2003 (Successor) and the ten months ended October 31, 2003 (Predecessor)                                          F-5
--------------------------------------------------------------------------------------
  Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2005 and 2004, the two
  -------------------------------------------------------------------------------------------------------------------
months ended December 31, 2003 (Successor) and the ten months ended October 31, 2003 (Predecessor)                             F-6
--------------------------------------------------------------------------------------------------
  Notes to Consolidated Financial Statements                                                                                   F-7
  ------------------------------------------

                                       F-1
--------------------------------------------------------------------------------

Table of Contents
-----------------

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of PETROLEUM GEO-SERVICES ASA:
      We have audited the accompanying consolidated balance sheets of Petroleum Geo-Services ASA and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2005 and the two months ended December 31, 2003 (Successor), and for the ten months ended October 31, 2003 (Predecessor). These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petroleum Geo-Services ASA and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 and the two months ended December 31, 2003 (Successor), and for the ten months ended October 31, 2003 (Predecessor) in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 3 to the consolidated financial statements, the Company emerged from bankruptcy and effective November 1, 2003, adopted fresh-start reporting pursuant to American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". As a result, the consolidated financial statements of the Successor are presented on a different basis than those of the Predecessor and, therefore, are not comparable.
      As discussed in Note 2 of the consolidated financial statements, the Predecessor changed its accounting principles to adopt, as of January 1, 2003, the provisions of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

                              /s/ Ernst & Young AS

 Oslo, Norway
 April 4, 2006
                                       F-2

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                                           December 31,
                                                                                               -------------------------------------

                                                                                                     2005                2004
                                                                                               ----------------     ---------------

                                                                                                    (In thousands of dollars)
                                     ASSETS
 Cash and cash equivalents                                                                     $        121,464     $       132,942
 Restricted cash                                                                                         14,494              25,477
 Shares available for sale and investment in securities                                                  13,222               9,689
 Accounts receivable, net                                                                               213,621             161,283
 Unbilled and other receivables                                                                          67,785              40,561
 Other current assets                                                                                    67,737              60,506
                                                                                               ----------------     ---------------
         Total current assets                                                                           498,323             430,458
 Property and equipment, net                                                                            972,018           1,009,008
 Multi-client library, net                                                                              146,171             244,689
 Oil and natural gas assets, net                                                                            639              71,491
 Restricted cash                                                                                         10,014              10,014
 Deferred tax assets                                                                                     20,000                 --
 Investments in associated companies                                                                      5,935               5,720
 Other long-lived assets                                                                                 40,086              44,659
 Other intangible assets, net                                                                            24,386              36,114
                                                                                               ----------------     ---------------
         Total assets                                                                          $      1,717,572     $     1,852,153
                                                                                               ----------------     ---------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY
 Short-term debt and current portion of long-term debt                                         $         24,406     $        19,790
 Current portion of capital lease obligations                                                            20,495              25,583
 Accounts payable                                                                                        74,285              81,910
 Accrued expenses                                                                                       164,327             115,256
 Income taxes payable                                                                                    26,318              11,870
 Deferred tax liabilities                                                                                 1,055                 761
                                                                                               ----------------     ---------------
         Total current liabilities                                                                      310,886             255,170
 Long-term debt                                                                                         922,134           1,085,190
 Long-term capital lease obligations                                                                     13,205              33,156
 Deferred tax liabilities                                                                                   497              35,118
 Other long-term liabilities                                                                            140,790             219,650
                                                                                               ----------------     ---------------
         Total liabilities                                                                            1,387,512           1,628,284
                                                                                               ----------------     ---------------
 Minority interest in consolidated subsidiaries                                                             785                 962
 Shareholders' equity:
     Common stock: 60,000,000 shares authorized, issued and outstanding, par value NOK 10, at December 31, 2005 and 20,000,000 shares authorized, issued and outstanding, par
     value NOK 30, at December 31, 2004                                                                  85,714              85,714
     Additional paid-in capital                                                                         277,427             277,427
     Accumulated deficit                                                                                (32,105)           (144,683)
     Accumulated other comprehensive (loss) income                                                       (1,761)              4,449
                                                                                               ----------------     ---------------

         Total shareholders' equity                                                                     329,275             222,907
                                                                                               ----------------     ---------------
         Total liabilities and shareholders' equity                                            $      1,717,572     $     1,852,153
                                                                                               ----------------     ---------------


                        The accompanying notes are an integral part of these consolidated financial statements.

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                                       Predecessor
                                                                                Successor Company                        Company
                                                                -------------------------------------------------     -------------

                                                                    Years Ended December 31,         Two Months       Ten Months
                                                                --------------------------------       Ended             Ended
                                                                                                     December 31,      October 31,
                                                                    2005              2004               2003             2003
                                                                ------------     ---------------     ------------     -------------

                                                                           (In thousands of dollars, except share data)
 Revenues services                                              $  1,159,584     $       945,334     $    162,827     $     849,767
 Revenues products                                                    36,742             184,134            9,544           112,097
                                                                ------------     ---------------     ------------     -------------
         Total revenues                                            1,196,326           1,129,468          172,371           961,864
                                                                ------------     ---------------     ------------     -------------
 Cost of sales services(a)                                           678,346             587,912           95,044           454,396
 Cost of sales products(a)                                            22,304              44,838            1,910            33,382
 Exploration costs                                                     1,438              16,326               --                --
 Depreciation and amortization                                       259,355             368,362           55,699           301,576
 Research and development costs                                        9,918               3,419              598             2,024
 Selling, general and administrative costs(a)                         67,420              64,816            7,366            44,326
 Impairment of long-lived assets                                       4,575                  --               --            95,011
 Net gain on sale of subsidiaries                                   (156,382)                 --               --                --
 Other operating (income) expense, net                               (26,095)              8,112            1,052            21,324
                                                                ------------     ---------------     ------------     -------------

         Total operating expenses                                    860,879           1,093,785          161,669           952,039
                                                                ------------     ---------------     ------------     -------------

 Operating profit                                                    335,447              35,683           10,702             9,825
 Other income (expense):
     Income from associated companies                                    276                 668              200               774
     Interest expense                                                (96,356)           (110,811)         (16,870)          (98,957)
     Debt redemption and refinancing costs                          (107,315)                 --               --                --
     Other financial items, net                                        5,918             (10,861)          (4,264)           (1,472)
                                                                ------------     ---------------     ------------     -------------
                                                                     137,970             (85,321)         (10,232)          (89,830)
 Reorganization items:
     Gain on debt discharge                                               --                  --               --         1,253,851
     Fresh-start adoption                                                 --                  --               --          (532,268)
     Cost of reorganization                                               --              (3,498)          (3,325)          (52,334)
                                                                ------------     ---------------     ------------     -------------
 Income (loss) before income tax expense (benefit) and
 minority interest                                                   137,970             (88,819)         (13,557)          579,419
 Income tax expense (benefit)                                         21,827              48,019           (3,849)           21,911
 Minority interest                                                     4,065                 940              110               570
                                                                ------------     ---------------     ------------     -------------
 Income (loss) from continuing operations before cumulative
 effect of change in accounting principles                           112,078            (137,778)          (9,818)          556,938
 Income (loss) from discontinued operations, net of tax                  500               3,048             (135)           (2,282)
                                                                ------------     ---------------     ------------     -------------

 Income (loss) before cumulative effect of change in
 accounting principles                                               112,578            (134,730)          (9,953)          554,656
 Cumulative effect of change in accounting principles, net
 of tax                                                                   --                  --               --             2,389
                                                                ------------     ---------------     ------------     -------------

         Net income (loss)                                      $    112,578     $      (134,730)    $     (9,953)    $     557,045
                                                                ------------     ---------------     ------------     -------------
 Basic and diluted income (loss) from continuing operations
 per share                                                      $       1.87     $         (2.30)    $      (0.17)    $        5.39
 Income (loss) from discontinued operations, net of tax                 0.01                0.05               --             (0.02)
 Cumulative effect of change in accounting principle, net
 of tax                                                                   --                  --               --              0.02
                                                                ------------     ---------------     ------------     -------------

 Basic and diluted net income (loss) per share                  $       1.88     $         (2.25)    $      (0.17)    $        5.39
                                                                ------------     ---------------     ------------     -------------

 Weighted average basic and diluted shares outstanding            60,000,000          60,000,000       60,000,000       103,345,987
                                                                ------------     ---------------     ------------     -------------


 Note:

 (a)   Excluding depreciation and amortization, which is shown separately.

                        The accompanying notes are an integral part of these consolidated financial statements.

                                       F-4

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                       Predecessor
                                                                                  Successor Company                      Company
                                                                    ---------------------------------------------      ------------

                                                                            Years Ended
                                                                           December 31,               Two Months        Ten Months
                                                                    ---------------------------         Ended             Ended
                                                                                                     December 31,      October 31,
                                                                        2005            2004             2003              2003
                                                                    ------------     ----------     --------------     ------------

                                                                                       (In thousands of dollars)
 Cash flows (used in) provided by operating activities:
     Net income (loss)                                              $    112,578     $ (134,730)    $       (9,953)    $    557,045
     Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
         Depreciation and amortization charged to expense                259,355        368,362             55,699          301,576
         Exploration costs (dry well expensed)                                --         11,438                 --               --
         Non-cash impairments, loss (gain) on sale of
         subsidiaries and change in accounting principles, net          (151,807)            --                 32           92,622
         Non-cash effect of fresh start adoption                              --             --                 --          534,085
         Non-cash effect of restructuring                                     --             --                 --       (1,253,851)
         Non-cash write-off of deferred debt costs and issue
         discounts                                                           363             --                 --           13,152
         Non-cash other operating (income) expense, net                  (26,095)            --                 --               --
         Premium on debt redemption and cost of refinancing
         expensed                                                        106,952             --                 --               --
         Cash effects related to discontinued operations                      --            --                157            3,185
         Provision for deferred income taxes                              10,965         27,263             (5,801)          (1,918)
         (Increase) decrease in accounts receivable, net                 (52,338)       (33,577)            34,582            6,848
         Increase (decrease) in accounts payable                          (7,625)        25,592             19,391          (18,587)
         Loss on sale of assets                                            1,893          4,128                 --            6,193
         Net (increase) decrease in restricted cash                        1,342         15,646              3,824          (23,728)
         Other items                                                      23,473         (1,750)           (35,761)         (51,674)
                                                                    ------------     ----------     --------------     ------------
             Net cash provided by operating activities                   279,056        282,372             62,170          164,948
                                                                    ------------     ----------     --------------     ------------
 Cash flows (used in) provided by investing activities:
     Investment in multi-client library                                  (55,667)       (41,140)            (9,461)         (81,142)
     Capital expenditures                                                (90,490)      (148,372)           (15,985)         (42,065)
     Capital expenditures on discontinued operations                          --             --                 --             (118)
     Proceeds from sales of subsidiaries, net                            155,356          2,035                 --           50,115
     Other items, net                                                      1,300          4,031                357            3,478
                                                                    ------------     ----------     --------------     ------------
             Net cash (used in) provided by investing activities          10,499       (183,446)           (25,089)         (69,732)
                                                                    ------------     ----------     --------------     ------------
 Cash flows (used in) provided by financing activities:
     Proceeds from issuance of long-term debt                            850,000             --                 --               --
     Repayment of long-term debt                                      (1,009,152)       (24,167)            (4,850)         (70,496)
     Principal payments under capital leases                             (25,700)       (22,930)            (3,025)         (22,352)
     Net increase (decrease) in bank facility and short-term debt            712          1,962                 --              (48)
     Distribution to creditors under the restructuring agreement              --        (22,660)           (17,932)              --
     Premium on debt redemption, deferred loan costs and
     reorganization fees                                                (116,813)        (3,488)                --               --
                                                                    ------------     ----------     --------------     ------------
             Net cash used in financing activities                      (300,953)       (71,283)           (25,807)         (92,896)
                                                                    ------------     ----------     --------------     ------------
     Effect of exchange rate changes on cash                                 (80)            74                 --               14
                                                                    ------------     ----------     --------------     ------------
     Net increase (decrease) in cash and cash equivalents                (11,478)        27,717             11,274            2,334
     Cash and cash equivalents at beginning of period                    132,942        105,225             93,951           91,617
                                                                    ------------     ----------     --------------     ------------

             Cash and cash equivalents at end of period             $    121,464     $  132,942     $      105,225     $     93,951
                                                                    ------------     ----------     --------------     ------------


                        The accompanying notes are an integral part of these consolidated financial statements.
                                      Supplementary cash flow information is included in Note 28.

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                Common Stock                                         Accumulated
                                          --------------------------    Additional                      Other
                                                                         Paid-In       Accumulated   Comprehensive   Shareholders'
                                             Number        Par value       Capital        Deficit    Income (Loss)      Equity
                                          -------------    ---------    -----------    -----------   -------------   -------------

                                                             (In thousands of dollars, except for share data)

 Predecessor Company:
 Balance at December 31, 2002               103,345,987       71,089      1,225,115     (1,458,097)        (30,361)       (192,254)
     Comprehensive income (loss):
        Net income                                                                         557,045              --         557,045
        Other comprehensive income (loss)                                                       --          (1,650)         (1,650)
                                                                                       -----------   -------------   -------------
        Total comprehensive income (loss)                                                  557,045          (1,650)        555,395
 Reorganization items                      (103,345,987)     (71,089)    (1,225,115)       901,052          32,011        (363,141)
                                          -------------    ---------    -----------    -----------   -------------   -------------
 Balance at October 31, 2003                         --    $      --    $        --    $        --   $          --   $          --
                                          -------------    ---------    -----------    -----------   -------------   -------------
 Successor Company:
     Issuance of common stock                20,000,000    $  85,714    $   277,427    $        --   $          --   $     363,141
     Comprehensive income (loss):
        Net loss                                                                            (9,953)             --          (9,953)
        Other comprehensive income                                                              --             446             446
                                                                                       -----------   -------------   -------------
        Total comprehensive income (loss)                                                   (9,953)            446          (9,507)
                                          -------------    ---------    -----------    -----------   -------------   -------------
 Balance at December 31, 2003                20,000,000       85,714        277,427         (9,953)            446         353,634
     Comprehensive income (loss):
        Net loss                                                                          (134,730)             --        (134,730)
        Other comprehensive income                                                              --           4,003           4,003
                                                                                       -----------   -------------   -------------
        Total comprehensive income (loss)            --           --             --       (134,730)          4,003        (130,727)
                                          -------------    ---------    -----------    -----------   -------------   -------------

 Balance at December 31, 2004                20,000,000       85,714        277,427       (144,683)          4,449         222,907
     Share split June 8, 2005                40,000,000
     Comprehensive income (loss):
        Net income                                                                         112,578              --         112,578
        Other comprehensive (loss)                                                              --          (6,210)         (6,210)
                                                                                       -----------   -------------   -------------
        Total comprehensive income (loss)            --           --             --        112,578          (6,210)        106,368
                                          -------------    ---------    -----------    -----------   -------------   -------------
 Balance at December 31, 2005                60,000,000    $  85,714    $   277,427    $   (32,105)  $      (1,761)  $     329,275
                                          -------------    ---------    -----------    -----------   -------------   -------------


      The Company's ability to pay dividends is among other things limited to free equity as defined in Norwegian corporate law and measured on the basis of the unconsolidated financial statements of the parent company, Petroleum Geo-Services ASA, as prepared in accordance with generally accepted accounting principles in Norway. At December 31, 2005, Petroleum Geo-Services ASA had
$595,556,580 (equivalent to Norwegian kroner 4,028,291,106) of free equity.
      The components of Accumulated Other Comprehensive Income (loss) are as follows:

                                                            Net Foreign      Net            Net                     Accumulated
                                                             Currency      Unrealized     Gain (Loss)   Pension        Other
                                                            Translation    Gain (Loss)    Cash Flow     Minimum     Comprehensive
                                                            Adjustments    Investments     Hedges      Liability    Income (Loss)
                                                            -----------    ----------     ----------   ---------    -------------

                                                                                 (In thousands of dollars)
 Predecessor Company:
 Balance at December 31, 2002                               $ (26,347)     $       --     $       --   $  (4,014)   $    (30,361)
     Ten months ended October 31, 2003                          1,580              --             --      (3,230)         (1,650)
 Reorganization items                                          24,767              --             --       7,244          32,011
                                                            ---------      ----------     ----------   ---------    ------------
 Balance at October 31, 2003                                $       --     $       --     $       --   $      --    $         --
                                                            ----------     ----------     ----------   ---------    ------------
 Successor Company:
     Two months ended December 31, 2003                     $     446      $       --     $       --   $      --    $        446
                                                            ----------     ----------     ----------   ---------    ------------
 Balance at December 31, 2003                                     446              --             --          --             446
     Year ended December 31, 2004                              (1,667)          5,889             --        (219)          4,003
                                                            ---------      ----------     ----------   ---------    ------------
 Balance at December 31, 2004                                  (1,221)          5,889             --        (219)          4,449
     Year ended December 31, 2005                              (2,534)         (1,837)        (1,628)       (211)         (6,210)
                                                            ---------      ----------     ----------   ---------    ------------
 Balance at December 31, 2005                               $  (3,755)     $    4,052     $   (1,628)  $    (430)   $     (1,761)
                                                            ---------      ----------     ----------   ---------    ------------

                        The accompanying notes are an integral part of these consolidated financial statements.

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - General Information about the Company and Basis of Presentation

      Petroleum Geo-Services ASA ("PGS ASA") is a public limited liability company established under the laws of the Kingdom of Norway in 1991. Unless stated otherwise, references herein to the "Company" and "PGS" refer to Petroleum Geo-Services ASA and its majority-owned subsidiaries and affiliates, companies in which it has and controls a majority voting interest.
      PGS is a technologically focused oilfield service company principally involved in providing geophysical services worldwide and floating production services in the North Sea. Globally, PGS provides a broad range of geophysical and reservoir services, including seismic data acquisition, processing and interpretation and field evaluation. In the North Sea, the Company owns and operates four harsh environment floating production, storage and offloading vessels ("FPSOs"). The Company's headquarters are at Lysaker, Norway. See further discussion of the Company's services in Note 27.
      The Company considers its primary basis of accounting to be US generally accepted accounting principles ("US GAAP"), and has prepared these consolidated financial statements in accordance with those principles. PGS is also required to prepare and publish statutory accounts in Norway using Norwegian generally accepted accounting principles ("Norwegian GAAP"). Norwegian GAAP differs materially from US GAAP.
      As more fully described in Note 24, the Company sold its wholly owned oil and natural gas subsidiary Pertra AS in March 2005 and entered into an agreement to sell its wholly owned subsidiary PGS Reservoir AS in August 2005. The financial results of operations and cash flows for these subsidiaries are included in the consolidated statements of operations and consolidated cash flows for the periods up to the sales dates. The operations are not presented as discontinued due to continuing involvement through the lease of Petrojarl Varg.
      The Company sold its software company PGS Tigress (UK) Ltd. in December 2003 and its Atlantis subsidiary in February 2003. The financial position and results of operations and cash flows for these subsidiaries have been presented as discontinued operations as of December 31, 2003 and for the year ended December 31, 2003. Discontinued operations and related cash flows for the years ended December 31, 2005 and 2004 include additional proceeds that were contingent on certain events related to discontinued operations sold in 2002 (Production Services). See Note 24 for additional information of these disposals.
      Upon emergence from Chapter 11, the Company, adopted "fresh-start" reporting as required under the provisions of AICPA Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," effective November 1, 2003. Adoption of fresh-start reporting results in companies reflecting the fair value of the business emerging from bankruptcy (the "reorganization value") in the post fresh-start financial statements, and is required when the holders of the voting common shares immediately before the filing and confirmation of the reorganization plan received less than 50% of the voting shares of the emerging company and when the company's reorganization value is less than its post-petition liabilities and allowed claims. Since these conditions were met, the Company adopted fresh-start reporting, and as a result, in these consolidated financial statements, the terms "Successor" and "Successor Company" refer to PGS' financial statements subsequent to the emergence from Chapter 11 and the terms "Predecessor" and "Predecessor Company" refer to PGS' financial statements for periods up to the emergence from Chapter 11 including the effect of the reorganization plan. The adoption of fresh-start reporting reflects the Company's reorganization value as its new basis in accounting, new accounting pronouncements it was required to adopt with fresh-start reporting and changes in certain of its accounting policies. The Company's financial information in Successor Company periods should not be compared to financial information from Predecessor Company periods as they are not comparable.
                                       F-7

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 2 - Summary of Significant Accounting Policies


      Consolidation and Equity Investments.

      The Company's consolidated financial statements include all transactions of PGS ASA, its wholly owned and majority owned subsidiaries that it controls and equity investments. Subsidiaries are consolidated in the financial statements from the point in time when the Company gains control. Acquisitions are accounted for using the purchase method of accounting. Acquisition prices are assigned to the assets and liabilities of the subsidiaries using their fair value at the date of acquisition. Any excess of purchase cost over fair value of assets and liabilities is recorded as goodwill. All inter-company transactions and balances have been eliminated in the consolidation. In those cases where the subsidiaries are not wholly owned, the minority interests are separately presented in the consolidated statements of operations and consolidated balance sheets.
      Investments in associated companies in which the Company has an ownership interest equal to or greater than 20% but equal to or less than 50% and where the Company has the ability to exercise significant influence are accounted for using the equity method.
      The Company periodically reviews its investments in associated companies to determine if a loss in value has occurred that is other-than-temporary. PGS considers all available information, including the recoverability of its investment, the earnings and near-term prospects of the investee company, factors related to the industry, conditions of the investee company and the ability, if any, to influence the management of the investee company.
      Shares available for sale and investments in securities with an available market value are carried at fair value at each balance sheet date, with unrealized holding gains and losses reported in "unrealized gain (loss) investments" in other comprehensive income until realized.

      Variable Interest Entities.

      In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities", and in December 2003, the FASB issued a revised FIN 46 ("FIN 46R"), which address when a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46R requires consolidation of a variable interest entity ("VIE") if the reporting entity is subject to a majority of the risk of loss from the VIE's activities or is entitled to receive a majority of the VIE's residual returns or both. The consolidation requirements of FIN 46R apply immediately to VIEs created after January 31, 2003, and to all other existing structures commonly referred to as special purpose entities. The consolidation requirements applied to VIEs that were created prior to January 31, 2003 and apply to the Company upon the adoption of fresh-start reporting.
      The Company has concluded that it is the primary beneficiary of two VIEs:
DMNG PGS AS and Walter Herwig AS. Accordingly, these entities are consolidated in the Successor's financial statements. Walter Herwig AS had become a 100% owned subsidiary of the Company by December 31, 2003, and merged with PGS Geophysical AS, also a wholly owned subsidiary, in 2005. The operations, assets and liabilities of DMNG PGS AS are not material to the Company's financial statements.
      In addition, the Company has considered its UK leases that were entered into before 2003 (see Note 20) in relation to FIN 46R. As part of the evaluation process, the Company has requested further information about the lessor entities, including information related to their other assets and contractual arrangements. However, the Company has no rights under its agreements with the lessor entities to request or receive such information, and the lessor entities (or their owners) have denied the Company access to any such information. Accordingly, the Company has not been able to affirmatively determine if any of the lessor entities are in fact VIEs, and if any are VIEs, who the primary beneficiary would be. Accordingly, none of these entities are consolidated.

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

      Discontinued Operations.

      Subsidiaries that are either held for sale or discontinued are reported as discontinued operations. Revenues and expenses are excluded from revenue and expenses of the Company and reported separately as a one line item in the consolidated statement of operations, net of tax. Assets and liabilities are presented as separate line items in the consolidated balance sheets. For further details about subsidiaries that we have sold or operations that we have discontinued, see Note 24.

      Use of Estimates.

      The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. In many circumstances, the ultimate outcome related to the estimates, assumptions and judgments may not be known for several years after the preparation of the financial statements. Actual amounts may differ materially from these estimates due to changes in general economic conditions, changes in laws and regulations, changes in future operating plans and the inherent imprecision associated with estimates.

      Cash and Cash Equivalents.

      The carrying amounts of cash and cash equivalents approximate fair value. Cash and cash equivalents include demand deposits and all highly liquid financial instruments purchased with maturities of three months or less.
      Cash and cash equivalents that are restricted from the Company's use are disclosed separately in the consolidated balance sheets and are classified as current or long-term depending on the nature of the restrictions. Such restrictions primarily relate to cash collateral for bid or performance bonds, employee tax withholdings and restricted deposits under contracts. Restricted cash related to bid or performance bonds amounted to $2.3 million at December 31, 2005 and $11.7 million at December 31, 2004.

      Foreign Currency Translation.

      The Company's reporting currency is the U.S. dollar as it is the functional currency for substantially all of its operations throughout the world.
      The financial statements of non-U.S. subsidiaries using their respective local currency as their functional currency are translated using the current exchange rate method. Under the current exchange rate method, assets and liabilities are translated at the rate of exchange in effect at period end; share par value and paid-in capital are translated at historical exchange rates; and revenue and expenses are translated at the average rates of exchange in effect during the period. Translation adjustments, net of tax, are recorded as a separate component of shareholders' equity.

      Operating and Capital Leases.

      The Company has significant operating lease arrangements in all of its operating segments and also has some capital lease arrangements for land seismic equipment and UK leases for vessels (see "UK Leases" below). Capital leases are lease arrangements in which the substantial financial risk and control, but not ownership, of the assets is transferred from the lessor to the Company.
      The Company accounts for capital lease arrangements as if the Company had acquired the assets, and the present value of the future lease payments is accounted for as liabilities. The assets are depreciated over the expected useful lives or the related lease terms, whichever is shorter.

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

      UK Leases.

      The Company has entered into vessel lease arrangements in the United Kingdom ("UK leases") relating to five of its Ramform-design seismic vessels, its FPSO vessel Petrojarl Foinaven and the topside production equipment for its FPSO vessel Ramform Banff (see Note 20). Generally, under the leases, UK financial institutions ("Lessors") acquired the assets from third parties and the Company leased the assets from the Lessors under long-term charters that give the Company the option to purchase the assets for a bargain purchase price at the end of the charter periods. The Lessors claims tax depreciation (capital allowances) on the capital expenditures that were incurred for the acquisition of the leased assets. The Company indemnified the Lessors for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for variations in actual interest rates from those assumed in the leases.
      Due to the nature of the charters, the Company accounts for these leases as capital leases. The Company legally defeased its future charter obligations for the assets by making up-front, lump sum payments to unrelated large institutional banks ("Payment Banks"), which then assumed the Company's liability for making the periodic payments due under the long-term charters (the "Defeased Rental Payments") and termination sum obligations under the agreements. The Company has no rights to the amounts paid to Payment Banks. Due to the assumption of the charter payment obligations by the Payment Banks, the Lessors legally released the Company as the primary obligor under the charters. Accordingly, the Company accounted for the release as a derecognition of the capital lease obligations with respect to these UK leases.
      At the date that the Company executed any UK lease, the Company treated the excess of the capitalized asset value over the amount required to legally defease the charter obligations as a deferred gain. The deferred gain related to indemnification for tax contingencies and for changes in future interest rates. The portion of the deferred gain relating to changes in interest rates was amortized over the term of the respective leases up to the date of adoption of fresh start reporting. The portion of the deferred gain relating to tax contingencies was recognized in income in accordance with Emerging Issues Task Force ("EITF") Issue 89-20, "Accounting for Cross Border Tax Benefit Leases," when the Company determined that the likelihood of the indemnifications becoming effective was remote.
      The Defeased Rental Payments are based on assumed Sterling LIBOR rates between 8% and 9% per annum (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay rentals in excess of the Defeased Rental Payments (the "Additional Required Rental Payments"). Such payments are made annually or semi-annually and are recorded on a straight-line basis as other financial items, net.
      Effective November 1, 2003, the Company adopted fresh-start reporting and recorded a liability equal to the fair value of the future Additional Required Rental Payments. Such fair value was estimated at the net present value of the Additional Required Rental Payments based on forward market rates for Sterling LIBOR and an 8% per annum discount rate. This liability, which is amortized based on future rental payments, amounted to 30.5 million British pounds (approximately $51.6 million) at November 1, 2003, $24.6 million British pounds (approximately $47.2 million) at December 31, 2004 and 22.0 million British pounds (approximately $38.1 million) at December 31, 2005.
      For fresh-start reporting purposes, the Company estimated and recorded the fair value of the specific tax exposure related to the defeased UK leases noted above using a probability-weighted analysis and a range of possible outcomes. The Company recorded a 16.7 million British pounds (approximately $28.3 million) liability as of November 1, 2003 in accordance with the requirements of SOP 90-7. At December 31, 2004, this liability amounted to approximately $32.1 million. The Company releases applicable portions of this liability if and when the UK Inland Revenue accepts the lessors' claims for capital allowances under each lease. In 2005 the Company released 9.4 million British pounds (approximately $17.2 million) of the liability.

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
 The remaining recorded liability as at December 31, 2005 is 7.3 million British pounds (approximately $12.7 million) (see Note 20).

      Receivables Credit Risk.

      The Company's trade receivables are primarily from multinational integrated oil companies and independent oil and natural gas companies, including companies owned in whole or in part by foreign governments. The Company manages its exposure to credit risk through ongoing credit evaluations of customers and has provided for potential credit losses through an allowance for doubtful accounts. The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in accounts receivable from trade customers and is based on a number of factors consisting mainly of aging of accounts, historical experience, customer concentration, customer creditworthiness and current industry and economic trends. The Company does not believe that exposure to concentrations of credit risk is likely to have a material adverse impact on its financial position or results of operations.

      Property and Equipment.

      Property and equipment are stated at cost less accumulated depreciation, amortization and impairment charges. Depreciation and amortization are calculated based on cost less estimated salvage values using the straight-line method for all property and equipment, excluding leasehold improvements and capital leases, which are amortized over the asset life or lease term, whichever is shorter.
      The estimated useful lives for property and equipment for the Predecessor and Successor are as follows:

                                                                                                   Successor         Predecessor
                                                                                                    Company            Company
                                                                                                     Years              Years
                                                                                                 -------------     ----------------

 Seismic vessels                                                                                         20-25                20-30
 Seismic and operations computer equipment                                                                3-15                 3-10
 FPSO vessels and equipment                                                                              25-30                20-30
 Buildings and related leasehold improvements                                                             1-30                 1-30
 Fixture, furniture, fittings and office computers                                                         3-5                  3-5

      Expenditures for major property and equipment that have an economic useful life of at least one year are capitalized as individual assets and depreciated over their useful lives. Maintenance and repairs, including periodic maintenance and class surveys for FPSOs and seismic vessels, are expensed as incurred. The Company capitalizes the applicable portion of interest costs to major capital projects. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.
      Significant spare parts are capitalized with the asset to which they pertain, while other spare parts, consumables and bunkers are classified as other current assets and stated at the lower of cost and market.

      Multi-Client Library.

      The multi-client library consists of seismic data surveys to be licensed to customers on a nonexclusive basis. Costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library, including the applicable portion of interest costs. The cost of the multi-client library is reduced by the amounts related to reduction of deferred tax asset valuation allowances established at fresh-start accounting. (For a further description, see "Income Taxes" below and Note 21.) Prior to its adoption of fresh-start reporting, the Company also capitalized certain indirect costs and other associated costs that could be attributed to the projects, including cost of relocating crews (steaming) between surveys and the
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) cost of yard stays. Subsequent to the adoption of fresh-start reporting, the Company no longer capitalizes such indirect costs.
      The Company records its investment in multi-client library in a manner consistent with its capital investment and operating decision analysis, which generally results in each component of the multi-client library being recorded and evaluated separately. Projects that are in the same political regime, with similar geological traits and that are marketed collectively are recorded and evaluated as a group by year of completion (currently applies to certain surveys in Brazil and the Gulf of Mexico).
      Amortization of the multi-client library is generally recorded in proportion to revenue recognized to date as a percentage of the total expected revenue. In determining the annual amortization rates applied to the multi-client library, management considers expected future sales and market developments and past experience. These expectations include consideration of geographic location, prospects, political risk, exploration license periods and general economic conditions. Management updates, at least annually, the total expected revenue for each survey or group of surveys of the multi-client library. Because of the inherent difficulty in estimating future sales and market developments, it is possible that the amortization rates could deviate significantly from year to year. To the extent that such revenue estimates, or the assumptions used to make those estimates, prove to be higher than actual revenue, the Company's future operations will reflect lower profitability due to increased amortization rates applied to the multi-client library in later years, and the multi-client library may also become subject to minimum amortization and/or impairment. Effective upon adoption of fresh-start reporting, for purposes of streamlining the accounting method of amortization, on an annual basis the Company categorizes its multi-client surveys into three amortization categories with amortization of 90%, 75% or 60% of sales amounts. Classification of a project into a rate category is based on the ratio of its remaining net book value to its remaining sales estimates. Each category therefore includes surveys as to which the remaining book value as a percentage of remaining estimated sales is less than or equal to the amortization rate applicable to that category.
      An integral component of amortization of the multi-client library is the minimum amortization policy. Under this policy, the book value of each survey or group of surveys of the multi-client library is reduced to a specified percentage by year-end, based on the age of each survey or group of surveys in relation to their year of completion. This requirement is applied each year-end regardless of future revenue estimates for the multi-client library survey or group of surveys. The specified percentage generates the maximum permitted book value for each multi-client library survey or group of surveys as the product of the percentage multiplied by the original cost of the multi-client library survey or group of surveys at the respective period end. Any additional or "minimum" amortization charges required are then determined through a comparison of the remaining book value to the maximum permitted book value allowed for each survey or group of surveys in the multi-client library.
      Effective with adoption of fresh-start reporting, the Company revised the minimum amortization period from eight years for marine surveys and five years for onshore surveys to five years for both marine and onshore projects from the end of the year of completion (the year when the project is completed and processed data is ready and available for use) and three years for derivative processed projects (processing or reprocessing that creates data that can be marketed and sold as an addition to the existing library) from the end of the year of completion. Existing marine surveys were accorded a transition profile based on sales forecasts used to compute their fair value.

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      The specified percentages used to determine the maximum book value of multi-client library components are summarized as follows:

                                                                                               Predecessor Company
                                                         Successor                               % of Total Cost
                                                          Company           ------------------------------------------------------
                                                      % of Total Cost
                                                    ---------------------
                                                                                   Marine                Marine
                                                     5-Year      3-Year          Components            Components          Land
Calendar Year                                        Profile     Profile     (Excluding Brazil)         (Brazil)        Components
-------------------------------------------------   ----------   --------   ----------------------   ---------------  ------------

 Year 1                                                 80%         66%              100%                  100%              100%
 Year 2                                                 60%         33%               70%                   92%               60%
 Year 3                                                 40%          0%               55%                   76%               40%
 Year 4                                                 20%                           40%                   50%               20%
 Year 5                                                  0%                           30%                   43%                0%
 Year 6                                                                               20%                   34%
 Year 7                                                                               10%                   20%
 Year 8                                                                                0%                    0%

      In addition, effective January 1, 2004, the Company classifies as amortization expense in its consolidated statements of operations any write-downs of individual multi-client surveys that are based on changes in project specific expectations and that are not individually material. The Company expects this additional, non-sales related, amortization expense to occur regularly because the Company evaluates each individual project at least annually for impairment or when specific indicators exist. The Company classifies as impairment in its consolidated statements of operations write-downs related to fundamental changes in estimates affecting a larger part of the Company's multi-client library that are material. Prior to 2004 the Company classified as impairment expense all write-downs of multi-client library.

      Other Intangible Assets.

      Other intangible assets relate to direct costs of software product for internal use, patents, royalties and licenses. Substantially all of the Company's intangible assets were recognized as a consequence of the Company's adoption of fresh-start reporting. Such intangible assets include existing contracts, order backlog and the value of various existing technologies used in the Company's operations. Other intangible assets are stated at cost less accumulated amortization and impairment charges. The cost of other intangible assets is reduced by the amounts related to reduction of deferred tax asset valuation allowances established at fresh-start accounting. (For a further description, see "Income Taxes" below and Note 21.) Amortization is calculated on a straight-line basis over the estimated period of benefit, ranging from one to 10 years.

      Other Long-Lived Assets.

      Other long-lived assets consist of costs related to entering into long-term loan facilities (deferred debt issue costs), long-term receivables and fresh-start favorable contracts. The Company capitalizes debt issue costs relating to long-term debt, and such costs are charged to interest expense using the effective interest method over the period the associated debt is outstanding. Other long-term receivable includes accounts receivable expected to be collected more than twelve months after the balance sheet date including government grants and contractual receivables related to asset removal obligations.

      Impairment of Multi-Client Library.

      The Company evaluates the recoverability of its multi-client library in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amounts may not be

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) recoverable. The level of estimated future sales for each survey, as well as industry conditions, are key factors in determining when seismic data should be evaluated for impairment. Impairments are evaluated at least annually and whenever there are specific indicators. In accordance with the standard, the impairment evaluation is based first on a comparison of the undiscounted future cash flows over each survey's remaining estimated useful life with the carrying value of that survey. If the undiscounted cash flows are equal to or greater than the carrying value of the survey, no impairment is recorded. If the undiscounted cash flows are less than the carrying value of the survey, the difference between the carrying value of the survey and the discounted future value of the expected revenue stream is recorded as an impairment charge.
      The estimation of future cash flows and fair value is highly subjective and inherently imprecise. Estimates can change materially from period to period based on many factors including historical and recent revenue trends, oil and gas prospects in particular regions, general economic conditions affecting the Company's customer base, expected changes in technology and other factors that are deemed relevant.

      Impairment of Long-Lived Assets (excluding Multi-Client Library).

      Long-lived assets, which consist primarily of property, plant and equipment and oil and gas assets (or the group of assets, including the asset in question, that represents the lowest level of separately identifiable cash flows), are assessed for possible impairment when indications of impairments exist in accordance with SFAS 144. If the total of the undiscounted future cash flows is less than the carrying amount of the asset or group of assets, the asset is not recoverable and an impairment loss is recognized for the difference between the estimated fair value and the carrying value of the asset or groups of assets. Other long-lived assets (property and equipment and oil and natural gas assets accounted for under the successful efforts method) are also assessed for possible impairment upon the occurrence of a triggering event. Events that can trigger assessments for possible impairments include, but are not limited to
(i) significant decreases in the market value of an asset, (ii) significant changes in the extent or manner of use of an asset, (iii) a physical change in the asset, (iv) a reduction of proved oil and natural gas reserves based on field performance and (v) a significant decrease in the price of oil or natural gas.

      Steaming and Mobilization.

      Subsequent to the adoption of fresh-start reporting, costs incurred while relocating or "steaming" a vessel or crew from one location to another are expensed as incurred. Onsite project costs such as positioning, deploying and retrieval of equipment at the beginning and end of a project are considered mobilization or demobilization costs and are included in the cost of the multi-client survey or exclusive contract with which the costs are associated. Prior to fresh-start, the Predecessor capitalized a proportionate share of cost incurred while relocating or "steaming" a seismic vessel or crew as part of the cost of multi-client surveys.

      Derivative Financial Instruments.

      The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The Company uses derivative financial instruments to reduce risk exposure related to fluctuations in foreign currency rates and interest rates. Derivative instruments are recognized in the consolidated balance sheets at their fair values while realized and unrealized gains and losses attributable to derivative instruments that do not qualify for hedge accounting are recognized and reported within other financial items, net, in the consolidated statements of operations as they arise.
      The Company applies either fair value or cash flow hedge accounting when a transaction meets the specified criteria in SFAS 133 to obtain hedge accounting treatment. To qualify for hedge accounting the instrument should be designated as a hedge at inception. At the time a financial instrument is designated as a hedge, the Company documents the relationship between the hedging instrument and the hedged item.
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) Documentation includes risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Company formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been "highly effective" in offsetting changes in the fair value or cash flows of the hedged item. A hedge is normally regarded as "highly effective" if, at inception and throughout its life, it can be expected, and actual results indicate, that changes in the fair value or cash flows of the hedged item are effectively offset by the changes in the fair value or cash flows of the hedging instrument. Actual results must be within a range of 80% to 125%. Hedge accounting will be discontinued when (a) it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, (b) the derivative expires, or is sold, terminated or exercised, (c) when the hedged item matures or is sold or repaid, or (d) a forecast transaction is no longer deemed highly probable.
      The Company applies hedge accounting for its interest rate hedging activities. At December 31, 2005, for a portion of its floating rate debt, the Company has entered into interest rate swaps to effectively change the floating interest rates to fixed interest rates. The Company does not apply hedge accounting for its currency hedging activities (see Note 19).

      Revenue Recognition.

      The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collection is reasonably assured. The Company defers the unearned component of payments received from customers for which the revenue recognition requirements have not been met. For contracts after July 1, 2003, the provisions of EITF 00-21, Revenue Arrangement with Multiple Deliverables apply. As a result, consideration is allocated among the separate units of accounting based on their relative fair values. The Company's revenue recognition policy is described in more detail below.
      Revenue Services.

       1.  Geophysical Services (Marine, Onshore and Other).


       (a) Sales of Multi-Client Library Data.

      Late sales -- The Company grants a license to a customer, which entitles the customer to have access to a specifically defined portion of the multi-client data library. The customer's license payment is fixed and determinable and typically is required at the time that the license is granted. The Company recognizes revenue for late sales when the customer executes a valid license agreement and has access to the licensed portion of the multi-client library and collection is reasonably assured.
      Volume sales agreements -- The Company grants licenses to customers for access to a specified number of blocks of multi-client library within a defined geographical area. These licenses typically enable the customer to select and access the specific blocks over a period of time. Although the license fee is fixed and determinable in all cases, the payment terms of individual volume sales agreements vary, ranging from payment of the entire fee at the commencement of the volume sales agreement, to installment payments over a multi-year period, to payment of the license fee as the specific blocks are selected.
      Revenue recognition for volume sales agreements is based on a proportion of the total volume sales agreement revenue, measured as the customer executes a license for specific blocks and has been granted access to the data and collection is reasonably assured.
      Pre-funding arrangements -- The Company obtains funding from a limited number of customers before a seismic acquisition project commences. In return for the pre-funding, the customer typically gains the ability
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) to direct or influence the project specifications, to access data as it is being acquired and to pay discounted prices.
      Pre-funding revenue is recognized as the services are performed on a proportional performance basis. Progress is measured in a manner generally consistent with the physical progress on the project, and revenue is recognized based on the ratio of the project's progress to date to the total project revenues, provided that all other revenue recognition criteria are satisfied.

      (b) Proprietary Sales/ Contract Sales.

      The Company performs seismic services for a specific customer, in which case the seismic data is the exclusive property of that customer. The Company recognizes proprietary/contract revenue as the services are performed and become chargeable to the customer on a proportionate performance basis over the term of each contract. Progress is measured in a manner generally consistent with the physical progress of the project, and revenue is recognized based on the ratio of the project's progress to date to the total project revenues, provided that all other revenue recognition criteria are satisfied.

     (c) Other Geophysical Services.

      Revenue from other geophysical services is recognized as the services are performed, provided all other recognition criteria are satisfied.

     2.     Production Services.

      Tariff-based revenue from Production services from operation of FPSO vessels is recognized as production occurs, while day-rate revenue is recognized over the passage of time, provided all other recognition criteria are satisfied.

     3.     Revenue Products (Pertra).

      Revenue from production and sale of oil produced under production licenses is recognized as produced barrels are lifted and ownership passes to the customer, provided all other recognition criteria are satisfied.
      Deferred costs associated with a revenue contract are limited to the amount of deferred revenue related to the contract. Reimbursements received for expenses incurred under a contract are characterized as revenue in accordance with EITF 01-14
"Income Statement Characterization of Reimbursements Received for
`Out-of-Pocket' Expenses Incurred".

      Income Taxes.

      Deferred tax assets and liabilities are recognized for the expected future tax consequences of transactions and events. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to record the deferred tax assets at an amount expected to be more likely than not recoverable. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. In accordance with Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes -- Special Areas," the Company does not recognize any deferred tax liability on unremitted earnings of foreign subsidiaries when remittance is indefinite.
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      When the Company adopted fresh start reporting, effective November 1,
2003, the Company established valuation allowances for deferred tax assets. As and when such deferred tax assets, for which a valuation allowance is established, are realized or recognized in subsequent periods, the tax benefit is recorded as a ratable reduction of the carrying value of all long-term intangible assets existing at adoption of fresh-start accounting until the value of such assets is reduced to zero. Any recognition of fresh-start deferred tax assets after intangible assets are reduced to zero will be credited to shareholders' equity.
      Accounting standards are not specific on the ordering of recording a reversal of the fresh-start valuation allowance as a reduction to intangibles and other adjustments to intangible balances. As a result, the Company had adopted the following accounting policy. At year end, effects of minimum amortization on the multi-client library are recorded prior to impairment and reversal of fresh-start valuation allowance (see Note 21). Impairments that occur prior to year end (the event leading to the impairment occurred prior to December 31, 2005) are recorded before the reversal of fresh-start valuation allowance. The reversal of the fresh-start valuation allowance as a reduction in the multi-client library is recorded prior to completing the annual impairment test to evaluate whether the carrying value of the multi-client library is recoverable.

      Asset Retirement Obligations.

      The Company implemented FASB Interpretation No. 47 "Accounting for Conditional Asset Retirement Obligations" ("FIN 47") as of December 31, 2005. FIN 47 is an interpretation of SFAS 143 "Accounting for Asset Retirement Obligations", which refers to legal obligations to perform asset retirement activities. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if timing and/or method of settlement is conditional on a future event that may not be within the control of the entity. The implementation of FIN 47 had no quantitative effect on the Company.
      In accordance with Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), the Company records the fair value of an asset retirement obligation as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related properties, plant and equipment. Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Also, revisions to a previously recorded asset retirement obligation may result from changes in the assumptions used to estimate the cash flows required to settle the asset retirement obligation. The effect of such changes is recorded as an adjustment to the related asset.

      Commitments and Contingencies.

      The Company accrues for loss contingencies when it is probable that a loss will result from a contingency and the amount of the loss can be reasonably estimated.

      Fresh-Start Reporting.

      In connection with the adoption of fresh-start reporting effective November 1, 2003, the Company adopted new accounting policies for certain transactions and activities, as further described in the individual descriptions of these policies below. The most significant of these are:

      o The successful efforts method of accounting for oil and natural gas exploration and development activities was adopted.

      o The Company made certain changes to cost capitalization and amortization policies for the multi-client library, including an increase in minimum amortization by reducing the maximum amortization period from eight to five years after completion of a survey. Further, expenditures incurred in

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

      connection with yard stay and steaming of vessels are expensed as incurred. Such expenses were previously recognized as part of multi-client project costs.

      In addition, the Company revised certain accounting estimates, including a reduction of depreciable lives of Ramform seismic acquisition vessels and FPSOs, other than the Petrojarl I, from 30 to 25 years.

      Oil and Natural Gas Assets.

      This policy applies only to Pertra, which was sold March 1, 2005 (see Note
24).
      Following its adoption of fresh-start reporting, the Company uses the successful efforts method of accounting for oil and natural gas properties. Under this method, all costs of acquiring unproved oil and natural gas properties and drilling and equipping exploratory wells are capitalized pending determination of whether the properties have proved reserves. If an exploratory well is determined not to have commercial quantities of reserves, the drilling and equipment costs for the well are expensed and classified as exploration costs at that time. Such expenses aggregated $11.4 million for the year ended December 31, 2004, while there were no such costs for the years ended December 31, 2005 and 2003. All development drilling and equipment costs are capitalized. Capitalized costs of proved properties are amortized on a property-by-property basis using the unit-of-production method whereby the ratio of annual production to beginning of period proved oil and natural gas reserves is applied to the remaining net book value of such properties. Oil and natural gas reserve quantities represent estimates only, and there are numerous uncertainties inherent in the estimation process. Actual future production may be materially different from amounts estimated, and such differences could materially affect future amortization of proved properties. Geological and geophysical costs are expensed as incurred and presented as exploration costs. Such costs aggregated $1.4 million and $4.9 million for the years ended December 31, 2005 and 2004, respectively, while there were no such costs for the year ended December 31, 2003.
      Long-lived assets to be held and used, including proved oil and natural gas properties accounted for under the successful efforts method of accounting, are assessed for impairment whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows, undiscounted, is less than the carrying amount of the assets. In this circumstance, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.
      Unproved properties are periodically assessed for impairment and a loss is recognized at the time of impairment. Unproved oil and natural gas properties that are individually significant are periodically assessed for impairment by comparing their cost to their estimated value on a project-by-project basis. The remaining unproved oil and natural gas properties, if any, are aggregated and an overall impairment allowance is provided based on historical experience.
      Prior to its adoption of fresh-start reporting, the Company used the SEC full cost method of accounting for oil and natural gas properties. Under this method, all costs associated with the acquisition, exploration and development of oil and natural gas properties are capitalized. Such costs include lease acquisition, geological, geophysical, drilling, equipment, interest and overhead. Capitalized overhead costs are limited to salaries and benefits for employees directly involved in the acquisition, exploration and development of the properties as well as other costs directly associated with such activities. Costs are accumulated on a country-by-country basis.
      Under the full cost method, capitalized costs are amortized using the unit-of-production method on a country-by-country basis. Unevaluated properties are excluded from the amortization base. Costs associated with unevaluated properties are transferred into the amortization base at such time as the wells are completed, the properties are sold, or the costs have been impaired. Future development costs and dismantlement and abandonment costs are included in the amortizable cost base.
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      In accordance with the SEC guidelines for the full cost method, the cost bases of proved oil and natural gas properties are limited, on a country-by-country basis, to the estimated future net cash flows from proved oil and natural gas reserves using prices and other economic conditions in effect at the end of the reporting period, discounted at 10%, net of related taxes (ceiling test). If the capitalized cost of proved oil and natural gas properties exceeds this limit, the excess is charged to expense as additional depreciation and amortization.

      New Accounting Standards.

      December 31, 2005, FASB Interpretation (FIN) No. 47 "Accounting for Conditional Asset Retirement Obligations" ("FIN 47") became effective. FIN 47 is an interpretation of SFAS 143 "Accounting for Asset Retirement Obligations", which refers to legal obligations to perform asset retirement activities. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated, even if timing and/or method of settlement is conditional on a future event that may not be within the control of the entity. The implementation of FIN 47 did not have any impact on the Company's financial position.
      In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), a replacement of Accounting Principles Board ("APB") Opinion No. 20 and FASB Statement No. 3. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will become effective for accounting changes and corrections of errors made after January 1, 2006.
      In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets" ("SFAS 153"), an amendment of APB Opinion No. 29. SFAS 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29") provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS 153 eliminates this exception and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 became effective for the Company for nonmonetary asset exchanges occurring after July 1, 2005, and did not have any material impact on our consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 123-R "Share-Based Payment" ("FASB 123-R"), which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. The standard becomes effective for the Company as of January 1, 2006. The Company has no outstanding options and is not currently issuing stock options that would cause the adoption of SFAS 123-R to impact the Company's financial position, cash flows or results of operations.

NOTE 3 - 2003 Financial Restructuring and Fresh-Start Reporting


      Background of Restructuring.

      The Company had approximately $1.1 billion of debt and other contractual obligations maturing during 2003, of which $930 million were bank and senior note obligations of PGS ASA. Based on the Company's existing business plan and forecast at that time, it became clear that the Company was over leveraged and that a comprehensive financial restructuring was crucial to the long-term viability of the Company. As a result, on July 29, 2003, the Company filed a voluntary petition for protection under Chapter 11 of the United States Bankruptcy Code. The filing was based on a financial restructuring plan that was pre-approved by a majority
                                      F-19
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) of banks and bondholders and a group of the Company's largest shareholders. The Company emerged from Chapter 11 on November 5, 2003.

      The financial restructuring involved only the parent company and did not involve operating subsidiaries, which continued full operations, leaving customers, lessors, vendors, employees and subsidiary creditors unaffected.

      Financial Restructuring.

      In accordance with the plan of reorganization, $2,140 million of the Company's senior unsecured debt was canceled and the associated creditors received the following:

      o $746 million of unsecured 10% Senior Notes, due 2010;

      o $250 million of unsecured 8% Senior Notes, due 2006;

      o $4.8 million of an eight-year unsecured senior term loan facility (which the Company fully repaid in May 2004);

      o 91% of new ordinary shares of PGS as constituted immediately post restructuring, with an immediate reduction of this shareholding to 61% through a rights offering of 30% of the new ordinary shares to the pre-restructuring shareholders for $85 million, or $14.17 per share; and

      o $40.6 million of cash, of which $17.9 million was distributed in December 2003 and $22.7 million in May 2004.

      In accordance with the plan, the share capital outstanding immediately prior to the effectiveness of the restructuring, consisting of 103,345,987 shares, par value NOK 5, was cancelled and 20,000,000 new ordinary shares, par value NOK 30, were issued. The pre-restructuring shareholders received 4%, or 800,000, of the new ordinary shares (one new share per 129 old shares), and the right to acquire 30%, or 6,000,000, of the new ordinary shares (1,500,000 of which were committed to shareholders underwriting the rights offering and 4,500,000 of which were available to all pre-restructuring shareholders on a basis of one new share per 23 old shares), for $85 million ($14.17 per share) in the rights offering.
      Owners of $144 million of trust preferred securities received 5%, or 1,000,000, of the new ordinary shares. The principal amount of the Company's interest bearing debt and capital lease obligations immediately after the restructuring was approximately $1,210 million, a reduction of approximately $1,283 million.

      Reorganization Value.

      The Company adopted fresh-start reporting upon its emergence from Chapter 11 in accordance with SOP 90-7. Accordingly, all assets and liabilities were adjusted to reflect their reorganization value as of November 1, 2003, which approximates fair value at the date of reorganization. The Company engaged independent financial advisors to assist in the determination of its reorganization value as defined in SOP 90-7. In the disclosure statement dated September 10, 2003 prepared in the bankruptcy proceeding, the Company, together with financial advisors, determined through various analyses a reorganization value as an enterprise value in the range of $1.3 billion to $1.7 billion. On this basis the Company determined that the reorganization value for the Company as defined by SOP 90-7 should be close to the mid-range of $1.5 billion.
      These analyses are necessarily based on a variety of estimates and assumptions which, though considered reasonable by management, may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control. These estimates and assumptions had a significant effect on the determination of the reorganization value. Accordingly, there can be no assurance that the estimates, assumptions and values reflected in the valuations will be realized, and actual results could vary materially.
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

      Fresh-Start Reporting.

      The consolidated balance sheets as of December 31, 2005 and 2004 and the consolidated statements of operations and cash flows for the years ended December 31, 2005 and 2004, and the two months ended December 31, 2003 are for the Successor and give effect to adjustments to the carrying value of assets or amounts and classifications of liabilities that were necessary upon adoption of fresh-start reporting as of November 1, 2003. The consolidated statements of operations and cash flows for the ten months ended October 31, 2003 are for the Predecessor and reflect the assets and liabilities of PGS on a historical cost basis including the effect at October 31, 2003 of the fresh-start adjustments. The adoption of fresh-start reporting had a material effect on the consolidated balance sheet as of December 31, 2004 and on the consolidated statements of operations for the year ending December 31, 2004 and the two-month period ending December 31, 2003 and will have a material impact on consolidated statements of operations for subsequent periods. Consequently, the financial information for the Successor and Predecessor companies are not comparable.
      In connection with the adoption of fresh-start reporting on November 1, 2003, the Company also adopted new accounting policies for certain transactions and activities related to the multi-client library, steaming and mobilization costs, certain other property and equipment, and oil and natural gas exploration, development and production activities. All new accounting policies under fresh-start reporting are described in Note 2.
      The following table summarizes the adjustments required to record the reorganization and the issuance of the various securities in connection with the implementation of the plan of reorganization:

                                                                                   Recovery
                                              -------------------------------------------------------------------------------------

                                                                                                 Common Stock       Total Recovery
 PGS ASA Plan of                 Elimination                                             Term   ------------------  ---------------
  Reorganization    Predecessor  of Debt and  Surviving              2010      2006      Loan
 Recovery Analysis    Company     Equity         Debt      Cash      Note      Note    Facility    %       Value     %      Value
-------------------- ----------  -----------  ---------- -------- --------- ---------  -------- ------  ---------  ----  ----------

                                                    (In thousands of dollars, except percentages)
 Other liabilities - not
affected             $  338,536  $        --  $       --  $    -- $      -- $      --   $    --          $     --        $       --
 Unsecured Debt       2,140,000   (2,140,000)         --   40,592   745,949   250,000     4,810   91.0%   330,458    64%  1,371,809
 Trust Preferred
Securities (incl.
accrued interest)       155,203     (155,203)         --       --        --        --        --    5.0%    18,157    12%     18,157
 Capital lease
obligations              89,913           --      89,913       --        --        --        --     --         --   100%     89,913
 Senior Secured                                  113,970
Debt                    113,970           --                   --        --        --        --     --         --   100%    113,970
 Debt of
Subsidiaries -- not
affected                  5,295           --       5,295       --        --        --        --     --         --   100%      5,295
 Common
Stockholders             71,089      (71,089)         --       --        --        --        --    4.0%    14,526    20%     14,526
 Deficit               (429,531)     429,531          --       --        --        --        --     --         --                --
                     ----------  -----------  ---------- -------- --------- ---------  -------- ------  ---------  ----  ----------

 Total               $2,484,475  $(1,936,761)  $ 209,178  $ 40,592 $ 745,949 $250,000  $  4,810  100.0% $363,141     65% $1,613,670
                     ----------  -----------  ---------- -------- --------- ---------  -------- ------  ---------  ----  ----------

 Adjusted for fair
value adjustment
of interest rate
variation on UK
leases                                                                                                                   $   51,642
 Adjusted for cash                                                                                                         (148,912)
                                                                                                                         ----------

 Reorganization value                                                                                                    $1,516,400
                                                                                                                         ----------

     Fresh-start adjustments reflect the allocation of fair value to current and long-lived assets and the present value of liabilities to be paid as calculated with the assistance of independent third party valuation specialists. Current and long-lived assets were valued based on a combination of the cost, income and market approach. Also considered was technical, functional and economic obsolescence. In applying fresh-start reporting, the Company followed these principles:

o The reorganization value of the Company was allocated to the Company's assets in conformity with the procedures specified by Statement of Financial Accounting Standards No. 141, "Business

                                      F-21
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

      Combinations." The sum of the amounts assigned to assets and liabilities was within the range of the estimated reorganization value and close to the mid-range of the valuation. Therefore, there was no excess or deficit value to be allocated to goodwill or long-term assets.

    o Each liability and contingency existing as of the fresh-start reporting date, other than deferred taxes, has been stated at the present value of the amounts to be paid, determined at appropriate then current interest rates.

    o Deferred taxes were recorded in conformity with applicable income tax accounting standards, principally Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities have been recognized for differences between the assigned values and the tax basis of the recognized assets and liabilities (see
      Note 21). Valuation allowances have been provided for deferred tax assets.

    o Changes in existing accounting principles that otherwise would have been required in the consolidated financial statements of the emerging entity within the twelve months following the adoption of fresh-start reporting were adopted at the time fresh-start reporting was adopted.

    o Resetting the multi-client library, the property and equipment and oil and natural gas assets to fair value and eliminating all of the accumulated depreciation.


NOTE 4 - Net Gain on Sale of Subsidiaries

      In March 2005, the Company sold its wholly owned subsidiary Pertra AS to Talisman Energy (UK) Ltd. and recognized a gain of $149.8 million, including $2.5 million received to grant an option to make certain amendments to the charter and operating agreement for the Petrojarl Varg. As part of the transaction, the Company is entitled to receive additional sales consideration equal to the value, on a post petroleum tax basis, of 50% of the relevant revenues from the Varg field in excess of $240 million for each of the years ended December 31, 2005 and 2006. In January 2006, the Company received $8.1 million, representing the 2005 portion of the contingent consideration, which amount was accrued in December 2005, resulting in an aggregate net gain on the sale of Pertra AS of $157.9 million. See Note 24 for additional information relating to the disposal of Pertra AS.
      In August 2005, the Company entered into an agreement to sell its wholly owned subsidiary PGS Reservoir AS to Reservoir Consultants Holding AS ("RCH"), which is controlled by a group of former PGS employees. RCH has the option to sell the shares back to the Company for an amount equal to the sale consideration, which option expires 12 months from the completion date (August 31, 2005). The Company has recorded an estimated loss of $1.5 million for this transaction. See Note 24 for additional information relating to the agreement.

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                  NOTE 5 - Impairment of Long-Lived Assets and
                     Other Operating (Income) Expense, Net
           Impairments of long-lived assets consist of the following:

                                                                                                            Predecessor
                                                                         Successor Company                    Company
                                                              -----------------------------------------   ----------------

                                                                  Years Ended           Two Months          Ten Months
                                                                 December 31,              Ended               Ended
                                                              --------------------
                                                                                       December 31,         October 31,
                                                                2005        2004           2003                2003
                                                              ---------    -------   ------------------   ----------------

                                                                               (In thousands of dollars)
 Multi-client library (Note 10)(a)                            $      --    $   --    $         --         $         90,053
 Production assets and equipment (Note 9)                            --        --              --                      328
 Seismic assets and equipment (Note 9)                            4,575        --              --                    3,539
 Other long-lived assets                                             --        --              --                    1,091
                                                              ---------    ------    ------------         ----------------

     Total                                                    $   4,575    $   --    $         --         $         95,011
                                                              ---------    ------    ------------         ----------------



 (a) The multi-client library impairment for the ten months ended October 31, 2003 is comprised of $85.0 million in Marine Geophysical and $5.1 million in Onshore.

      During 2005 the Company decided to convert its 4C crew into a streamer operation, resulting in an impairment of $4.6 million. In 2003, the Company's sales estimates for several of its multi-client surveys were revised downward significantly, resulting in impairments of such surveys.
      Other operating (income) expense, net consists of the following:

                                                                                                                  Predecessor
                                                                             Successor Company                      Company
                                                                --------------------------------------------    ----------------

                                                                                                                      Ten
                                                                     Years Ended              Two Months            Months
                                                                     December 31,               Ended                Ended
                                                                -----------------------
                                                                                             December 31,         October 31,
                                                                  2005          2004             2003                2003
                                                                ----------     --------    -----------------    ----------------
                                                                                   (In thousands of dollars)
 Release of contingent liability re UK lease (Note 20)          $  (17,248)    $     --    $              --    $             --
 Gain on claim re equipment                                         (8,847)          --                   --                  --
 Cost of employees termination and reorganization                       --          665    $             582              19,235
 Cost relating to completion of 2002 U.S. GAAP accounts and
re-audit of 2001                                                        --        7,447                  470               2,089
                                                                ----------     --------    -----------------    ----------------
     Total                                                      $  (26,095)    $  8,112    $           1,052    $         21,324
                                                                ----------     --------    -----------------    ----------------


 NOTE 6 -- Shares Available for Sale and Investments in Securities
      Shares available for sale relates to the Company's investment in Endeavour International Corp., which investment was originally acquired as consideration for the contribution of licenses to use the Company's seismic data in the North Sea. The Company owns approximately 3.3% of Endeavour's shares, which had an original cost of $3.8 million. In adjusting the shares to fair value, an unrealized loss of $2.1 million has been recorded directly to other comprehensive income for the year ended December 31, 2005. For the year ended December 31, 2004, the Company recorded an unrealized gain of $5.9 million. Fair value of the shares was $7.6 million and $9.7 million as of December 31, 2005 and 2004, respectively.
                                      F-23
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      The Company also has investments in securities with fair value totalling $5.6 million as of December 31, 2005 and recorded an unrealized gain of $0.2 million for the year ended December 31, 2005 directly to other comprehensive income.
 NOTE 7 - Accounts Receivable, Net
      Accounts receivable, net, consists of the following:

                                                                                                 December 31,
                                                                                     -------------------------------------

                                                                                           2005                2004
                                                                                     -----------------    ----------------

                                                                                          (In thousands of dollars)
 Accounts receivable -- trade                                                        $        216,157     $       162,775
 Allowance for doubtful accounts                                                               (2,536)             (1,492)
                                                                                     ----------------     ---------------

     Total                                                                           $        213,621     $       161,283
                                                                                     ----------------     ---------------


     The change in allowance for doubtful accounts is as follows:

                                                                                                                  Predecessor
                                                                           Successor Company                        Company
                                                               -------------------------------------------     ------------------

                                                                                            Two Months            Ten Months
                                                                   December 31,                Ended                 Ended
                                                               ----------------------
                                                                                           December 31,           October 31,
                                                                 2005         2004             2003                  2003
                                                               ---------    ---------     ----------------     ------------------

                                                                                   (In thousands of dollars)
 Beginning balance                                             $   1,492    $   3,444     $          2,913     $            4,648
 New and additional allowances                                     2,067        1,001                  837                  2,615
 Write-offs and reversals                                         (1,023)      (2,953)                (179)                (4,350)
 Disposal of subsidiary                                               --           --                 (127)                    --
                                                               ---------    ---------     ----------------     ------------------

         Ending balance                                        $   2,536    $   1,492     $          3,444     $            2,913
                                                               ---------    ---------     ----------------     ------------------

 Related to:
     Accounts receivable, net                                  $   2,536    $   1,492     $          3,115     $            2,472
     Unbilled and other receivables                                   --           --                  329                    314
     Assets of discontinued operations                                --           --                   --                    127
                                                               ---------    ---------     ----------------     ------------------

         Total                                                 $   2,536    $   1,492     $          3,444     $            2,913
                                                               ---------    ---------     ----------------     ------------------


                                      F-24
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
 NOTE 8 - Other Current Assets
      Other current assets consist of the following:

                                                                                                        December 31,
                                                                                                  --------------------------

                                                                                                     2005           2004
                                                                                                  -----------    -----------

                                                                                                      (In thousands of
                                                                                                          dollars)
 Prepaid operating expenses                                                                       $    20,965     $   13,053
 Spare parts, consumables and supplies                                                                 17,485         12,840
 Withholding taxes and taxes receivable                                                                13,588         15,821
 Prepaid reinsurances                                                                                   6,572          5,831
 Assets of business transferred under a contractual arrangement (Notes 4 and 24)                        3,504             --
 Produced oil, not lifted                                                                                  --          5,037
 Other                                                                                                  5,623          7,924
                                                                                                  -----------    -----------
     Total                                                                                        $    67,737     $   60,506
                                                                                                  -----------    -----------

 NOTE 9 - Property and Equipment, Net
      The components of property and equipment, including property and equipment under capitalized leases, are summarized as follows:

                                                                                                           December 31,
                                                                                          -------------------------------------

                                                                                                2005                2004
                                                                                          -----------------    ----------------

                                                                                               (In thousands of dollars)
 Seismic vessels and equipment                                                            $         507,607     $       435,622
 Production vessels and equipment                                                                   675,062             680,737
 Fixtures, furniture and fittings                                                                    27,378              18,383
 Buildings and other                                                                                  7,521               4,412
                                                                                          -----------------    ----------------
                                                                                                  1,217,568           1,139,154
 Accumulated depreciation and impairment                                                           (245,550)           (130,146)
                                                                                          -----------------    ----------------
     Total                                                                                $         972,018    $      1,009,008
                                                                                          -----------------    ----------------

      The net book value of property and equipment under UK leases were $588.8 million and $616.5 million at December 31, 2005 and 2004, respectively (see Note
20).
      As seismic vessels and equipment are not separate cash-generating units, such assets are presented on a combined basis. Vessels and equipment subject to capital leases that are part of a group are presented and evaluated on a combined basis. See Note 2 for a further description of the accounting policy for impairments of long-lived assets.
      During 2005 the Company decided to convert its 4C crew into a streamer operation, resulting in an impairment of $4.6 million. Impairment charges were also recorded in the ten months ended October 31, 2003 (see Note 5).

                                      F-25
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) The following table summarizes depreciation expense:

                                                                                                                  Predecessor
                                                                         Successor Company                          Company
                                                         --------------------------------------------------    ------------------

                                                                Years Ended                Two Months             Ten Months
                                                               December 31,                   Ended                  Ended
                                                         --------------------------
                                                                                          December 31,            October 31,
                                                            2005           2004               2003                   2003
                                                         -----------    -----------    --------------------    ------------------

                                                                                (In thousands of dollars)
 Depreciation expense, net of amounts capitalized into
multi-client library                                     $   106,707    $   106,629    $             18,206    $          121,485
 Depreciation expense capitalized into multi-client
library                                                        5,415          3,982                   1,329                11,766


      Subsequent Events.

      In January 2006 the Company entered into an agreement to purchase the shuttle tanker MT Rita Knutsen for $35 million from Knutsen OAS Shipping AS. The transaction was completed on March 9, 2006. The Company considers the vessel to be a possible FPSO solution for several upcoming projects, and the Company intends to begin a conversion when a firm contract for the ship is secured. The vessel will be operated by Knutsen OAS Shipping AS under a bareboat charter agreement until a decision to start conversion is made.
      In March 2006, the Company announced that it intends to build a new third generation Ramform seismic vessel at Aker Yards, Langsten, Norway. The Company expects the new Ramform class seismic vessel to cost approximately $85 million from the yard including installation, but excluding the cost of seismic equipment. The new Ramform is expected to be delivered in the first quarter of 2008.
 NOTE 10 - Multi-Client Library, Net
      The net carrying value of the multi-client library, by the year in which the components were completed, is summarized as follows:

                                                                                         December 31,
                                                                             -------------------------------------

                                                                                   2005                2004
                                                                             -----------------    ----------------

                                                                                  (In thousands of dollars)
 Completed surveys:
 Completed during 1999, and prior years                                      $           6,251    $         26,772
 Completed during 2000                                                                   5,881              21,976
 Completed during 2001                                                                  66,626             106,876
 Completed during 2002                                                                  18,785              35,393
 Completed during 2003                                                                  14,859              33,296
 Completed during 2004                                                                   4,347              11,620
 Completed during 2005                                                                   7,746                  --
                                                                             -----------------    ----------------

     Completed surveys                                                                 124,495             235,933
 Surveys in progress                                                                    21,676               8,756
                                                                             -----------------    ----------------

 Multi-client library                                                        $         146,171    $        244,689
                                                                             -----------------    ----------------

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      The following table summarizes multi-client library impairment charges, amortization expense, capitalization of interest and depreciation and amounts credited to the multi-client library related to reduction of deferred tax asset valuation allowances established at fresh-start accounting:

                                                                                                                Predecessor
                                                                         Successor Company                        Company
                                                           -----------------------------------------------    ----------------

                                                                  Years Ended               Two Months          Ten Months
                                                                 December 31,                 Ended                Ended
                                                           --------------------------
                                                                                           December 31,         October 31,
                                                              2005           2004              2003                2003
                                                           -----------    -----------    -----------------    ----------------

                                                                               (In thousands of dollars)
 Impairment charges (Note 5)                               $        --    $        --    $              --    $         90,053
 Amortization expense                                          134,469        208,468               33,347             148,399
 Interest capitalized into multi-client library                  1,878          1,461                  375               2,083
 Depreciation capitalized into multi-client library              5,415          3,982                1,329              11,766
 Reduction of deferred tax asset valuation allowance
(Note 21)                                                       25,312             --                   --                 --

      Amortization expense for the year ended December 31, 2005 includes $35.4 million of additional non-sales related amortization. This amount includes $20.4 million in minimum amortization and $15.0 million of non-sales related amortization (impairment) to reflect reduced fair value of future sales on certain individual surveys ($14.4 million in Marine Geophysical and $0.6 million in Onshore). For the year ended December 31, 2004 the additional non-sales related amortization totaled $48.8 million of which $28.9 million was for minimum amortization and $19.9 million for non-sales related amortization (impairment) ($18.8 million in Marine Geophysical and $1.1 million in Onshore). For the two months ended December 31, 2003 and the ten months ended October 31, 2003, the Company recognized $0.0 million and $36.6 million, respectively, in minimum amortization.
      For informational purposes, the following shows the hypothetical application of the Company's minimum amortization requirements to the components of the existing multi-client library. These minimum amortization requirements are calculated as if there will be no future sales of these components or any additional effect of reduction in deferred tax asset valuation allowances credited to the multi-client library.

                                                                                                      Minimum Future
                                                                                                       Amortizations
                                                                                              ----------------------------

                                                                                                   (In thousands of
                                                                                                       dollars)
 During 2006                                                                                  $                    33,680
 During 2007                                                                                                       43,816
 During 2008                                                                                                       43,975
 During 2009                                                                                                        9,779
 During 2010                                                                                                        7,814
 During 2011                                                                                                        7,107
                                                                                              ----------------------------
     Future minimum amortization                                                              $                   146,171
                                                                                              ----------------------------

      Because the minimum amortization requirements generally apply to the multi-client library on a survey-by-survey basis rather than in the aggregate, the Company may incur significant minimum amortization charges in a given year even if the aggregate amount of ordinary amortization charges recognized exceeds the aggregate minimum amortization charges above.

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      At the Company's adoption of fresh-start reporting, effective November 1, 2003, the Company established valuation allowances for deferred tax assets. If such deferred tax assets, for which a valuation allowance is established, are realized or recognized in subsequent periods, the reversal of valuation allowance will be recorded as a ratable reduction of the carrying value of all long-term intangible assets and certain favorable lease contracts existing at adoption of fresh-start accounting until the value of such assets is reduced to zero. At December 31, 2005, the Company recorded a $25.3 million reduction of the carrying amounts of the multi-client library due to such a reversal of valuation allowance, which is reflected in the table above as a reduction in gross costs (see Note 21).
 NOTE 11 - Other Intangible Assets, Net
      The components of other intangible assets, net, are summarized as follows:

                                                                                                 December 31,
                                                                                     -------------------------------------

                                                                                           2005                2004
                                                                                     -----------------    ----------------

                                                                                          (In thousands of dollars)
 Existing technology                                                                 $          29,329    $         30,548
 Existing contracts                                                                             16,643              16,772
 Order backlog                                                                                   5,401               5,401
 Patents, royalties and licenses                                                                 1,687                 659
                                                                                     -----------------    ----------------
     Total cost                                                                                 53,060              53,380
 Accumulated amortization                                                                      (28,674)            (17,266)
                                                                                     -----------------    ----------------
     Total                                                                           $          24,386    $         36,114
                                                                                     -----------------    ----------------


      Other intangible assets existing at December 31, 2005 and 2004 were primarily recognized in conjunction with the adoption of fresh-start reporting, effective November 1, 2003. The following table summarizes amortization expense amounts credited to the other intangible assets related to reduction of deferred tax asset valuation allowances established at fresh-start accounting:

                                                                                                                   Predecessor
                                                                              Successor Company                      Company
                                                                 --------------------------------------------    ----------------

                                                                      Years Ended              Two Months          Ten Months
                                                                      December 31,               Ended                Ended
                                                                 -----------------------
                                                                                              December 31,         October 31,
                                                                   2005          2004             2003                2003
                                                                 ---------     ---------    -----------------    ----------------

                                                                                    (In thousands of dollars)
 Amortization expense                                            $  11,458     $  13,778    $           3,488     $         1,480
 Reduction of deferred tax asset valuation allowance (Note 21)       1,348         3,291                   --                  --

      The weighted average remaining amortization period for other intangible assets as of December 31, 2005 is 6.3 years, and the amortization expense related to these assets under existing amortization plans is $5.9 million
(2006), $4.1 million (2007), $3.7 million (2008), $2.2 million (2009) and $8.5 million (2010 and thereafter). These amortizations are calculated as if there will be no additional effect of reduction in deferred tax asset valuation allowances credited to the other intangible assets.
      As described in Note 10, the reduction of the valuation allowance for deferred tax assets established in fresh-start accounting results in a reduction of certain intangible assets. At December 31, 2005 and 2004, the Company recorded $1.3 million and $3.3 million, respectively, in reduction of the carrying amounts of other intangible assets due to reversal of valuation allowance (see Note 21).

                                      F-28
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
 NOTE 12 - Other Long-Lived Assets
      Other long-lived assets consist of the following:

                                                                                                            December 31,
                                                                                                      --------------------------

                                                                                                         2005           2004
                                                                                                      -----------    -----------

                                                                                                          (In thousands of
                                                                                                              dollars)
 Long-term receivables                                                                                $    16,893     $   14,945
 Governmental grants and contractual receivables                                                            5,577         17,204
 Favorable lease contracts                                                                                  7,829         10,444
 Deferred debt issue costs                                                                                  9,787          2,066
                                                                                                      -----------    -----------
     Total                                                                                            $    40,086     $   44,659
                                                                                                      -----------    -----------


      Governmental grants and contractual receivables relate to grants from the Norwegian Government and contractual payments from FPSO contract counterparties that the Company is entitled to receive to cover parts of its asset retirement obligations (see Notes 2 and 14).
      The fair value of certain favorable lease contracts totaling $14.2 million were recognized in the Company's balance sheet in connection with the adoption of fresh-start reporting, effective November 1, 2003. The amortization of these contracts over the remaining lease periods (which average approximately 4 years) is recorded as an increase of lease expense as part of cost of sales. The Company recorded $2.1 million, $2.4 million and $0.4 million of such increase in lease expense for the years ended December 31, 2005 and 2004 and the two months ended December 31, 2003, respectively.
      As described in Note 10, the reduction of the valuation allowance for deferred tax assets established in fresh-start accounting results in a reduction of certain intangible assets. At December 31, 2005 and 2004, the Company recorded $0.5 million and $1.0 million, respectively, in reduction of the carrying amounts of favorable lease contracts due to reversal of valuation allowance (see Note 21).
 NOTE 13 - Accrued Expenses
      Accrued expenses consist of the following:

                                                                                                          December 31,
                                                                                                  -----------------------------

                                                                                                      2005            2004
                                                                                                  -------------    ------------

                                                                                                        (In thousands of
                                                                                                            dollars)
 Accrued employee payroll                                                                         $      44,864    $     37,659
 Accrued vessel operating expenses                                                                       30,074          17,080
 Customer advances and deferred revenue                                                                  29,723          12,070
 Forward exchange contracts (Note 19)                                                                     7,234              --
 Received, not invoiced, property and equipment                                                           7,967           5,618
 Accrued commissions                                                                                      7,550           9,683
 Accrued interest expenses                                                                                5,778           3,394
 Liabilities of business transferred under a contractual arrangement (Notes 4 and 24)                     3,504              --
 Accrued severance                                                                                           27             290
 Other                                                                                                   27,606          29,462
                                                                                                  -------------    ------------
     Total                                                                                        $     164,327    $    115,256
                                                                                                  -------------    ------------


                                      F-29
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) Changes in accrued severance and restructuring costs are as follows:

                                                                                                                  Predecessor
                                                                              Successor Company                     Company
                                                                  ------------------------------------------    ----------------

                                                                      Years Ended             Two Months          Ten Months
                                                                      December 31,              Ended                Ended
                                                                  ---------------------
                                                                                             December 31,         October 31,
                                                                   2005         2004             2003                2003
                                                                  --------    ---------    -----------------    ----------------

                                                                                    (In thousands of dollars)
 Beginning balance                                                $    290    $   5,061    $           8,367    $          1,215
 Additional and adjustment of allowances                               (40)        (632)               1,764              18,469
 Severance and restructuring costs paid                               (223)      (4,139)              (5,070)            (11,317)
                                                                  --------    ---------    -----------------    ----------------
     Ending balance                                               $     27    $     290    $           5,061    $          8,367
                                                                  --------    ---------    -----------------    ----------------

 NOTE 14 - Other Long-Term Liabilities
      Other long-term liabilities consist of the following:

                                                                                                      December 31,
                                                                                          -------------------------------------

                                                                                                2005                2004
                                                                                          -----------------    ----------------

                                                                                               (In thousands of dollars)
 Accrued liabilities UK leases (Note 20)                                                  $          50,765    $         79,344
 Pension liability (Note 22)                                                                         45,443              52,472
 Asset retirement obligations ("ARO") (Note 2)                                                       20,015              58,518
 Tax contingencies                                                                                   19,184              25,522
 Interest rate swaps (Note 19)                                                                        1,628                  --
 Other                                                                                                3,755               3,794
                                                                                          -----------------    ----------------
     Total                                                                                $         140,790    $        219,650
                                                                                          -----------------    ----------------


      The following table presents changes in asset retirement obligations for the years ending December 31, 2005 and 2004, the two months ended December 31, 2003 and the ten months ended October 31, 2003:

                                                                                                                 Predecessor
                                                                         Successor Company                         Company
                                                         --------------------------------------------------    ----------------

                                                                                             Two Months          Ten Months
                                                                 December 31,                  Ended                Ended
                                                         -----------------------------
                                                                                            December 31,         October 31,
                                                              2005             2004             2003                2003
                                                         ---------------    ----------    -----------------    ----------------

                                                                               (In thousands of dollars)
 Balance at beginning of period                          $        58,518    $   50,016    $          49,847    $         59,767
 Accretion expense                                                 1,426         4,005                  599               3,793
 Liabilities settled in the period                                   (15)           --                 (430)                 --
 Disposal of subsidiary (Pertra AS)                              (39,914)           --                   --                  --
 Revision in estimated cash flow/fair value                           --         4,497                   --             (13,713)
                                                         ---------------    ----------    -----------------    ----------------
 Balance at end of period                                $        20,015    $   58,518    $          50,016    $         49,847
                                                         ---------------    ----------    -----------------    ----------------

      The ARO liability as of December 31, 2005 relates mainly to the Banff field and will be settled at the end of the contract, currently expected to be no later than 2014.
      As of December 31, 2005, the Company had asset retirement obligations for the sub-sea production facility associated with Ramform Banff FPSO operating in the North Sea. These obligations generally relate to restoration of the environment surrounding the facility and removal and disposal of all the production equipment. The asset retirement obligation will be covered in part by contractual payments from FPSO

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) contract counterparties (see Note 12). The receivable has been included in the consolidated balance sheets under other long-lived assets.
 NOTE 15 - Short-Term Debt and Current Portion of Long-Term Debt
      Short-term debt and current portion of long-term debt consist of the following:

                                                                                                           December 31,
                                                                                                     --------------------------

                                                                                                        2005           2004
                                                                                                     -----------    -----------

                                                                                                         (In thousands of
                                                                                                             dollars)
 Short-term debt (see Note 16)                                                                       $     2,674    $     1,962
 Current portion of long-term debt (see Note 16)                                                          21,732         17,828
                                                                                                     -----------    -----------
     Total                                                                                           $    24,406    $    19,790
                                                                                                     -----------    -----------

 NOTE 16 - Debt

     Long-Term Debt.

     Long-term debt consists of the following:

                                                                                                 December 31,
                                                                                      ------------------------------------

                                                                                           2005                2004
                                                                                      ---------------    -----------------

                                                                                           (In thousands of dollars)
 Unsecured:
     10% Senior Notes, due 2010                                                       $         4,624    $         745,949
     8% Senior Notes, due 2006                                                                     --              250,000
 Secured:
     Term loan, due 2012, Libor + margin (see below)                                          850,000                   --
     8.28% First Preferred Mortgage Notes, due 2011                                            87,930               98,920
     Other loans, due 2006                                                                      1,312                8,149
                                                                                      ---------------    -----------------

     Total debt                                                                               943,866            1,103,018
 Less current portion                                                                         (21,732)             (17,828)
                                                                                      ---------------    -----------------

     Total long-term debt                                                             $       922,134     $      1,085,190
                                                                                      ---------------    -----------------

      Aggregate maturities of long-term debt as of December 31, 2005 are as follows:

                                                                                                        December 31,
                                                                                                            2005
                                                                                                  -------------------------

                                                                                                       (In thousands
                                                                                                        of dollars)
 Year of repayment:
 2006                                                                                             $                  21,732
 2007                                                                                                                21,400
 2008                                                                                                                22,540
 2009                                                                                                                23,660
 2010                                                                                                                29,554
 Thereafter                                                                                                         824,980
                                                                                                  -------------------------
     Total                                                                                        $                 943,866
                                                                                                  -------------------------

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
      In December 2005, the Company entered into a new credit agreement, establishing a term loan of $850 million ("Term Loan") and a revolving credit facility ("RCF") of $150 million (see below). The Term Loan amortizes 1% per annum, with the remaining balance due in 2012, and bears interest at a rate of LIBOR plus a margin that depends on our leverage ratio. Leverage ratio, as defined in the Credit Agreement, is the ratio of consolidated Indebtedness to Consolidated EBITDA reduced by multi-client investments made for the period in question. At a leverage ratio of 2.25:1 or greater, the applicable margin will be 2.5% per annum. Below that level, the margin will be 2.25% per annum. The credit agreement generally requires the Company to apply 50% of excess cash flow to repay outstanding borrowings for periods when our leverage ratio exceeds 2:1. Excess cash flow for any period is defined as net cash flow provided by operating activities during that period less capital expenditures made in that period or committed to be made in the next period, less debt service payments and less accrued income taxes to be paid in the next period. The Company can make optional payments to reduce the principal at no penalty. The Term Loan is an obligation of PGS ASA and PGS Finance Inc. as co-borrowers, is secured by pledges of shares of certain material subsidiaries and is guaranteed by certain material subsidiaries.
      The Company has hedged the interest rate on 50% of the borrowings under the Term Loan by entering into interest rate swaps where the Company receives floating interest rate based on 3 months LIBOR and pays fixed interest rate payments based on LIBOR for 3 and 5 year maturities. See Note 19 for further information.
      The 10% Senior Notes due 2010 ("10% Notes") bear interest at 10% per annum payable semi-annually and mature in November 2010 with no required principal payments until maturity. The 10% Notes are callable by the Company beginning in November 2007 and are callable thereafter at par plus a premium of 5% declining linearly until maturity. In December 2005, the Company refinanced and retired $741.3 million of the 10% Notes. The 10% Notes are unsecured obligations of PGS ASA.
      The 8.28% First Preferred Mortgage Notes due 2011 ("8.28% Notes") bear interest at 8.28% per annum, and interest and scheduled principal amounts are payable semi-annually. The 8.28% Notes are subject to redemption at par on a pro rata basis through operation of a mandatory sinking fund on a semi-annual basis according to a schedule and are subject to optional redemption by the Company beginning in June 2006 at a redemption price equal to 100% of the principal amount plus a make whole premium that is based on U.S. treasury rates plus 0.375%. The 8.28% Notes are secured by, among other things, a mortgage on the Ramform Explorer and the Ramform Challenger seismic vessels. In addition, there is established under the indenture for the 8.28% Notes a debt service reserve fund, which was initially funded in an amount (approximately $10 million) equal to the maximum interest and sinking fund payment due on the 8.28% Notes on any payment date for such notes through December 1, 2010. Such additional amount has been invested in a funding agreement that serves as a source of funds that, together with charter hire payments made by a Company subsidiary under charters for the Ramform Explorer and the Ramform Challenger vessels, are used to make debt service payments on the 8.28% Notes. This debt service reserve fund investment is presented as long-term restricted cash in the consolidated balance sheets because funds derived from the investment will be used to make final debt service payments on the 8.28% Notes.

      Bank Credit Facilities.

      In December 2005, the Company replaced its secured $110 million revolving credit facility, originally maturing in 2006, with a new revolving credit facility ("RCF") of $150 million. The new RCF is part of the same credit agreement as the $850 million Term Loan described above and matures in 2010. The Company may use up to $60 million of capacity under the RCF for letters of credit and may borrow U.S. dollars, or any other currency freely available in the London banking market to which the lenders have given prior consent, under the RCF for working capital and for general corporate purposes. The Company may use these letters of credit, which can be obtained in various currencies, to secure, among other things, performance and bid bonds required in our ongoing business. Borrowings under the RCF bear interest at a rate equal to LIBOR plus a
                                      F-32
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) margin that depends on our leverage ratio. At a leverage ratio of 2.25:1 or greater, the applicable margin will be 2.25%; at a leverage ratio between 2:1 and 2.25:1, the applicable margin will be 2.00%; and at a leverage ratio below 2:1, the applicable margin will be 1.75. At December 31, 2005, $14.6 million of letters of credit were issued under the RCF and the applicable margin was 2.25% per annum. In addition, the Company may be able to borrow an additional $250 million that would be secured by the same collateral that secures the Term Loan and borrowings under the RCF.

      Short-Term Debt.

      Net short-term debt was $2.7 million as of December 31, 2005, relating to our Onshore business. As of December 31, 2004, net short-term debt was $2.0 million, of which $1.8 million related to the purchase of the seismic vessel Falcon Explorer.

      Covenants.

      Our December 2005 credit facility contains financial covenants and negative covenants that restrict us in various ways. The facility provides that
      o our total leverage ratio may not exceed 3.50 to 1.0 in 2006, 3.25 to 1.0 in 2007 and 3.00 to 1.0 in 2008, and may not exceed 3.00 to 1.0 at the time of our proposed separation transaction described under "Information on the Company -- Proposed Separation of the Geophysical and Production Businesses" in Item 4 of this annual report,

      o our consolidated interest coverage ratio (defined as the ratio of consolidated EBITDA less multi-client investments to consolidated interest expense) must be at least 3.0 to 1.0, and

      o our consolidated fixed charge coverage ratio (defined as the ratio of consolidated EBITDA less multi-client investments to consolidated fixed charges) must be at least 1.3 to 1.0.

      In addition, the credit agreement restricts our ability, among other things, to sell assets; incur additional indebtedness or issue preferred stock; prepay interest and principal on our other indebtedness; pay dividends and distributions or repurchase our capital stock; create liens on assets; make investments, loans, guarantees or advances; make acquisitions; engage in mergers or consolidations; enter into sale and leaseback transactions; engage in transactions with affiliates; amend material agreements governing our indebtedness; change our business; enter into agreements that restrict dividends from subsidiaries; and enter into speculative financial derivative agreements.
      The Company is in compliance with the covenants in its loan and lease agreements as of December 31, 2005.

      Pledged Assets.

      Certain seismic vessels and seismic equipment with a net book value of $45.4 million and $55.2 million at December 31, 2005 and 2004, respectively, are pledged as security under the Company's short-term and long-term debt. In addition, under the credit agreement established in December 2005, certain shares in material subsidiaries have been pledged as security.

      Letter of Credit and Guarantees.

      The Company had aggregate outstanding letters of credit and related types of guarantees, not reflected in the accompanying consolidated financial statements, of $32.7 million (including $14.6 million described above) and $30.1 million at December 31, 2005 and 2004, respectively.
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
 NOTE 17 - Interest Expense
      Interest expense consists of the following:

                                                                                                                Predecessor
                                                                       Successor Company                          Company
                                                        ------------------------------------------------     ------------------

                                                               Years Ended               Two Months             Ten Months
                                                              December 31,                  Ended                  Ended
                                                        --------------------------
                                                                                        December 31,            October 31,
                                                          2005           2004               2003                   2003
                                                        ----------    ------------    ------------------     ------------------

                                                                              (In thousands of dollars)
 Interest expense, gross                                $  (98,234)   $   (112,272)   $          (17,245)    $          (92,504)
 Interest on trust preferred securities                         --              --                    --                 (8,536)
 Interest capitalized in multi-client library (Note 10)      1,878           1,461                   375                  2,083
                                                        ----------    ------------    ------------------     ------------------
     Total interest expense                             $  (96,356)   $   (110,811)   $          (16,870)    $          (98,957)
                                                        ----------    ------------    ------------------     ------------------

 NOTE 18 - Other Financial Items, Net
      Other financial items, net, consist of the following:

                                                                                                             Predecessor
                                                                     Successor Company                         Company
                                                       ----------------------------------------------     ------------------

                                                             Years Ended              Two Months             Ten Months
                                                            December 31,                 Ended                  Ended
                                                       ------------------------
                                                                                     December 31,            October 31,
                                                         2005          2004              2003                   2003
                                                       ---------     ----------    ------------------     ------------------

                                                                            (In thousands of dollars)
 Interest income                                       $   7,442     $    4,840    $            1,050     $            4,467
 Foreign currency gain (loss)                              4,098         (8,024)               (5,208)                (4,286)
 Sale of shares in Aqua Exploration Ltd.                      --          1,500                    --                     --
 Other                                                    (5,622)        (9,177)                 (106)                (1,653)
                                                       ---------     ----------    ------------------     ------------------
     Total other financial items, net                  $   5,918     $  (10,861)   $           (4,264)    $           (1,472)
                                                       ---------     ----------    ------------------     ------------------

      Other includes additional required rental payments relating to UK leases of $7.2 million for each of the years ended December 31, 2005 and 2004, $4.9 million for the two months ended December 31, 2003 and $1.5 million for the ten months ended October 31, 2003 (see Note 20).
 NOTE 19 - Financial Instruments

      Fair Values of Financial Instruments.

      The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, unbilled and other receivables, other current assets, accounts payable and accrued expenses approximate their respective
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) fair values because of the short maturities of those instruments. The carrying amounts and the estimated fair values of debt instruments are summarized as follows:

                                               December 31, 2005                             December 31, 2004
                                    ----------------------------------------    ---------------------------------------------

                                     Carrying      Notional         Fair          Carrying        Notional
                                     Amounts       Amounts         Values         Amounts         Amounts       Fair Values
                                    -----------   -----------    -----------    -------------    -----------   --------------

                                                                   (In thousands of dollars)
 Long-term debt (Note 16)           $   943,866   $        --    $   947,105    $   1,103,018    $        --   $    1,218,386
 Derivatives:
     Forward exchange contracts
    (Note 13)                            (7,234)      193,536         (7,234)              --             --               --
     Interest rate swaps (cash flow
     hedging instruments) (Note 14)      (1,628)      425,000         (1,628)              --             --               --
     Commodity derivatives                   --            --             --           (2,583)            --           (2,583)

      The fair values of the long-term debt instruments, forward exchange contracts and interest rate swaps are estimated using quotes obtained from dealers in such financial instruments or latest quoted prices at Bloomberg.
      There is established under the indenture for the 8.28% Notes a debt service reserve fund, which was initially funded in an amount (approximately $10 million) equal to the maximum interest and sinking fund payment due on the 8.28% Notes on any payment date for such notes through December 1, 2010. Such additional amount has been invested in a funding agreement that serves as a source of funds that, together with charter hire payments made by a Company subsidiary under charters for the Ramform Explorer and the Ramform Challenger vessels, are used to make debt service payments on the 8.28% Notes. The amounts held in or payable into the debt service reserve fund will be used as part of the final payments on the 8.28% Notes. The Company classifies this amount as restricted cash (long-term) in its consolidated balance sheets ($10 million).

      Interest Rate Exposure.

      The Company holds interest rate derivative instruments. As of December 31, 2005, the Company had outstanding interest rate swap agreements in the aggregate notional amount of $433.6 million, of which $8.6 million either matured in January 2006 or were terminated in February 2006. As of December 31, 2005, we had entered into interest rate swaps relating to $425 million of the $850 million Term Loan and changed our interest rate exposure from floating to fixed interest rates for the $425 million notional amount. We account for these swaps as interest rate hedges. Under these interest rate swap agreements, the Company receives floating interest rate payments based on 3 month LIBOR and pays fixed interest rate payments. As to a notional amount of $150 million, a fixed rate of 4.84% will apply through December 2008. As to a notional amount of $275 million, an average fixed rate of 4.88% will apply through December 2010. The aggregate negative fair value of these interest rate swap agreements at December 31, 2005 was approximately $1.6 million and is reported as other long-term liabilities. The same amount, in accordance with SFAS 133, is recorded as a reduction in other comprehensive income as the effective portion of the designated and qualifying hedging instrument (the interest swaps).

      Foreign Exchange Exposure.

      The Company is exposed to currency fluctuation due to a predominantly USD-based revenue stream, while the Company's expenses are incurred in various currencies. The larger expense currencies other than the
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
USD are GBP and NOK. In 2005, the Company adopted a foreign currency hedging program by buying NOK and GBP on forward contracts. As of December 31, 2005, the Company had open forward contracts to buy GBP and NOK amounting to approximately $193.5 million with a negative fair value of $7.2 million reported as accrued expenses. As of December 31, 2004, the Company did not have any open forward exchange contracts. The currency forward contracts are not accounted for as hedges.

      Commodity Derivatives.

      Through February 2005, the Company operated in the worldwide crude oil market through its subsidiary Pertra AS, which was sold March 1, 2005 (see note
24). By reason of its ownership of Pertra, the Company had exposure to fluctuations in hydrocarbon prices, which historically have fluctuated widely in response to changing market forces. Pertra's net production in 2004 (combined) was 5,317,134 barrels, with an average realized price of $35.11 per barrel. In 2003 the average realized price was $29.37 per barrel.
      As of December 31, 2005 and 2004, the Company did not have any outstanding derivative commodity instruments. In the first half of 2004, we sold forward 950,000 barrels of our 2004 second half production at an estimated average of $30.50 per barrel. Of the total amount sold forward, 250,000 barrels sold forward at an average price of $29.91 per barrel were not delivered at December 31, 2004, but were delivered in early January 2005. Estimated fair value of the contract at December 31, 2004 was a net liability of $2.6 million, which is included in accrued expenses in the consolidated balance sheets and in revenues products in the consolidated statements of operations, based on mark-to-market rates.
 NOTE 20 - Commitments and Contingencies

      Leases.

      The Company has operating lease commitments expiring at various dates through 2015. The Company also has capital lease commitments, primarily for onshore-based seismic equipment, expiring at various dates through 2008. At December 31, 2005, future minimum payments related to non-cancelable operating and capital leases with lease terms in excess of one year are as follows:

                                                                                          December 31, 2005
                                                                                 -------------------------------------

                                                                                     Operating             Capital
                                                                                      Leases               Leases
                                                                                 ------------------     --------------

                                                                                      (In thousands of dollars)
 2006                                                                            $           39,194     $       23,094
 2007                                                                                        27,318              7,308
 2008                                                                                        26,889              6,869
 2009                                                                                        24,613                 --
 2010                                                                                        12,597                 --
 Thereafter                                                                                  27,852                 --
                                                                                 ------------------     --------------
         Total                                                                   $          158,463             37,271
                                                                                 ------------------
 Imputed interest                                                                                               (3,571)
                                                                                                        --------------
 Net present value of capital lease obligations                                                                 33,700
     Current portion of capital lease obligations                                                              (20,495)
                                                                                                        --------------
         Long-term portion of capital lease obligations                                                 $       13,205
                                                                                                        --------------

      The Company entered into a capital lease arrangement of $0.7 million for the year ended December 31, 2005, while there were no such new arrangements for the year ended December 31, 2004.
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      Future minimum payments related to non-cancelable operating leases reflect $8.2 million in sublease income for 2006, related to a time-charter of one FPSO shuttle tanker to a third party.
      The future minimum payments under the Company's operating leases relate to the Company's operations as follows:

                                                                                                           December 31,
                                                                                                               2005
                                                                                                     -------------------------

                                                                                                          (In thousands
                                                                                                           of dollars)
 Marine seismic and support vessels                                                                  $                   6,267
 Onshore seismic equipment                                                                                                  75
 FPSO shuttle and storage tankers                                                                                       56,821
 Buildings                                                                                                              94,341
 Fixtures, furniture and fittings                                                                                          959
                                                                                                     -------------------------
     Total                                                                                           $                 158,463
                                                                                                     -------------------------

      Included in the minimum lease commitment for FPSO shuttle and storage tankers as presented in the table above is charter hire for the six month cancellation period for a storage tanker operating on the Banff field in the North Sea. The Company is required to charter the vessel for as long as Ramform Banff produces the Banff field, which could extend to 2014 depending on the customer/field operator. The maximum payment for the charter through 2014 is $97.8 million, of which only charter hire for the six month period ending June 30, 2006 is included in the table above.
      Rental expense for operating leases, including leases with terms of less than one year, was $59.6 million and $59.4 million for the years ended December 31, 2005 and 2004, $12.2 million for the two months ended December 31, 2003 and $76.3 million for the ten months ended October 31, 2003. Rental expense for operating leases are net of sub-lease income related to time charter of FPSO shuttle tankers to a third party amounting to $10.0 million and $10.3 million for the years ended December 31, 2005 and 2004, $1.4 million for the two months ended December 31, 2003 and $16.6 million for the ten months ended October 31, 2003.

      Other.

      The Company has contingencies resulting from litigation, other claims and commitments incidental to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of the Company.

      UK Leases.

      The Company entered into capital leases from 1996 to 1998 relating to Ramforms Challenger, Valiant, Viking, Victory and Vanguard; the FPSO Petrojarl Foinaven; and the production equipment for the Ramform Banff. The terms for these leases ranged from 13-25 years. The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities and for variations in actual interest rates from those assumed in the leases. There are no limits on either of these indemnities. Reference is also made to the description in Note 2 -- UK Leases.
      The lessors claim tax depreciation (capital allowances) on the capital expenditures that were incurred for the acquisition of the leased assets. Although the UK Inland Revenue generally deferred for a period of time agreeing to the capital allowances claimed under such leases pending the outcome of a legal proceeding in which the Inland Revenue was challenging capital allowances associated with a defeased lease, in November 2004, the highest UK court of appeal ruled in favor of the taxpayer and rejected the position of the Inland Revenue. In connection with the adoption of fresh-start reporting on November 1, 2003 and before the
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
 November 2004 ruling, the Company recorded a liability of 16.7 million British pounds (approximately $28.3 million). The Company releases applicable portions of this liability if and when the Inland Revenue accepts the lessors' claims for capital allowances under each lease. In 2005 the Company released 9.4 million British pounds (approximately $17.2 million) of the liability, recorded as other operating (income) expense, net (see Note 5).
      The remaining accrued liability at December 31, 2005 of 7.3 million British pounds (approximately $12.7 million) relates to the Petrojarl Foinaven lease, where the Inland Revenue has raised a separate issue about the accelerated rate at which tax depreciation is available. If the Inland Revenue were successful in challenging that rate, the lessor would be liable for increased taxes on Petrojarl Foinaven in early periods (and decreased taxes in later years), and the Company's rental would increase. How much the rentals could increase depends primarily on how much of the asset will be subject to a different depreciation rate. Management believes that 60 million to 70 million British pounds (approximately $104 million to $121 million) represents a worst-case scenario for this liability.
      The leases are legally defeased because the Company has made up-front payments to independent third-party banks in consideration for which these banks have assumed liability to the lessor equal to basic rentals and termination sum obligations. The defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% per annum. If actual interest rates are greater than the assumed interest rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the assumed interest rates, the Company pays rentals in excess of the defeased rental payments. Over the last several years, the actual interest rates have been below the assumed interest rates. Prior to November 1, 2003, the Company had deferred a portion of a deferred gain (see
Note 2 -- UK leases) representing the net present value of additional required rental payments as of the inception of each lease. Such deferred gain was amortized over the terms of the leases. Effective November 1, 2003, the Company adopted fresh-start reporting and recorded a liability equal to the fair value of the future additional required rental payments based on forward market rates for Sterling LIBOR and an 8% discount rate. This liability, which is amortized based on future rental payments, amounted to 30.5 million British pounds (approximately $51.6 million) at November 1, 2003, 24.6 million British pounds (approximately $47.2 million) at December 31, 2004 and 22.0 million British pounds (approximately $38.1 million) at December 31, 2005.
      At December 31, 2005, interest rates were below the assumed interest rates. Based on forward market rates for Sterling LIBOR, the net present value, using an 8% per annum discount rate, of the additional required rental payments aggregated 31.5 million British pounds (approximately $54.5 million) as of December 31, 2005. Of this amount, 1.2 million British pounds (approximately $2.0 million) was accrued at December 31, 2005, in addition to the remaining fresh-start liability as described above.
      Additional required rental payments were $7.2 million for each of the years ended December 31, 2005 and 2004, $4.9 million for the two months ended December 31, 2003 and $1.5 million for the ten months ended October 31, 2003.

      Brazil Service Tax Claim.

      The Company has an ongoing appeal process in Brazil related to municipal services tax ("ISS"), whether the Company is actually liable for ISS taxes and, if it is liable for such taxes, to which municipality such taxes should be paid (municipalities levy ISS tax at different rates). The appeal relates to the period 1998 through 2001 and the potential additional exposure for this period is $8.5 million. The Company is subject to additional exposure for subsequent periods of up to $29.9 million (including potential interest and penalties). ISS is a service tax, and the Company's primary view is that licensing of multi-client data should be treated as rental of an asset rather than a service, and therefore not subject to ISS. Management's assessment is that it is reasonably possible, but not probable, that this liability will materialize. Thus no accrual has been recognized.
                                      F-38
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
 NOTE 21 - Income Taxes
      The expense (benefit) for income taxes from continuing operations consists of the following:

                                                                                                                  Predecessor
                                                                             Successor Company                      Company
                                                                --------------------------------------------    ----------------

                                                                     Years Ended              Two Months          Ten Months
                                                                     December 31,               Ended                Ended
                                                                -----------------------
                                                                                             December 31,         October 31,
                                                                  2005          2004             2003                2003
                                                                ---------     ---------    -----------------    ----------------

                                                                                   (In thousands of dollars)
 Current taxes:
     Norwegian                                                  $     519     $      (5)   $             394    $          6,639
     Foreign                                                       10,343        20,761                1,558              15,373
 Deferred taxes:
     Norwegian                                                         --        24,534               (1,575)              2,025
     Foreign                                                       10,965         2,729               (4,226)             (3,943)
                                                                ---------     ---------    -----------------    ----------------

         Total                                                  $  21,827     $  48,019    $          (3,849)   $         20,094
                                                                ---------     ---------    -----------------    ----------------

 Classification in consolidated statements of operations:
     Income tax expense (benefit)                                  21,827        48,019               (3,849)             21,911
     Fresh start adoption                                              --            --                   --              (1,817)
                                                                ---------     ---------    -----------------    ----------------

         Total income tax expense (benefit)                     $  21,827     $  48,019    $          (3,849)    $        20,094
                                                                ---------     ---------    -----------------    ----------------

      The net expense (benefit) for the years ended December 31, 2005 and 2004, the two months ended December 31, 2003 and the ten months ended October 31, 2003 includes $224.7 million, $41.0 million, $3.1 million and $182.9 million, respectively, in valuation allowances related to deferred tax assets (see table below).
      The net expense (benefit) for the years ended December 31, 2005 and 2004, and the ten months ended October 31, 2003 includes $(2.7) million, $9.5 million and $2.0 million, respectively, of provisions related to the resolution of uncertainties regarding outstanding tax issues. The total accrued amount related to contingent tax liabilities as of December 31, 2005 was $22.3 million, of which $3.1 million was recorded as income taxes payable and $19.2 million was recorded as other long-term liabilities. As of December 31, 2004, such amount totaled $29.9 million, of which $5.3 million was recorded in income taxes payable and $24.6 million was recorded as other long-term liabilities.
      The Company evaluates the need for valuation allowances related to its deferred tax assets by considering the evidence regarding the ultimate realization of those recorded assets. A valuation allowance, by tax jurisdiction, is established when it is more likely than not that all or some portion of deferred tax assets will not be realized. During 2005, the Company concluded that certain valuation allowances are no longer necessary as available evidence, including recent accumulated profits and estimates of projected near term future taxable income, supported a more-likely-than-not conclusion that a portion of the related deferred tax assets will be realized. As a result the Company released a portion of its valuation allowance, resulting in recognition of deferred tax assets of $20.0 million as of December 31, 2005.

                                      F-39
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) Changes in valuation allowance are as follows:

                                                                                                                  Predecessor
                                                                         Successor Company                          Company
                                                         --------------------------------------------------    ------------------

                                                                Years Ended                Two Months             Ten Months
                                                               December 31,                   Ended                  Ended
                                                         --------------------------
                                                                                          December 31,            October 31,
                                                            2005           2004               2003                   2003
                                                         -----------    -----------    --------------------    ------------------

                                                                                (In thousands of dollars)
 Balance at the beginning of the period                  $   405,285    $   368,550    $            365,439    $          182,581
     Current year additions                                  224,651         41,021                   3,111               182,858
     Decrease of valuation allowance from utilization
    and recognition of pre-reorganization deferred tax
    assets                                                   (27,114)        (4,286)                     --                    --
     Change related to other comprehensive income, sale
    of subsidiaries and minority interests                     2,151             --                      --                    --
                                                         -----------    -----------    --------------------    ------------------

 Balance at the end of the period                        $   604,973    $   405,285    $            368,550    $          365,439
                                                         -----------    -----------    --------------------    ------------------

      Current year additions to the valuation allowance relate to increases in tax losses carried forward and tax deductible temporary differences where the Company evaluated that it is more likely than not that the relevant deferred tax assets will not be recognized in future periods. Current year additions to the valuation allowance also include amounts related to deferred tax assets resulting from additional pre-reorganization tax loss carryforwards identified in 2005. There was a decrease of valuation allowance related to the utilization of tax benefits from pre-reorganization temporary differences and losses carried forward (for which a valuation allowance was provided at the date of reorganization) of $27.1 million, resulting in a corresponding decrease of intangible assets for the year ended December 31, 2005. The $27.1 million consisted of $7.1 million current year utilization and $20.0 million related to change in judgment about the estimated future utilization of deferred tax assets. The aggregate reduction to intangible assets consisted of reductions of $25.3 million to multi-client library, $1.3 million to other intangible assets and $0.5 million to other long-lived assets (see Notes 10, 11 and 12). Of the total valuation allowance as of December 31, 2005, $390.0 million relates to pre-reorganization amounts and will, if the related deferred tax assets are subsequently recognized, be allocated to reduce intangible assets existing at fresh-start (identified as multi-client library, other intangible assets and certain favorable lease contracts (included in other long-lived assets)) or directly to shareholders' equity if all intangible assets existing at fresh-start have been reduced to zero.

                                      F-40
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      The expense (benefit) for income taxes from continuing operations differs from the amounts computed when applying the Norwegian statutory tax rate to income (loss) before income taxes as a result of the following:


                                                                                                                  Predecessor
                                                                         Successor Company                          Company
                                                         --------------------------------------------------     ----------------

                                                                 Years Ended                 Two Months           Ten Months
                                                                December 31,                    Ended                Ended
                                                         ----------------------------
                                                                                            December 31,          October 31,
                                                            2005             2004               2003                 2003
                                                         -----------      -----------      ----------------     ----------------

                                                                               (In thousands of dollars)
 Income (loss) from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principles:
         Norwegian                                       $  (103,101)     $  (125,179)     $        (16,755)    $        623,654
         Foreign                                             241,071           35,421                 3,198              (46,052)
                                                         -----------      -----------      ----------------     ----------------
             Total                                           137,970          (89,758)              (13,557)             577,602
 Norwegian statutory rate                                         28%              28%                   28%                  28%
                                                         -----------      -----------      ----------------     ----------------
 Expense (benefit) for income taxes at statutory rate         38,632          (25,132)               (3,796)             161,729
 Increase (reduction) in income taxes from:
     Foreign earnings taxed at other than statutory rate      (4,415)          (7,612)                 (440)              (2,057)
     Petroleum surtax(a)                                      (1,415)          12,343                (1,619)               5,908
     Non-taxable gain on sale of subsidiary                  (40,422)              --                    --                   --
     Non-taxable gain on debt discharge                           --               --                    --             (351,078)
     Other                                                     5,655            3,047                    --                   --
     Gain (loss) from local currency other than
    reporting currency                                         2,621           (2,578)               (1,495)                 372
     Current year realization of uncertain tax position
    not recognized in prior years                            (82,556)              --                    --                   --
     Non-creditable foreign taxes and other permanent
    items                                                     27,728           26,930                   390               22,362
     Change in temporary differences to intangible
    assets due to utilization of pre-reorganization
    deferred tax assets (circle effect)                       (8,760)              --                    --                   --
     Deferred tax asset valuation allowance                   84,759           41,021                 3,111              182,858
                                                         -----------      -----------      ----------------     ----------------
             Total income tax expense (benefit)          $   21,827       $    48,019      $         (3,849)    $         20,094
                                                         -----------      -----------      ----------------     ----------------



(a) Pertra's income from oil activities on the Norwegian Continental Shelf is taxed according to the Norwegian Petroleum Tax Law, which includes a surtax of 50% in addition to the Norwegian corporate tax of 28%.

                                      F-41
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) Deferred tax assets and liabilities are summarized as follows:

                                                                                        December 31,
                                                              ------------------------------------------------------------------

                                                                           2005                               2004
                                                              -------------------------------     ------------------------------

                                                                 Asset           Liability           Asset          Liability
                                                              -------------    --------------     -------------    -------------

                                                                                  (In thousands of dollars)
 Current assets and liabilities                               $      (4,166)   $       19,525     $      (3,036)   $       1,038
 Property, equipment and other long-lived assets                   (137,822)              509           (23,384)          37,002
 Tax losses carried forward                                        (447,799)               --          (262,458)              --
 Deferred gain (loss)                                               (19,606)           22,527           (57,721)          32,971
 Tax credits                                                         (3,083)               --            (2,893)              --
 Expenses deductible when paid                                      (47,503)               --           (84,853)              --
 Other temporary differences                                         (6,003)               --            (6,072)              --
                                                              -------------    --------------     -------------    -------------
        Total deferred tax (assets) liabilities before
        valuation allowance                                        (665,982)           42,561          (440,417)          71,011
                                                              -------------    --------------     -------------    -------------
 Deferred tax asset valuation allowance                             604,973                             405,285
                                                              -------------    --------------     -------------    -------------
         Deferred tax (assets) liabilities                    $     (61,009)   $       42,561     $     (35,132)   $      71,011
                                                              -------------    --------------     -------------    -------------
     Net deferred tax (assets) liabilities -- Norwegian                               (20,000)                            35,514
     Net deferred tax (assets) liabilities -- Foreign                                   1,552                                365
                                                                               --------------                      -------------
         Net deferred tax (assets) liabilities                                 $      (18,448)                     $      35,879
                                                                               --------------                      -------------
 Classification in the consolidated balance sheets:
     Short-term deferred tax liabilities                                       $        1,055                      $         761
     Long-term deferred tax assets                                                    (20,000)                                --
     Long-term deferred tax liabilities                                                   497                             35,118
                                                                               --------------                      -------------
         Net deferred tax (assets) liabilities                                 $      (18,448)                     $     35,879
                                                                               --------------                      -------------

      Tax losses carried forward in Norway of $1,166.0 million, in the UK of $282.2 million, and in Singapore, Brazil and Australia totaling $52.1 million can be carried forward indefinitely. U.S. tax losses carried forward of $63.9 million expire between 2019 and 2026.
      The Company does not provide Norwegian taxes on unremitted earnings of certain international operations, which reflect full provision for non-Norwegian income taxes, as these earnings are expected to be reinvested outside of Norway indefinitely. The company has not calculated the tax effect associated with these unremitted earnings as it is not practicable to do so.
      The Company has received a tax claim from the tax authority in Singapore relating to the years 1998 through 2002 based on the assertion that tax deductions for expenses related to investments in the multi-client data library would not be allowed. The possible additional exposure is $26.8 million, of which an assessment of $7.1 million has been issued for fiscal year 1998. Until 2003, the multi-client library was not automatically subject to tax allowances if classified as an intangible asset. The Company has filed tax returns claiming tax deductions for amortization of the multi-client library as included in the financial statements. The Company is currently preparing an appeal to the Ministry of Finance against the tax claim, which would assert that costs incurred when acquiring data under an exclusive license contract are tax deductible, while costs incurred when acquiring data under a non-exclusive multi-client license contract are not tax deductible. Management's assessment is that it is reasonably possible, but not probable, that the tax authority's view will prevail.

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
Penalties of up to 17% of the $7.1 million that has already been assessed will accrue in 2006 if the Company does not pay the additional tax and is unsuccessful in claiming amortization.
      Until January 1, 2002, a foreign subsidiary was included in the Norwegian shipping tax regime. No deferred taxes were recognized on unremitted earnings in this subsidiary prior to the withdrawal from the regime as these earnings at that time were expected to be reinvested indefinitely within the regime. A subsequent decision in 2003 to exit with effect from 2002 resulted in recognition of deferred tax liabilities of $78.8 million. The Norwegian Central Tax Office ("CTO") has not yet finalized the 2002 tax assessment in relation to withdrawal from the Norwegian shipping tax regime. The pending issue is related to fair value of the vessels involved. The Company based such exit values on third party valuations, while the CTO has raised the issue whether the Company's book values at December 31, 2001, would be more appropriate as basis for computing the tax effects of the exit. Any increase of exit values will result in an increase of taxable exit gain and a corresponding increase in basis for future tax depreciation. The Company estimates that if the CTO position is upheld, taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company believes that its calculation basis for exit has been prepared using acceptable principles and will contest any adjustment to increase taxes payable.

NOTE 22 - Pension Obligations


      Defined Benefit Plans.

      The Company has historically had defined benefit pension plans for substantially all of its Norwegian and UK employees, with eligibility determined by certain period-of-service requirements. In Norway these plans are generally funded through contributions to insurance companies. In the UK, the plans are funded through a separate pension trust. It is the Company's general practice to fund amounts to these defined benefit plans at rates that are sufficient to meet the applicable statutory requirements. As of January 1, 2005, a part of the Norwegian plans were settled eliminating future spouse and child-survivor benefits. Accrued benefits as of that date were settled with annuity contracts and employees eligible under these plans received a paid-up pension for earned funds covering the spouse and child portion up to December 31, 2004. In addition the Norwegian defined benefit plans were closed for further entries and new defined contribution plans established for new employees (see separate section below). At December 31, 2005, 955 employees were participating in the defined benefit plans.
      Pension cost for disposed subsidiaries are included for the period up to the sales closing date.
      Reconciliation of the plans' aggregate projected benefit obligations and fair values of assets are summarized as follows:
      Change in projected benefit obligations (PBO):

                                                                                                     December 31,
                                                                                         -------------------------------------

                                                                                               2005                2004
                                                                                         -----------------    ----------------

                                                                                              (In thousands of dollars)
 Projected benefit obligations (PBO) at beginning of year                                $         117,796    $        101,855
 Service cost                                                                                        9,445              10,198
 Interest cost                                                                                       5,540               5,145
 Employee contributions                                                                              1,033                 968
 Payroll tax                                                                                            24                 178
 Actuarial (gain) loss, net                                                                         11,166              (9,532)
 Benefits paid                                                                                      (1,382)             (1,212)
 Exchange rate effects                                                                             (15,402)             10,196
                                                                                         -----------------    ----------------
     Projected benefit obligations (PBO) at end of year                                  $         128,220    $        117,796
                                                                                         -----------------    ----------------

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) Change in pension plan assets:

                                                                                                        December 31,
                                                                                                  --------------------------

                                                                                                     2005           2004
                                                                                                  -----------    -----------

                                                                                                      (In thousands of
                                                                                                          dollars)
 Fair value of plan assets at beginning of year                                                   $    71,565    $    53,332
 Adjustment at beginning of year                                                                          531         (1,214)
 Return on plan assets                                                                                  4,878          4,130
 Employer contributions                                                                                 9,848          8,383
 Employee contributions                                                                                 1,033            968
 Benefits paid                                                                                         (1,382)        (1,212)
 Exchange rate effects                                                                                 (8,237)         7,178
                                                                                                  -----------    -----------
       Fair value of plan assets at end of year                                                   $    78,236    $    71,565
                                                                                                  -----------    -----------

      The aggregate funded status of the plans and amounts recognized in the Company's consolidated balance sheets are summarized as follows:

                                                                                                     December 31,
                                                                                         -------------------------------------

                                                                                               2005                2004
                                                                                         -----------------    ----------------

                                                                                              (In thousands of dollars)
 Funded status                                                                           $         (49,984)   $        (46,232)
 Unrecognized actuarial (gain) loss                                                                  9,892              (6,021)
 Unrecognized prior service cost                                                                    (5,140)                 --
 Additional minimum liability                                                                         (211)               (219)
                                                                                         -----------------    ----------------
      Net amount recognized as pension liability (Note 14)                               $         (45,443)   $        (52,472)
                                                                                         -----------------    ----------------

      The accumulated benefit obligation (ABO) for all defined benefit pension plans was $111.4 million and $104.3 million as of December 31, 2005 and 2004, respectively.
      Net periodic pension costs for the Company's defined benefit pension plans are summarized as follows.

                                                                                                                  Predecessor
                                                                             Successor Company                      Company
                                                                --------------------------------------------    ----------------

                                                                     Years Ended              Two Months          Ten Months
                                                                     December 31,               Ended                Ended
                                                                -----------------------
                                                                                             December 31,         October 31,
                                                                  2005          2004             2003                2003
                                                                ---------     ---------    -----------------    ----------------

 Service cost                                                   $   9,445     $  10,198    $           1,204    $          7,145
 Interest cost                                                      5,540         5,145                1,207               3,247
 Expected return on plan assets                                    (4,878)       (4,130)                (819)             (2,977)
 Amortization of plan changes                                        (335)           --                   --                  --
 Amortization of actuarial loss (gain)                               (169)           16                  (80)                403
 Adjustment to actuarial (gain) loss, plan changes                  1,080            --                   --                  --
 Amortization of prior service cost                                    --            --                   --                   3
 Amortization of transition obligation                                 --            --                   --                  17
 Adjustment to minimum liability                                       --           198                   --                  --
 Administration cost                                                  105            99                   --                  --
 Payroll tax                                                        1,043           949                  266                 397
                                                                ---------     ---------    -----------------    ----------------
     Net periodic pension cost                                  $  11,831     $  12,475    $           1,778    $          8,235
                                                                ---------     ---------    -----------------    ----------------

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
   Plans in which the accumulated benefit obligation exceeds plan assets are as follows:

                                                                                                   December 31,
                                                                                       -------------------------------------

                                                                                             2005                2004
                                                                                       -----------------    ----------------

                                                                                            (In thousands of dollars)
 Projected benefit obligation (PBO)                                                    $         127,939    $        112,727
 Accumulated benefit obligation (ABO)                                                            111,172             100,167
 Fair value of plan assets                                                                        77,913              67,147

      Assumptions used to determine net periodic pension costs:

                                                                                     Years Ended December 31,
                                                               ---------------------------------------------------------------------

                                                                      2005                     2004                    2003
                                                               --------------------    ---------------------   ---------------------

                                                                 Norway       UK         Norway        UK        Norway        UK
                                                               ---------   --------    ---------    --------   ---------    --------

 Discount rate                                                     4.8%       5.3%         5.3%        5.3%        6.0%        5.3%
 Return on plan assets                                             5.8%       7.5%         6.3%        7.5%        7.0%        7.5%
 Compensation increase                                             3.2%       3.0%         3.0%        3.0%        3.0%        4.7%
 Annual adjustment to pensions                                     3.2%       3.0%         3.0%        3.0%        3.0%        3.0%

      Assumptions used to determine benefit obligations at end of years presented:

                                                                                          December 31,             December 31,
                                                                                              2005                     2004
                                                                                      ---------------------    ---------------------

                                                                                       Norway        UK         Norway        UK
                                                                                      ---------    --------    ---------    --------

 Discount rate                                                                            4.3%        4.8%         5.3%        5.3%
 Compensation increase                                                                    3.2%        3.2%         3.0%        3.0%

      The discount rate assumptions used for calculating pensions reflect the rates at which the obligations could be effectively settled. Observable long-term rates on governmental bonds are used as a starting point and matched with the Company's expected cash flows under the Norwegian plans. Observable long-term rates on corporate bonds are used for the UK plans. The expected long-term rate of return on plan assets is based on historical experience and by evaluating input from the trustee managing the plan's assets.
      The Company's pension plan asset allocation at December 31, 2005 and 2004, by asset category, are presented by major plan group as follows:

                                                                                           December 31,
                                                                     ---------------------------------------------------------

                                                                               2005                           2004
                                                                     --------------------------     --------------------------

                                                                       Norway           UK            Norway           UK
                                                                     -----------     ----------     -----------     ----------

                                                                                    (In thousands of dollars)
 Fair value of plan assets                                           $    38,268      $  39,968      $   40,111     $   31,454
                                                                     -----------     ----------     -----------     ----------

 Debt securities                                                              62%            --              69%            --
 Equity securities                                                            23%           100%             16%            92%
 Real estate                                                                  12%            --              12%            --
 Other                                                                         3%            --               3%             8%
                                                                     -----------     ----------     -----------     ----------

     Total                                                                   100%           100%            100%           100%
                                                                     -----------     ----------     -----------     ----------

      Average target allocations for Norwegian plan assets are 15-30% in equity securities, 50-70% in debt securities, 10-15% in real estate and 3-10% in other. Maturities for the debt securities at December 31, 2005, range from two weeks to 28 years with a weighted average maturity of 4.6 years. Weighted average duration for the debt securities is 3.6 years.

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      Management of plan assets must comply with applicable laws and regulations in Norway and the UK where the Company provides defined benefits plans. Within constraints imposed by laws and regulations, and given the assumed pension obligations and future contribution rates, the majority of assets are managed actively to obtain a long-term rate of return that at least reflects the chosen investment risk.
      The Company expects to contribute approximately $7.0 million to its defined benefit pension plans in 2006. Total pension benefit payments expected to be paid to participants from the plans are as follows:

                                                                                                                 (In thousands
                                                                                                                  of dollars)
 2006                                                                                                       $                 1,166
 2007                                                                                                                         1,371
 2008                                                                                                                         1,545
 2009                                                                                                                         1,719
 2010                                                                                                                         1,320
 2011 through 2015                                                                                                           15,374


      Defined Contribution Plans.

      Substantially all employees not eligible for coverage under the defined benefit plans in Norway and the UK are eligible to participate in pension plans in accordance with local industrial, tax and social regulations. All of these plans are considered defined contribution plans.
      As described above under "Defined Benefit Plans," as of January 1, 2005 the Company closed the Norwegian defined benefit plans for further entries and new defined contribution plans were established for new employees. The Company's contributions to these plans for the year ended December 31, 2005 totaled $0.2 million.
      Under the Company's U.S. defined contribution 401(k) plan, essentially all U.S. employees are eligible to participate upon completion of certain period-of-service requirements. The plan allows eligible employees to contribute up to 100% of compensation, subject to IRS and plan limitations, on a pre-tax basis, with a 2005 statutory cap of $14,000 ($18,000 for employees over 50 years). Employee pre-tax contributions are matched by the Company as follows: the first 3% are matched at 100% and the next 2% are matched at 50% of compensation. All contributions vest when made. The employer matching contribution recognized by the Company related to the plan was $1.3 million and $1.2 million for the years ended December 31, 2005 and 2004, $0.2 million for the two months ended December 31, 2003 and $1.2 million for the ten months ended October 31, 2003. Contributions to the plan by employees for these periods were $3.3 million, $3.1 million, $0.6 million and $2.7 million, respectively.
      Aggregate employer and employee contributions under the Company's other plans for the years ended December 31, 2005 and 2004, the two months ended December 31, 2003 and the ten months ended October 31, 2003, totaled $0.6 million and $0.3 million (2005), $0.8 million and $0.4 million (2004), $0.1 million and $0.1 million (two months 2003) and $2.1 million and $0.3 million (ten months 2003).

NOTE 23 - Share Based Compensation Plans

      In connection with the restructuring of the Company in 2003, all shares in the Company were cancelled (see Notes 1 and 3 for additional information) and all agreements relating to share options for the Company's key employees and directors were cancelled. No new option agreements have been established since the restructuring. During the period in which the share-based compensation plan was active, the exercise price of each award equaled the market price of the Company's shares on the grant date. The vesting period for granted options ranged from approximately three years to approximately three and one-half years. Once
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) vested, the exercisable life of the options was generally a two-year period, with certain options granted during 2000 and thereafter exercisable over a three-year period. The Company used the intrinsic value method to account for this stock-based employee compensation.
      A summary of the status of the Company's share-based compensation plans as of December 31, 2003 is summarized as follows:

                                                                                                    December 31, 2003
                                                                                              ------------------------------

                                                                                                                 Weighted
                                                                                                                 Average
                                                                                                                 Exercise
                                                                                                Options           Price
                                                                                              -------------    -------------

 Outstanding at beginning of year                                                                   4,973.5           NOK135
 Forfeited/cancelled                                                                               (4,973.5)          NOK135
                                                                                              -------------    -------------
 Outstanding at December 31, 2003                                                                        --               --
                                                                                              -------------    -------------

      If the compensation cost for the share-based compensation plans had been determined based on the fair values of the options awarded at the grant dates, consistent with the provisions of SFAS 123, the net income (loss) and earnings
(loss) per share would have been affected on a pro forma basis as indicated below:

                                                                                                            Predecessor
                                                                                                              Company
                                                                                                   ------------------------------

                                                                                                            Ten Months
                                                                                                               Ended
                                                                                                            October 31,
                                                                                                               2003
                                                                                                   ------------------------------

                                                                                                         (In thousands of
                                                                                                        dollars, except for
                                                                                                          share amounts)
 Net income, as reported                                                                           $                      557,045
 Deduct: Total share-based compensation expense determined under the fair value based method for
all awards, net of related tax effect                                                                                      (5,105)
                                                                                                   ------------------------------
     Pro forma, net income                                                                         $                      551,940
                                                                                                   ------------------------------
 Net income per share:
     Basic and diluted -  as reported                                                              $                         5.39
     Basic and diluted -  pro forma                                                                $                         5.34


NOTE 24 - Acquisitions and Dispositions

      In 2002, the Company sold its Production Services (formerly Atlantic Power Group) subsidiary to Petrofac Limited. The Company is eligible to receive an additional consideration of $2.5 million upon the occurrence of certain contingent events through 2010.
      In February 2003, the Company sold its Atlantis oil and gas activities to Sinochem and received proceeds and reimbursements aggregating $59.2 million. The Company was entitled to receive up to $25.0 million in additional, contingent proceeds, which agreement was amended in June 2005. In accordance with the amended agreement, the Company may receive a maximum of $10.0 million in contingent proceeds upon the occurrence of certain contingent events, which currently has not been recognized.
      In December 2003, the Company sold its wholly owned software company PGS Tigress (UK) Ltd. for a deferred compensation of approximately $1.8 million, payable in 2004 through 2007, for which payments were received in December 2005 and 2004. The Company may also receive additional contingent proceeds based on

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) performance of the company through 2006. As of December 31, 2005, the Company had not received any such contingent proceeds. The Company recognized no net gain or loss on the sale of Tigress.
      In March 2005, the Company sold its wholly owned oil and natural gas subsidiary Pertra AS to Talisman Energy (UK) Ltd. for an initial sales price of approximately $155 million. Pertra AS has been renamed Talisman Production Norge AS. The Company recognized a $149.8 million gain from the sale, including the $2.5 million received to grant an option to make certain amendments to the charter and operating agreement for the Petrojarl Varg, recognized as net gain on sale of subsidiaries. As part of the transaction, the Company is entitled to receive additional sales consideration equal to the value, on a post petroleum tax basis, of 50% of the relevant revenues from the Varg field in excess of $240 million for each of the years ended December 31, 2005 and 2006. In January 2006, we received $8.1 million, representing the 2005 portion of the contingent consideration. The Company accrued this amount in December 2005 and recognized the amount as additional gain on the 2005 sale (see Note 4). The Company also granted an option enabling Talisman to change the termination clause with respect to PL038. The option expired on February 1, 2006 without being exercised. Assets and liabilities relating to Pertra as of December 31, 2004 are shown below, while the results of operations and capital expenditures for the periods presented up to March 1, 2005 are presented as a separate segment in our consolidated statements of operations (see Note 27). The operations of Pertra are not presented as discontinued operations due to continuing involvement through the charter of Petrojarl Varg.
      In August 2005, the Company entered into an agreement to sell its wholly owned subsidiary PGS Reservoir AS to Reservoir Consultants Holding AS ("RCH"), which is controlled by a group of former PGS employees. RCH has the option to sell the shares back to the Company for an amount equal to the consideration (approximately $0.5 million), which option expires 12 months from completion date (August 31, 2005). The Company has recorded an estimated loss of $1.5 million for this transaction, recognized in net gain on sale of subsidiaries (see Note 4.) In addition the Company recorded assets and liabilities of business transferred under the contractual arrangement aggregating $3.5 million gross. Such assets and liabilities are recognized in other current assets and accrued expenses (see Notes 8 and 13).
      The results of operations, net assets and cash flows for Tigress have been presented as discontinued operations, and are summarized as follows for the years presented:

                                                                          Successor Company            Predecessor Company
                                                                        -----------------------     --------------------------

                                                                              Two Months                   Ten Months
                                                                                Ended                         Ended
                                                                             December 31,                  October 31,
                                                                                 2003                         2003
                                                                        -----------------------     --------------------------

                                                                                      (In thousands of dollars)
 Revenues                                                               $                   137     $                    1,107
                                                                        -----------------------     --------------------------
 Operating expenses before depreciation, amortization, impairment and
 other operating (income) expense, net                                                     (264)                        (2,433)
 Depreciation and amortization                                                               --                           (707)
 Other operating (income) expense, net                                                       --                           (512)
                                                                        -----------------------     --------------------------
     Total operating expenses                                                              (264)                        (3,652)
                                                                        -----------------------     --------------------------
 Operating profit (loss)                                                                   (127)                        (2,545)
 Interest expense and other financial items, net                                             24                         (1,237)
                                                                        -----------------------     --------------------------
     Income (loss) before income taxes                                  $                  (103)    $                   (3,782)
                                                                        -----------------------     --------------------------
     Capital expenditures of discontinued operations                    $                    --     $                      118
                                                                        -----------------------     --------------------------

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      A reconciliation of income (loss) before income taxes, as reported above, and income (loss) from discontinued operations, net of tax, as presented in the Consolidated Statements of Operations, is as follows:

                                                                                                                 Predecessor
                                                                              Successor Company                    Company
                                                                   ----------------------------------------    -------------

                                                                      Years Ended            Two Months          Ten Months
                                                                      December 31,             Ended                Ended
                                                                   -------------------
                                                                                            December 31,         October 31,
                                                                    2005        2004             2003                2003
                                                                   ------     --------    --------------       -------------

 Income (loss) from discontinued operations before income taxes    $   --     $     --      $      (103)         $    (3,782)
 Loss on disposal                                                      --           --              (32)                  --
 Additional proceeds                                                  500        3,048               --                1,500
                                                                   ------     --------      -----------          -----------

     Loss from discontinued operations, net of tax                 $  500     $  3,048      $      (135)         $    (2,282)
                                                                   ------     --------      -----------          -----------

      Operating expenses relating to discontinued operations includes corporate management fees based on actual charges to these entities. For continuing operations, such fees are presented in the segment for Reservoir/ Shared Services/ Corporate (see Note 27). Allocation of interest expense to discontinued operations is based on actual interest charged to the respective entities.
      The operations of Pertra are presented as a separate segment in our consolidated statements of operations (see Note 27). Assets and liabilities relating to Pertra as of December 31, 2004 were as follows:

                                                                                                       December 31, 2004
                                                                                                  -----------------------------

                                                                                                             Pertra
                                                                                                  -----------------------------

                                                                                                        (In thousands of
                                                                                                            dollars)
 Cash and cash equivalents                                                                        $                      13,423
 Accounts receivable, net                                                                                                 7,406
 Other current assets                                                                                                    15,916
 Property and equipment, net                                                                                                937
 Oil and natural gas assets, net                                                                                         70,940
 Other long-lived assets                                                                                                 12,024
                                                                                                  -----------------------------
     Total assets                                                                                 $                     120,646
                                                                                                  -----------------------------
 Accounts payable                                                                                 $                       1,624
 Accrued expenses                                                                                                         8,720
 Deferred tax liabilities, current                                                                                          761
 Other long-term liabilities                                                                                             39,942
 Deferred tax liabilities, long-term                                                                                     34,752
                                                                                                  -----------------------------
     Total liabilities                                                                            $                      85,799
                                                                                                  -----------------------------

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

      Subsequent Events.

      In February 2006, the Company announced a proposed joint venture with Teekay Shipping Corporation to develop new FPSO projects. We expect to finalize the arrangements for the joint venture during the second quarter of 2006.
      As described above, the Company may receive $10 million in additional contingent proceeds, upon the occurrence of certain contingent events, from the sale of Atlantis in 2003. At December 31, 2005, the Company had not accrued for these proceeds. In March 2006, the Company received confirmation of the occurrence of certain of these events that entitle the Company to receive $6 million, of which $3 million was received in March 2006.
      On March 27, 2006, the Company's Board of Directors authorized proceeding with a demerger plan under Norwegian law to separate its geophysical and production businesses into two independently listed companies and calling an extraordinary general meeting of its shareholders to vote on the transaction, to be held on April 28, 2006.
      Under the proposed demerger, the Company's subsidiary companies that conduct its production business, and the assets, rights and liabilities related to the production business, will be transferred to a wholly owned subsidiary named Petrojarl ASA. The Company's subsidiary companies that conduct its geophysical business, and the assets, rights and liabilities related to the geophysical business, will be retained under Petroleum Geo-Services ASA.
      When the separation is completed, each holder of the Company's ordinary shares will receive one ordinary share of Petrojarl for each of its shares held and each holder of American Depositary Shares ("PGS ADSs") representing the Company's ordinary shares will receive one newly issued American Depositary Share representing an ordinary share in Petrojarl ("Petrojarl ADSs") for each PGS ADS held. The Company intends to apply for a listing of the ordinary shares of Petrojarl ASA on the Oslo Stock Exchange. The Company does not intend to list the Petrojarl ordinary shares or Petrojarl ADSs in the U.S.
      Immediately after consummation of the demerger, PGS ASA would hold shares in Petrojarl representing a 19.99% interest in Petrojarl and the Petrojarl shares issued to the holders of the Company's shares and the PGS ADSs would represent the remaining 80.01% interest in Petrojarl. Subject to prevailing market conditions and other factors, PGS ASA expects to sell the shares in Petrojarl in a public offering in conjunction with the consummation of the separation and demerger.
      If the demerger plan is approved by the requisite two-third vote of the Company's shareholders and the conditions precedent to consummation of the demerger are satisfied, or where applicable waived, the Company currently expect the demerger to be consummated in July 2006.
      After completion of the demerger, PGS ASA will continue the Company's geophysical business and hold its assets, rights and liabilities.
      Upon consummation of the separation, the Company expects that Petrojarl will have a new $425 million five year borrowing facility and will initially borrow $325 million under the facility. The proceeds from the initial borrowing, together with any proceeds from any sale of all or any part of the Petrojarl shares retained by PGS ASA, will be used by PGS ASA for repayment of existing debt or other purposes. As part of the separation transaction, Petrojarl will receive cash and cash equivalents of approximately $50 million and will have approximately $275 million of net interest-bearing debt immediately following consummation of the separation.
      In connection with the demerger, the Company has entered into other agreements, subject to final documentation, either as part of the proposed demerger plan or otherwise, to facilitate the demerger. For the Company's UK leases on three of its Ramform seismic vessels and the production equipment for the
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
Ramform Banff, the Company has entered into agreements, subject to final documentation, with the lessors providing for certain options with respect to the termination of the leases at reduced termination fees, subject to completion of the demerger. If all of such leases were terminated, the Company would be required to pay termination fees of up to 13 million British pounds (approximately $23 million). Upon termination, the Company and, in the case of Ramform Banff, Petrojarl would become the owner of the assets and avoid any additional rental payments relating to these UK leases. In addition, the Company has reached an agreement, subject to final documentation, with the operator of Petrojarl Foinaven to provide the benefit of financial covenants that would apply to Petrojarl following the demerger and to make other amendments to the existing contractual arrangements, in each case subject to completion of the demerger and certain other conditions. The Company will provide more detailed information related to the separation and demerger, as well as the other agreements, in a shareholder information statement prior to the extraordinary general meeting of its shareholders called to consider the separation and demerger, which the Company expects to occur in April 2006.
      The demerged Production business will be presented as held-for-sale (discontinued operations) in the consolidated financial statements from the date of board approval of the demerger. In addition, historical financial information of the Pertra operations will be presented as discontinued from the same date, as the continued business relations with Pertra related to Petrojarl Varg will be discontinued with the demerger of the Production business.

NOTE 25 - Related Party Transactions

      At December 31, 2003 the Company owned 50% of the shares in Geo Explorer AS and had one vessel on charter from that company. The Company also held 100% of the shares in Walther Herwig AS (until December 11, 2003, the Company held 50% of the shares, but increased its shares as Walter Herwig AS was de-merged) and chartered three vessels from that company in 2003. Total lease expense recognized during the two months ended December 31, 2003 and the ten months ended October 31, 2003 on these vessels was $1.1 million and $6.4 million, respectively. There were no lease expenses for the years ended December 31, 2005 and 2004.
      As of December 31, 2005, the Chairman of the Board, Jens Ulltveit-Moe, through Umoe AS, controlled a total of 3,037,332 shares in PGS. Jens Ulltveit-Moe also has a majority ownership interest in Knutsen OAS Shipping AS ("Knutsen"). Knutsen is chartering the MT Nordic Svenita and was also chartering the MT Nordic Yukon up to 2003 and paid $10.0 million, $10.3 million and $20.1 million to the Company under time charter contracts for the vessels in 2005, 2004 and 2003, respectively. The Company charters the vessels from an independent third party. The vessels were chartered by the Company to provide shuttle services for the Banff field, but in 2001 were chartered to Knutsen on terms approximating the Company's terms under the third-party lease, due to low production on the Banff field. The vessel MT Nordic Yukon was redelivered by PGS to the vessel owner in November 2003. In addition, PGS has a contract of affreightment with Knutsen for transporting crude oil relating to the Banff field and paid $1.2 million, $0.7 million and $2.4 million to Knutsen under this contract in 2005, 2004 and 2003, respectively. Mr. Ulltveit-Moe was also the Chairman of Unitor ASA until August 2005, a company that from time to time provides the Company with equipment for its vessels.

      Subsequent Event.

      In January 2006 the Company entered into an agreement to purchase the shuttle tanker MT Rita Knutsen for $35 million from Knutsen OAS Shipping AS. The transaction was completed March 9, 2006. The Company considers the vessel to be a possible FPSO solution for several upcoming projects, and the Company intends to begin a conversion when a firm contract for the ship is secured. The vessel will be operated by Knutsen OAS Shipping AS under a bareboat charter agreement until a decision to start conversion is made. Jens Ulltveit-Moe did not participate in any Board discussions relating to this transaction.

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 26 - Investments in Associated Companies

      Income from associated companies accounted for using the equity method is as follows:

                                                                                                                Predecessor
                                                                              Successor Company                   Company
                                                                    --------------------------------------    ----------------

                                                                      Years Ended           Two Months          Ten Months
                                                                      December 31,            Ended                Ended
                                                                    -----------------
                                                                                           December 31,         October 31,
                                                                    2005       2004            2003                2003
                                                                    ------    -------    -----------------    ----------------

                                                                                    (In thousands of dollars)
 Corporations and limited partnerships:
     Geo Explorer AS                                                $   (2)   $    26    $             119    $          1,425
     Atlantic Explorer (IoM) Ltd.                                       (5)       (80)                  --                  --
     Ikdam Production, SA                                              243        722                   81                 162
     Triumph Petroleum                                                  --         --                   --                (813)
     General partnerships                                               40         --                   --                  --
                                                                    ------    -------    -----------------    ----------------
         Total                                                      $  276    $   668    $             200    $            774
                                                                    ------    -------    -----------------    ----------------

      Investments and advances to associated companies accounted for using the equity method are as follows:

                                                                                                                    Ownership
                                                                  Paid-In                                          Percent As
                                     Book Value       Share       Capital/       Equity          Book Value            of
                                                        of
                                    December 31,      Income      (Dividends)    Transactions    December 31,      December 31,
                                        2004           2005         2005         2005(a)           2005              2005
                                    --------------    --------    -----------    ------------    --------------    --------------

Corporations and limited
partnerships:
     Ikdam Production, SA           $        5,411    $    243    $        --    $         (1)   $        5,653              40.0%
     Geo Explorer AS                           182          (2)            --             (15)              165              50.0%
     Atlantic Explorer (IoM) Ltd.               32          (5)            --              (3)               24              50.0%
     Valiant Intern. Petroleum Ltd.             --          --             68              --                68              24.6%
 General partnerships                           95          40            (66)            (44)               25
                                    --------------    --------    -----------    ------------    --------------    --------------

         Total                      $        5,720    $    276    $         2    $        (63)   $        5,935
                                    --------------    --------    -----------    ------------    --------------    --------------




(a)    Includes foreign currency translation differences.


NOTE 27 - Segment and Geographic Information

      The Company, after the sale of Pertra AS in March 2005, manages its business in three segments as follows:
      o Marine Geophysical, which consists of streamer seismic data acquisition, marine multi-client library and data processing;

      o Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library;

      o Production, which owns and operates four harsh environment FPSOs in the North Sea; and

      Pertra AS, a small oil and natural gas company, was sold March, 2005 (see Notes 4 and 24). Revenues and expenses, assets and liabilities are included in the consolidated statements through February 2005 and in
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) the comparative numbers for the years presented. The operations of Pertra are not presented as discontinued operations due to continuing involvement through the lease of Petrojarl Varg.
      The Company manages its Marine Geophysical segment from Lysaker, Norway, its Onshore segment from Houston, Texas, and its Production segment from Trondheim, Norway.
      The principal markets for the Production segment are the UK and Norway. The Marine Geophysical and Onshore segments serve a worldwide market. Customers for all segments are primarily composed of major multi-national, independent and national or state-owned oil companies. Corporate overhead has been presented under Reservoir/ Shared Services/ Corporate. Significant charges, which do not relate specifically to the operations of any one segment, such as debt refinancing and restructuring costs, are also presented as Reservoir/ Shared Services/ Corporate. Information related to discontinued operations during any period presented has been separately aggregated. Affiliated sales are made at prices that approximate market value. Interest and income tax expense are not included in the measure of segment performance.

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

      Revenues by Segment.

      The table below presents our mix of revenues for the periods presented:

                                                                                                                 Predecessor
                                                                          Successor Company                        Company
                                                           ------------------------------------------------     --------------

                                                                                              Two Months         Ten Months
                                                             Years Ended December 31,            Ended              Ended
                                                           ------------------------------
                                                                                             December 31,        October 31,
                                                               2005             2004             2003               2003
                                                           -------------    -------------    --------------     --------------

                                                                               (In thousands of dollars)
 Marine Geophysical:
 Contract                                                  $     424,192    $     297,749    $       48,273     $      302,451
 Multi-client pre-funding                                         40,006           30,535             6,510             43,187
 Multi-client late sales                                         218,781          203,397            36,786            123,435
 Other                                                            41,703           39,124             7,813             31,040
                                                           -------------    -------------    --------------     --------------

     Total Marine Geophysical                                    724,682          570,805            99,382            500,113
                                                           -------------    -------------    --------------     --------------
 Onshore:
 Contract                                                        122,415          110,288            18,442            106,324
 Multi-client pre-funding                                         16,148           12,761             1,807             14,636
 Multi-client late sales                                          13,976           10,112             1,210              8,005
                                                           -------------    -------------    --------------     --------------

     Total Onshore                                               152,539          133,161            21,459            128,965
                                                           -------------    -------------    --------------     --------------
 Production:
 Petrojarl I                                                      53,394           61,303            11,086             58,529
 Petrojarl Foinaven                                               89,191           96,595            18,726             93,373
 Ramform Banff                                                    46,483           51,509             6,572             38,616
 Petrojarl Varg                                                   89,920           87,133             8,604             59,191
 Other                                                             1,689            1,662               241                349
                                                           -------------    -------------    --------------     --------------
     Total Production                                            280,677          298,202            45,229            250,058
 Reservoir/ Shared Services/ Corporate                            19,418           20,852             4,957             16,243
 Elimination inter-segment revenues                              (17,732)         (77,686)           (8,200)           (45,612)
                                                           -------------    -------------    --------------     --------------

 Total revenues services                                       1,159,584          945,334           162,827            849,767
 Revenues products -- Pertra                                      36,742          184,134             9,544            112,097
                                                           -------------    -------------    --------------     --------------
 Total revenues                                            $   1,196,326    $   1,129,468    $      172,371     $      961,864
                                                           -------------    -------------    --------------     --------------

      Additional segment information for the periods presented is summarized as follows:

                                                                                            Reservoir/      Elimination
                                                                                             Shared           of
                                       Marine                                               Services/     Inter-Segment
                                      Geophysical     Onshore     Production      Pertra    Corporate        Items         Total
                                      -----------     -------     ----------    ---------   ----------   -------------   ----------

                                                                     (In thousands of dollars)
 Depreciation and amortization:
 2005 (Successor)                     $  172,349    $ 31,665    $   44,064    $   6,710   $    4,567   $          --   $  259,355
 2004 (Successor)                        241,712      39,885        44,561       38,965        3,239              --      368,362
 2003 (Successor -- two months)           39,351       6,224         8,112          743        1,269              --       55,699
 2003 (Predecessor -- ten months)        191,215      29,425        43,418       30,826        6,692              --      301,576

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                                                                        Reservoir/    Elimination
                                                                                          Shared          of
                                        Marine                                           Services/     Inter-Segment
                                     Geophysical   Onshore     Production     Pertra      Corporate        Items         Total
                                     -----------  --------     ----------    ---------   -----------   ------------- ------------

                                                                      (In thousands of dollars)
 Segment operating profit:
 2005 (Successor)                    $  150,229   $ (9,803)    $   43,491    $  (1,507)  $   (25,789)  $         924  $   157,545
 2004 (Successor)                       (34,980)    (4,535)        77,769       28,120       (20,986)         (1,593)      43,795
 2003 (Successor -- two months)           1,772      1,778         11,878       (3,198)         (476)             --       11,754
 2003 (Predecessor -- ten months)        41,782     19,741         66,876       17,236       (19,475)             --      126,160
 Impairment of long-lived assets:
 2005 (Successor)                    $    4,575   $     --     $       --    $      --   $        --   $          --  $     4,575
 2004 (Successor)                            --         --             --           --            --              --           --
 2003 (Successor -- two months)              --         --             --           --            --              --           --
 2003 (Predecessor -- ten months)        89,598      5,085            328           --            --              --       95,011
 Net (gain) on sale of subsidiaries:
 2005 (Successor)                    $       --   $     --     $       --    $      --   $  (156,382)  $          --  $  (156,382)
 2004 (Successor)                            --         --             --           --            --              --           --
 2003 (Successor -- two months)              --         --             --           --            --              --           --
 2003 (Predecessor -- ten months)            --         --             --           --            --              --           --
 Other operating (income) expense,
 net:
 2005 (Successor)                    $   (8,847)  $     --     $       --    $      --   $   (17,248)  $          --  $   (26,095)
 2004 (Successor)                           (13)         9             --           --         8,116              --        8,112
 2003 (Successor -- two months)           1,189         38             --           --          (175)             --        1,052
 2003 (Predecessor -- ten months)         8,107        266             --           --        12,951              --       21,324
 Operating profit:
 2005 (Successor)                    $  154,501   $ (9,803)    $   43,491    $  (1,507)  $   147,841   $         924  $   335,447
 2004 (Successor)                       (34,967)    (4,544)        77,769       28,120       (29,102)         (1,593)      35,683
 2003 (Successor -- two months)             583      1,740         11,878       (3,198)         (301)             --       10,702
 2003 (Predecessor -- ten months)       (55,923)    14,390         66,548       17,236       (32,426)             --        9,825
 Income (loss) from discontinued
 operations, net of tax:(a)
 2005 (Successor)                    $       --   $     --     $      500    $      --   $        --   $          --  $       500
 2004 (Successor)                            --         --          3,048           --            --              --        3,048
 2003 (Successor -- two months)            (135)        --             --           --            --              --         (135)
 2003 (Predecessor -- ten months)        (3,782)        --          1,500           --            --              --       (2,282)
 Cumulative effect of change in
 accounting principles, net of tax
 2005 (Successor)                    $       --   $     --     $       --    $      --   $        --   $          --  $        --
 2004 (Successor)                            --         --             --           --            --              --           --
 2003 (Successor -- two months)              --         --             --           --            --              --           --
 2003 (Predecessor -- ten months)          (779)        --          3,168           --            --              --        2,389
 Investment in associated companies:
 December 31, 2005                   $      278   $     --     $    5,653    $      --   $         4   $          --  $     5,935
 December 31, 2004                          235         --          5,411           --            74              --        5,720
 Total assets:
 December 31, 2005                   $  797,316   $ 98,823     $  676,337    $      --   $   145,096   $          --  $ 1,717,572
 December 31, 2004                      795,102     90,451        710,521      120,646       135,433              --    1,852,153

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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

                                                                                          Reservoir/    Elimination
                                                                                            Shared          of
                                       Marine                                             Services/     Inter-Segment
                                      Geophysical   Onshore     Production     Pertra      Corporate        Items         Total
                                      -----------  --------     ----------    ---------   -----------   ------------- ------------

                                                                          (In thousands of dollars)
 Additions to long-lived tangible
assets:(b)
 2005 (Successor)                     $  118,442   $ 21,055     $       11    $     103   $     6,629   $         (83) $   146,157
 2004 (Successor)                         87,742     10,817            988       84,991         5,088            (114)     189,512
 2003 (Successor -- two months)           13,715      5,182          1,662        4,424           463              --       25,446
 2003 (Predecessor -- ten months)         71,299     21,965         (1,147)      29,741         1,349              --      123,207
 Capital expenditures on discontinued
operations:(a)
 2005 (Successor)                     $       --   $     --     $       --    $      --   $        --   $          --  $        --
 2004 (Successor)                             --         --             --           --            --              --           --
 2003 (Successor -- two months)               --         --             --           --            --              --           --
 2003 (Predecessor -- ten months)            118         --             --           --            --              --          118



 (a) Income (loss) from discontinued operations, net of tax, and capital expenditures on discontinued operations, included in segment data for Marine Geophysical and Production relates to Tigress and Production Services, respectively.

 (b) Consists of cash investments in multi-client library and capital expenditures.

      Reconciliation of segment operating profit, presented in the table above, to income (loss) before income tax expense (benefit) and minority interest, is as follows:

                                                                                                                    Predecessor
                                                                             Successor Company                        Company
                                                               -----------------------------------------------     --------------

                                                                                                 Two Months         Ten Months
                                                                 Years Ended December 31,           Ended              Ended
                                                               -----------------------------
                                                                                                December 31,        October 31,
                                                                  2005             2004             2003               2003
                                                               ------------    -------------    --------------     --------------

                                                                                   (In thousands of dollars)
 Segment operating profit                                      $    157,545    $      43,795    $       11,754     $      126,160
 Other segment allocated amounts (as presented in the table
above):
     Impairment of long-lived assets                                  4,575               --                --             95,011
     Net (gain) on sale of subsidiaries                            (156,382)              --                --                 --
     Other operating (income) expense, net                          (26,095)           8,112             1,052             21,324
                                                               ------------    -------------    --------------     --------------
 Operating profit                                                   335,447           35,683            10,702              9,825
 Unallocated amounts:
     Income from associated companies                                   276              668               200                774
     Interest expense                                               (96,356)        (110,811)          (16,870)           (98,957)
     Debt redemption and refinancing costs                         (107,315)              --                --                 --
     Other financial items, net                                       5,918          (10,861)           (4,264)            (1,472)
     Gain on debt discharge                                              --               --                --          1,253,851
     Fresh-start adoption                                                --               --                --           (532,268)
     Cost of reorganization                                              --           (3,498)           (3,325)           (52,334)
                                                               ------------    -------------    --------------     --------------
 Income (loss) before income tax expense (benefit) and
minority interest                                              $   137,970     $     (88,819)   $      (13,557)    $      579,419
                                                               ------------    -------------    --------------     --------------

                                      F-56
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      Since the Company provides services worldwide to the oil and natural gas industry, a substantial portion of the property and equipment is mobile, and the respective locations at the end of the period (as listed in the table below, together with multi-client library and oil and natural gas assets) are not necessarily indicative of the earnings of the related property and equipment during the period. The geographic classification of income statement amounts listed below is based upon location of performance or, in the case of multi-client seismic data sales, the area where the survey was physically conducted.
      Information by geographic region is summarized as follows:

                                                                                                          Elimination
                                                                                                             of
                                                                                           Middle East/    Inter-
                                                                                                          Segment
                         Americas        UK         Norway      Asia/Pacific     Africa        Other        Items         Total
                         ---------    ---------    ---------    ------------    ---------  ------------   -----------  -----------

                                                                (In thousands of dollars)
 Revenue, external
customers:
 2005 (Successor)        $ 311,496    $ 175,440    $ 306,158    $    199,107    $ 139,317  $    64,808    $        --  $ 1,196,326
 2004 (Successor)          267,054      191,745      336,949         191,703      112,503       29,514             --    1,129,468
 2003 (Successor -- two
months)                     49,164       30,743       33,087          35,175       20,784        3,418             --      172,371
 2003 (Predecessor --
ten months)                270,095      181,595      235,663          82,980      124,601       66,930             --      961,864
 Revenue, includes
inter- segment:
 2005 (Successor)        $ 312,394    $ 176,053    $ 309,349    $    199,826    $ 139,679  $    65,186    $    (6,161) $ 1,196,326
 2004 (Successor)          267,054      194,712      343,736         191,703      112,503       29,514         (9,754)   1,129,468
 2003 (Successor -- two
months)                     49,164       31,067       35,429          35,175       20,784        3,418         (2,666)     172,371
 2003 (Predecessor --
ten months)                270,095      183,371      238,543          82,980      124,601       66,930         (4,656)     961,864
 Total assets:
 December 31, 2005       $ 302,774    $ 940,263    $ 380,898    $     73,801    $  10,663  $     9,173    $        --  $ 1,717,572
 December 31, 2004         343,484      927,172      469,675          79,873       21,211       10,738             --    1,852,153
 Capital expenditures
(cash):
 2005 (Successor)        $  19,183    $  63,679    $   5,195    $      1,579    $      --  $       854    $        --  $    90,490
 2004 (Successor)            7,955       40,812       96,813           1,975           --          817             --      148,372
 2003 (Successor -- two
months)                      5,464        1,005        9,294             222           --           --             --       15,985
 2003 (Predecessor --
ten months)                  6,261        6,155       27,952             136           --        1,561             --       42,065

      Export sales from Norway to unaffiliated customers did not exceed 10% of gross revenue for the years ended December 31, 2005, 2004 and 2003.

                                      F-57
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - (Continued)
      For the years ended December 31, 2005, 2004 and 2003, customers exceeding 10% of the Company's total revenue were as follows (the table shows percentage of revenues accounted for by each of such customers, and the segments that had sales to the respective customers are marked with X):

                                                                                      Years Ended December 31,
                                                                   ---------------------------------------------------------------

                                                                        2005               2004                    2003
                                                                   ----------------   ---------------    -------------------------

                                                                    13%       10%      25%      10%       19%      12%       10%
                                                                   ------    ------   ------    -----    ------    -----    ------

 Segments serving customer (each % in each year represents a separate customer):
 Marine Geophysical                                                     X         X        X        X         X        X         X
 Onshore                                                                          X                                              X
 Production                                                             X         X        X        X         X        X
 Pertra                                                                 X                  X                  X
 Reservoir/ Shared Services/ Corporate                                  X                  X                  X

      In certain of the regions where the Company operates, a significant share of its employees is organized in labor unions. Similarly the Company's operations in certain regions are members of employer unions. Therefore, the Company may be affected by labor conflicts involving such labor and employer unions.

 NOTE 28 - Supplemental Cash Flow Information
   Cash paid during the year includes payments for:

                                                                                                                    Predecessor
                                                                             Successor Company                        Company
                                                              ------------------------------------------------    ----------------

                                                                    Years Ended                Two Months           Ten Months
                                                                    December 31,                 Ended                 Ended
                                                              -------------------------
                                                                                              December 31,          October 31,
                                                                2005           2004               2003                 2003
                                                              ----------    -----------    -------------------    ----------------

                                                                                   (In thousands of dollars)
 Interest, net of capitalized interest                        $  91,724     $  106,731     $           19,619     $       120,162
 UK lease, additional required rental payments (Note 20)          7,180          7,196                  4,953               1,473
 Income taxes                                                    14,572         29,751                  4,951               8,145

      The Company entered into capital lease agreements for new equipment aggregating $0.7 million for the year ended December 31, 2005 and $0.6 million for the ten months ended October 31, 2003. There were no new capital lease agreements during the year ended December 31, 2004 or the two months ended December 31, 2003.
NOTE 29 - Summarized Financial Information for Subsidiaries with Debt Securities PGS Geophysical AS, a Norwegian corporation, is a wholly owned subsidiary of the Company. PGS Geophysical AS is the largest geophysical services company within the PGS group of companies. PGS Geophysical AS is also the lessee of the Ramform Explorer and the Ramform Challenger seismic vessels. PGS ASA (parent company) has fully and unconditionally guaranteed PGS Geophysical AS charter obligations in connection with certain debt securities issued in order to finance the purchase of these vessels. Summarized financial information for PGS Geophysical AS and its consolidated subsidiaries is presented below. This information was derived from the financial statements prepared on a stand-alone basis in conformity with U.S. GAAP. Separate financial statements and other disclosures with respect to PGS Geophysical AS are omitted because the information contained therein, in light of the information contained in the consolidated financial statements of the Company, would not be material.

                                      F-58
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      The PGS Geophysical AS summarized financial information consists of the following:

                                                                                                               Predecessor
                                                                       Successor Company                         Company
                                                        ------------------------------------------------     ---------------

                                                               Years Ended                Two Months           Ten Months
                                                              December 31,                  Ended                 Ended
                                                        -------------------------
                                                                                         December 31,          October 31,
                                                          2005            2004               2003                 2003
                                                        ---------      ----------     ------------------     ---------------

                                                                             (In thousands of dollars)
 Income Statement Data:
     Revenue                                            $ 332,190      $  257,609     $           17,610     $       244,605
     Operating profit (loss)                               18,423          (4,761)               (26,009)             (4,238)
     Net income (loss)                                      6,376         (22,868)               (12,671)             (6,752)
 Balance Sheet Data:
     Current assets                                     $  90,433      $  116,910     $           99,453
     Non-current assets                                   185,535         190,874                148,951
     Current liabilities                                   96,168          56,573                 84,523
     Non-current liabilities                              142,686         327,199                408,479
     Equity (deficit)                                      37,114         (75,988)              (244,598)

      Both Oslo Explorer PLC ("Explorer") and Oslo Challenger PLC ("Challenger"), Isle of Man public limited companies, are wholly owned subsidiaries of the Company, purchased in April 1997. Explorer and Challenger own the Ramform Explorer and the Ramform Challenger, respectively, and lease these vessels to PGS Geophysical AS pursuant to long-term bareboat charters. Explorer and Challenger are jointly and severally liable under the 8.28% First Preferred Mortgage Notes (see Note 16), in an original principal amount of $165.7 million, which were issued to finance the purchase of the Ramform Explorer and the Ramform Challenger. Summarized financial information for each of Explorer and Challenger is presented below. This information was derived from the financial statements prepared on a stand-alone basis in conformity with U.S. GAAP. Separate financial statements and other disclosures with respect to Explorer and Challenger are omitted because the information, in light of the information contained in the consolidated financial statements of the Company, would not be material.

                                      F-59
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) The Oslo Explorer PLC and Oslo Challenger PLC summarized financial information consists of the following:

                                                         Successor Company                                   Predecessor Company
                            -----------------------------------------------------------------------------   ---------------------

                                        Years Ended December 31,
                            --------------------------------------------------

                                                                                    Two Months Ended          Ten Months Ended
                                     2005                      2004                 December 31, 2003         October 31, 2003
                            ----------------------    ------------------------   ------------------------   ---------------------

                            Explorer     Challenger    Explorer     Challenger    Explorer     Challenger    Explorer   Challenger
                            --------     ----------    ---------    ----------    ---------    ----------    --------   ----------

                                                                  (In thousands of dollars)
 Income Statement Data:
     Revenue                $  5,064     $   5,455    $   5,491    $    5,858    $   1,164    $    1,169    $  5,820    $   5,844
     Operating profit          4,883         5,273        5,346         5,713       (6,732)       (4,562)      5,693        5,717
     Net income (loss)           766         1,157          799         1,166       (7,557)       (5,387)      1,566        1,590
 Balance Sheet Data:
     Current assets         $     --     $      --    $      --    $       --    $      --    $       --
     Non-current assets       51,375        54,101       56,866        59,200       61,192        63,158
     Current liabilities       6,280         6,280        6,611         6,611        6,252         6,251
     Non-current
    liabilities               38,211        38,213       44,137        44,138       49,621        49,622
     Equity                    6,884         9,608        6,118         8,451        5,319         7,285

NOTE 30 - Supplemental Information -- Oil and Gas Reserves and Costs (Unaudited) In March 2005, the Company sold its oil and natural gas subsidiary Pertra
AS to Talisman Energy (UK) Ltd. (see Note 24). Pertra did not meet the significant activities requirements for the year ended December 31, 2005. The Company meets the significant activities requirements for the year ended December 31, 2004, the two months ended December 31, 2003 and the ten months ended October 31, 2003. However, it is not considered material to the disclosure to separately present the changes in reserves or the changes in Standardized Measure for the Predecessor and Successor periods during the years ended December 31, 2004 and 2003.
      Pertra had proved oil reserves associated with its 70% interest in PL 038 on the NCS. The Company, through its Marine Geophysical segment, also owns some small overriding royalty interests in oil and natural gas production offshore in the US Gulf of Mexico. The supplemental financial and oil and natural gas reserve information and standardized measure of future cash flows from proved reserves are presented for Pertra only. The overriding royalties financial results and oil and natural reserves are not considered material for disclosure. In addition, Pertra employed a Company FPSO to produce oil from PL 038. The revenues and expenses from this FPSO are eliminated in consolidation, but the expenses are presented gross for this supplemental presentation. As a result, the oil and natural gas results in this supplemental disclosure will not match the results in the consolidated statements of operations.

      Financial Results Related to Oil and Natural Gas Activities.

      The Successor results of operations, capitalized costs and costs incurred are based on the successful efforts method of accounting for oil and natural gas activities. The Predecessor results of operations and costs incurred are based on the SEC full cost method. See Note 2 for the description of each method. These methods may create significant differences in results, primarily because of differences in the capitalization policies under each method. As a result, the Successor and Predecessor results of operations, capitalized costs and costs incurred information are not comparable.
                                      F-60
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-----------------

                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      Results of operations relating to oil and natural gas producing activities are as follows:

                                                                                                                   Predecessor
                                                                                 Successor Company                   Company
                                                                       -------------------------------------      --------------

                                                                                                Two Months         Ten Months
                                                                          Year Ended              Ended               Ended
                                                                         December 31,          December 31,        October 31,
                                                                             2004                  2003               2003
                                                                       -----------------      --------------      --------------

                                                                                      (In thousands of dollars)
 Oil revenues (Revenues products)                                      $         184,134      $        9,544      $     112,097
 Production costs                                                                 93,036               6,354             62,296
 Other operating costs                                                             3,952                 599              2,126
 Accretion of asset retirement obligation                                          1,664                 271              1,821
 Exploration costs                                                                20,062               4,344                 --
 Depletion, depreciation and amortization                                         38,965                 743             30,826
                                                                       -----------------      --------------      --------------
     Results of operations before tax                                             26,455              (2,767)            15,028
                                                                       -----------------      --------------      --------------
     Income tax expense (benefit)                                                 20,635              (2,159)            11,722
                                                                       -----------------      --------------      --------------
         Results of operations                                         $           5,820      $         (609)     $       3,306
                                                                       -----------------      --------------      --------------


      The above table does not include any amounts for allocated selling, general and administrative expense or finance income or expense.
      Capitalized costs relating to oil and natural gas producing activities are set forth below:

                                                                                                           December 31,
                                                                                                               2004
                                                                                                     -------------------------

                                                                                                               (In
                                                                                                           thousands of
                                                                                                             dollars)
 Capitalized Costs:
     Proved properties                                                                               $                 106,604
     Unproved properties                                                                                                 4,000
     Accumulated depreciation, depletion and amortization                                                              (39,664)
                                                                                                     -------------------------

         Net                                                                                         $                 70,940
                                                                                                     -------------------------

      As a supplemental disclosure, under the full cost method the depletion, depreciation and amortization rate for the Predecessor for the ten months ended October 31, 2003 was $8.65 per barrel of oil produced.
      Following is a summary of costs incurred in oil and natural gas exploration and development activities:

                                                                                                                    Predecessor
                                                                                  Successor Company                   Company
                                                                        -------------------------------------      -------------

                                                                                                 Two Months         Ten Months
                                                                           Year Ended              Ended               Ended
                                                                          December 31,          December 31,        October 31,
                                                                              2004                  2003               2003
                                                                        -----------------      --------------      -------------
                                                                                       (In thousands of dollars)
 Exploration costs                                                      $          20,062      $       13,262      $      16,253
 Development costs                                                                 76,342               4,375             10,318
                                                                        -----------------      --------------      -------------
     Total costs incurred                                               $          96,404      $       17,637      $      26,571
                                                                        -----------------      --------------      -------------

                                      F-61
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-----------------

                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -  (Continued)

      Proved Reserves and Standardized Measure.

      The estimates of proved oil and natural gas reserves for Pertra as of December 31, 2004 was prepared by the Company's engineers in accordance with guidelines established by the SEC and the FASB, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements. The estimates were reviewed by an independent reservoir engineering consultant. All of Pertra's proved reserves are located in the Norwegian North Sea. The reserve estimates as of December 31, 2004 utilize oil prices of $40.24 per barrel (reflecting adjustments for oil quality). The Company's actual average sale price for oil produced in 2004 was $35.11 per barrel, compared to $29.37 per barrel in 2003.
      Oil and natural gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. Reserve estimates are inherently imprecise, and estimates of new discoveries are more imprecise than those of currently producing oil and natural gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.
      The oil and natural gas proved reserve quantities and changes in reserve quantities, the Standardized Measure of Future Net Cash Flows from Proved Reserves (Standardized Measure) and the changes in Standardized Measure are presented for the years ended December 31, 2004 and 2003 and as of December 31, 2004, respectively. A company is required to disclose this information when it has significant oil and natural gas exploration and production activities.
      The following tables provide a roll-forward of total proved reserves for the years ended December 31, 2004 and 2003, as well as proved developed reserves at year end, as of the beginning and end of each respective year, the Standardized Measure as of December 31, 2004 and 2003 and the changes in Standardized Measure for the years ended December 31, 2004 and 2003:
 Estimated Quantities of Reserves (Unaudited)

                                                                                                          December 31,
                                                                                                              2004
                                                                                                   --------------------------

                                                                                                        (In thousands of
                                                                                                            dollars)
 Crude Oil:
 Proved Reserves:
     Beginning of the year                                                                                              7,818
         Extensions and discoveries                                                                                     2,976
         Revisions of previous estimates                                                                                   --
         Production                                                                                                    (5,317)
                                                                                                   --------------------------
     End of year                                                                                                        5,477
                                                                                                   --------------------------
 Proved Developed Reserves:
     Beginning of year                                                                                                  2,114
                                                                                                   --------------------------
     End of year                                                                                                        5,477
                                                                                                   --------------------------

                                      F-62
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                   PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) Standardized Measure of Future Net Cash Flows from Proved Reserves (Unaudited)

                                                                                                           December 31,
                                                                                                               2004
                                                                                                      -----------------------

                                                                                                           (In thousands
                                                                                                            of dollars)
 Future cash inflows                                                                                  $               220,440
 Future production costs                                                                                              108,253
 Future development costs                                                                                                  --
 Future abandonment costs                                                                                              47,391
 Future income taxes                                                                                                   51,762
 Future net cash flows                                                                                                 13,034
                                                                                                      -----------------------

     Discount at 10% per annum                                                                                         (2,288)
                                                                                                      -----------------------

 Standardized Measure                                                                                 $                15,322
                                                                                                      -----------------------


 Changes in Standardized Measure (Unaudited)

                                                                                                           December 31,
                                                                                                               2004
                                                                                                      -----------------------

                                                                                                           (In thousands
                                                                                                            of dollars)
 Standardized Measure at beginning of year                                                            $                15,731
                                                                                                      -----------------------
     Revisions of reserves proved in prior years                                                                           --
     Changes in prices and production costs                                                                            10,636
     Changes in estimates of future development and abandonment costs                                                  (4,847)
     Net change in income taxes                                                                                         1,757
     Accretion of discount                                                                                              1,573
     Other, primarily timing of production                                                                             10,454
     Extensions, discoveries and other additions, net of future production and development cost                        58,216
     Sales of oil and natural gas produced, net of production costs                                                   (91,098)
     Previously estimated development and abandonment costs incurred during the period                                 12,900
                                                                                                      -----------------------
 Net changes in Standardized Measure                                                                                     (409)
                                                                                                      -----------------------
 Standardized Measure at end of year                                                                  $                15,322
                                                                                                      -----------------------

                                      F-63
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                           Petroleum Geo-Services ASA

                                  Strandveien 4
                                   P.O. Box 89
                                 N-1326 Lysaker
                                     Norway
                           Telephone: +47 67 52 64 00
                              Fax: +47 67 52 64 64
                                   www.pgs.com











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